






SUPPL







Chuo Mitsui Trust Group

Annual Report 2008




Chuo Mitsui Trust Group

Consolidated Financial Highlights 2008

Years ended March 31, 2008 and 2007

	Billions of yen		Millions of U.S. dollars (Note)
	2008	**2007**	**2008**
For the year:			
Total income	**¥ 468.5**	¥ 468.0	**$ 4,676.3**
Interest income	**207.0**	161.4	**2,066.1**
Trust fees	**68.6**	75.5	**685.1**
Fees and commissions	**123.8**	133.1	**1,236.5**
Total expenses	**332.7**	288.3	**3,321.1**
Interest expenses	**99.3**	62.6	**991.6**
General and administrative expenses	**139.1**	121.7	**1,388.8**
Income before income taxes and minority interests	**135.7**	179.6	**1,355.1**
Net income	**71.8**	112.7	**717.0**
At year-end			
Total shareholders' equity	**¥ 1,019.2**	¥ 1,137.3	**$ 10,172.8**
Total assets	**14,472.8**	14,090.5	**144,453.9**
Loans and bills discounted	**7,852.0**	7,377.3	**78,371.7**
Securities	**4,647.9**	4,511.7	**46,391.4**
Deposits	**8,830.5**	8,529.7	**88,138.4**
Trust assets*	**48,171.7**	45,154.0	**480,803.5**
Capital adequacy ratio**	**13.84%**	12.13%	
Reference (subsidiary banks)*			
Gross operating profit (before trust account write-offs)***	**¥ 265.2**	¥ 275.3	**$ 2,647.4**
Operating expenses	**110.8**	98.2	**1,106.1**
Pre-provision profit***	**154.4**	177.0	**1,541.3**
Credit costs	**9.5**	29.7	**95.3**

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥100.19 to US$1, the rate prevailing on March 31, 2008.

* Figures are the combined total of The Chuo Mitsui Trust and Banking Company, Limited, and Chuo Mitsui Asset Trust and Banking Company, Limited.

** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.

*** These terms are defined on page 44 in the Financial Section.



A Word from the President

First, on behalf of senior management and employees throughout Chuo Mitsui Trust Group, let me extend heartfelt thanks to you, our stakeholders, for your invaluable support of our efforts.

This disclosure document for fiscal 2007, the year ended March 31, 2008, describes the business results of Chuo Mitsui Trust Group and offers a status report on each area of operations as well as perspectives on business direction and other matters of interest to the Group's future. We hope this report will help you to better understand the Group and its activities.

The key companies of the Group are its two trust banks—The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), which concentrates on retail business, banking business, real estate operations and stock transfer agency services, and Chuo Mitsui Asset Trust and Banking Company, Limited ("Chuo Mitsui Asset"), which has particular strength in pension trust and securities trust business—and its two asset management companies—Chuo Mitsui Asset Management Company, Limited ("Chuo Mitsui Asset Management"), which provides investment trust management services, and Chuo Mitsui Capital Company Limited ("Chuo Mitsui Capital"), which provides private equity fund management services. The latter two companies became wholly owned subsidiaries of Chuo Mitsui Trust Holdings in October 2007.

All the companies under the Group umbrella, not only the core trust banks and asset management companies, strive to enhance specialization in their respective fields of expertise and implement various measures designed to raise the corporate value of the Group as a whole.

Senior management and employees throughout the Group are fully committed to meeting the expectations of clients, shareholders, investors and business partners. Your support of our efforts will be instrumental in this effort, and we ask for your continued encouragement as we strive to achieve new levels of success.

August 2008

Kazuo Tanabe
President, Chuo Mitsui Trust Holdings

An Interview with the President

—— Business Direction and Results to Date ——

Chuo Mitsui Trust Group—pursuing recomposition of the revenue structure and achieving steady results. Kazuo Tanabe, President of Chuo Mitsui Trust Holdings, provides an update on the Group's business direction and the results achieved to date.

Q.1 What direction is Chuo Mitsui Trust Group taking in its business pursuits?

■ Basic Business Direction

Chuo Mitsui Trust Group's management philosophy spotlights three objectives:

- To utilize financial and trust banking functions to meet the needs of society and contribute to further development of the domestic economy
- To always be aware of the role a corporate citizen must play and fulfill inherent social responsibilities
- To enhance structures for risk management and compliance, namely adherence to prevailing laws and other socially mandated requirements, and ensure management soundness

■ Business Strategies

Guided by this management philosophy, the companies under the Group umbrella, especially the two trust banks—Chuo Mitsui and Chuo Mitsui Asset—and the two asset management companies—Chuo Mitsui Asset Management and Chuo Mitsui Capital—take a flexible approach to business development in their respective fields of expertise. They cooperate on several fronts and seek to capitalize on the synergies afforded by interrelationships within the Group. Meanwhile, Chuo Mitsui Trust Holdings, as the holding company, aims to maximize Group profits by ensuring an optimum allocation of management resources to each operating division.

Business strategies for the trust banks and asset management companies under the Chuo Mitsui Trust Group umbrella are presented below.



< Chuo Mitsui >

In the area of individual services, Chuo Mitsui offers one-stop access to a diverse range of products and services through carefully executed consultations tailored to clients' needs at different stages of life. Consultations cover a wide range of issues, including loans and asset administration, as well as matters related to inheritance and succession.

In corporate services, Chuo Mitsui emphasizes proposal-style activities that bring together knowledge and experience acquired over many years in the trust banking business. These activities effectively address the broad-based administrative and financial requirements of clients.

< Chuo Mitsui Asset >

Through pension trusts and securities trusts as well as investment management and consulting services, Chuo Mitsui Asset meets the high-level investment requirements of each client with suitable combinations from a wide assortment of fund management products, including investment in domestic and international stocks and bonds as well as alternative investments.

In addition, Chuo Mitsui Asset addresses demand for administration of different kinds of pension systems, such as defined contribution pensions and defined benefit corporate pensions, and responds to the varied needs of clients on all aspects of the retirement benefit system.

< Chuo Mitsui Asset Management >

Chuo Mitsui Asset Management maximizes asset investment know-how accumulated by the Group to provide sophisticated investment trust fund management services that meet the wide-ranging needs of clients, from individual investors to institutional investors.

< Chuo Mitsui Capital >

Chuo Mitsui Capital makes the most of sophisticated investment expertise in private equity investment and an extensive network to aggressively pursue investment activities over a wide investment area. The company also offers high quality, diversified investment opportunities to investors through the formation of investment partnerships.

■ Future Tasks

Chuo Mitsui Trust Group will draw on all its composite capabilities to boost gross operating profit through recomposition of the revenue structure and refocus its energy on measures to enhance profitability.

Specifically, against a backdrop characterized by the flow of funds from savings to investments, we will continue to selectively reinforce investment trust and real estate-related pursuits, since these markets continue to demonstrate brisk growth potential.

In lending operations, we have always emphasized housing loans and will maintain an active approach to demand for this type of financing. We will also aggressively embrace quality real estate non-recourse loans and corporate loans, as well as investments and loans for overseas applications, which present new profit-earning opportunities.

Increasingly intense competition is sure to characterize these promising fields of endeavor. To sustain a position of excellence amid heightened competition, Chuo Mitsui Trust Group will identify divisions with the potential for high profits and high growth and carefully determine personnel assignments and operating expense budgets for these divisions. Concerted efforts will also be directed toward concrete realization of business strategies.

In regard to corporate social responsibility (CSR), we are keenly aware of the public mission as a financial group and will consistently promote CSR activities throughout the Group.

Meanwhile, risk management and compliance are sure to assume greater importance in the corporate world, spurred by the application of new capital adequacy criteria under the Basel II Capital Accord formulated by the Bank for International Settlements (BIS) and effective from the fiscal year ending March 31, 2007, and also by the Financial Instruments and Exchange Law, which went into effect September 2007.

In response, Chuo Mitsui Trust Group will reinforce the system it has used to accurately identify and control risks inherent in its operations and reemphasize activities designed to ensure thorough legal compliance by executives and employees alike. Furthermore, the Company will verify the reliability of corporate disclosure with a polished approach to standards for the assessment and audit of internal controls for financial reporting implemented from the fiscal year beginning April 1, 2008.

Through these efforts, we will fortify our internal auditing function—a self-regulated process to ascertain the effectiveness and actual utility of internal structures—and further strengthen our capacity to pinpoint trouble spots and correct them.

Q.2 What management priorities will underpin enhanced profitability?

■ Management Priorities

Chuo Mitsui Trust Group regards enhanced profitability as a top priority. We will chart a steady course toward our goal of higher gross operating profit by fortifying activities in strategic business areas with high profit and future growth potential.


Accelerate recomposition of revenue structure
Fortify activities in business areas with high profit and future growth potential
Boost gross operating profit

■ Progress in Recomposition of the Revenue Structure

We will prudently reinforce investment trust and real estate-related operations to capitalize on sustained growth in these markets, and with a continued emphasis on housing loans, we will boost gross operating profit.

◆ Gross Operating Profit by Operating Division (Combined total of Chuo Mitsui and Chuo Mitsui Asset, non-consolidated)


2003
2006
2007
2008
63%
11%
2%
2%
3%
19%
37%
32%
12%
4%
9%
0%
14%
11%
18%
68%
24%
13%
4%
9%
2%
16%
14%
18%
76%
29%
15%
4%
4%
2%
17%
12%
17%
71%
Conventional Banking Business
Corporate loans
Bond investment and other
Strategic Business
Loans to individuals
Real estate asset finance
Alternative investments
Other banking-related business
Investment trusts and Annuity insurance
Real estate
Other asset management business
Banking Business
Banking Business
Asset Managemant Business
From conventional banking business to strategic business
Focus on strategic business with high profit and future growth potential

Q.3 What kind of results have your management priorities achieved?

In fiscal 2007, the basic direction taken by Chuo Mitsui Trust Group was to boldly pursue recomposition of the revenue structure and boost gross operating profit by increasing total management resources and selectively investing these resources into strategic businesses with high profit and future growth potential. This focus was rewarded with solid results in key strategic businesses, as the graphs below demonstrate.

■ Investment Trust and Annuity Insurance-Related Businesses

A rich selection of products geared to wide-ranging client needs, complemented by high-quality consultations, underpinned a commendable level of sales of any domestic bank.



Investment Trust and Annuity Insurance-Related Revenue
Fees on the sale of annuity insurance
Proceeds from investment trust sales
Proceeds from investment trust management and administration
(Billions of yen)
50
40
30
20
10
0
40.5
43.0
45.1
22.1
12.2
6.1
13.0
21.0
9.0
14.1
20.3
10.6
2006
2007
2008
(Years ended March 31)
Investment Trust and Annuity Insurance Balance (Year-end) and Sales
Total investment trust and annuity insurance sales (right axis)
Balance of annuity insurance (left axis)
Balance of investment trusts (right axis)
(Billions of yen)
4,000
3,000
2,000
1,000
0
(Billions of yen)
1,000
750
500
250
0
783.7
924.0
823.4
1,788.4
868.6
919.8
2,305.1
058.3
246.7
2,500.4
250.4
249.9
2006
2007
2008
(Years ended March 31)

■ Real Estate Operations

We seek to utilize solid ties and a broad spectrum of relationships built between influential investors at home and abroad to sustain and further expand our profit base.



Real Estate Business-Related Revenue
Real estate brokerage fees
Real estate trust fees
(Billions of yen)
40
30
20
10
0
30.3
24.5
5.8
38.7
31.0
7.6
31.7
24.4
7.2
2006
2007
2008
(Years ended March 31)
Balance of Securitized Real Estate
(Billions of yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,999.7
4,312.7
5,141.1
2006
2007
2008
(As of March 31)

■ Lending Business

We will build a loan portfolio delivering higher profits by maintaining an active approach, especially toward housing loans—an area of ongoing emphasis.

Balance of Loans to Individuals (After housing loan securitization)*


Sole proprietorships
Housing loans
(Billions of yen)
4,000
3,000
2,000
1,000
0
2,415.7
496.8
1,918.9
2,579.9
439.0
2,140.9
2,930.1
398.2
2,531.9
2006
2007
2008
(As of March 31)

* There were no securitization results since fiscal 2006.

Average Loan Balance[1] Composition


Corporate loans[2]
Real estate asset finance[3]
Loans to individuals


(%)
100
80
60
40
20
0
71%
4%
25%
62%
10%
28%
60%
10%
30%
56%
10%
34%
2003
2006
2007
2008
(Years ended March 31)

1. Banking account (domestic funds) + jointly operated designated money trust + loan trusts + nonresident yen-denominated loans
2. Includes loans to traditional corporate borrowers + restructuring and revitalization-related finance
3. Excludes corporate bond-type loans

■ Pension Trust and Securities Trust Businesses

We are reinforcing our profit base and expanding profits by maximizing market-respected expertise acquired through asset management and consulting.

Balance of Pension Assets under Management (Book Value)


(Billions of yen)
8,000
6,000
4,000
2,000
0
6,570.7
7,121.5
7,344.4
2006
2007
2008
(As of March 31)

Note: Combined total of defined benefit plans, employees' pension funds and qualified pensions plans, including the balance of investments with discretionary rights for management.

Balance of Investment Trusts under Management (Net Asset Value)


(Billions of yen)
12,000
9,000
6,000
3,000
0
9,208.4
10,880.1
10,522.2
2006
2007
2008
(As of March 31)

Q.4 Describe the asset management companies that became wholly owned subsidiaries in October 2007.

■ Chuo Mitsui Asset Management

Chuo Mitsui Asset Management draws on the asset management know-how accumulated by Chuo Mitsui Trust Group companies to raise its profile in the investment trust market, where a shift in the direction of client assets from savings to investments is fostering wider interest in investment trusts.

■ Chuo Mitsui Capital

Chuo Mitsui Capital maximizes high-level know-how emphasizing private equity investment and access to a wide network to aggressively pursue investment activities over an extensive investment domain.

Balance of Assets under Management



Principal basis*
Market value basis**
(Billions of yen)
2,500
2,000
1,500
1,000
500
0
1,311.0
1,574.2
1,864.9
2,234.9
2,179.4
2,209.5
2006
2007
2008
(As of March 31)

* Residual principal (net of sales, repurchases and redemption amount).
** Combined total of investment trust and investment advisory assets.

Total Funds under Management*



Investment balance basis
Commitment basis
(Combined contribution amounts promised by investors to funds)
(Billions of yen)
300
250
200
150
100
50
0
84.6
142.9
105.1
214.5
116.3
273.9
2006
2007
2008
(As of March 31)

* Total amount of funds under management by Chuo Mitsui Capital.

Q.5 What is the status of U.S. subprime loan-linked securities investments?

As of March 31, 2008, Chuo Mitsui Trust Group held neither subprime-backed asset-backed securities (ABS) nor collateralized debt obligations (CDO). The Group had no exposure to housing loans classed as Alt-A, either.

At March 31, 2007, the Group held ¥30.0 billion in investment trusts that included investments in ABS using U.S. home equity loans. However, by December 31, 2007, these investment trusts have been sold off, leaving a ¥200 million loss on the books.

Complete details on other overseas investments and loans are presented on page 89.

Fiscal 2007 Summary (Combined total of Chuo Mitsui and Chuo Mitsui Asset, non-consolidated.)

- Gross operating profit (before trust account write-offs) settled at ¥265.2 billion, down ¥10.0 billion. The Group marked steady growth in gross operating profit until the third quarter, after which the pace stalled, owing to the impact of sluggish market conditions that emerged in the second half of the fiscal year.
- Net income fell to ¥81.9 billion, down ¥36.4 billion.
- Credit costs decreased to ¥9.5 billion, down ¥20.2 billion.
- The Group sustained a high consolidated capital adequacy ratio, at 13.84%, as of March 31, 2008.

Gross Operating Profit (before trust account write-offs)


(Billions of yen)
400
300
200
100
0
338.8
309.3
298.1
283.3
275.3
265.2
2003
2004
2005
2006
2007
2008
(Years ended March 31)

Operating Expenses and Overhead Ratio


(Billions of yen)
(%)
200
150
100
50
0
60
45
30
15
0
44.1
41.3
35.8
35.3
35.6
41.7
149.4
128.0
107.0
100.2
98.2
110.8
2003
2004
2005
2006
2007
2008
(Years ended March 31)

Pre-Provision Profit


(Billions of yen)
200
150
100
50
0
189.3
181.2
191.1
183.0
177.0
154.4
2003
2004
2005
2006
2007
2008
(Years ended March 31)

Credit Costs


(Billions of yen)
160
120
80
40
0
121.5
58.3
43.9
65.6
29.7
9.5
2003
2004
2005
2006
2007
2008
(Years ended March 31)

Recurring Profit and Net Income (Loss)


(Billions of yen)
Recurring profit
Net income (loss)
200
100
0
-100
-200
-37.9
-103.6
126.8
83.3
149.9
92.1
125.2
118.2
154.1
118.4
126.8
81.9
2003
2004
2005
2006
2007
2008
(Years ended March 31)

Capital Adequacy and Tier 1 Ratios (Chuo Mitsui Trust Holdings, consolidated)


(%)
Capital Adequacy Ratio
Tier I Ratio
15
12
9
6
3
0
7.50
10.14
10.34
12.35
12.13
13.84
3.75
6.00
6.82
8.50
8.90
10.82
2003
2004
2005
2006
2007
2008
(Years ended March 31)

* New capital adequacy requirements are applied from the fiscal year ending March 31, 2007 and later.

Corporate Governance

Basic Premise

Seeking to maintain management transparency and ensure sound business practices, Chuo Mitsui Trust Group strives to clarify the scope of accountability and responsibility assumed by senior management, including members of the Board, and has implemented a suitable cross-check structure to facilitate this goal. To expedite its response to changes in the operating environment, the Group has introduced administrative and management structures to encourage greater organizational efficiency.

Functions and Responsibilities of Chuo Mitsui Trust Holdings

Under Chuo Mitsui Trust Holdings' umbrella, the subsidiary trust banks, Chuo Mitsui and Chuo Mitsui Asset, and the asset management companies, Chuo Mitsui Asset Management and Chuo Mitsui Capital, have established operating structures that facilitate the achievement of respective business activities. Meanwhile, Chuo Mitsui Trust Holdings, as a financial holding company established to oversee the operations and administration of its subsidiaries, assumes the following six functions.

1. Formulate Group management strategy
Chuo Mitsui Trust Holdings coordinates divisional strategies for the subsidiary trust banks and asset management companies under its umbrella and prepares plans to maximize groupwide profits and shareholder value.

2. Monitor administration of business activities
While responsibility for administration of respective business activities lies with each subsidiary trust bank and asset management company, Chuo Mitsui Trust Holdings monitors the status of operations to ensure that these activities are consistent with Group strategies.

3. Allocate management resources
Chuo Mitsui Trust Holdings allocates the Group's management resources—that is, the resources necessary to execute business activities, which are not only tangible resources, such as human resources, physical resources and monetary resources, but also intangible resources, such as information, knowledge and brands—and tracks the use of these management resources at each subsidiary trust bank and asset management company.

4. Supervise risk management and internal controls
Chuo Mitsui Trust Holdings formulates basic policy on risk management and internal controls for the Group as a whole and undertakes related assessments, including verification of risk management efforts at each subsidiary trust bank and asset management company.

5. Track compliance status
As well as preparing key policy on corporate ethics for the Group and standards of conduct befitting senior management and employees of this group, Chuo Mitsui Trust Holdings tracks efforts at the subsidiary trust banks and asset management companies under its umbrella to conform to compliance issues.

6. Monitor internal audits
In addition to formulating the basic direction for the execution of internal audits within the Group, Chuo Mitsui Trust Holdings examines the results of internal audits at the subsidiary trust banks and asset management companies under its umbrella, then pinpoints areas for improvement and offers necessary guidance to these subsidiaries to effect required changes.


Holding Company
Chuo Mitsui Trust Holdings
General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Auditor's Office
Board of Directors
Advisory Board
Executive Committee
Councils *1
Committees *2
*1:
Council to Promote Business Health Improvement Plans
Group CSR Council
*2:
System Strategy Committee
Basel II Response Committee
Group Business Management Strengthening Committee
Internal Audit Committee
Internal Control System Preparation Committee
Plan Group business strategies
Direct and execute business activities
Allocate management resources
Monitor risk management status
Monitor compliance status
Supervise internal audits
Subsidiary Trust Banks Asset Management Companies
Business Planning
Risk Management
Compliance
Internal Audits
Subsidiary Trust Banks
Asset Management Companies
Chuo Mitsui
Chuo Mitsui Asset
Chuo Mitsui Asset Management
Chuo Mitsui Capital
General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Councils
Executive Committee
Committee



Standing, from left: Nobuo Iwasaki, Senior Executive Officer; Ken Sumida, Senior Managing Director; Jun Okuno, Senior Managing Director; Tadashi Kawai, Director

Seated, from left: Kazuo Tanabe, President; Kiichiro Furusawa, Chairman of the Board; Tomohiro Ito, Deputy President

Management Structure

Some of the directors of Chuo Mitsui Trust Holdings are concurrently directors at subsidiary trust banks and are responsible for ensuring effective implementation of business strategies within the Group. The full-time managing director supervises internal auditing and cements the cross-check function at subsidiaries. With greater management transparency in mind, especially given the rapid transformation of the business environment, the term of office for all directors has been set at one year.

Some of the corporate auditors hold concurrent positions as auditors at subsidiary trust banks. They audit the operations of subsidiaries and utilize the results to establish a format for implementing suitable audits of the holding company. They also function in a cross-check capacity, confirming the conclusions reached by the full-time auditor at the holding company.

Executive committees have been established under the Board of Directors at Chuo Mitsui Trust Holdings and at its subsidiaries. These committees are chaired by the president of the respective company and have the participation of relevant directors. Each executive committee addresses material issues relating to the execution of business activities, in line with basic policy established by each Board of Directors, and undertakes preliminary discussions pertaining to respective Board of Directors' resolutions.

Chuo Mitsui Trust Holdings also maintains an advisory board, which comprises outside experts who extend advice on all aspects of operations.

Basic Policy on Internal Controls

Chuo Mitsui Trust Holdings' Board of Directors, fully aware of its responsibility for business administration of Chuo Mitsui Trust Group, which comprises Chuo Mitsui Trust Holdings as the financial holding company and its subsidiaries, has established the following provisions regarding the establishment of structures necessary to ensure that the activities undertaken by the Company are appropriate and the execution of duties by directors conforms to prevailing laws as well as the Company's Articles of Incorporation, in accordance with Article 362, Paragraph 5 and Paragraph 4, No. 6 of the Company Law and Article 100 of Rules for Enforcement of the Company Law.

• Compliance Structure

(1) Basic compliance policies for the Company and the Group will be established and a compliance standard will be introduced for executives.
(2) Important issues pertaining to legal compliance will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.
(3) A supervisory unit for legal compliance will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.
(4) A compliance program—a plan to reinforce the legal compliance perspective—will be formulated each fiscal year and instructions will be passed on to the Company's subsidiary trust banks and asset management companies for preparing their own plans. Plan status, in terms of improvements made and goals achieved—will be monitored.
(5) Opportunities for legal compliance-oriented education and training will be offered to executives on an ongoing basis.
(6) Serious violation of laws pertaining to the Company's activities by executives must be reported and special points in-house and outside of the Company will be set up to collect information on alleged infractions.
(7) The Company and its subsidiaries will take a firm stand to prevent dealings with antisocial forces and will maintain no association whatsoever with such elements. A structure, underpinned by close ties with outside professionals, particularly the police, will be put in place to promote communication and cooperation among relevant divisions and departments and thereby facilitate an organized response in the event an executive or an employee is approached with an inappropriate request. Under no circumstances will we engage in transactions to the benefit persons or organizations that threaten the order and safety of civil society.
(8) The Board of Directors will set out rules for implementing the compliance structure described above as well as for the contents of a handbook—the Compliance Manual—aimed at executives.

• Risk Management Structure

(1) Important issues pertaining to risk management will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.
(2) A supervisory unit for risk management will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.
(3) A Group approach to risk management will be formulated and instructions will be passed on to the Company's subsidiary trust banks and asset management companies to prepare their own plans for maintaining an internal risk management perspective. Plan status, in terms of improvements made and goals achieved, will be monitored.
(4) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division and will recommend measures to prevent misconduct and to promote improvement in business processes.
(5) The Board of Directors will set out rules for implementing the risk management structure described above.

• Structure for Execution of Duties

(1) Key matters up for resolution or reporting by the Board of Directors will undergo preliminary discussion by the Executive Committee, which the president chairs and relevant directors attend.
(2) The Board of Directors will set out the basic items pertaining to the Company's organizational structure and the division of duties as well as the staff organization and authority granted to executives to ensure the smooth execution of duties and appropriate conduct.
(3) In-house regulations will be prepared in accordance with relevant legislation, and in the event said legislation is revised or abrogated, required amendments to in-house regulations will be implemented forthwith.

• Ensuring Appropriate Financial Reporting

(1) Accounting treatment and financial reporting will be governed by several laws and regulations, including the Banking Law, the Company Law and the Financial Instruments and Exchange Law. Appropriate and sound processes will be carried out, in accordance with fair and proper corporate accounting standards.
(2) Accounting standards will be put in place to facilitate the swift and accurate treatment of the accounting business and ensure clear and straightforward reports covering the Company's financial condition and its operating results.
(3) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division to confirm the suitability of respective business processes, which is the cornerstone of financial reporting.
(4) The Board of Directors will set out rules for implementing the structure for appropriate financing reporting described above.

• Group Management Structure

(1) In its capacity as a financial holding company, Chuo Mitsui Trust Holdings will endeavor to create compliance and risk management structures applicable to the entire Group.
(2) The Company will verify from both risk management and legal perspectives all intra-Group transactions of particular significance to the Group.
(3) The Company will consolidate and then make public in a timely and appropriate manner disclosure materials recently issued and acquired by the Group.
(4) The Company will set up an external point that accepts information on alleged illegal activity by executives of the Group and, in the unlikely event illegal activity is confirmed at a Group company, will indicate an appropriate response for implementation.

• Information Storage and Management Structure

(1) Minutes, which record progress on agendas and specific points of discussion, will be prepared at the General Meeting of Shareholders and at Board of Directors and Executive Committee meetings and kept with related materials.
(2) The Board of Directors will set out the basic items pertaining to information storage and management, such as the organizational structure for information management and the classification of management categories, according to importance.

• Structure for Corporate Auditors' Audits

(1) An auditors' office will be established to assist corporate auditors in their duties, and staff will be assigned at the request of auditors. Staff so assigned to this office will not take orders or instructions from directors and will respect the opinions of auditors regarding personnel transfers, disciplinary action and other matters related to their assignment.
(2) Corporate auditors may attend meetings of the Board of Directors and the Executive Committee as well as any other meetings they deem necessary to the execution of their duties. Executives will cooperate with corporate auditors in good faith, a requirement that includes a quick response to any request by a corporate auditor for information on matters concerning the execution of duties.
(3) A system will be maintained to accord corporate auditors with timely information regarding the occurrence of any legal transgression, situations that threaten to cause obvious corporate damage, and information on serious legal misconduct, which come to light through the execution of an internal audit or through the system for reporting on perceived illegal behavior.
(4) Corporate auditors can request an additional audit by the Internal Auditing Division and insist on other pertinent measures, when the situation calls for further action.
(5) The Board of Directors will set out rules for implementing the structure for corporate auditors' audits described above.

Risk Management System and Compliance

Chuo Mitsui Trust Group Risk Management System

The Group positions supervision of risk management for the entire Group as one of the most important functions of the holding company, Chuo Mitsui Trust Holdings, Inc. Chuo Mitsui Trust Holdings aims to improve and upgrade its risk management system by establishing the Rules for Risk Management as a basic agenda for risk management in the Group and formulates policies and plans for each fiscal year with respect to risk management in the Group.

Chuo Mitsui Trust Holdings has instituted the Risk Management Department as a department to supervise overall Group risk management and monitor the risk status of the Group, and to also supervise and issue instructions to its subsidiary trust banks and asset management companies on development of proper risk management systems. Additionally, as a department for supervision of compliance, the Compliance Department has been instituted to formulate compliance policies for the entire Group and to monitor the status of management and operations.

In regard to internal audits, a system is in place in which Chuo Mitsui Trust Holdings determines policy improvements of the internal audit system for the entire Group and carries out internal audits for each department of Chuo Mitsui Trust Holdings. In addition, Chuo Mitsui Trust Holdings supervises internal audit functions of subsidiary trust banks and asset management companies and issues necessary instructions upon receipt of reports on audit results and the status of improvements carried out by subsidiary trust banks and asset management companies.

At subsidiary trust banks and asset management companies, in order for risk management and compliance policies determined by Chuo Mitsui Trust Holdings to be carried out, systems for proper risk management and Chuo Mitsui Trust Group compliance corresponding to the risk characteristics of each business have been developed, as stated later.

The Board of Directors of Chuo Mitsui Trust Holdings obtains necessary information from subsidiary trust banks and asset management companies, performs monitoring, appraisal and analysis of the risk status of the Group, and carries out proper risk management so that sound management is ensured.

Additionally, the Directors of Chuo Mitsui Trust Holdings and subsidiary trust banks and asset management companies duly recognize the fact that risk management has a material impact on achievement of their strategic targets, and the Executive Officers in charge of the risk management departments strive to accurately recognize the status, characteristics, methods and importance of risk management, and examine policies and specific measures based on a sufficient understanding of the types of risks. The roles and responsibilities of these Directors and Executive Officers in charge of the risk management departments are specified in the respective Rules for Risk Management provided by Chuo Mitsui Trust Holdings and subsidiary trust banks and asset management companies.

Risk Management System at Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital

▶ Overview

Two subsidiary trust banks and two asset management companies under the holding company umbrella maintain departments that supervise overall risk management practices as well as specific measures targeting credit, market and operational risks.

These departments determine the basic rules for risk management, namely the types of risk that require attention, the techniques to hedge risk, and the structure and authority for risk control, that appear in the Rules for Risk Management that each company's board of directors formulates to build a suitable risk management system in line with the risk management policies set down by the holding company. The supervision departments also apply specific standards and regulations to establish the content of risk management for each type of risk handled by the respective business.

Every year, the risk supervision departments prepare internal management plans, in consideration of Group policies, and strive to enhance risk management capabilities through various measures.

In addition, each subsidiary pursues activities fine-tuned to their own needs.

At Chuo Mitsui and Chuo Mitsui Asset, the Internal Control Executive Committee and the Business Administration Executive Committee, which fall under the authority of the Board of Directors, play a particularly key role in pinpointing risk factors in the administrative structure and addressing trouble spots if they exist. Each subsidiary trust banks complement its risk supervision department with units assigned a different type of operational risk, namely procedural, system, legal, personnel and tangible asset risks. This rounds out risk management efforts to ensure a thorough risk-ready response.

At Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital, the business spotlight is on asset management operations. The burden of credit risk and market risk essentially lies with beneficiaries and fund contributors, but the three subsidiaries involved in asset management endeavor to hedge the risks that characterize this business by applying approaches suitable from the perspective of fulfilling the obligations expected of a trustee and investment manager.

Chuo Mitsui Trust Group Compliance Structure

▶ Basic Policy on Compliance

Through activities undertaken by its two subsidiary trust banks and its two asset management companies, Chuo Mitsui Trust Group assumes a public mission and a social responsibility to contribute to further development of the domestic economy. The Group addresses these obligations by providing products and services that meet the diverse needs of its clients. Accordingly, the Group is expected to function as a private corporation with a public conscience, constantly striving to expand the scope of its social responsibility and public

mission. Achieving this status is a vital prerequisite to securing the unwavering trust of clients and society as a whole.

Ongoing progress in deregulation and increasing diversification in financial transactions and services require financial institutions to remain absolutely true to the principle of self-responsibility in the execution of business activities and to act with independent resolve in dealing with various issues of importance. Sound and appropriate management, underpinned by rigorous self-discipline, is indispensable in the effort to earn and sustain the trust of clients, and from this perspective, compliance is one of the most important management issues for Chuo Mitsui Trust Group.

Strictly speaking, compliance is defined as conformity to rules, and from a corporate standpoint that means meticulous adherence to laws and ordinances. But in a broader sense, it also encompasses social factors. Because trust is the Group's biggest asset, the need to achieve a process to ensure compliance, and thereby instill trust among clients and society as a whole, is a foregone conclusion. Executives—whose positions demand respect for rules and standards—as well as employees, must conscientiously address compliance as they go about their daily routines to support a solid compliance structure.

The trust placed in the Group by its clients carries considerable weight, and well aware of the value of such trust, the Group will provide the information that clients need to form suitable decisions on transactions and will reinforce its efforts to build the best possible client support structure to prevent unwarranted losses.

▶ Group Compliance Structure

One of the most important functions of the holding company—Chuo Mitsui Trust Holdings—is its capacity to supervise overall compliance within the Group. The Company established the Compliance Department to execute its supervisory function and allocated authority to this department to formulate compliance policy and monitor the management and execution status of compliance efforts within the Group.

Through the Compliance Department, Chuo Mitsui Trust Holdings promotes various measures to ensure business activities are executed as they should be. Specifically, the department updates the Rules of Compliance and the Rules for Compliance Management, which set forth basic policy on corporate ethics and guidelines for the conduct of employees, as well as the Compliance Manual, a detailed handbook. The department also decides on the content of the annual Compliance Program, a concrete action agenda to enhance groupwide compliance practices.

It is also part of the holding company's mandate to instill confidence in clients regarding confidentiality. Toward this end, the Company updates Basic Rules for Client Protection, which describes methods for meeting expectations and building trust among the Group's clients, and implements an annual Client Protection Promotion Program.

In regard to internal audits, Chuo Mitsui Trust Holdings sets the policy for an internal auditing structure appropriate to the whole Group and implements internal audits in each of its own divisions. In addition, the Company monitors internal auditing capabilities at the two subsidiary trust banks and the two asset management companies under its umbrella, reviews reports, primarily the results of audits performed at subsidiaries and the status of improvements if audits have identified trouble spots, and issues instructions when necessary.

The compliance structures in place at the Company's subsidiary trust banks and asset management companies mirror the basic policy designed for groupwide enforcement but have been adjusted to match the characteristics of each company's operations.

Compliance Structures at Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital

▶ Compliance Structure Overview

The Company's subsidiary trust banks and asset management companies maintain supervisory units for compliance and client support.

To establish compliance structures in line with groupwide policy, these supervisory units have drafted rules for compliance and a compliance manual applicable to respective business focus, and they strive to ensure that everyone, from executives to new recruits, fully understand these documents through training and educational programs. The rules and the manual are updated by each unit as necessary.

Each subsidiary plans its own annual compliance program, based on groupwide policy, and promotes various measures aimed at improving respective compliance structures.

Efforts to reinforce client support structures are also guided by groupwide policy. Each subsidiary designs a client protection promotion program, highlighting approaches that facilitate access to vital information and new ways to make services more convenient.

Compliance officers are assigned to all departments and staffed branches to secure enforcement of measures in each location. This oversight function is augmented by the meticulous checks of internal auditing departments, which ascertain the implementation status of compliance measures.

Each subsidiary also promotes responses relevant to specific aspects of business. For example, at Chuo Mitsui, which focuses on retail services targeting individuals, the bank tapped its Customer Service Department as the active unit for client support. Activities aimed at raising client satisfaction are given a clear direction through responses to questionnaires, including a suggestion card format set up inside branches.

At both Chuo Mitsui and Chuo Mitsui Asset, ideas and requests from clients provide clues for making products and services better. The results gained through client input are presented on the banks' Web sites.

Meanwhile, Chuo Mitsui Asset, Chuo Mitsui Stock Transfer Agency Business and Tokyo Securities Transfer Agent emphasize safeguards to secure client information more tightly. Efforts have already been recognized with Privacy Mark certification.

Outline of Chuo Mitsui Trust Group's Risk Management and Compliance Structure


Chuo Mitsui Trust Holdings
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Executive Committee
Audits
Supervision and instruction
Set agenda for discussion
Reports
Reports
Risk Management Dept.
Compliance Dept.
Internal audits
Internal audits
Internal Audit Dept.
Discussion and reports
Supervision, instruction and inspections concerning basic Group policy
Chuo Mitsui Asset Management
Chuo Mitsui Capital
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Chuo Mitsui
Board of Directors
Board of Corporate Auditors
Corporate Auditors
Supervision and instruction
Set agenda for discussion
Reports
Formulation of basic policy
Supervision and instruction
Investment and Credit Committee
Executive Committee
Administration of Business Activities, ALM Committee
Internal Control
Asset Assessment Verification Committee
Loan Planning Dept.
Risk Management Dept.
Compliance Dept.
Credit risk management for individual transactions
Overall credit risk management
Personnel Dept.
General Affairs Dept.
Operations Administration Dept. Headquarters Dept.
System Planning Dept.
Legal Dept.
Customer Service Dept.
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Human risk
Tangible fixed asset risk
Procedural risk
System risk
Legal risk
Compliance
Customer support
Operational risk
Department and branch compliance officers
Chuo Mitsui Asset
Board of Directors
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Executive Committee
Audits
Administration of Business Activities
Internal Control
Reports
Internal audits
Internal audits
Risk Management Dept.
Compliance Dept.
Personnel Dept.
General Affairs Dept.
Operations Administration Dept. Headquarters Dept.
System Planning Dept.
Legal Dept.
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Human risk
Tangible fixed asset risk
Procedural risk
System risk
Legal risk
Compliance
Customer support
Operational risk
Internal audits
Department and branch compliance officers
Internal Audit Dept.

Corporate Social Responsibility

Basic Concept

In its CSR activities, Chuo Mitsui Trust Group is guided by a management philosophy that emphasizes fulfillment of the social responsibilities incumbent upon corporate citizens.

As a group, we are a member of society, and efforts to address CSR form an integral component not only in the sustainable development of our businesses but also in the growth of the communities where we maintain a presence. We value dialogue with our stakeholders and regard consistency in our responses as a requirement of social responsibility.

CSR Promotion Structure

The Group's CSR promotion structure hinges on the Group CSR Committee. Chaired by the president of Chuo Mitsui Trust Holdings, this committee functions as a horizontal supervisory body and ensures consistency in the direction of the groupwide CSR activities.

Group CSR Committe

Chairman: President of Chuo Mitsui Trust Holdings

Secretariat: CSR Group within Chuo Mitsui Trust Holdings' Planning and Coordination Department

CSR Promotion Network

Working group participation by deputy general managers and senior managers in CSR-related divisions, departments and offices at

- Chuo Mitsui Trust Holdings
- Chuo Mitsui
- Chuo Mitsui Asset
- Chuo Mitsui Asset Management
- Chuo Mitsui Capital

Group CSR Promotion Secretariat

- CSR Group within Chuo Mitsui Trust Holdings' Planning and Coordination Department

Principal Participants in Promoting CSR Activities

- Chuo Mitsui Trust Holdings
- Chuo Mitsui
- Chuo Mitsui Asset
- Chuo Mitsui Asset Management
- Chuo Mitsui Capital
- All other companies under the Group umbrella

CSR Promotion Network

As a horizontal structure, the CSR Promotion Network connects companies within the Group, facilitating access to CSR-related information and knowledge, promoting assessment of concrete measures to reinforce related activities, and promoting opportunities for opinion exchange. The network comprises deputy general managers and senior managers in CSR-related divisions, departments and offices, who meet, in principle, once a month.



CSR Highlights

For Clients

▶ Barrier-Free Considerations


Chuo Mitsui Trust and Banking

At Chuo Mitsui, barrier-free is a concept that applies to the design of branches and facilities and to the way clients communicate with staff and access services.

The Bank seeks to make in-branch banking less of a worry for hearing-impaired clients. All branches display the ear mark sign, which indicates that they can communicate in writing. Special electronic boards to communicate in writing and hearing aids are also available.

For visually impaired clients, the bank has installed new automated teller machines (ATMs) featuring 10-digit keypads with voiced instructions to expedite ATM transactions.

In addition, the Bank is steadily renovating facilities within its branches to make key locations accessible to all clients.



Barrier-Free Considerations

Tadashi Takaoka,
President, All Japan Association of Hard of Hearing People

In Japan, as many as 10 million people—mostly seniors—are hard of hearing. Since the loss of hearing is not a readily apparent disability, people with hearing difficulties encounter many obstacles when considerations are not given to processes that facilitate communication. Voices and other sounds in a branch may prevent a person with limited hearing ability from correctly catching a number or a name. Ear mark sign displays are a consideration for hearing-impaired clients that makes banking chores more comfortable. I hope input from people with disabilities will be used to further enhance branch efforts.

For Shareholders and Investors

▶ Individual Investor-Oriented IR



To promote a deeper understanding of the Group and its activities among individual investors, Chuo Mitsui Trust Holdings holds information meetings specifically for such investors.

In October 2007, the Company participated in a corporate research seminar sponsored by the Nagoya Stock Exchange and provided a description of the Group to individual investors and representatives from securities companies in attendance.

On the Company's Japanese Web site, a page is dedicated to information for individual investors. This page is accessed from the home page and is structured to facilitate browsing. The English-language Web site contains a selection of pertinent corporate and financial information.

For the Environment

▶ Signatory to United Nations Environment Programme Finance Initiative

Chuo Mitsui Trust Group is a signatory to UNEP statement by Financial Institution on the Environment & Sustainable Development. The Group therefore endorses a business perspective that seeks to address environmental problems.

▶ Signatory to Principles for Responsible Investment Statement

Chuo Mitsui Asset is a signatory to the UN Principles for Responsible Investment, thereby declaring its commitment as an asset management company to address environmental, social and governance issues in the course of its investment activities.

▶ Energy- and Resource-Saving Efforts

Chuo Mitsui Trust Holdings, Chuo Mitsui, Chuo Mitsui Asset, Chuo Mitsui Asset Management and Chuo Mitsui Capital are involved in Team Minus 6%, a national project spearheaded by the government's Global Warming Prevention Headquarters to achieve Japan's 6% Kyoto Protocol target through the combined efforts of a team rather than through individual efforts.

Of special note, Chuo Mitsui's Chofu Center was recently recognized with the Tokyo Governor's Prize for measures to combat global warming. This prize is based on the city's assessment of actions implemented in fiscal 2006 at 1,064 locations, including offices generating large amounts of greenhouse gas emissions. The Chofu Center was among 17 offices with particularly excellent responses to global warming issues. The center drew attention for its energy management system, which conserves energy consumption, and other measures, such as conversion of used fuel.

Chuo Mitsui, along with the rest of Chuo Mitsui Trust Group, will aggressively promote energy- and resource-saving measures and continue to contribute to efforts that curb global warming.

▶ Wind Power Generation

Chuo Mitsui takes advantage of international financing opportunities to support renewable energy activities. In June 2007, the bank joined other financial institutions in providing loans to a wind-power project in the United States for building several hundred generators.

▶ Utilizing Trust Function to Support Social Contribution and Environmental Protection Initiatives

Chuo Mitsui supports efforts that contribute to society and protect the natural environment through the establishment of charitable trusts. The bank's trust function is also evident in a bequest-based donation system that utilizes testamentary trusts.

Applying Trusts to Carbon Emission Trading

Amid heightened international awareness of global warming, Chuo Mitsui takes advantage of its trust function to promote carbon emission trading and thereby contributes to lower greenhouse gas emissions on a worldwide scale.

Parceling carbon credits into trust assets, Chuo Mitsui began marketing beneficiary rights in small lots. Emission allowances acquired abroad by Mitsui & Co, Ltd., were broken into lots and sold as trust beneficiary rights to Toshiba Finance Corporation and The Shiga Bank, Ltd. in March 2008.

As concern over global warming grows, companies are increasingly keen to utilize carbon credits in the provision of carbon offset* products as a means to reduce greenhouse gases, such as carbon dioxide.

Members of Chuo Mitsui Trust Group will draw on the expertise of the trust banks to meet the needs of corporate clients.

*Carbon offset: A financial instrument representing the volume of greenhouse gas reduction or displacement—as a credit—at one place to offset all or part of the inevitable amount of greenhouse gases generated elsewhere.

Summary of Product Structure


Beneficiary rights at time of purchase
Mitsui & Co. (Trustor and original beneficiary/seller)
Emission credit management trust
Trust beneficiary rights (right to acquire emission credits when trust matures)
Transfer of trust beneficiary rights
Chuo Mitsui (Trustee)
Handles private placement
Purchase of trust beneficiary rights
Buyers (New beneficiaries)
Beneficiary rights at time of redemption
Chuo Mitsui (Trustee)
Request for beneficiary rights redemption
Delivery of emission credits
Buyers (Beneficiaries)
Mitsui & Co. Managed account
Transfer
Trust record
Allowance account registry
Chuo Mitsui Managed account
Transfer at time of emission credit delivery
Transfer not required (Beneficiary name change only)
Government managed account or buyer managed account

For Society

Introduction of TABLE FOR TWO

We simultaneously tackle obesity and other lifestyle-related illnesses among employees while contributing to the elimination of hunger and malnutrition in developing countries.

In cooperation with Aim Services Co., Ltd., Chuo Mitsui adopted the TABLE FOR TWO initiative in October 2007 at the cafeteria in its head office building.

Under the TABLE FOR TWO concept, whenever people in developed countries, where excessive calorie intake is a problem, choose low-calorie menu items at participating company cafeterias, restaurants or events, a portion of the sales is donated to organizations that provide meals to children in developing countries.

At the head office cafeteria, one of the Wednesday specials is substituted with low-calorie options, and ¥20—equivalent to the cost of a school meal in a developing country—is automatically allocated to the World Food Programme, the largest provider of school meal programs in the world. In just six months, from October 2007 to March 2008, the donations derived from employees' meals paid for 3,316 school lunches in developing countries.


TABLE FOR TWO

Not only is the low-calorie menu widely supported by cafeteria users, the program's dual purpose—to have a meal and help out the less fortunate at the same time—has won favor among many employees.

Chuo Mitsui plans to maintain the TABLE FOR TWO program because it encourages healthy eating practices while supporting efforts to eliminate hunger in impoverished areas of the world.



TABLE FOR TWO

Masahisa Kogure,
President, TABLE FOR TWO International

The Table for Two movement continues to draw attention and support.

In Japan, the initiative has been embraced by about 50 organizations, and heightened awareness of healthy eating is having a positive impact on society. TABLE FOR TWO is no longer limited to employee cafeterias at private corporations; it is promoted in student cafeterias at universities and even in government cafeterias, including those for members of the Upper House as well as parliamentary offices and the Ministry of Foreign Affairs.

Interest in TABLE FOR TWO is not limited to Japan. The Indian chapter was established in December 2007, and activities in the United States are scheduled to start in the autumn of 2008. Chuo Mitsui embraced the initiative soon after it was introduced, and employees were—and still are, more than six months later—very supportive of the program. I would like to extend my heartfelt appreciation to everyone at Chuo Mitsui for this solid commitment to the program. Every person makes a contribution, providing meals for children in developing countries. I look forward to your continued support.

▶ Socially Responsible Investment Funds

Chuo Mitsui handles a socially responsible investment (SRI) fund for individuals, and Chuo Mitsui Asset handles an SRI fund for institutional investors. Both funds were established and are currently managed by Chuo Mitsui Asset Management.

SRI is an investment approach that considers various aspects of social goods in the assessment and selection of companies for investment.

▶ Studies in Finance and Economics

Chuo Mitsui Trust Group pursues activities from the philanthropic perspective of a financial institution in support of CSR-oriented studies in finance and economics.

- Sponsor of Network for Economic Education, an association that supports economic studies for elementary and junior high school students.
- Establishes a donated course for the Chuo Mitsui Trust and Banking Intellectual Asset Property Course at Aoyama Gakuin University.
- Establishes a donated course for the Chuo Mitsui Trust Group Economics Course at Renmin University of China.
- Establishes a donated course for the Tsinghua-Chuo Mitsui Trust Financial System and Macroeconomics Research Project at Tsinghua University in China.

In addition, each year students who achieve outstanding marks in the sponsored forum at Renmin University of China are invited to Japan to participate in academic exchange organized by Chuo Mitsui.



Studies in Finance and Economics

Zhuang Yan,
Student, School of Economics,
Renmin University of China

In the Chuo Mitsui Trust Group Economics Forum, we have a lecture about macroeconomics in English every other week. The top-performing students each year are invited to an academic exchange in Japan. This opportunity is great motivation for students to study hard.

I was selected to go to Japan last year. During my stay, I met with people from Chuo Mitsui Trust Group, and I learned about trust schemes. I also participated in debates with Japanese students. These were some of the activities that made this trip a truly valuable learning opportunity for me.

I hope this forum will continue because it helps to promote academic exchanges between Japan and China.


央三井信託銀行

Business Outline

Services for Individuals and Corporations

Individual Services

Banking Business
Balance of housing loans: ¥2,531.9 billion

Chuo Mitsui's lending balance is steadily growing, largely because its products are well suited to clients' needs.

Retail Business
Balance of investment trust sales: ¥1,249.9 billion
Balance of annuity insurance sales: ¥1,250.4 billion

Chuo Mitsui turned in a top-class performance, thanks to a wider selection of high-quality investment trusts and annuity insurance products, and thus has acquired a solid reputation as a key player in the industry

Corporate Services

Financial Services
Balance of corporate restructuring and revitalization-related finance: ¥105.9 billion
Balance of real estate asset finance: ¥875.8 billion

Chuo Mitsui actively addresses the diverse fund procurement requirements of corporate clients by providing business loans to small and medium-sized companies and sole proprietorships, corporate restructuring and revitalization-related financing, such as leverage financing, and real estate asset finance.

Real Estate Operations
Balance of securitized real estate: ¥5,141.1 billion
Real estate business-related revenue: ¥31.7 billion

The Bank strives to extend corporate financing solutions attuned to the needs of clients as well as assorted services backed by high-level expertise in the real estate fund business.

Stock Transfer Agency Services
Number of listed companies under administration by Chuo Mitsui Trust Group: 964

Chuo Mitsui utilizes accumulated experience and the merits of scale to offer a broad range of services, including advice on initial public offerings (IPOs), practical, stock-related legal assistance, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.

Individual Services

- Sell investment trusts and annuity insurance
- Provide various trust and deposit products
- Extend loans to individuals
- Facilitate utilization of real estate
- Extend testamentary trust and inheritance-processing services
- Reverse mortgages
- Trusts that provide peace of mind

Corporate Services

Financial Services

- Present diverse financing techniques
- Function as advisory
- Promote business matching
- Offer fund-management products

Real Estate Operations

- Undertake brokerage of properties
- Securitize property holdings
- Perform appraisals
- Suggest methods for effective utilization of real estate

Stock Transfer Agency Services

- Provide stock-related services
- Present advice on IPOs
- Offer practical, stock-related legal assistance
- Provide IT support services
- Offer services to support investor relations activities

Individual Services

External Environment, Clients' Needs		Concrete Actions, Services
The need for fund management is growing against a backdrop highlighted by mass retirement of the baby-boomer generation and reform of the public pension system.	▷	Offer a product and service menu matched to diversifying client needs.
The advent of a society characterized by a falling birthrate and a rising percentage of elderly in the demographic has reinforced demand for effective utilization of assets and smooth transfer and maintenance of inheritance.	▷	Apply know-how on asset utilization through high-level consultations.
Progress in deregulation and increased use of the Internet to execute online transactions have encouraged individuals to focus their choices on financial institutions offering the most convenience to clients.	▷	Enrich the network through such measures as distinctive branch development.

Products and Services to Meet Diversifying Client Needs

Commendable Achievements in Sales of Investment Trusts and Annuity Insurance

Chuo Mitsui handles a rich variety of investment trusts and annuity insurance geared to client needs and complements these funds with expanded access to accurate, high-quality consultations. Through these efforts, the Bank has achieved a vanguard position among domestic financial institutions with the industry's highest balances in sales of investment trusts as well as annuity insurance.

Balance of Investment Trust and Annuity Insurance Sales


(Billions of yen)
3,000
2,500
2,000
1,500
1000
500
0
Annuity insurance
Investment trusts
709.9
203.3
506.6
1,217.2
499.5
717.7
1,788.5
868.7
919.8
2,305.1
1,058.3
1,246.8
2,500.3
1,250.4
1,249.9
2004
2005
2006
2007
2008
(As of March 31)

Wide Variety of Loans Geared to the Lifestyles of Individuals

Chuo Mitsui provides loans for first-time homeowners as well as financing to cover the cost of building a new home, to purchase a home upon selling an older dwelling and to refinance a home. However, the scope of lending choices also includes formats with enhanced convenience, such as the option to combine miscellaneous expenses into a loan, as well as loans with repayment provisions that grant borrowers added peace of mind in the event of unforeseen circumstances, such as illness. For the latter, borrowers can opt into a package that carries a rider against all three major diseases in Japan—cancer, stroke and heart attack—and one specifically for cancer.

Responding to diversifying lifestyles and a range of retail banking requirements, Chuo Mitsui complements its housing loans with a selection of products that utilize homes as collateral. This includes home-backed card loans (α-style), a secured financial instrument that enables clients to acquire funds for the application of their choosing.


中央三井の
住宅ローン

Home-Backed Loans for Seniors Ensure Comfort in Old Age

Leading the way in the finance industry, Chuo Mitsui began handling reverse mortgages in March 2005 to provide elderly homeowners with funds that enable them to maintain a comfortable life in their retirement years.

▶ Chuo Mitsui's Reverse Mortgages

A reverse mortgage is a lending structure that essentially enables the borrower to acquire funds, with a house as security, so that when the borrower dies, the loan is recovered by selling the property.

Initially, Chuo Mitsui offered fixed, annual installments, similar to a pension, but introduced an alternative payment scheme in October 2007 that allows disbursements within an established limit whenever the borrower requires funds. Clients can choose the option that best fits their needs. The funds acquired under either format can be used for any purpose, except business applications, to finance leisurely pursuits as well as home renovations or for moving into an old-age home.

If a home is left vacant during the contract period, the borrower can rent it out through Tokyu Relocation Co., Ltd., a specialized real estate company that Chuo Mitsui partnered with in April 2007, to ensure effective use of the subject property and generate income while the owners are absent. Such opportunities give older clients various lifestyle options and comfort in their sunset years.



High-Level Consultations: Conduit of Know-How on Asset Utilization

▶ Capitalizing on Real Estate

Dealing with real estate brings out all sorts of questions and requirements, whether they are issues surrounding the first-time purchase of a home or moving from one home to another, the acquisition of investment or business property or its sale, or assistance to fully capitalize on a property's potential.

The Bank maintains close ties with Chuo Mitsui Realty Co., Ltd., a member of the Chuo Mitsui Trust Group that celebrated its 20th anniversary in February 2008. Together, the Bank and its subsidiary draw on years of experience in the market and an extensive service network to accurately address from a client's perspective all the issues that emerge in dealing with real estate. The company introduces numerous buildings on its Web site and enhances its services with an inquiry function covering each real estate category.

For members and special members of Chuo Mitsui's members-only Best Quality service who seek real estate brokerage services, the Bank maintains a preferred system that discounts brokerage fees at the time of contract-signing.

▶ Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to ensure that precious or hard-earned assets are transferred smoothly to the specified beneficiaries or to allocate a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's comprehensive view of testamentary-related business covers all angles, including taxation and legal considerations. The Bank utilizes the expertise only a trust bank can acquire to extend pertinent advice on the preparation of wills for expeditious transfer of wealth. The Bank also offers subsequent assistance, such as custody of wills and executor services to guarantee accurate distribution of assets according to the stated wishes of the deceased.

The number of wills in Chuo Mitsui's custody reached 10,714 as of March 31, 2008, substantiating the enduring bonds of trust that the Bank has forged with clients over many years.

In January 2007, the Bank published an easy-to-follow account of its experience in this field. The book asks the question "Have you done enough to ensure the succession of your wealth?" and answers with a straightforward explanation of wills and testamentary trusts, which are the most effective means of transferring assets to the next generation.

▶ Inheritance Resolution Services

Chuo Mitsui undertakes inheritance resolution on behalf of heirs when a will does not exist. These rather burdensome inheritance-related procedures include examination of the components of an estate and the transfer of title to respective heirs.

▶ Tailor-Made Trusts

Recent social developments, such as an ever-increasing ratio of senior citizens in the population and a trend toward nuclear family households, as well as the implementation of an adult guardian system, have spurred greater interest in administering and protecting the assets of older people. Chuo Mitsui provides a trust for this purpose that is tailor-made to the requirements of each client and gives beneficiaries peace of mind. The Bank also maintains an agreement with a Legal-Support Adult Guardian Center pertaining to advice on and use of the adult guardian system to deal with requests from clients seeking details about the system.

Number of Wills in Custody


(Number)
12,000
10,000
8,000
6,000
4,000
2,000
0
7,938
8,605
9,398
10,114
10,714
2004
2005
2006
2007
2008
(As of March 31)

Varied Network with Distinctive Branches

▶ *Consulplaza* Openings

Chuo Mitsui expanded the *Consulplaza* network with *Consulplaza* Sapporo, inside the Bank's Sapporo Branch, in October 2007, and *Consulplaza* Urawa, inside the Urawa Branch, and *Consulplaza* Jiyugaoka, in Meguro-ward, Tokyo, in March 2008. These locations are always crowded with clients.

In principle, *Consulplaza* locations are open on weekdays and weekends throughout the year and maintain extended hours to accommodate clients who have no time to stop by during regular daytime operation. The *Consulplaza* concept of a readily accessible living design consultation space give clients a gateway to discuss various financial topics, including loans, asset management, real estate and wills and inheritance, at no charge.

Since the first *Consulplaza* opened in 1998, the Bank has carefully expanded the network, focusing on places of convenience, such as train stations or department stores and other commercial facilities, which clients are likely to frequent in the course of their day-to-day activities. This makes it easier for clients to drop into a *Consulplaza* on the way to or from another errand. Including the three newest locations, the *Consulplaza* network stood at 22 locations, as of March 31, 2008.



Chuo Mitsui will continue to enhance accessibility through further development of the *Consulplaza* network, in addition to its regular branch network, which currently comprises 67 branches and three sub-branches.

▶ Expanded Online Banking Services

Chuo Mitsui continues to enhance the range of transactions possible through Chuo Mitsui Direct, an online banking service that debuted in March 2007.

In November 2007, the Bank added access to such functions as preliminary application for housing loans, balance inquiries and partial early redemption. Online banking enables clients who find it difficult to drop by a branch during the day to sit down at home to fill out housing loan forms or address other banking tasks at a time of their own choosing.

Also in November 2007, Chuo Mitsui launched an online consultation feature for asset management and other investment-related inquiries that addresses clients' investment inquiries with easy access to the broad-based know-how of a trust bank.

In January 2008, the Bank introduced a deposit and cancellation service for foreign-currency term deposits. More services will be added to the online banking menu to enhance selection and convenience.

Energetic Advertising Campaigns

▶ Television Commercials

In April 2008, Chuo Mitsui began airing television commercials featuring the well-known actor Koji Yakusho. This marked the first time in about six years that the Bank had produced new commercials.

In April and May, the commercials had Mr. Yakusho sitting alone in a theater, watching a retirement scene—one at the office and one with family—on the big screen. At the end, he describes the *Special Interest Term Deposit* to the man in the scene.

In June and July, the commercials highlighted the card loan product *Chuo Mitsui Home-Backed Card Loan (α-style)*, with Mr. Yakusho presenting a loan card to viewers and promoting interest in the *Special Interest Campaign* for *α-style*.

Chuo Mitsui plans to produce more commercials designed to improve its corporate image and raise awareness of the products and services it provides.




中央三井信託銀行

Improving Client Satisfaction

A simple method to ascertain the needs and preferences of clients is through suggestion cards. Clients wishing to express an opinion to management need only pick up a card at a Chuo Mitsui branch, fill it out and then drop it off on site or return it to the Bank through regular mail. The Bank has also gathered a diverse array of comments by mailing questionnaires directly to some clients. The ideas and requests acquired through suggestion cards and questionnaires help Chuo Mitsui improve its products and services, which inevitably leads to higher client satisfaction.



Financial Services

External Environment, Clients' Needs		Concrete Actions, Services
Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.		Extend a broad range of financing options through various financing methods.
Companies seek to improve corporate value.		Provide an assortment of solutions to support clients' efforts to enhance corporate value.

Varied Financing Techniques Widen Fund Supply

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years to provide financing geared to the needs of corporate clients.

A prime example is real estate asset finance—such as non-recourse loans and securitization of real estate, which utilizes real estate-managed trusts and special purpose companies. Real estate asset finance extends beyond securitization of company-owned properties to a wide range of applications, including real estate investment projects.

Other financing techniques include leverage financing, which enables clients in the process of corporate restructuring to reinforce corporate value through management buyouts (MBOs) and leveraged buyouts, and debtor-in-possession (DIP) financing for clients seeking funds to revitalize operations through corporate rehabilitation procedures.

Assorted Solutions to Support Clients' Efforts to Enhance Operations

Chuo Mitsui maximizes the unique characteristics inherent in a trust bank to provide clients with a wide selection of corporate value-enhancing solutions, from introductions that can lead to M&As involving business divisions and subsidiaries to the liquidation of assets and the restructuring of corporate real estate. The Bank also presents workable business strategies, such as methods to facilitate business succession and measures to deflect hostile takeover bids.

Real Estate Operations

External Environment, Clients' Needs		Concrete Actions, Services
Companies are looking for assistance, especially in efforts to improve financial footing and secure diversity in fund-raising methods.	▷	Draw on the comprehensive skills of real estate professionals to reinforce consultation capabilities.
Demand for real estate investment funds in Japan (J-REITs) and private funds is fueling interest in the real estate investment market.	▷	Aggressively promote real estate fund–related business.
The investment gaze of institutional investors, in particular, is increasingly being trained on the real estate market.	▷	Fulfill investment needs with pertinent real estate investment consultations.

Comprehensive Consultation Capabilities Supported by Specialized Skills

Applying knowledge gained over many years in the real estate business, Chuo Mitsui offers comprehensive consultations from various starting points. These include brokerage and securitization of properties, proposals for effective utilization of real estate, and appraisals and evaluations, allowing the Bank to customize financing solutions precisely to corporate clients' needs.

Real Estate Brokerage and Securitization Services

In the area of property sales and purchasing for business use, Chuo Mitsui's seasoned professionals boast solid experience and expertise in various real estate-related matters, including taxation and law. They respond with fine-tuned precision to the needs of corporate clients and take on everything from structural surveys to the preparation of transfers of ownership.

In the area of improvement of balance sheet composition and fund procurement, Chuo Mitsui assists clients in creating financial strategy solutions that utilize securitization and other methods for effective use of assets.

Real Estate Appraisals and Effective Use of Property

Chuo Mitsui makes full use of accumulated real estate development and management know-how to extend advice on the design of suitable plans for eliciting greater practical value from old buildings and idle land. The Bank also draws on the considerable expertise of its own real estate appraisers to address heightened demand for accurate assessment of property values, paralleling a trend among companies to prioritize real estate-related strategies in their corporate restructuring efforts.

Energetically Pursuing Real Estate Fund–Related Business

Chuo Mitsui energetically promotes its real estate fund–related business to capitalize on emerging opportunities, such as the trend among companies to reduce and recombine assets through securitization of real estate, an expanded J-REIT market, as well as demand for private fund formation fueled by diversifying investment needs.

J-REIT

A J-REIT is a structure by which a specially formed trust or an investment company established under special tax measures channels funds collected from multiple investors into revenue-generating real estate through diversified investment with subsequent investment returns distributed to investors. The implementation of a listing mechanism on stock exchanges allows investment units and trust beneficiary certificates issued by investment companies to be traded on the market like stocks. As of March 31, 2008, a total of 42 funds were listed on the Tokyo Stock Exchange.

Administration of Securitized Real Estate Trusts

The formation of real estate securitization schemes and real estate funds almost always includes the establishment of trusts to manage the respective property. Drawing from a deep well of proven results acquired through the administration of trusts to manage and dispose of real estate, Chuo Mitsui presents securitization schemes matched to user requirements and to provide high-quality administration services. The value of such trusts stood at ¥5.1 trillion as of March 31, 2008.

Asset Custody and General Administration for Listed J-REITs

J-REIT investment companies are legally obligated to outsource to trust banks and other financial institutions the maintenance of investor lists as well as asset custody services, such as the creation of accounting books for asset holdings, including cash, title deeds and marketable securities, as well as actual custody of these assets, and the execution of general office work, such as corporate administrative processes.

As of March 31, 2008, Chuo Mitsui provided custody and administration services to 11 listed investment companies, and enjoyed a solid reputation for high-level services with these clients.

Providing Consultations that Fulfill Investment Needs

The challenging fund management environment continues to foster greater interest in the acquisition and operation of revenue-generating real estate, particularly real estate that generates cash flow. Chuo Mitsui designated its real estate investment advisory department and its real estate investment promotion departments as specialized sections and, having registered as a **general real estate investment advisory**, maintains a structure that facilitates responses to any type of real estate investment need clients may have. The Bank also strives to enrich the content of its consultations.

General Real Estate Investment Advisory

In September 2000, the Ministry of Land and Transportation introduced a registration system for general real estate investment advisories to encourage healthy development of this business. Real estate investment advisories provide assistance on real estate investments and discretionary services on behalf of clients regarding investment decisions and transactions. An advisory that limits its services to assistance on real estate investments is classified as an ordinary real estate investment advisory, while an advisory that integrates basic services with discretionary services involving decisions and transactions is classified as a general real estate investment advisory.

Stock Transfer Agency Services

External Environment, Clients' Needs	Concrete Actions, Services
Companies are preparing for the era of paperless stock certificates and upgrading their IT systems to more sophisticated capabilities.	Formed joint venture with Mizuho Trust Banking Co., Ltd.
Companies must deal with new legislation, including the Company Law, and be better organized for shareholders' general meetings.	Offer practical, stock-related legal services.
Progress in IT has encouraged more companies to take general shareholders' meetings online.	Provide services that underpin the use of IT.
Companies are putting greater effort into investor relations (IR) activities.	Undertake IR support services.

Stock Transfer Agency Services

Stock transfer agency services go beyond processing transfers of title and maintaining shareholder lists on behalf of stock-issuing clients to include the swift and accurate execution of a multifaceted array of services, all done in accordance with legal and taxation rules. These range from annual tasks, such as mailing out voting notices and invitations to shareholders' general meetings and calculating and distributing dividends, to stock-related corporate actions, such as recapitalization, stock splits and transfer of shares.

The Bank's efforts to protect client information is substantiated by the acquisition of **Privacy Mark** certification from the Japan Information Processing Development Corporation for Chuo Mitsui Stock Transfer Agency Business Co., Ltd., a subsidiary that handles stock transfer agency administrative processing, and Tokyo Securities Transfer Agent Co., Ltd., a wholly owned subsidiary.

Joint Venture with Mizuho Trust

With Japan's dematerialized stock certificate system slated to take effect in January 2009, Chuo Mitsui established a 50:50 joint venture—Japan Stockholders Data Service Company, Limited—with Mizuho Trust in April 2008 to act as a back office for stock transfer agency services. The new company is expected to commence full-scale operations when the e-stock system goes online but will seek to represent a joint-use platform for stock transfer agency back office operations with activities aimed at enhancing related IT systems and raising administrative standards.

Tokyo Securities Transfer Agent will also outsource operations to the new company. Alliances with other companies will further expand the scope of activity.


Client Companies
Request
Request
Request
Shareholder list manager
Chuo Mitsui
Shareholder list manager
Mizuho Trust
Shareholder list manager
Tokyo Securities Transfer Agent
Administrative outsourcing
Stock transfer agency services
System development and operation
50:50 equity stakes
Administrative outsourcing
Stock transfer agency services
System development and operation
Administrative outsourcing
Stock transfer agency services
System development and operation
Japan Stockholders Data Service
<Back office for stock transfer agency services>

Privacy Mark

The Privacy Mark certification confirms that a business maintains a management system with suitable measures to protect private information and that it properly handles such data, in accordance with JISQ 15001 criteria established by the Japan Industrial Standards Committee.

Practical, Stock-Related Services

Chuo Mitsui takes advantage of in-house professionals with considerable hands-on experience to run study sessions for stock-issuing companies on the Company Law and the Financial Instruments and Exchange Law as well as takeover defense measures and responses to issues that impact general shareholders' meetings.

The Bank also holds lectures jointly with Tokyo Securities Transfer Agent on topics of interest to stock-issuing companies, such as the dematerialization of stock certificates and shareholder proposals.

In its publication activities, Chuo Mitsui produces regular issues of specialized magazines and books, such as *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies"), which support the stock-related activities of issuing companies from a legal perspective.

These formats present clients with timely, practical information—a commitment that has earned top marks from the Banks' corporate clients.


株主総会のポイント

The Stock Transfer Agency Department penned *Kabunushi Sokai no Point (Zenteiban)* ("Hints on Executing General Shareholder Meetings (Completely revised)"), which was released in February 2008.

Underpinning the Use of IT

Chuo Mitsui's Online System for Shareholders' General Meetings updates the tally of votes exercised by shareholders on a hourly basis. This system can be linked to the system set up in the reception area on the day of the shareholders' general meeting to support fast and secure execution of the meeting agenda. In addition, the Online System for Shareholders' General Meetings has a site where shareholders can exercise their right to vote online. This function has drawn high praise for ease-of-use.

Of particular merit, however, is the high level of security presented by the Online System for Shareholders' General Meetings. This achievement has been substantiated by certification—a first in the stock transfer agency business—under international information security management system (ISMS) criteria **ISO/IEC 27001** and domestic JISQ 27001 criteria, based on the ISMS Conformity Assessment System.



IR Support

Chuo Mitsui offers beneficial shareholder survey services to identify domestic and overseas institutional investors not listed in shareholders' registries. Specifically, the Bank provides a proprietary data-creation service on domestic institutional investor beneficial shareholders and a survey report on domestic institutional investor shareholders as well as foreign shareholder surveys and foreign beneficial shareholder data services.

In addition, Chuo Mitsui maintains an assortment of meticulously thorough IR support services, from a report on voting results to convocation notice sites, techniques to visualize how shareholders' general meetings will unfold, and individual shareholder questionnaires.


IR支援サービスのご案内
議決権行使結果分析レポート

ISO/IEC 27001

An international standard for information security management systems (ISMS). ISO/IEC 27001 is based on an earlier British Standard, BS7799-2, and became a global benchmark under the International Standards Organization in 2005. In Japan, similar criteria were established under the ISMS Conformity Assessment System, which was replaced by a national standard, JISQ 27001, in 2006. The respective certification systems are administered by the United Kingdom Accreditation Service and the Japan Information Processing Development Corporation. To sustain information system confidentiality, integrity and availability, it is vital to ensure conformity in standards through ongoing improvement in system configuration and operation, as they pertain to system security, including the structures established to manage organizations, technologies, written documents, business succession and legal issues.

Developing the Stock Transfer Agency Business: Beijing Representative Office

In October 2007, Chuo Mitsui opened a representative office in Beijing, China, becoming the first Japanese financial institution to obtain permission from the China Securities Regulatory Commission to engage in securities-related services.

Capital market reforms in China have led to striking progress in opening the market to investment, and the new office will explore opportunities to develop services that utilize the many years of experience and know-how accumulated by the Bank in security-related services for corporate clients in Japan.

Initially, the office in Beijing is tasked with information-gathering and market surveys targeting Chinese companies to gauge their interest in security-related services, including stock transfer agency services such as IR support and assistance with general shareholders' meetings.

Note: The China Securities Regulatory Commission is a government institution under the direct authority of the State Council that supervises and controls securities and futures markets in the People's Republic of China.



Business Outline

Institutional Investor Services

Institutional Investor Services

Pension Trust Operations
Many companies' fund managers wish to utilize the No. 1 trust bank

Chuo Mitsui Asset is focusing on its consulting expertise in retirement benefit plans to design and provide services fine-tuned to clients' needs, which will lead to stronger client loyalty, a larger amount of assets under administration and higher profits.

Securities Trust Operations
Balance of investment trusts under administration—more than ¥10.5 trillion

Chuo Mitsui Asset will expand its profit base in the constantly growing investment trust market by directing more energy into the trust operations characteristic of a trust company and enhancing related services, and by focusing more attention on stronger investment advisory services for asset management companies.

<table>
<tr><th></th><th>Trust Asset Management Business</th><th>Trust Asset Administration Business</th><th>Pension Management Services</th></tr>
<tr><td rowspan="2">Pension Trusts</td><td colspan="3">Employee pension fund trusts, defined benefit corporate pension trusts, tax-qualified pension trusts, national pension fund trusts</td></tr>
<tr><td></td><td colspan="2">Defined contribution pension operations (asset administrators, administration managers)</td></tr>
<tr><td rowspan="2">Securities Trusts</td><td colspan="2">Individually operated designated money trusts (shiteitan)[1], money trusts other than shiteitan (money fund trusts), treasury stock trusts (stock buyback fund trusts)[2], designated composite trusts, securities management trusts</td><td></td></tr>
<tr><td>Investment Management Business

Investment Advisory Business</td><td>Securities investment trusts, specified money trusts (tokkin)[3], specified money in trusts other than money trusts, specified composite trusts, securities trusts, trust-style rights plans[4]</td><td></td></tr>
</table>

1. Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.
2. Trusts to facilitate the purchase of own shares (treasury stock) from the market on behalf of the trustor, i.e., the client company. This is a specified investment-style product that allows purchases at the trustee's discretion, thereby averting possible violation of regulations by the client company concerning market manipulation and insider trading.
3. Trusts for which the trustee has full discretionary rights for management of the entrusted assets.
4. Products utilizing trust schemes that function as measures to deflect hostile takeovers.
   A trust is set up for equity warrants prior to the execution of subscription rights to new shares, so that if a hostile takeover bid is tabled, new shares can be issued to existing shareholders, essentially terminating the predatory action.

The Bank also handles other products, including money claims in trust, in addition to the products listed above.

Asset Management Business

External Environment, Clients' Needs		Concrete Actions, Services
Demand is up for high-quality fund management products featuring excellent risk-return characteristics.	▷	Provide high-quality fund management products backed by a philosophy of consistent fund management.
Clients increasingly require high-level fund management consultation.	▷	Offer sophisticated advice that demonstrates specialized expertise to the fullest extent possible.
Clients are keen to reinforce their risk management positions.	▷	Manage entrusted funds with due diligence through a unified risk management structure.

One of Japan's Largest Pools of Asset Managers

Trust asset management division of Chuo Mitsui Asset is responsible for about ¥23 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Chuo Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

Top-Class Asset Management Capabilities

Fund management operations at Chuo Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been arranged into a function-specific structure paralleling the all-encompassing Plan → Do → See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm, Chuo Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

Divisional Structure for Trust Asset Management


PLAN
DO
SEE
Trust Asset Management Division
Pension Fund Investment Dept.
Trust Fund Investment Dept.
Investment Planning Dept.
General Affairs Group
Product Planning Group
Information System Group
Investment Strategy Group
Global Relation Group
Equity Dept.
Analysts Group
Japanese Equity Group
Foreign Equity Group
Fixed Income Investment Dept.
Japanese Fixed Income Group
Foreign Fixed Income Group
Quantitative Investment Dept.
Passive Equity Management Group
Passive Bond Management Group
Active Fund Quantitative Management Group
Investment Engineering Group
Fund Business and Alternative Inevestment Dept.
Investment Group
Fund Investment Group
Real Estate Investment Group
Trading Group
Risk Management Dept.
Investment Supervision Group
Investment Planning Department
Investment Administration Group

Professionals with High-Level Expertise

Active Management Based on In-House Research

The strength of Chuo Mitsui Asset's active fund management lies in a process by which the Bank's richly experienced fund managers utilize research data compiled by corporate analysts or quantitative assessments formed by econometric analysts to build funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of qualification as well as number.

Superb Passive Management

Chuo Mitsui Asset was quick to realize the serviceability of passive fund management and followed its 1985 launch of passive funds featuring domestic stock with solid efforts to promote the process and improve the quality of related products. Chuo Mitsui Asset maintains this pioneering approach and has earned a solid reputation as the largest passive fund manager in Japan.

Providing Various Alternative Funds

To address increasingly diverse and sophisticated client requirements, Chuo Mitsui Asset reinforced its investment structure and placed the Fund Business and Alternative Investment Department at the core of its enhanced structure as a section specializing in alternative fund management. The Bank is working to enrich its menu of alternative products, with a focus on hedge funds, real estate funds, global REITs and private equity funds.

Promoting New Businesses

Deregulation, effective from April 2004, lifted restrictions on the participation of trust banks in the area of investment advisory services. Seeking to capitalize on this opportunity to establish a wider, more resilient profit base, Chuo Mitsui Asset enthusiastically embraced investment advisory services, including the promising field of advice on investment trusts, and has endeavored to apply respected fund management expertise acquired through services for institutional investors to meet the needs of individual investors as well.

With an eye toward further cultivating its base of new clients, the Bank entered the business of asset management services for nonresidents and offers investment advice on foreign-owned funds that concentrate investment in Japanese stocks.

Unified Risk Management Structure

Chuo Mitsui Asset strictly adheres to the responsibilities expected of a trustee. This commitment is substantiated by an independent risk management structure specifically created for asset management operations and a unified structure for risk management, compliance and performance evaluation.

In addition, to guarantee the integrity and transparency of its services, the Bank welcomed examination of its trust asset management business by an external auditing corporation in accordance with the U.S. auditing standard SAS 70 and received an SAS 70 auditor's report attesting to effective application of internal controls during the verification period.

Sustained High Marks in Survey of Pension Funds

Chuo Mitsui Asset achieved high approval ratings, both quantitatively and qualitatively, again in the 2007, taking top spot among Japanese trust banks in *Newsletter on Pensions & Investment*, a survey conducted by Japan's Rating and Investment Information, Inc., that targets institutional investors nationwide and asks them to assess the fund managers handling their pension funds.

Chuo Mitsui Asset was also voted the No. 1 fund manager among all trust banks that clients would newly choose as a service provider.

The solid evaluation and enduring loyalty that Chuo Mitsui Asset has garnered from its clients are a testament to its asset management capabilities and pertinent investment advice.

Chuo Mitsui Asset Wins R&I Fund Award 2008

Adding to its R&I Fund Award collection, Chuo Mitsui Asset was recognized at the 2008 event, sponsored by Rating and Investment Information, Inc., with an award in the investment trust category under domestic REITs with the Chuo Mitsui J-REIT Fund, which is managed by Chuo Mitsui Asset Management.

Asset Administration Business



External Environment, Clients' Needs		Concrete Actions, Services
Clients seek highly precise, low-cost services.	▷	Implement aggressive use of IT and improve efficiency in business activities by utilizing economies of scale.
Interest is up for services with higher quality and higher-value-added features.	▷	Enhance the level of information services provided and complement them with transition management services.
Risk management practices are more meticulous.	▷	Execute strict internal controls and formalize a system for external audits.



Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin, wherein asset administrators handle the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to reliable and precise data processing, asset administration increasingly requires swift and accurate responses to the evolving globalization of fund management and reform of the domestic securities clearing and settlement system. It also requires higher-quality services, including securities lending and sophisticated information services, such as the integrated presentation of administration results.

Benefiting from Transfer of Assets to Japan Trustee Services

Seeking to capitalize on the economies of scale in basic operations of trust asset administration, Chuo Mitsui Asset has entrusted administration of its trusts assets to Japan Trustee Services Bank, Ltd.

Japan Trustee Services Bank, with investment from Chuo Mitsui Trust Holdings, The Sumitomo Trust & Banking Co., Ltd., and Resona Bank, Ltd., is Japan's largest asset administrator with entrusted assets reaching a staggering ¥185 trillion.

As always, Japan Trust Services Bank will draw on the management resources and years of know-how accumulated by participating banks to deliver high-level asset administration services to its clients and will utilize the returns granted by the size of entrusted assets to make execution of these services all the more efficient.


Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Chuo Mitsui Asset
Resona Trust
1/3 equity
Entrust administration
Entrust administration
Chuo Mitsui Trust Holdings
Resona Bank
Entrust administratior
1/3 equity
1/3 equity
Japan Trustee Services Bank

[Profile of Japan Trustee Services Bank]

- Date of Establishment: June 20, 2000
- Capitalization: ¥51.0 billion
- Total assets: ¥1,407.1 billion
- Balance of trust asset: ¥185,268.9 billion

(As of March 31, 2008)

High-Value-Added Services: Online Information Access

For clients, including those with pension funds, which require asset administration services, Chuo Mitsui Asset undertakes master record-keeping services. In addition to the collection, integration and processing of fund management data compiled by multiple asset administrators, these services facilitate timely and unified online access to data regarding investment status and performance evaluations as well as reports useful to risk management efforts.

Chuo Mitsui Asset has acquired an enviable reputation for providing integrated data that encompasses entire corporate groups and transcends the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

Further complementing this data, the Bank offers a **Universe Comparison Service**, a high-value-added method that compares relative performance of one pension fund against other pension funds in a fixed universe, according to several classifications, including a pension system, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

Chuo Mitsui Asset Master Record-Keeping Service



Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Chuo Mitsui Asset*
Integrated data report
Universe evaluation report
Clients
Online reference possible
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Profitability and balance data
Japan Pension Universe Comparison Services Association
Chuo Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank
Universe evaluation data

* Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Universe Comparison Service

Seeking to build a universe information database, Chuo Mitsui Asset teamed up with The Sumitomo Trust & Banking Co., Ltd., Resona Trust & Banking Co., Ltd., Trust & Custody Services Bank, Ltd., and Japan Trustee Services Bank in joint operation of the Japan Pension Universe Comparison Service Association.

Pension Management Services

External Environment, Clients' Needs		Concrete Actions, Services
The retirement benefit system is characterized by reforms.		Present high-quality pension management services.
The job market is characterized by greater mobility.		Extend comprehensive advice on retirement benefit systems.
Changes in the retirement benefit system require new controls.		Offer high-level risk hedging and administrative tools.

Overview of Pension Management Services

In its capacity as a provider of lead-manager services, Chuo Mitsui Asset offers pension management services covering system and contract administration, actuarial calculations and maintenance of members and beneficiaries. As of March 31, 2008, the Bank was entrusted with administration of 888 tax-qualified pension funds, 91 employee pension funds, and 224 defined benefit corporate pension funds.

Chuo Mitsui Asset is also actively engaged in services for cash-balanced plans and defined contribution pension plans.

Comprehensive Consulting Services

Developments such as the introduction of retirement benefit accounting and enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law have prompted corporate executives to pinpoint effective techniques for mitigating the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling these risks demand measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

Chuo Mitsui Asset has applied years of expertise accumulated in the areas of tax-qualified pension plans and employee pension plan funds to the creation of a full line of services covering a range of issues dealing with retirement benefit systems, from the introduction of such systems and respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

Especially while the retirement benefit system in Japan undergoes transformation, the Bank will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

Enhanced Information Access and Consulting Capacity

Revision of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, as well as a review of the public pension system, exemplify the changes taking place in pension and retirement fund systems. Against this backdrop, trust banks must enhance their information and consulting functions to provide clients with required data and advice faster and more accurately that ever before.

Chuo Mitsui Asset is ready to meet the needs of clients in this new era with swift access to appropriate information facilitated through the Pension Research Center and prudent recommendations extended by the Pension Consulting Department.

Implementing SAS Internal Control Audits on Pension Operations

To support responses to such legal developments as the Sarbanes-Oxley Act, a compliance-oriented corporate reform law dubbed the SOX Act in the United States, Chuo Mitsui Asset welcomed examination of its pension and trust asset management businesses by an external auditing corporation, in accordance with the U.S. auditing standard SAS 70.

The Bank, which received an SAS 70 auditor's report confirming effective application of internal controls during the verification period, was the first major trust bank in Japan to undergo such an audit.

Under the SOX Act, which applies to fiscal years ending after July 2006 at companies listed in the United States, executives shall be accountable for internal controls. The scope of such controls and inherent accountability shall encompass outsourced services and thus compel U.S.-listed companies to ascertain the status of internal controls at the trust banks to which they outsource administration of their pension funds.

Moreover, the Financial Instruments and Exchange Law— essentially, Japan's version of the SOX Act— require listed companies to disclose their respective internal control structures to investors, effective from fiscal years ending on or after March 31, 2009.

Against this backdrop, Chuo Mitsui Asset decided to obtain a SAS 70 auditor's report and thereby address the wider responsibilities of companies entrusting management of their corporate pensions to the Bank. With this report, clients have confirmation that the services extended by the Bank to its corporate clients are backed by high-level internal controls and that the Bank is taking an active approach to help its clients satisfy SOX Act requirements.

Tackling Defined Contribution Pension Plans

Chuo Mitsui Asset is working to build the all-encompassing structure of a defined contribution pension trust organization featuring a full line of services, from verification of existing retirement benefit systems and advice on the design and implementation of defined contribution pension plans to services involving record-keeping, asset administration, fund management products and investment education.

In December 2002, Chuo Mitsui Asset introduced Japan's first **jointly operated defined contribution pension plan** system, and in April 2005, the Bank began handling a **comprehensive defined contribution pension plan** system. Through aggressive development of schemes geared to the specific needs of clients, the Bank has been appointed operational administrator and asset administrator by numerous corporations.

The Bank will continue to apply accumulated know-how to enhance its services.

New Defined Contribution Pension Plan Services

To help defined contribution plan participants gain a more fine-tuned awareness of current asset status, Chuo Mitsui Asset began an online service through Japan Investor Solution & Technology, which maintains participant records. This service enables participants to determine the status of profit and loss according to the products in which they have invested as well as yield data on a overall defined contribution assets. For example, participants can compare current yields against target yields and confirm which products are delivering good results, or review asset allocation.

Greater use of mobile phones prompted another new service, which allows defined contribution plan participants to pinpoint asset balance and obtain yield data on their mobile phones. The service was introduced so that participants could track plan developments with ease. With access to a mobile phone, which covers nearly everyone these days, asset status is always close at hand, even when away from home or office.

Continuing Education for Defined Contribution Plan Participants

A defined contribution corporate pension plan operates on the choices made by participants—that is, employees—so all participants, even those unaccustomed to investing, must understand the importance of selecting the right targets for investment. Companies with defined contribution pension plans need to set up investment education programs for their employees to underpin this process.

Given the current trend toward investments over savings, the atmosphere is right for encouraging people to take greater responsibility for their own investing choices and emphasizing the importance of personal life plans. More and more forward-thinking companies are using the situation to raise awareness among employees, and Chuo Mitsui Asset is responding to the needs of such companies with an extensive menu of easy-to-follow investment education services, from seminars to Internet-based assistance and e-learning tools.

Jointly Operated Defined Contribution Pension Plan, Comprehensive Defined Contribution Pension Plan

The joint introduction of defined contribution corporate pension plans at several companies is a format that shares plan operation among the participating companies. This reduces the costs involved in educating employees about investing responsibilities and investment choices and leads to greater efficiency in the operation and administration of such pension plans. A jointly operated defined contribution pension plan is one established by a corporate group with capital ties, whereas a comprehensive defined contribution pension plan is one wherein such capital ties do not exist.

External Environment, Clients' Needs		Concrete Actions, Services
Product needs are diversifying as clients increasingly shift funds away from savings in favor of investments.		Establish new investment trust funds.
Implementation of the Financial Instruments and Exchange Law requires new responses.		Enhance risk management and compliance structures to bring responses in line with the Financial Instruments and Exchange Law.

Business Summary

As the asset management specialist under the Chuo Mitsui Trust Group umbrella, Chuo Mitsui Asset Management was already tasked with investment trust services, but in October 2007, the company became a wholly owned subsidiary of Chuo Mitsui Trust Holdings, cementing its position as the Group's core investment trust fund manager.

In addition to publicly placed investment trusts for ordinary individual investors and privately placed investment trusts for variable annuity insurance, Chuo Mitsui Asset Management designs and manages investment trust funds for a wide range of investors, including defined contribution pension plans and institutional investors.

In fiscal 2007, the company worked to reinforce marketing activities aimed at existing sales companies, including Chuo Mitsui, and also endeavored to cultivate new marketing channels and create new funds fine-tuned to investor needs. But the investment environment at home and abroad proved rather challenging, holding the balance of investment trusts on a net asset value basis close to a year-on-year par, at ¥2,206.6 billion, as of March 31, 2008

Note: Chuo Mitsui Asset Management's share of the securities investment trust market—that is, the combined total of publicly and privately placed investment trusts—expanded from 2.09%, as of March 31, 2007, to 2.17% as of March 31, 2008.

Addressing Clients' Needs

The investment environment remains difficult, but Chuo Mitsui Asset Management anticipates the shifting current of funds away from savings in favor of investments will pick up speed. In addition, as more of the baby-boomer generation enters retirement, the need for product diversity is sure to grow.

Against this backdrop, the company will enhance its profile in the investment trust market by developing funds attuned to client needs and utilize its enhanced presence to better understand what clients are looking for and reflect these insights in a broader scope of business activities.

Given the intent of the Financial Instruments and Exchange Law[1], which went into effect in fiscal 2007, Chuo Mitsui Asset Management will strive to reinforce[2] its risk management and compliance structures and continuously develop its operations, knowing that it has earned the confidence of clients as a reliable investment trust manager.

Notes: 1. Registration as an investment fund business and a Second-Type Financial Instrument Business has been completed.

2. From the perspective of ensuring fair and sound use of funds and fulfilling its obligation of due diligence, the company maintains a control structure independent from that of fund managers and coordinates the execution of safety measures, such as investment conduct checks, compliance checks and performance evaluation, as a single care package.

Concrete Efforts to Expand Investment Trust Sales Channels

Chuo Mitsui Asset Management is keen to carve out wider sales channels to enhance its profile in the investment trust market. A particular effort is being made to promote marketing activities that will encourage regional banks and Internet-based securities firms to handle more products. This will complement sales already undertaken by Chuo Mitsui.

In August 2007, the company established the BeSTA® World 6 Asset Fund[1], an elite fund aimed at 15 regional banks—covering more than 1,800 branches in total—and successfully achieved higher transaction numbers. In October 2007, the company established another elite fund, the Shinsei 4 Diversified Fund[2], for Shinsei Bank, Limited.

Chuo Mitsui Asset Management is also taking an aggressive approach toward online marketing, a client access route that is expected to attract greater attention in the near future, and began handling Joinvest Global Balanced Fund[3], with an online securities firm in the Nomura Group. The company is expanding the range of products under management with existing business associates as well.

Chuo Mitsui Asset Management will continue to offer products geared to varied investor needs over broad-based access routes.

Notes: 1. Fund with diversified investment in domestic and foreign stocks, bonds and REITs.
2. Fund with diversified investment in domestic and foreign stocks and bonds.
3. Fund with diversified investment in domestic stocks and foreign stocks and bonds.

Prizes Won in Fiscal 2007

Investment trusts managed by Chuo Mitsui Asset Management have earned high praise from assessment organizations. In fiscal 2007, the company was the recipient of a Morningstar Fund of the Year 2007 award in the domestic stock category of the Japan Stock Dividend Open (nicknamed Seasonal Bounty). The company also received honors as the winning fund manager in the bond category of Lipper Fund Awards 2008.

In the management of investment trust funds, Chuo Mitsui Asset Management draws on the investment advisory expertise of Chuo Mitsui Asset Trust, which has accumulated proven results in pension fund management. Therefore, the recognition that the company has earned from influential industry watchers applauds not only the company's performance but also to the high-caliber asset management capabilities of the entire Chuo Mitsui Trust Group.




Lipper Fund Awards

External Environment, Clients' Needs		Concrete Actions, Services
Corporate capital-restructuring and fund-procurement needs are becoming increasingly diverse.		Provide risk money matched to various requirements.
Fund management through private equity investment appears to be in greater demand.		Offer diversified investment opportunities, such as fund-of-funds and mezzanine funds.

Business Summary

Chuo Mitsui Capital is the private equity fund management arm of Chuo Mitsui Trust Group. The company pursues active investment operations by maximizing sophisticated investment know-how and an extensive investment network.

A private equity fund is a pooled investment vehicle designed to secure profits through investment in incorporated projects typically not publicly traded on a stock market. A general partner, responsible for raising and managing the fund, draws contributions from multiple investors to form an investment partnership and then applies the investments to designated structures to produce returns.

As a general partner, Chuo Mitsui Capital raises capital from a wide range of investors, including financial institutions, incorporated projects and pension funds, and directs the contributions into four investment categories of private equity.


Investment Structure
Investment
Returns
Provide risk money
Investment Partnership
Chuo Mitsui Capital (General Partner)
Contribution
Returns
Provide investment opportunities
Investors
·Financial institutions
·Operating companies
·Pension funds

Four Investment Categories

Mezzanine Finance

In this form of finance, the risk-return factor is positioned halfway between borrowings, namely loans, and equity, essentially stocks. The need for mezzanine finance is growing as businesses look for new ways to secure capital for M&A activities.

Investment structures are varied but the most common are preferred stock, corporate bonds and subordinated debt. The share of operating rights that a fund acquires through its investment in the target company can be flexibly controlled through the design of the financing structure. Such investment addresses diverse capital restructuring needs, including MBOs, amid current efforts at corporate realignment and business succession among major corporate groups.

Growth Capital Investment

This is equity investment targeting mid-sized companies with stable operating bases that seek to develop new areas of growth and companies pursuing capital restructuring amid the MBO boom.

Investment is generally aimed at common stock in unlisted companies, but may include investment in elite funds established specifically to acquire this stock. In such cases, listed stocks can also be the objective.

Fund of Funds

In fund of funds investment, the fund invests in excellent private equity investment funds around the world. The emphasis is on investment in buyout funds with regional diversity on a global scale.

With fund of funds investment, the degree of content diversity is extremely high and participation is relatively easy for investors who are just beginning to explore the private equity realm.

Venture Capital

A venture capital project in 2000 launched Chuo Mitsui Capital's fund management activities. Venture capital investment provides risk money through investment in common stock primarily to companies pursuing promising new businesses and development of innovative technologies. This is the company's basic investment category.

Pioneer in Mezzanine Finance

Of the four investment categories described above, mezzanine finance is the focus of Chuo Mitsui Capital's operations. The company has participated in numerous structures, including those for World Co., Ltd., and Covalent Materials Corporation (formerly, Toshiba Ceramics Co., Ltd.), leading to aggregate mezzanine finance investment worth about ¥145.0 billion.

As a pioneer in Japan's mezzanine finance market, Chuo Mitsui Capital is keen to maximize accumulated investment know-how and an extensive network and will energetically work to expand its presence in mezzanine financing not only in Japan but overseas as well, particularly in other parts of Asia.

Quality, Diversified Investment Opportunities

Chuo Mitsui Capital arranged two new partnerships in fiscal 2007 as successor funds to the Chuo Mitsui Fund of Funds No. 1 Investment Project Limited Liability Partnership, which debuted in fiscal 2006. The Chuo Mitsui Fund of Funds No. 2 Investment Project Limited Liability Partnership and the Chuo Mitsui Private Equity Partners Investment Partnership VII are private equity funds offering diversified investment potential to such investors as financial institutions and pension funds.

Many institutional investors see the application of capital in private equity structures as particularly promising investment targets, and the importance of such investments as an asset class is bound to grow.

Chuo Mitsui Capital will continue to utilize accumulated, high-level expertise in investment and fund operations to give investor-oriented clients an excellent standard of diversified investment opportunities.

Financial Section

Financial Review

Economic and Fiscal Environments

The economic environment in fiscal 2007—the consolidated fiscal year ended March 31, 2008—was characterized by more challenges than opportunities. Overseas, financial instability, triggered by the U.S. subprime loan problem, has been spreading through world markets since the summer of 2007, prompting signs of economic slowdown in key markets, especially the United States. In Japan, concerns about the rising cost of oil and the troubled U.S. economy heightened uncertainty over the direction that the domestic economy would take. Indeed, business conditions have been rather sluggish since early 2008.

In the domestic finance industry, short-term interest rates hovered at the Bank of Japan's guidepost of 0.5%. Long-term interest rates shifted into the upper one-percentile range in fiscal 2006 but traced a downward path in the second half of fiscal 2007, owing to uncertainty over the direction of the economy, and settled into the 1.2% range by March 31, 2008. The Nikkei Stock Average hit 18,000 in June 2007, touching this level the first time in about seven years, but then tumbled from this position and ended the term around 12,000. In the foreign exchange market, growing concern over the state of the U.S. economy sustained a high yen/low dollar situation into the second half of fiscal 2007. In mid-March 2008, the yen strengthened against the U.S. dollar, moving into the ¥95 range for a time, but returned to the vicinity of ¥100 by March 31, 2008.

Fiscal 2007 Consolidated Performance

As of March 31, 2008, deposits amounted to ¥8,830.5 billion, edging up 3.5% from a year earlier. Loans and bills discounted reached ¥7,852.0 billion, up 6.4%. Securities came to ¥4,647.9 billion, up 3.0%.

Total assets stood at ¥14,472.8 billion, up 2.7%.

Against the combined value of total shareholders' equity at March 31, 2008, and minority interests, net assets shrank 10.4% year-on-year, to ¥1,019.2 billion.

On the profit-and-loss front, total income rose 0.1%, to ¥468.5 billion, and total expenses jumped 15.4%, to ¥332.7 billion. As a result, income before income taxes and minority interests decreased 24.4%, to ¥135.7 billion, net income tumbled 36.3%, to ¥71.8 billion, and net income per share dropped to ¥70.55, compared with ¥123.33 a year earlier.

The consolidated capital adequacy ratio, calculated according to domestic criteria, was 13.84% in fiscal 2007, up from 12.13% in fiscal 2006.

Segment Information

The trust and banking business generated total ordinary income of ¥430.7 billion and ordinary expenses of ¥306.0 billion, leading to ordinary profit of ¥124.6 billion. Other finance-related operations generated ordinary income of ¥235.8 billion and ordinary expenses of ¥49.7 billion, for ordinary profit of ¥186.1 billion.

Cash Flows

Net cash provided by operating activities in fiscal 2007 reached ¥427.9 billion, down ¥93.8 billion from fiscal 2006, reflecting a net increase in loans and bills discounted.

Net cash used in investing activities amounted to ¥574.2 billion, down ¥6.2 billion from fiscal 2006, primarily due to higher purchases of securities.

Net cash used in financing activities came to ¥4.8 billion, down ¥2.1 billion from fiscal 2006.

Cash and cash equivalents at the end of the year settled at ¥151.8 billion, down ¥151.2 billion from a year earlier.

Non-Consolidated Fiscal 2007 Performance

Total assets of Chuo Mitsui Trust Holdings stood at ¥898.9 billion, primarily owing to an increase in current assets, such as deposits. Net assets reached ¥748.5 billion, for net assets per share of ¥386.22.

Supported by major increase in dividends received from subsidiaries, income before income taxes and minority interests soared to ¥179.2 billion, net income skyrocketed to ¥179.4 billion, and net income per share of common stock zoomed to ¥182.46.

Dividends

In view of its public duty as a financial institution, Chuo Mitsui Trust HoldingsÅf basic policy on dividends is underscored by an unwavering commitment to ensure an appropriate level of retained earnings while maintaining stable dividends for shareholders.

Seeking to reinforce shareholder returns in line with basic policy, the Company raised dividends ¥2.00 per share of common stock fiscal 2007, to ¥7.00 per share of common stock, taking fiscal results into the dividend calculation. Dividends on preferred stock remained the same as in fiscal 2006: ¥14.40 for class II preferred; and ¥20.00 per share for class III preferred.

How to Read the Financial Statements of Trust Banks

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

Pre-provision profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit


Gross ordinary income (A)
Trust fees
Interest income
Fees and commissions
Trading gains
Other operating income
Other income
①


Ordinary expenses (B)
Interest expense
Fees and commissions
Trading losses
Other operating expenses
General and administrative expenses
Other expenses
②

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).
Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from those in box ① is nearly equal to gross operating profit.
Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs

Net operating profit other than for trust fees	Trust fees before loan write-offs	
Net operating profit other than for trust fees (a)	Trust fees (b)	Loan write-offs in the trust account (c)
150	70	30

Net operating profit (a+b)
220

Net operating profit before trust account write-offs (a+b+c)
250

Consolidated Balance Sheets

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.) and Consolidated Subsidiaries
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
ASSETS			
Cash and cash equivalents	**¥ 151,850**	¥ 303,133	**$ 1,515,620**
Due from banks other than due from the Bank of Japan	**60,702**	194,963	**605,871**
Call loans and bills bought	**204,862**	111,121	**2,044,735**
Receivables under securities borrowing transactions	**104,003**	80,099	**1,038,058**
Monetary claims bought (Note 4)	**111,422**	104,146	**1,112,111**
Trading assets (Note 4)	**42,886**	52,803	**428,051**
Securities (Notes 4 and 11)	**4,647,960**	4,511,730	**46,391,463**
Money held in trust (Note 5)	**2,463**	2,710	**24,587**
Loans and bills discounted (Notes 6 and 11)	**7,852,066**	7,377,362	**78,371,754**
Foreign exchanges (Note 7)	**811**	940	**8,100**
Other assets (Notes 8 and 11)	**427,978**	351,678	**4,271,666**
Premises and equipment (Note 9)	**132,794**	203,672	**1,325,428**
Intangible fixed assets (Note 10)	**73,499**	77,163	**733,596**
Deferred tax assets (Note 29)	**144,995**	82,850	**1,447,210**
Customers' liabilities for acceptances and guarantees (Note 12)	**584,076**	711,121	**5,829,689**
Allowance for possible loan losses	**(69,535)**	(74,974)	**(694,035)**
Total assets	**¥14,472,837**	¥14,090,523	**$144,453,910**
LIABILITIES AND EQUITY			
Liabilities:			
Deposits (Notes 11 and 13)	**¥ 8,830,588**	¥ 8,529,710	**$ 88,138,422**
Call money and bills sold (Note 11)	**291,581**	547,378	**2,910,289**
Payables under repurchase agreements (Note 11)	**24,197**	114,467	**241,511**
Payables under securities lending transactions (Note 11)	**1,797,121**	1,062,543	**17,937,129**
Trading liabilities	**8,185**	4,398	**81,698**
Borrowed money (Notes 11 and 14)	**474,369**	393,235	**4,734,701**
Foreign exchanges (Note 7)	**10**	48	**105**
Subordinated bonds (Note 15)	**176,261**	195,119	**1,759,272**
Subordinated convertible bonds (Note 15)	**—**	47	**—**
Payables to trust account	**1,051,839**	1,222,593	**10,498,447**
Other liabilities (Note 16)	**188,125**	131,796	**1,877,690**
Reserve for bonus payment	**3,260**	3,247	**32,541**
Reserve for retirement benefits for directors and corporate auditors	**1,301**	1,060	**12,993**
Reserve for employee retirement benefits (Note 17)	**2,262**	2,107	**22,583**
Reserve for contingent losses (Note 18)	**12,859**	9,934	**128,355**
Deferred tax liabilities (Note 29)	**7,580**	24,346	**75,657**
Acceptances and guarantees (Note 12)	**584,076**	711,121	**5,829,689**
Total liabilities	**13,453,622**	12,953,158	**134,281,088**
Commitments and contingent liabilities (Note 19)			
Equity (Note 20):			
Common stock and preferred stock (Note 21)	**261,608**	261,608	**2,611,126**
Capital surplus	**127,347**	127,342	**1,271,056**
Retained earnings	**441,646**	378,812	**4,408,089**
Net unrealized gains on available-for-sale securities	**57,239**	259,248	**571,305**
Deferred gains (losses) on derivatives under hedge accounting	**917**	(7,439)	**9,159**
Land revaluation difference	**(15,532)**	(15,532)	**(155,031)**
Foreign currency translation adjustments	**(66)**	53	**(662)**
Treasury stock—at cost 280,082 shares in 2008 and 213,109 shares in 2007	**(261)**	(195)	**(2,612)**
Total	**872,898**	1,003,897	**8,712,429**
Minority interests	**146,316**	133,467	**1,460,391**
Total equity	**1,019,214**	1,137,364	**10,172,821**
Total liabilities and equity	**¥14,472,837**	¥14,090,523	**$144,453,910**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.) and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Income:			
Interest income:			
Interest on loans and bills discounted	¥116,328	¥ 84,450	$1,161,074
Interest and dividends on securities	82,918	70,958	827,614
Interest on call loans and bills bought	1,755	991	17,520
Other interest income (Note 22)	6,007	5,047	59,957
Trust fees (Note 23)	68,644	75,565	685,147
Fees and commissions	123,888	133,119	1,236,538
Trading gains	2,063	3,291	20,592
Other operating income (Note 24)	15,718	6,491	156,889
Other income (Note 25)	51,193	88,089	510,967
Total income	468,518	468,005	4,676,303
Expenses:			
Interest expenses:			
Interest on deposits	43,484	26,799	434,024
Interest on call money and bills sold	9,380	4,599	93,629
Interest on borrowings	5,833	4,520	58,227
Other interest expenses (Note 26)	40,652	26,687	405,756
Fees and commissions	15,004	15,059	149,756
Trading losses	23	120	234
Other operating expenses (Note 27)	9,120	5,846	91,032
General and administrative expenses	139,149	121,725	1,388,855
Other expenses (Note 28)	70,096	83,014	699,634
Total expenses	332,746	288,373	3,321,150
Income before income taxes and minority interests	135,772	179,632	1,355,152
Income taxes (Note 29):			
Current	15,483	19,003	154,543
Deferred	42,967	41,905	428,858
Total income taxes	58,451	60,908	583,401
Minority interests in net income	5,484	5,930	54,739
Net income	¥ 71,837	¥112,793	$ 717,011

	Yen		U.S. dollars (Note 1)
	2008	2007	2008
Per share of common stock (Note 34):			
Basic net income	¥ 70.55	¥123.33	$0.70
Diluted net income	40.03	62.88	0.39
Cash dividends per share applicable to the year (Note 21):			
Common stock	7.00	5.00	0.06
Class II convertible preferred stock	14.40	14.40	0.14
Class III convertible preferred stock	20.00	20.00	0.19

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Changes in Equity

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.) and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Thousands		Millions of yen										
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred gains (losses) on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2006	824,345	270,156	¥261,579	¥126,297	¥274,583	¥213,547	¥ —	¥(15,527)	¥(539)	¥(1,090)	¥ 858,850	¥ —	¥ 858,850
Reclassified balance as of March 31, 2006 (Note 2 r)												106,541	106,541
Net income					112,793						112,793		112,793
Cash dividends					(8,569)						(8,569)		(8,569)
Purchase of treasury stock										(246)	(246)		(246)
Disposal of treasury stock				1,015						1,141	2,157		2,157
Conversion of Class I preferred stock into common stock	80,930	(20,000)											
Conversion of convertible bonds	53		29	29							58		58
Reversal of land revaluation difference					5			(5)			—		—
Net change in the year						45,701	(7,439)		592		38,854	26,925	65,780
Balance, March 31, 2007	905,329	250,156	261,608	127,342	378,812	259,248	(7,439)	(15,532)	53	(195)	1,003,897	133,467	1,137,364
Net income					71,837						71,837		71,837
Cash dividends					(9,003)						(9,003)		(9,003)
Purchase of treasury stock										(126)	(126)		(126)
Disposal of treasury stock				5						60	65		65
Conversion of Class III preferred stock into common stock	82,222	(23,125)											
Net change in the year						(202,009)	8,357		(119)		(193,771)	12,849	(180,922)
Balance, March 31, 2008	**987,551**	**227,031**	**¥261,608**	**¥127,347**	**¥441,646**	**¥ 57,239**	**¥ 917**	**¥(15,532)**	**¥ (66)**	**¥(261)**	**¥ 872,898**	**¥146,316**	**¥1,019,214**

	Thousands of U.S. dollars (Note 1)										
	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred gains (losses) on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2007	$2,611,126	$1,271,006	$3,780,944	$2,587,571	$(74,257)	$(155,031)	$ 531	$(1,952)	$10,019,938	$1,332,141	$11,352,080
Net income			717,011						717,011		717,011
Cash dividends			(89,866)						(89,866)		(89,866)
Purchase of treasury stock								(1,264)	(1,264)		(1,264)
Disposal of treasury stock		49						604	654		654
Net change in the year				(2,016,266)	83,417		(1,194)		(1,934,043)	128,250	(1,805,793)
Balance, March 31, 2008	**$2,611,126**	**$1,271,056**	**$4,408,089**	**$ 571,305**	**$ 9,159**	**$(155,031)**	**$ (662)**	**$(2,612)**	**$8,712,429**	**$1,460,391**	**$10,172,821**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.) and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Operating activities:			
Income before income taxes and minority interests	¥ 135,772	¥ 179,632	$ 1,355,152
Adjustments for:			
Income taxes paid	(52,263)	(15,500)	(521,643)
Depreciation and amortization	27,914	42,043	278,617
Amortization of consolidation goodwill	2,002	985	19,987
Equity in earnings of associated companies	(682)	(802)	(6,809)
(Decrease) increase in allowance for possible loan losses	(5,246)	14,933	(52,364)
Increase in reserve for bonus payment	34	60	345
Increase in reserve for retirement benefits for directors and corporate auditors	273	1,060	2,726
Increase in reserve for employees retirement benefits	246	265	2,461
Increase in reserve for contingent losses	2,925	395	29,198
Net gain on securities	(8,897)	(14,314)	(88,809)
Net gain on money held in trust	—	(1,413)	—
Foreign exchange loss, net	86,966	2,875	868,015
Net (gain) loss on disposals of premises and equipment	(1,633)	537	(16,299)
Change in assets and liabilities:			
Decrease (increase) in trading assets	9,917	(7,920)	98,984
Increase (decrease) in trading liabilities	3,787	(2,547)	37,801
Increase in loans and bills discounted	(454,541)	(85,274)	(4,536,800)
Increase (decrease) in deposits	300,485	(280,512)	2,999,158
Increase in borrowed money (excluding subordinated borrowings)	131,507	232,289	1,312,582
Decrease (increase) in due from banks (excluding cash equivalents)	134,260	(114,865)	1,340,062
(Increase) decrease in call loans and bills bought	(101,027)	52,578	(1,008,363)
Increase in receivables under securities borrowing transactions	(23,904)	(5,856)	(238,587)
(Decrease) increase in call money and bills sold	(346,066)	229,448	(3,454,098)
Increase in payables under securities lending transactions	734,577	222,131	7,331,841
Decrease in foreign exchanges (assets)	128	36,658	1,282
(Decrease) increase in foreign exchanges (liabilities)	(38)	0	(381)
(Decrease) increase in payables to trust account	(170,754)	61,314	(1,704,302)
Other—net	22,221	(26,358)	221,796
Net cash provided by operating activities	427,967	521,847	4,271,554
Investing activities:			
Purchases of securities	(5,112,576)	(3,017,378)	(51,028,807)
Proceeds from sales of securities	3,748,448	757,484	37,413,399
Proceeds from redemption of securities	806,739	1,764,186	8,052,097
Decrease in money held in trust	—	5,349	—
Purchases of premises and equipment	(14,721)	(30,253)	(146,930)
Proceeds from sales of premises and equipment	3,900	3,201	38,928
Purchases of intangible fixed assets	(15,036)	(13,734)	(150,077)
Proceeds from sales of intangible fixed assets	601	1,391	6,005
Payment for purchase of stocks of subsidiaries	—	(38,252)	—
Proceeds from sales of consolidated subsidiaries (Note 30)	8,399	—	83,834
Net cash used in investing activities	(574,244)	(568,004)	(5,731,550)
Financing activities:			
Proceeds from subordinated borrowings	—	2,500	—
Payment of subordinated borrowings	—	(7,000)	—
Redemption of subordinated bonds and subordinated convertible bonds	(3,660)	(17,000)	(36,532)
Issuance of capital stock to minority interests	42,000	33,000	419,203
Dividends paid	(9,003)	(8,569)	(89,866)
Dividends paid for minority interests	(4,515)	(5,450)	(45,069)
Reduction of capital stock to minority interests	(29,600)	—	(295,438)
Payment for purchase of treasury stock	(126)	(246)	(1,264)
Proceeds from sales of treasury stock	17	12	175
Net cash used in financing activities	(4,888)	(2,754)	(48,792)
Foreign currency translation adjustments on cash and cash equivalents	(118)	582	(1,180)
Net decrease in cash and cash equivalents	(151,283)	(48,329)	(1,509,968)
Cash and cash equivalents, beginning of year	303,133	351,462	3,025,589
Cash and cash equivalents, end of year	¥ 151,850	¥ 303,133	$ 1,515,620

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
Non-cash investing and financing activities:			
Conversion of convertible bonds into common stock:			
Capital stock increased by conversion of convertible bonds	¥ —	¥ 29	$ —
Capital surplus increased by conversion of convertible bonds	—	29	—
Treasury stock decreased by transfers of treasury stock related to conversion of convertible bonds	**41**	9	**415**
Capital surplus increased by transfers of treasury stock related to conversion of convertible bonds	**6**	4	**62**
Convertible bonds decreased by conversion into common stock	**47**	72	**478**
Transfer of treasury stock related to stock exchange (Note 4):			
Decrease in treasury stock	—	1,125	—
Increase in capital surplus	—	1,006	—
Consideration in the form of an exchange stock	—	2,131	—

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Notes to Consolidated Financial Statements

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.) and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

1. *Basis of Presentation*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Chuo Mitsui Trust Holdings, Inc. ("Chuo Mitsui Trust Holdings") and its consolidated subsidiaries (together, the "Chuo Mitsui Trust Group") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan) and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Chuo Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the consolidated financial statements for the fiscal years ended March 31, 2007 to conform to classifications and presentations used in the consolidated financial statement for the fiscal year ended March 31, 2008.

Effective October 1, 2007, we changed our group trade name from Mitsui Trust Financial Group to Chuo Mitsui Trust Group, renamed Mitsui Trust Holdings, Inc. as Chuo Mitsui Trust Holdings, Inc., and renamed Mitsui Asset Trust and Banking Company, Limited as Chuo Mitsui Asset Trust and Banking Company, Limited ("Chuo Mitsui Asset").

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Chuo Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100.19 to U.S.$1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements include the accounts of Chuo Mitsui Trust Holdings and its significant subsidiaries. The number of consolidated subsidiaries as of March 31, 2008 and 2007 was 27. Major consolidated subsidiaries are The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), Chuo Mitsui Asset, Chuo Mitsui Asset Management Company, Limited and Chuo Mitsui Capital Company, Limited.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Chuo Mitsui Trust Group has the ability to exercise significant influence are accounted for by the equity method, unless in either case the companies are immaterial.

Investments in three associated companies were accounted for by the equity method in the fiscal years ended March 31, 2008 and 2007. Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investments in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Business Combinations

In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") issued ASBJ Statement No. 7, "Accounting Standards for Business Divestitures" and ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures.

Mitsui Trust Holdings, Inc. and Mitsui Asset Trust and Banking Company, Limited signed a stock exchange agreement on November 1, 2006 which was executed on November 28,

2006, and made Mitsui Asset Trust and Banking Company, Limited a wholly owned subsidiary. The related goodwill is being systematically amortized over 20 years.

c. Cash and Cash Equivalents
Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

d. Mark-to-Market Accounting for Trading Transactions
Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading transactions are recognized in the consolidated statements of income.

e. Translation of Foreign Currency Accounts
The consolidated trust bank subsidiaries maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

f. Securities
Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
(i) Trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value and the related unrealized gains and losses are included in earnings.
(ii) Held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost.
(iii) Available-for-sale securities, which are not classified as either of the aforementioned securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for in the same manner as securities described above.

g. Derivatives and Hedging Activities
Derivative financial instruments are classified and accounted for as follows: (i) except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and (ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of the high correlation and effectiveness between the hedging instruments and the hedged items, certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

h. Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by the consolidated trust bank subsidiaries is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment. Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

i. Software
Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

j. Impairment of Fixed Assets
Chuo Mitsui Trust Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be

recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

k. Land Revaluation

Under the Law of Land Revaluation, The Mitsui Trust and Banking Company, Limited, elected a one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2007, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥2,053 million.

l. Stock and Bond Issue Costs

Stock issue costs are amortized by the straight-line method over the effective period within three years.

Bond issue costs are amortized by the straight-line method over three years.

m. Allowance for Possible Loan Losses

Allowance for possible loan losses of major consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowance for loan losses.

(i) For claims against borrowers that are legally bankrupt, such as borrowers in bankruptcy and under special liquidation proceedings ("legal bankruptcy"), and against borrowers that are in substantially similar adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of the amount of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

(ii) For claims against borrowers that have not yet become legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of the borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

(iii) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

(iv) Allowance for possible losses on loans to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self assessments. With respect to claims with collateral and/or guarantees extended to borrowers that are in legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees.

The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥85,098 million ($849,374 thousand) and ¥96,331 million as of March 31, 2008 and 2007, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

n. Reserve for Bonus Payments

Reserve for bonus payments is provided for the payment of employees' bonuses based on estimates of the future payments attributed to the current fiscal year.

o. Reserve for Retirement Benefits for Directors and Corporate Auditors

Reserve for retirement benefits for directors and corporate auditors is provided at the amount which would be required if all directors, corporate auditors and executive officers retired at the balance sheet date. The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

p. Reserve for Retirement Benefits and Pension Plans
Chuo Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Chuo Mitsui Trust Holdings and its principal domestic subsidiaries account for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

q. Reserve for Contingent Losses
Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimation of the impact of these contingent events.
(1) Reserve for Reimbursement of Deposits
Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (the Japanese Institute of Certified Public Accountants ("JICPA") Audit and Assurance Practice Committee Report No. 42) of April 13, 2007.

As a result, income before income taxes and minority interests decreased by ¥6,109 million ($60,974 thousand) as compared with the former method.
(2) Reserve for Possible Losses Related to Land Trusts
Reserve for possible losses related to land trusts is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a liability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

r. Presentation of Equity
On December 9, 2005, the ASBJ published a new accounting standard for the presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as components of equity. Such items include stock acquisition rights, minority interests and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The balances of such items as of March 31, 2006 were reclassified as separate components of equity as of April 1, 2006 in the consolidated statement of changes in equity.

s. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

t. Leases
All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

u. Per Share Information
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expenses and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

v. New Accounting Pronouncements
(i) Lease Accounting
On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the former accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008, with early adoption permitted for fiscal years beginning on or after April 1, 2007.
Lessee. Under the former accounting standard, finance leases that deem to transfer ownership of the leased property to the

lessee are to be capitalized; however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

(ii) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries that have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ PITF No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements." The new standard prescribes that:

(1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements: and

(2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP, unless they are not material:

(i) Amortization of goodwill;
(ii) Actuarial gains and losses of defined benefit plans recognized outside profit or loss;
(iii) Capitalization of intangible assets arising from development phases;
(iv) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets;
(v) Retrospective application when accounting policies are changed; and
(vi) Accounting for net income attributable to minority interests.

The new task force is effective for fiscal years beginning on or after April 1, 2008, with early adoption permitted.

3. *Business Combinations*

On November 28, 2006, Mitsui Trust Holdings, Inc. signed a stock exchange agreement with Mitsui Asset Trust and Banking Company, Limited to complete the acquisition of all of the shares of Chuo Mitsui Asset and made Chuo Mitsui Asset its wholly owned subsidiary.

The acquisition cost of this stock exchange was ¥2,131 million and the transaction was completed using treasury stock in accordance with the agreement. Goodwill was recorded in the amount of ¥1,772 million as of March 31, 2007.

4. *Securities*

Securities as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Japanese government bonds	**¥2,123,056**	¥2,020,900	**$21,190,304**
Japanese municipal bonds	**1,295**	3,085	**12,930**
Japanese corporate bonds	**343,880**	354,951	**3,432,285**
Japanese stocks	**793,554**	1,081,622	**7,920,498**
Other securities	**1,386,173**	1,051,170	**13,835,443**
Total	**¥4,647,960**	¥4,511,730	**$46,391,463**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2008 and 2007, were as follows:

	Millions of yen			
March 31, 2008	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 30,005**
Available-for-sale:				
Japanese equity securities	**¥ 517,214**	**¥211,226**	**¥43,170**	**685,269**
Japanese debt securities	**1,595,291**	**868**	**36,704**	**1,559,454**
Other	**1,217,354**	**8,844**	**73,486**	**1,152,712**
Held-to-maturity	**781,174**	**7,236**	**3,006**	**785,403**

	Millions of yen			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 40,864
Available-for-sale:				
Japanese equity securities	¥ 517,673	¥453,345	¥ 3,151	967,866
Japanese debt securities	1,522,245	83	54,776	1,467,552
Other	914,444	12,517	14,270	912,691
Held-to-maturity	696,031	792	1,883	694,940

March 31, 2008	Thousands of U.S. dollars Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				$ 299,486
Available-for-sale:				
Japanese equity securities	$ 5,162,333	$2,108,258	$430,888	6,839,703
Japanese debt securities	15,922,658	8,668	366,353	15,564,974
Other	12,150,459	88,279	733,470	11,505,267
Held-to-maturity	7,796,930	72,223	30,012	7,839,141

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal year for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal year for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities and held-to-maturity securities whose fair value was not readily determinable as of March 31, 2008 and 2007, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Available-for-sale:			
Unlisted Japanese stocks	¥ 88,838	¥ 94,759	$ 886,697
Unlisted corporate bonds	283,821	299,259	2,832,827
Unlisted foreign securities	3,732	5,288	37,256
Subscription certificates	42,845	35,511	427,641
Held-to-maturity:			
Unlisted foreign securities	3,000	—	29,943
Total	¥422,237	¥434,819	$4,214,366

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2008 and 2007, were ¥3,939,028 million ($39,315,586 thousand) and ¥782,489 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥31,525 million ($314,657 thousand) and ¥1,384 million ($13,822 thousand), respectively, for the fiscal year ended March 31, 2008, and ¥29,046 million and ¥1,302 million, respectively, for the fiscal year ended March 31, 2007.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Due within one year	¥ 185,667	¥ 154,521	$ 1,853,149
Due after one year through five years	2,222,999	1,520,466	22,187,834
Due after five years through ten years	240,005	764,978	2,395,499
Due after ten years	976,763	669,847	9,749,111
Total	¥3,625,434	¥3,109,813	$36,185,595

Securities in unconsolidated subsidiaries and associated companies totaled ¥136,324 million ($1,360,661 thousand) and ¥121,210 million as of March 31, 2008 and 2007, respectively.

Guarantee obligations for privately offered corporate bonds (provided in accordance with the Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) in "Securities" were ¥164,471 million ($1,641,591 thousand) and ¥200,702 million as of March 31, 2008 and 2007, respectively.

5. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2008 and 2007, were as follows:

March 31, 2008	Millions of yen Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	¥1,681	¥ 782	¥2,463

March 31, 2007	Millions of yen Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	¥1,673	¥1,037	¥2,710

March 31, 2008	Thousands of U.S. dollars Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	$16,779	$7,808	$24,587

6. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Bills discounted	¥ 7,477	¥ 9,551	$ 74,635
Loans on notes	897,587	778,536	8,958,851
Loans on deeds	6,147,259	5,869,674	61,356,019
Overdrafts	799,741	719,600	7,982,247
Total	¥7,852,066	¥7,377,362	$78,371,754

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥10,982 million ($109,619 thousand) and ¥7,683 million as of March 31, 2008 and 2007 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility of either principal or interest.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥46,943 million ($468,544 thousand) and ¥41,877 million as of March 31, 2008 and 2007, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥13 million ($136 thousand) and ¥164 million as of March 31, 2008 and 2007, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥69,804 million ($696,719 thousand) and ¥70,601 million as of March 31, 2008 and 2007, respectively. Such restructured loans are loans on which major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥127,744 million ($1,275,018 thousand) and ¥120,326 million as of March 31, 2008 and 2007, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

7. Foreign Exchanges

Foreign exchanges as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Assets:			
Due from foreign banks	¥ 811	¥ 940	$ 8,100
Total	¥ 811	¥ 940	$ 8,100
Liabilities:			
Due to foreign banks	¥ 9	¥ 28	$ 91
Other	1	20	13
Total	¥ 10	¥ 48	$ 105

8. Other Assets

Other assets as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Prepaid expenses	¥ 1,331	¥ 1,040	$ 13,285
Accrued income	43,817	46,922	437,346
Prepaid pension expenses	120,811	110,657	1,205,828
Receivables for securities transactions	13,017	373	129,926
Financial derivatives	44,455	13,771	443,711
Financial stabilization fund contribution	82,061	82,061	819,053
Other	122,483	96,851	1,222,515
Total	¥427,978	¥351,678	$4,271,666

9. Premises and Equipment

Premises and equipment as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Land	¥ 82,008	¥ 83,116	$ 818,528
Buildings	41,651	43,340	415,721
Equipment	9,111	8,929	90,942
Other	23	68,286	236
Total	¥132,794	¥203,672	$1,325,428

Accumulated depreciation amounted to ¥87,955 million ($877,887 thousand) and ¥219,865 million as of March 31, 2008 and 2007, respectively.

10. Intangible Fixed Assets

Intangible fixed assets as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Software	¥24,215	¥25,127	$241,700
Goodwill	39,572	41,575	394,977
Other	9,710	10,460	96,918
Total	¥73,499	¥77,163	$733,596

11. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Securities	¥2,518,658	¥1,763,501	$25,138,825
Loans	54,535	68,879	544,316
Other assets	70	149	706
Total	¥2,573,264	¥1,832,529	$25,683,848
Deposits	¥ 4,312	¥ 1,180	$ 43,046
Call money and bills sold	53,800	44,000	536,979
Payables under repurchase agreements	24,197	114,467	241,511
Payables under securities lending transactions	1,797,121	1,062,543	17,937,129
Borrowed money	340,000	236,569	3,393,552
Total	¥2,219,430	¥1,458,760	$22,152,219

In addition, securities pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2008 and 2007 were ¥395,815 million ($3,950,647 thousand) and ¥301,052 million, respectively.

Also, securities deposits (included in other assets) as of March 31, 2008 and 2007 were ¥9,546 million ($95,284 thousand) and ¥8,797 million, respectively.

12. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Chuo Mitsui Trust Holdings' right of indemnity from the applicant.

13. Deposits

Deposits as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current deposits	¥ 88,367	¥ 93,584	$ 881,995
Ordinary deposits	1,177,967	1,246,653	11,757,339
Deposits at notice	7,989	10,668	79,739
Time deposits	6,825,996	6,696,554	68,130,516
Negotiable certificates of deposit	663,340	386,050	6,620,820
Other	66,928	96,200	668,012
Total	¥8,830,588	¥8,529,710	$88,138,422

14. Borrowed Money

Borrowed money as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Borrowed money	¥341,869	¥260,735	$3,412,213
Subordinated borrowings	107,500	107,500	1,072,961
Perpetual subordinated borrowings	25,000	25,000	249,525
Total	¥474,369	¥393,235	$4,734,701

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2008 and 2007, were 1.29% and 1.43%, respectively.

Annual maturities of borrowed money as of March 31, 2008, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥375,078	$3,743,672
2010	202	2,016
2011	172	1,721
2012	1,116	11,138
2013	111	1,107
Total	¥376,680	$3,759,656

15. Subordinated Bonds and Subordinated Convertible Bonds

Subordinated bonds and subordinated convertible bonds as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.32% (2.54% in 2007)	**¥ 16,100**	¥ 16,100	**$ 160,694**
2.03% unsecured subordinated bonds due 2015	**40,000**	40,000	**399,241**
1.27% unsecured subordinated callable bonds due 2015	**30,000**	30,000	**299,431**
5.506% USD unsecured perpetual subordinated notes	**85,161**	100,359	**850,000**
2.06% unsecured perpetual subordinated bonds	**5,000**	5,000	**49,905**
Issuer: MTI Capital (Cayman) Ltd., 0.5% Japanese yen subordinated convertible bonds due 2007	**—**	47	**—**
Issuer: MTI Finance (Cayman) Ltd., Subordinated bonds due 2007 (5.34% to 5.36% in 2007)	—	3,660	—
Total	**¥176,261**	¥195,167	**$1,759,272**

16. Other Liabilities

Other liabilities as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Accrued expenses	**¥ 46,620**	¥ 40,011	**$ 465,323**
Unearned income	**2,255**	2,580	**22,510**
Financial derivatives	**45,915**	25,801	**458,286**
Income taxes payable	**9,235**	14,083	**92,183**
Other	**84,098**	49,319	**839,386**
Total	**¥188,125**	¥131,796	**$1,877,690**

17. Retirement and Pension Plans

Employees who terminate their services with Chuo Mitsui Trust Holdings or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Chuo Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

The consolidated trust bank subsidiaries contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Projected benefit obligation	**¥(181,463)**	¥(176,295)	**$(1,811,190)**
Fair value of plan assets	**224,302**	277,492	**2,238,769**
Unrecognized actuarial loss (gain)	**75,710**	7,352	**755,665**
Net amount accrued on the consolidated balance sheets	**118,549**	108,549	**1,183,245**
Prepaid pension expenses (included in other assets)	**120,811**	110,657	**1,205,828**
Reserve for retirement benefits	**¥ (2,262)**	¥ (2,107)	**$ (22,583)**

The components of net periodic benefit costs (income) for the fiscal years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Service cost	**¥ 3,620**	¥ 3,711	**$ 36,135**
Interest cost	**3,333**	3,318	**33,274**
Expected return on plan assets	**(14,327)**	(23,714)	**(142,998)**
Amortization of prior service cost	**—**	(951)	**—**
Recognized acturial loss	**4,324**	1,898	**43,162**
Other	**383**	1,145	**3,831**
Net periodic benefit costs (income)	**¥ (2,664)**	¥(14,592)	**$ (26,594)**

Assumptions used for the fiscal years ended March 31, 2008 and 2007, were as follows:

	2008	2007
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**5.1%**	8.0%
Method of attributing the projected benefits to periods of services	**Mainly point basis**	Mainly point basis
Amortization period of prior service cost	**—**	5 years
Recognition period of actuarial loss	**8 to 9 years**	8 to 9 years

18. Reserve for Contingent Losses

Reserve for contingent losses as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Reserve for reimbursement of deposits	**¥ 6,109**	¥ —	**$ 60,974**
Reserve for possible losses related to land trust	**6,750**	9,934	**67,381**
Total	**¥12,859**	¥9,934	**$128,355**

19. Commitments and Contingent Liabilities

a. Certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2008 and 2007, was ¥2,276,336 million ($22,720,197 thousand) and ¥2,152,130 million, respectively, of which commitment lines whose maturities are less than one year were ¥2,093,004 million ($20,890,355 thousand) and ¥2,007,241 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact future cash flows of the subsidiaries. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,061,263 million ($10,592,510 thousand) and ¥1,184,681 million for certain money trusts as of March 31, 2008 and 2007, respectively, and ¥862,381 million ($8,607,463 thousand) and ¥1,065,084 million for loan trusts as of March 31, 2008 and 2007, respectively.

20. Equity

Since May 1, 2006, Japanese companies have been subject to the Company Law of Japan (the "Company Law"), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Company Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders' meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) where the term of service of the directors under the company's article of incorporation is prescribed as one year rather than two years for a normal term, the Board of Directors may declare dividends (except for dividends in kind) at any time during fiscal year if the company has so prescribed in its articles of incorporation. However, Chuo Mitsui Trust Holdings cannot do so because it does not meet all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the

total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights
The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Under the revised Banking Law of Japan that became effective on May 1, 2006, the consolidated trust bank subsidiaries are required to appropriate an amount equal to 20% of dividends as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock.

21. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2008, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	4,068,332	987,551	¥ 7.00
Class II convertible preferred stock	93,750	93,750	14.40
Class III convertible preferred stock	156,406	133,281	20.00

Chuo Mitsui Trust Holdings issued two classes of non-voting, non-cumulative and non-participating preferred stock. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of shares, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day, following each conversion date.

Terms of preferred stock are as follows:

	Preferred stock	
	Class II	Class III
Annual dividend	¥14.40	¥20.00
Convertible due	July 31, 2009	July 31, 2009
Convertible price	¥450	¥450

22. Other Interest Income

Other interest income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Interest on due from banks	**¥3,591**	¥1,876	**$35,848**
Interest on interest rate swaps	**—**	1,165	**—**
Interest on monetary claims bought	**1,603**	1,569	**16,008**
Other	**811**	434	**8,100**
Total	**¥6,007**	¥5,047	**$59,957**

23. Trust Fees

Chuo Mitsui and Chuo Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

24. Other Operating Income

Other operating income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Gains on foreign exchange	**¥ —**	¥ 890	**$ —**
Gains on sales and redemption of bonds	**15,199**	4,154	**151,704**
Other	**519**	1,446	**5,184**
Total	**¥15,718**	¥6,491	**$156,889**

25. Other Income

Other income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Gains on sales of stocks and other securities	¥18,675	¥24,728	$186,403
Gains on money held in trust	145	286	1,448
Lease-related income	14,470	29,673	144,432
Gains on return of securities from employee retirement benefit trusts	—	15,814	—
Other	17,902	17,585	178,682
Total	¥51,193	¥88,089	$510,967

26. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Interest on subordinated bonds	¥ 7,241	¥ 8,254	$ 72,274
Interest on subordinated convertible bonds	0	0	0
Interest on interest rate swaps	2,182	—	21,783
Interest on payables under repurchase agreements and payables under securities lending transactions	23,577	13,447	235,325
Other	7,651	4,984	76,372
Total	¥40,652	¥26,687	$405,756

27. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Losses on foreign exchange	¥1,077	¥ —	$10,753
Losses on sales and redemption of bonds	2,437	4,464	24,332
Losses on derivatives	4,316	—	43,086
Other	1,288	1,382	12,859
Total	¥9,120	¥5,846	$91,032

28. Other Expenses

Other expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net provision of allowance for possible loan losses	¥ —	¥20,343	$ —
Losses on sales of loans	1,597	1,888	15,941
Write-off of loans	9,706	7,228	96,884
Losses on sales of stocks and other securities	1,265	2,393	12,634
Losses on devaluation of stocks and other securities	12,912	6,335	128,879
Losses on money held in trust	—	0	—
Lease-related expenses	13,480	27,594	134,549
Provision for contingent losses	4,150	395	41,430
Losses on disposal of premises and equipment	849	540	8,474
Other	26,133	16,293	260,840
Total	¥70,096	¥83,014	$699,634

29. Income Taxes

Chuo Mitsui Trust Holdings and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.69% for the fiscal years ended March 31, 2008 and 2007.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Allowance for possible loan losses	¥ 37,814	¥ 20,708	$ 377,424
Tax loss carryforwards	122,629	171,929	1,223,966
Securities	35,391	30,801	353,243
Reserve for retirement benefits	2,088	3,656	20,846
Other	47,026	47,583	469,374
Valuation allowance	(68,204)	(54,468)	(680,751)
Total deferred tax assets	176,745	220,210	1,764,104
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	(12,210)	(139,661)	(121,875)
Other	(27,119)	(22,044)	(270,676)
Total deferred tax liabilities	(39,329)	(161,706)	(392,552)
Net deferred tax assets	¥137,415	¥ 58,504	$1,371,552

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2008 and 2007, was as follows:

	2008	2007
Normal effective statutory tax rate	**40.69%**	40.69%
Valuation allowance	**5.50**	(7.52)
Nontaxable dividends received	**(2.63)**	—
Other, net	**(0.50)**	0.74
Actual effective tax rate	**43.05%**	33.90%

30. Transaction Related Cash Flows

For the fiscal year ended March 31, 2008, Chuo Mitsui Leasing Co., Ltd. was excluded from Chuo Mitsui Trust Group as a result of the sale of all of the shares of its common stock. Assets and liabilities of the subsidiary at the time of disposal, cash received by selling the stock and proceeds from sales of consolidated subsidiaries were as follows:

	Millions of yen	Thousands of U.S. dollars
Fiscal years ended March 31	2008	2008
Premises and equipment	**¥ 65,206**	**$ 650,833**
Intangible fixed assets	**6,130**	**61,191**
Borrowed money	**(50,373)**	**(502,780)**
Other assets and liabilities, net	**(14,899)**	**(148,713)**
Net gain on sales of stock	**2,335**	**23,310**
Cash received by selling the stock	**8,400**	**83,840**
Cash and cash equivalents of consolidated subsidiaries	**(0)**	**(6)**
Proceeds from sales of consolidated subsidiaries	**¥ 8,399**	**$ 83,834**

31. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥35 million ($352 thousand) and ¥20 million for the fiscal years ended March 31, 2008 and 2007, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2008 and 2007, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2008 and 2007, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2008		
	Equipment	Other	Total
Acquisition cost	**¥109**	**¥—**	**¥109**
Accumulated depreciation	**70**	**—**	**70**
Net leased property	**¥ 38**	**¥—**	**¥ 38**

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥56	¥—	¥56
Accumulated depreciation	26	—	26
Net leased property	¥29	¥—	¥29

	Thousands of U.S. dollars		
	2008		
	Equipment	Other	Total
Acquisition cost	**$1,091**	**$—**	**$1,091**
Accumulated depreciation	**704**	**—**	**704**
Net leased property	**$ 386**	**$—**	**$ 386**

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Obligations under finance leases:			
Due within one year	**¥19**	¥10	**$199**
Due after one year	**19**	19	**197**
Total	**¥39**	¥29	**$397**

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Depreciation expense	**¥30**	¥18	**$306**
Interest expense	**2**	0	**29**
Total	**¥33**	¥18	**$335**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Due within one year	**¥ 8**	¥10	**$ 83**
Due after one year	**16**	14	**161**
Total	**¥24**	¥24	**$245**

Lessor

For the fiscal year ended March 31, 2008, Chuo Mitsui Leasing Co., Ltd. was excluded from Chuo Mitsui Trust Group as a result of the sale of all of the shares of its common stock. Therefore, the notes related to lease transactions for lessor include only income information.

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥13,602 million ($135,763 thousand) and ¥27,913 million for the fiscal years ended March 31, 2008 and 2007, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2007, was as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥128,335	¥13,002	¥141,338
Accumulated depreciation	59,999	6,452	66,452
Accumulated impairment losses	29	—	29
Net leased property	¥ 68,306	¥ 6,549	¥ 74,856

Receivables under finance leases as of March 31, 2007 were as follows:

	Millions of yen
	2007
Due within one year	¥23,292
Due after one year	48,538
Total	¥71,831

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Depreciation expense	**¥12,583**	¥25,798	**$125,596**
Interest income	**765**	1,501	**7,636**
Total	**¥13,348**	¥27,300	**$133,233**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 were as follows:

	Millions of yen
	2007
Due within one year	¥114
Due after one year	203
Total	¥317

32. Derivatives Information

Derivative Transactions

(a) Instruments

The primary derivative transactions undertaken by Chuo Mitsui Trust Group are listed below:

- Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions
- Currency derivatives: foreign exchange contracts, currency swaps, currency options
- Stock derivatives: stock index futures, stock index options
- Bond derivatives: bond futures, bond future options, over-the-counter bond options
- Other: credit derivatives

(b) Purposes and Policies for Derivative Transactions

Chuo Mitsui Trust Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. Chuo Mitsui Trust Group must be aware of the characteristics and volume of such risks and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

(c) Content of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility in the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Chuo Mitsui Trust Group measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR").**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost,

extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Chuo Mitsui Trust Group's credit equivalent, determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards, consists of latent credit exposure plus reconstruction costs.

(d) Risk Management System for Derivative Transactions
Chuo Mitsui Trust Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of Chuo Mitsui Trust Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for Chuo Mitsui Trust Group, Chuo Mitsui Trust Holdings monitors risk management for the entire Chuo Mitsui Trust Group, oversees the system for securing appropriate profits and for managing risk at the consolidated trust bank subsidiaries, and provides guidance for enhancing the system when and where necessary.

The consolidated trust bank subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of Chuo Mitsui Trust Group that Chuo Mitsui Trust Holdings has set forth in its Rules for Risk Management, and utilize these rules to undertake appropriate risk management.

With regard to market risk, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes group-wide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions
The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Buying	¥ 1,196	¥ —	¥ 21	¥ 21
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	5,818,400	4,490,219	104,493	104,493
Floating rate receipt, fixed rate payment	5,709,145	4,356,431	(101,200)	(101,200)
Floating rate receipt, floating rate payment	32,200	32,200	3,184	3,184
Interest rate swaptions:				
Selling	95,400	21,200	(498)	718
Buying	89,592	13,951	411	(27)
Others:				
Selling	51,934	42,693	(18)	205
Buying	50,867	41,680	15	(95)
Total			¥ 6,408	¥ 7,301

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 9,920	¥ —	¥ (11)	¥ (11)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	4,828,250	3,961,747	11,066	11,066
Floating rate receipt, fixed rate payment	4,774,173	3,782,728	(5,662)	(5,662)
Floating rate receipt, floating rate payment	32,200	32,200	3,290	3,290
Interest rate swaptions:				
Selling	234,200	42,750	(1,369)	2,150
Buying	194,858	28,065	1,456	77
Others:				
Selling	65,985	63,082	(68)	335
Buying	59,721	57,481	61	(132)
Total			¥ 8,763	¥11,115

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Buying	$ 11,946	$ —	$ 218	$ 218
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	58,074,060	44,817,046	1,042,951	1,042,951
Floating rate receipt, fixed rate payment	56,983,188	43,481,697	(1,010,088)	(1,010,088)
Floating rate receipt, floating rate payment	321,389	321,389	31,786	31,786
Interest rate swaptions:				
Selling	952,190	211,597	(4,977)	7,173
Buying	894,226	139,245	4,106	(271)
Others:				
Selling	518,360	426,124	(183)	2,054
Buying	507,713	416,009	155	(948)
Total			$ 63,966	$ 72,875

Note: Fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. Fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 5,009	¥5,009	¥ 25	¥ 25
Foreign exchange contracts:				
Selling	1,454,328	4,268	36,371	36,371
Buying	1,619,135	5,074	(36,186)	(36,186)
Currency options:				
Selling	15,133	—	(1,032)	(580)
Buying	37,280	—	1,384	849
Total			¥ 561	¥ 478

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 5,903	¥5,903	¥ 38	¥ 38
Foreign exchange contracts:				
Selling	1,548,332	—	(2,722)	(2,722)
Buying	1,748,664	—	1,376	1,376
Currency options:				
Selling	4,722	—	(43)	3
Buying	4,722	—	43	(11)
Total			¥(1,308)	¥(1,317)

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	$ 50,000	$50,000	$ 254	$ 254
Foreign exchange contracts:				
Selling	14,515,704	42,600	363,022	363,022
Buying	16,160,652	50,645	(361,182)	(361,182)
Currency options:				
Selling	151,050	—	(10,306)	(5,796)
Buying	372,096	—	13,821	8,476
Total			$ 5,608	$ 4,774

Note: Fair value is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

There was no contract or notional amount of stock transactions as of March 31, 2007.

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	¥ 2,507	¥—	¥ 9	¥ 9
Stock index options:				
Buying	29,000	—	14	(125)
Total			¥24	¥(115)

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	$ 25,027	$—	$ 95	$ 95
Stock index options:				
Buying	289,450	—	145	(1,251)
Total			$241	$(1,156)

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥1,143	¥—	¥1	¥1
Buying	1,139	—	2	2
Total			¥3	¥3

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥1,466	¥—	¥3	¥3

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	$11,410	$—	$10	$10
Buying	11,378	—	21	21
Total			$32	$32

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥10,000	¥10,000	¥(5,011)	¥(5,011)

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥1,000	¥—	¥2	¥2

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	$99,810	$99,810	$(50,014)	$(50,014)

Notes: 1. Fair value is calculated according to discounted present value and the prices offered by brokers.
2. "Selling" refers to acceptance transactions on credit risk.

33. *Segment Information*

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2008 and 2007, was as follows:

(1) Business Segment Information

	Millions of yen			
	2008			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 413,081	¥ 46,018	¥ —	¥ 459,100
Intersegment	17,664	189,830	(207,494)	—
Total ordinary income	430,745	235,849	(207,494)	459,100
Ordinary expenses	306,053	49,722	(22,063)	333,712
Ordinary profit	¥ 124,691	¥186,126	¥(185,431)	¥ 125,387
Assets, depreciation and capital expenditures:				
Total assets	¥14,352,216	¥971,452	¥(850,832)	¥14,472,837
Depreciation	14,483	13,430	—	27,914
Capital expenditures	19,002	842	—	19,844

	Millions of yen			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 386,534	¥ 60,567	¥ —	¥ 447,101
Intersegment	19,412	32,902	(52,315)	—
Total ordinary income	405,946	93,470	(52,315)	447,101
Ordinary expenses	242,712	64,277	(19,862)	287,127
Ordinary profit	¥ 163,233	¥ 29,192	¥ (32,452)	¥ 159,973
Assets, depreciation and capital expenditures:				
Total assets	¥13,935,632	¥878,161	¥(723,270)	¥14,090,523
Depreciation	15,026	27,017	—	42,043
Capital expenditures	18,703	28,010	—	46,714

	Thousands of U.S. dollars			
	2008			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 4,122,984	$ 459,309	$ —	$ 4,582,293
Intersegment	176,306	1,894,708	(2,071,014)	—
Total ordinary income	4,299,290	2,354,017	(2,071,014)	4,582,293
Ordinary expenses	3,054,734	496,282	(220,216)	3,330,800
Ordinary profit	$ 1,244,555	$1,857,735	$(1,850,797)	$ 1,251,493
Assets, depreciation and capital expenditures:				
Total assets	$143,249,989	$9,696,106	$(8,492,185)	$144,453,910
Depreciation	144,563	134,053	—	278,617
Capital expenditures	189,661	8,411	—	198,073

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Reserve for reimbursement of deposits that were derecognized as liabilities under certain conditions is provided for possible losses on future claims of withdrawal based on historical reimbursement experience. Formerly, deposits that were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. The effect of this change was to decrease ordinary profit for "Trust and banking business" for the fiscal year ended March 31, 2008 by ¥6,109 million ($60,974 thousand).
4. Chuo Mitsui Leasing Co., Ltd. is not included in capital expenditures for the fiscal year ended March 31, 2008 because Chuo Mitsui Leasing Co., Ltd. was excluded from Chuo Mitsui Trust Group as a result of the sale of all of the shares of its common stock.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2008 and 2007, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2008	2007	2008
Ordinary income from international operations (A)	¥ 54,639	¥ 32,570	$ 545,355
Consolidated ordinary income (B)	459,100	447,101	4,582,293
(A)/(B) (%)	11.90%	7.2%.	11.90%

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

34. Per Share Information

A reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2008 and 2007, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2008	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥67,821**	**961,239**	**¥70.55**	**$0.70**
Effect of dilutive securities				
Convertible bonds	**0**	**21**		
Preferred stock	**4,015**	**833,281**		
Diluted EPS				
Net income for computation	**¥71,837**	**1,794,543**	**¥40.03**	**$0.39**
Fiscal year ended March 31, 2007				
Basic EPS				
Net income available to common shareholders	¥108,315	878,223	¥123.33	
Effect of dilutive securities				
Convertible bonds	0	75		
Preferred stock	4,478	915,386		
Diluted EPS				
Net income for computation	¥112,793	1,793,684	¥62.88	

35. Subsequent Event

(1) The following appropriation of retained earnings of Chuo Mitsui Trust Holdings as of March 31, 2008, was approved at the general meeting of shareholders held on June 27, 2008:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end dividends:		
Common stock, ¥7.00 ($0.06) per share	¥ 6,910	$ 68,979
Class II convertible preferred stock, ¥14.40 ($0.14) per share	1,350	13,474
Class III convertible preferred stock, ¥20.00 ($0.19) per share	2,665	26,605
Total	¥10,926	$109,058

(2) On July 2, 2008, the board of directors of Chuo Mitsui Trust Holdings authorized the repurchase and cancellation of an aggregate of 54,000 thousand shares of Class III preferred stock. On July 3, 2008, Chuo Mitsui Trust Holdings repurchased from The Resolution and Collection Corporation 54,000 thousand shares of Class III preferred stock at a purchase price of ¥2,359 per share and an aggregate purchase price of ¥127,386 million ($1,271,444 thousand), and cancelled such repurchased shares on the same day.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Chuo Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets (banking account) of Chuo Mitsui Trust Holdings, Inc. (the "Company," formerly, Mitsui Trust Holdings, Inc.) and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 17, 2008
(July 3, 2008 as to Note 35)

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.)
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
ASSETS			
Current assets:			
Cash and due from banks	¥137,557	¥ 33,869	$1,372,962
Investments in subsidiaries (convertible bonds)	—	47	—
Deferred tax assets	278	33	2,776
Income tax refunds receivable	36,894	4,719	368,249
Other current assets	63	69	634
Total current assets	174,793	38,739	1,744,623
Non-current assets:			
Tangible fixed assets	2	0	28
Intangible fixed assets	4	2	42
Investments and other assets:	724,103	678,326	7,227,307
Investment securities	652	665	6,507
Investments in subsidiaries and associated companies (Stocks)	722,806	676,850	7,214,359
Deferred tax assets	331	408	3,307
Other investments	313	402	3,132
Total non-current assets	724,111	678,329	7,227,378
Total assets	¥898,904	¥717,069	$8,972,001
LIABILITIES AND EQUITY			
Liabilities:			
Current liabilities:			
Convertible bonds	¥ —	¥ 47	$ —
Accrued expenses	956	820	9,542
Accrued taxes	16	16	163
Reserve for bonus payment	77	48	769
Other current liabilities	95	69	951
Total current liabilities	1,144	1,003	11,427
Non-current liabilities:			
Bonds	148,100	137,000	1,478,191
Reserve for retirement benefits	822	632	8,208
Reserve for retirement benefits for directors and corporate auditors	259	200	2,586
Total non-current liabilities	149,181	137,833	1,488,986
Total liabilities	150,326	138,836	1,500,414
Equity:			
Common stock and preferred stock	261,608	261,608	2,611,126
Capital surplus	246,088	246,083	2,456,219
Retained earnings	241,142	70,735	2,406,855
Treasury stock—at cost			
280,082 shares in 2008 and 213,109 shares in 2007	(261)	(195)	(2,612)
Total equity	748,578	578,232	7,471,587
Total liabilities and equity	¥898,904	¥717,069	$8,972,001

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.)
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Operating income:			
Interest income on investments in subsidiaries (convertible bonds)	¥ 0	¥ 0	$ 0
Dividends received from subsidiaries	184,405	23,576	1,840,561
Fees and commissions received from subsidiaries	2,348	2,255	23,443
Total operating income	186,754	25,832	1,864,006
Operating expenses:			
Interest expenses on bonds	4,581	3,886	45,729
Interest expenses on convertible bonds	0	0	0
General and administrative expenses	2,379	2,263	23,751
Total operating expenses	6,961	6,150	69,481
Operating profit	179,793	19,682	1,794,524
Non-operating income:			
Interest income	86	29	860
Fees and commissions	1	2	19
Other non-operating income	36	26	360
Total non-operating income	124	59	1,240
Non-operating expenses:			
Commissions	603	555	6,021
Other non-operating expenses	67	210	672
Total non-operating expenses	670	766	6,694
Income before income taxes	179,246	18,975	1,789,070
Income taxes:			
Current	3	3	37
Deferred	(167)	(184)	(1,671)
Net income	¥179,410	¥19,156	$1,790,704

	Yen		U.S. dollars
	2008	2007	2008
Per share of common stock:			
Basic net income	¥182.46	¥16.71	$1.82
Diluted net income	99.97	10.68	0.99

Consolidated Balance Sheets

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
ASSETS			
Cash and cash equivalents	¥ 130,863	¥ 272,998	$ 1,306,156
Due from banks other than due from the Bank of Japan	60,326	194,459	602,118
Call loans and bills bought	204,862	111,121	2,044,735
Receivables under securities borrowing transactions	104,003	80,099	1,038,058
Monetary claims bought (Note 3)	111,422	104,146	1,112,111
Trading assets (Note 3)	42,886	52,803	428,051
Securities (Notes 3 and 10)	4,542,651	4,408,512	45,340,367
Money held in trust (Note 4)	2,463	2,710	24,587
Loans and bills discounted (Notes 5 and 10)	7,852,466	7,377,362	78,375,746
Foreign exchanges (Note 6)	811	940	8,100
Other assets (Notes 7 and 10)	351,346	309,973	3,506,800
Premises and equipment (Note 8)	131,871	203,055	1,316,212
Intangible fixed assets (Note 9)	39,104	41,178	390,298
Deferred tax assets (Note 28)	143,476	80,458	1,432,047
Customers' liabilities for acceptances and guarantees (Note 11)	584,076	711,121	5,829,689
Allowance for possible loan losses	(69,490)	(74,974)	(693,588)
Total assets	¥14,233,141	¥13,875,967	$142,061,494
LIABILITIES AND EQUITY			
Liabilities:			
Deposits (Notes 10 and 12)	¥ 8,970,236	¥ 8,564,017	$ 89,532,253
Call money and bills sold (Note 10)	200,081	452,378	1,997,024
Payables under repurchase agreements (Note 10)	24,197	114,467	241,511
Payables under securities lending transactions (Note 10)	1,797,121	1,062,543	17,937,129
Trading liabilities	8,185	4,398	81,698
Borrowed money (Notes 10 and 13)	474,369	393,235	4,734,701
Foreign exchanges (Note 6)	10	48	105
Subordinated bonds (Note 14)	176,261	195,119	1,759,272
Subordinated convertible bonds (Note 14)	—	95	—
Payables to trust account	1,051,839	1,221,732	10,498,447
Other liabilities (Note 15)	177,973	122,261	1,776,356
Reserve for bonus payment	2,786	2,889	27,815
Reserve for retirement benefits for directors and corporate auditors	886	701	8,847
Reserve for employee retirement benefits (Note 16)	1,429	1,475	14,264
Reserve for contingent losses (Note 17)	12,859	9,934	128,355
Deferred tax liabilities (Note 28)	7,580	24,346	75,657
Acceptances and guarantees (Note 11)	584,076	711,121	5,829,689
Total liabilities	13,489,895	12,880,766	134,643,130
Commitments and contingent liabilities (Note 18)			
Equity (Note 19):			
Common stock and preferred stock (Note 20)	379,197	358,173	3,784,783
Capital surplus	128,511	107,488	1,282,682
Retained earnings	190,253	290,612	1,898,931
Net unrealized gains on available-for-sale securities	57,288	259,294	571,797
Deferred gains (losses) on derivatives under hedge accounting	413	(7,439)	4,132
Land revaluation difference	(15,532)	(15,532)	(155,031)
Foreign currency translation adjustments	(66)	53	(662)
Total	740,066	992,649	7,386,633
Minority interests	3,179	2,552	31,730
Total equity	743,245	995,201	7,418,363
Total liabilities and equity	¥14,233,141	¥13,875,967	$142,061,494

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Income:			
Interest income:			
Interest on loans and bills discounted	**¥116,342**	¥ 84,450	**$1,161,215**
Interest and dividends on securities	**82,495**	70,586	**823,385**
Interest on call loans and bills bought	**1,755**	991	**17,520**
Other interest income (Note 21)	**6,007**	5,047	**59,960**
Trust fees (Note 22)	**24,934**	30,929	**248,870**
Fees and commissions	**115,523**	130,574	**1,153,041**
Trading gains	**2,063**	3,291	**20,592**
Other operating income (Note 23)	**15,718**	6,491	**156,889**
Other income (Note 24)	**54,863**	88,228	**547,592**
Total income	**419,702**	420,590	**4,189,069**
Expenses:			
Interest expenses:			
Interest on deposits	**43,572**	26,829	**434,899**
Interest on call money and bills sold	**8,856**	4,334	**88,399**
Interest on borrowings	**5,833**	4,520	**58,227**
Other interest expenses (Note 25)	**40,652**	26,601	**405,757**
Fees and commissions	**4,745**	5,085	**47,364**
Trading losses	**23**	120	**234**
Other operating expenses (Note 26)	**9,120**	5,846	**91,032**
General and administrative expenses	**122,773**	110,867	**1,225,407**
Other expenses (Note 27)	**70,259**	82,816	**701,261**
Total expenses	**305,838**	267,022	**3,052,585**
Income before income taxes and minority interests	**113,864**	153,568	**1,136,483**
Income taxes (Note 28):			
Current	**5,472**	8,902	**54,623**
Deferred	**42,321**	41,280	**422,411**
Total income taxes	**47,794**	50,183	**477,034**
Minority interests in net income	**1,412**	896	**14,096**
Net income	**¥ 64,657**	¥102,489	**$ 645,352**

	Yen		U.S. dollars (Note 1)
	2008	2007	2008
Per share of common stock (Note 33):			
Basic net income	**¥46.22**	¥75.33	**$0.46**
Diluted net income	**28.96**	46.23	**0.28**
Cash dividends per share applicable to the year (Note 20):			
Common stock	**98.44**	7.88	**0.98**
Class I convertible preferred stock (Second series)	—	14.40	—
Class I convertible preferred stock (Third series)	—	20.00	—

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Changes in Equity

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Thousands		Millions of yen									
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred gains (losses) on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Total	Minority interests	Total equity
Balance, March 31, 2006	1,245,570	270,156	¥356,437	¥105,751	¥203,124	¥213,559	¥ —	¥(15,527)	¥(539)	¥862,805	¥ —	¥862,805
Reclassified balance as of March 31, 2006 (Note 2q)											1,655	1,655
Net income					102,489					102,489		102,489
Cash dividends					(15,006)					(15,006)		(15,006)
Issuance of capital stock	10,000		1,700	1,700						3,400		3,400
Conversion of preferred stock into common stock	80,930	(20,000)										
Conversion of convertible bonds	65		36	36						72		72
Reversal of land revaluation difference					5			(5)		—		—
Net change in the year						45,735	(7,439)		592	38,887	896	39,784
Balance, March 31, 2007	1,336,567	250,156	358,173	107,488	290,612	259,294	(7,439)	(15,532)	53	992,649	2,552	995,201
Net income					64,657					64,657		64,657
Cash dividends					(165,016)					(165,016)		(165,016)
Issuance of capital stock	105,000		21,000	21,000						42,000		42,000
Conversion of preferred stock into common stock	82,222	(23,125)										
Conversion of convertible bonds	43		23	23						47		47
Net change in the year						(202,005)	7,853		(119)	(194,271)	627	(193,644)
Balance, March 31, 2008	**1,523,833**	**227,031**	**¥379,197**	**¥128,511**	**¥190,253**	**¥ 57,288**	**¥ 413**	**¥(15,532)**	**¥ (66)**	**¥740,066**	**¥3,179**	**¥743,245**

	Thousands of U.S. dollars (Note 1)									
	Common stock and preferred stock	Capital surplus	Retained earnings	Net unrealized gains on available-for-sale securities	Deferred gains (losses) on derivatives under hedge accounting	Land revaluation differences	Foreign currency translation adjustments	Total	Minority interests	Total equity
Balance, March 31, 2007	$3,574,942	$1,072,841	$2,900,614	$2,588,026	$(74,257)	$(155,031)	$ 531	$9,907,667	$25,471	$9,933,139
Net income			645,352					645,352		645,352
Cash dividends			(1,647,034)					(1,647,034)		(1,647,034)
Issuance of capital stock	209,601	209,601						419,203		419,203
Conversion of convertible bonds	239	239						478		478
Net change in the year				(2,016,228)	78,389		(1,194)	(1,939,033)	6,258	(1,932,775)
Balance, March 31, 2008	**$3,784,783**	**$1,282,682**	**$1,898,931**	**$ 571,797**	**$ 4,132**	**$(155,031)**	**$ (662)**	**$7,386,633**	**$31,730**	**$7,418,363**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Operating activities:			
Income before income taxes and minority interests	¥ 113,864	¥ 153,568	$ 1,136,483
Adjustments for:			
Income taxes paid	(8,598)	(4,674)	(85,822)
Depreciation and amortization	26,166	40,168	261,164
Amortization of consolidation goodwill	322	145	3,218
Equity in earnings of associated companies	(109)	(50)	(1,094)
(Decrease) increase in allowance for possible loan losses	(5,245)	14,944	(52,352)
(Decrease) increase in reserve for bonus payment	(26)	40	(260)
Increase in reserve for retirement benefits for directors and corporate auditors	234	701	2,343
Increase in reserve for employee retirement benefits	55	138	549
Increase in reserve for contingent losses	2,925	395	29,198
Net gain on securities	(12,043)	(14,316)	(120,209)
Net gain on money held in trust	—	(1,413)	—
Foreign exchange loss—net	86,966	2,875	868,015
Net (gain) loss on disposals of premises and equipment	(1,639)	520	(16,359)
Change in assets and liabilities:			
Decrease (increase) in trading assets	9,917	(7,920)	98,984
Increase (decrease) in trading liabilities	3,787	(2,547)	37,801
Increase in loans and bills discounted	(453,851)	(75,274)	(4,529,913)
Increase (decrease) in deposits	404,725	(278,793)	4,039,575
Increase in borrowed money (excluding subordinated borrowings)	131,507	232,289	1,312,582
Decrease (increase) in due from banks (excluding cash equivalents)	134,133	(115,152)	1,338,786
(Increase) decrease in call loans and bills bought	(101,027)	52,578	(1,008,363)
Increase in receivables under securities borrowing transactions	(23,904)	(5,856)	(238,587)
(Decrease) increase in call money and bills sold	(342,566)	233,948	(3,419,164)
Increase in payables under securities lending transactions	734,577	222,131	7,331,841
Decrease in foreign exchanges (assets)	128	36,658	1,282
(Decrease) increase in foreign exchanges (liabilities)	(38)	0	(381)
(Decrease) increase in payables to trust account	(169,892)	60,758	(1,695,707)
Other—net	22,131	(24,913)	220,893
Net cash provided by operating activities	552,498	520,953	5,514,502
Investing activities:			
Purchases of securities	(4,944,762)	(2,830,590)	(49,353,856)
Proceeds from sales of securities	3,749,135	757,344	37,420,253
Proceeds from redemption of securities	639,086	1,577,327	6,378,744
Decrease in money held in trust	—	5,349	—
Purchases of premises and equipment	(14,318)	(30,142)	(142,910)
Proceeds from sales of premises and equipment	3,901	3,184	38,940
Purchase of intangible fixed assets	(12,901)	(12,543)	(128,766)
Proceeds from sales of intangible fixed assets	26	1,020	263
Proceeds from sales of stocks of consolidated subsidiaries (Note 29)	12,107	—	120,845
Net cash used in investing activities	(567,725)	(529,047)	(5,666,484)
Financing activities:			
Proceeds from subordinated borrowings	—	2,500	—
Payment of subordinated borrowings	—	(7,000)	—
Redemption of subordinated bonds and subordinated convertible bonds	(3,660)	(17,000)	(36,532)
Issuance of common stock	42,000	3,400	419,203
Dividends paid	(165,016)	(15,006)	(1,647,034)
Dividends paid for minority interests	(113)	(226)	(1,129)
Net cash used in financing activities	(126,789)	(33,332)	(1,265,492)
Foreign currency translation adjustments on cash and cash equivalents	(118)	582	(1,180)
Net decrease in cash and cash equivalents	(142,135)	(40,844)	(1,418,655)
Cash and cash equivalents, beginning of year	272,998	313,843	2,724,812
Cash and cash equivalents, end of year	¥ 130,863	¥ 272,998	$ 1,306,156

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	2008
Non-cash investing and financing activities:			
Capital stock increased by conversion of convertible bonds	¥ 23	¥ 36	$ 239
Capital surplus increased by conversion of convertible bonds	23	36	239
Convertible bonds decreased by conversion into common stock	¥ 47	¥ 72	$ 478

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Notes to Consolidated Financial Statements

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2008 and 2007

1. *Basis of Presentation*

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and its consolidated subsidiaries under the umbrella of Chuo Mitsui Trust Holdings, Inc. ("Chuo Mitsui Trust Holdings") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Financial Instruments and Exchange Law of Japan (formerly the Securities and Exchange Law of Japan) and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Chuo Mitsui's consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the consolidated financial statements for the fiscal years ended March 31, 2007 to conform to classifications and presentations used in the consolidated financial statements for the fiscal year ended March 31, 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Chuo Mitsui is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100.19 to U.S.$1, the approximate rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. *Summary of Significant Accounting Policies*

a. Consolidation

The consolidated financial statements include the amounts of Chuo Mitsui and its significant subsidiaries. The number of consolidated subsidiaries as of March 31, 2008 was 17 (20 in 2007).

Under the control or influence concept, those companies in which Chuo Mitsui, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which Chuo Mitsui has the ability to exercise significant influence are accounted for by the equity method, unless in either case the companies are immaterial.

Investments in two associated companies were accounted for by the equity method in the fiscal years ended March 31, 2008 and 2007.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investments in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

Chuo Mitsui maintains its accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:

i) Trading securities, which are held for the purpose of earning capital gains in the near term, are reported at fair value, and the related unrealized gains and losses are included in earnings;

ii) Held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and

iii) Available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:

i) Except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, Chuo Mitsui and certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by Chuo Mitsui is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Impairment of Fixed Assets

Chuo Mitsui and its consolidated subsidiaries review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

j. Land Revaluation

Under the Law of Land Revaluation, The Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2007, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥2,053 million.

k. Stock and Bond Issue Costs

Stock issue costs are amortized by the straight-line method over the effective period within three years.

Bond issue costs are amortized by the straight-line method over three years.

l. Allowance for Possible Loan Losses

Allowance for possible loan losses of Chuo Mitsui and major

consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowances for loan losses.

1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and against borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For claims against borrowers that have not yet become legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of the borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible losses on loans to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are in legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees.

The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥85,098 million ($849,374 thousand) and ¥96,331 million as of March 31, 2008 and 2007, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

m. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimates of the future payments attributed to the current fiscal year.

n. Reserve for Retirement Benefits for Directors and Corporate Auditors

Reserve for retirement benefits for directors and corporate auditors is provided at the amount which would be required if all directors, corporate auditors and executive officers retired at the balance sheet date. The retirement benefits for directors and corporate auditors are paid subject to the approval of the shareholders.

o. Reserve for Retirement Benefits and Pension Plans

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Chuo Mitsui accounts for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

p. Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions is calculated by estimation of the impact of these contingent events.

(1) Reserve for Reimbursement of Deposits

Reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursement experience. Formerly, deposits which were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (the Japanese Institute of Certified Public Accountants ("JICPA") Audit and Assurance Practice Committee Report No. 42) of April 13, 2007.

As a result, income before income taxes and minority interests decreased by ¥6,109 million ($60,974 thousand) as compared with the former method.

(2) Reserve for Possible Losses Related to Land Trusts
Reserve for possible losses related to land trusts is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a liability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

q. Presentation of Equity
On December 9, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities or assets, as the case may be, are now presented as compon1ents of equity. Such items include stock acquisition rights, minority interests, and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The balances of such items as of March 31, 2006 were reclassified as separate components of equity as of April 1, 2006 in the consolidated statement of changes in equity.

r. Income Taxes
The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

s. Leases
All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

t. Per Share Information
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

u. New Accounting Pronouncements
(1) Lease Accounting
On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the former accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008, with early adoption permitted for fiscal years beginning on or after April 1, 2007.
Lessee. Under the former accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.
(2) Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements
Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries that have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ PITF No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements." The new standard prescribes that: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements: and 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP, unless they are not material:
(i) Amortization of goodwill
(ii) Actuarial gains and losses of defined benefit plans recognized outside profit or loss

(iii) Capitalization of intangible assets arising from development phases
(iv) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
(v) Retrospective application when accounting policies are changed
(vi) Accounting for net income attributable to minority interests

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. *Securities*

Securities as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Japanese government bonds	**¥2,038,178**	¥1,937,019	**$20,343,129**
Japanese municipal bonds	**1,295**	3,085	**12,930**
Japanese corporate bonds	**343,880**	354,951	**3,432,285**
Japanese stocks	**774,481**	1,062,236	**7,730,124**
Other securities	**1,384,815**	1,051,218	**13,821,897**
Total	**¥4,542,651**	¥4,408,512	**$45,340,367**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2008 and 2007, were as follows:

	Millions of yen			
March 31, 2008	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 30,005**
Available-for-sale:				
Japanese equity securities	**¥ 517,214**	**¥211,226**	**¥43,170**	**685,269**
Japanese debt securities	**1,510,376**	**864**	**36,665**	**1,474,576**
Other	**1,217,354**	**8,844**	**73,486**	**1,152,712**
Held-to-maturity	**781,174**	**7,236**	**3,006**	**785,403**

	Millions of yen			
March 31, 2007	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 40,864
Available-for-sale:				
Japanese equity securities	¥ 517,673	¥453,345	¥ 3,151	967,866
Japanese debt securities	1,438,317	81	54,728	1,383,671
Other	914,444	12,517	14,270	912,691
Held-to-maturity	696,031	792	1,883	694,940

	Thousands of U.S. dollars			
March 31, 2008	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 299,486**
Available-for-sale:				
Japanese equity securities	**$ 5,162,331**	**$ 2,108,261**	**$430,888**	**6,839,703**
Japanese debt securities	**15,075,122**	**8,633**	**365,957**	**14,717,798**
Other	**12,150,459**	**88,279**	**733,470**	**11,505,267**
Held-to-maturity	**7,796,930**	**72,223**	**30,012**	**7,839,141**

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal year for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal year for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities and held-to-maturity securities whose fair value was not readily determinable as of March 31, 2008 and 2007, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Available-for-sale:			
Unlisted Japanese stocks	**¥ 88,678**	¥ 93,878	**$ 885,106**
Unlisted corporate bonds	**283,821**	299,259	**2,832,827**
Unlisted foreign securities	**9,104**	5,288	**90,874**
Subscription certificates	**152,994**	35,511	**1,527,041**
Held-to-maturity:			
Unlisted foreign securities	**3,000**	—	**29,943**
Total	**¥537,598**	¥433,938	**$5,365,793**

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2008 and 2007, were ¥3,939,028 million ($39,315,586 thousand) and ¥782,475 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥31,525 million ($314,657 thousand) and ¥1,384 million ($13,822 thousand), respectively, for the fiscal year ended March 31, 2008, and ¥29,046 million and ¥1,302 million, respectively, for the fiscal year ended March 31, 2007.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Due within one year	¥ 100,788	¥ 70,640	$ 1,005,974
Due after one year through five years	2,224,056	1,520,466	22,198,385
Due after five years through ten years	354,468	764,978	3,537,966
Due after ten years	976,763	669,847	9,749,111
Total	¥3,656,077	¥3,025,932	$36,491,438

Securities in unconsolidated subsidiaries and associated companies totaled ¥532 million ($5,313 thousand) and ¥102,705 million as of March 31, 2008 and 2007, respectively.

Guarantee obligations for privately offered corporate bonds (provided in accordance with the Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) in "Securities" were ¥164,471 million ($1,641,591 thousand) and ¥200,702 million as of March 31, 2008 and 2007, respectively.

4. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2008 and 2007, were as follows:

	Millions of yen		
March 31, 2008	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	¥1,681	¥782	¥2,463

	Millions of yen		
March 31, 2007	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	¥1,673	¥1,037	¥2,710

	Thousands of U.S. dollars		
March 31, 2008	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Available-for-sale	$16,779	$7,808	$24,587

5. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Bills discounted	¥ 7,477	¥ 9,551	$ 74,635
Loans on notes	897,987	778,536	8,962,843
Loans on deeds	6,147,259	5,869,674	61,356,019
Overdrafts	799,741	719,600	7,982,247
Total	¥7,852,466	¥7,377,362	$78,375,746

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥10,982 million ($109,619 thousand) and ¥7,683 million as of March 31, 2008 and 2007, respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility of either principal or interest.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥46,943 million ($468,544 thousand) and ¥41,877 million as of March 31, 2008 and 2007, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥13 million ($136 thousand) and ¥164 million as of March 31, 2008 and 2007, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥69,804 million ($696,719 thousand) and ¥70,601 million as of March 31, 2008 and 2007, respectively. Such restructured loans are loans on which Chuo Mitsui and major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist

them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥127,744 million ($1,275,018 thousand) and ¥120,326 million as of March 31, 2008 and 2007, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

6. *Foreign Exchanges*

Foreign exchanges as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Assets:			
Due from foreign banks	**¥ 811**	¥ 940	**$ 8,100**
Total	**¥ 811**	¥ 940	**$ 8,100**
Liabilities:			
Due to foreign banks	**¥ 9**	¥ 28	**$ 91**
Other	**1**	20	**13**
Total	**¥ 10**	¥ 48	**$ 105**

7. *Other Assets*

Other assets as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Prepaid expenses	**¥ 832**	¥ 1,279	**$ 8,308**
Accrued income	**35,406**	37,735	**353,393**
Prepaid pension expenses	**104,855**	96,390	**1,046,565**
Receivables for securities transactions	**13,017**	373	**129,926**
Financial derivatives	**44,455**	13,771	**443,711**
Financial stabilization fund contribution	**82,061**	82,061	**819,053**
Other	**70,718**	78,362	**705,841**
Total	**¥351,346**	¥309,973	**$3,506,800**

8. *Premises and Equipment*

Premises and equipment as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Land	**¥ 82,008**	¥ 83,116	**$ 818,528**
Buildings	**41,246**	43,010	**411,681**
Equipment	**8,592**	8,642	**85,766**
Other	**23**	68,286	**236**
Total	**¥131,871**	¥203,055	**$1,316,212**

Accumulated depreciation amounted to ¥86,356 million ($861,922 thousand) and ¥218,570 million as of March 31, 2008 and 2007, respectively.

9. *Intangible Fixed Assets*

Intangible fixed assets as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Software	**¥21,682**	¥22,041	**$216,411**
Goodwill	**8,496**	8,819	**84,807**
Other	**8,924**	10,317	**89,079**
Total	**¥39,104**	¥41,178	**$390,298**

10. *Collateral*

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Securities	**¥2,504,675**	¥1,763,501	**$24,999,258**
Loans	**54,535**	68,879	**544,316**
Other assets	**70**	149	**706**
Total	**¥2,559,281**	¥1,832,529	**$25,544,281**
Deposits	**¥ 4,312**	¥ 1,180	**$ 43,046**
Call money and bills sold	**40,000**	44,000	**399,241**
Payables under repurchase agreements	**24,197**	114,467	**241,511**
Payables under securities lending transactions	**1,797,121**	1,062,543	**17,937,129**
Borrowed money	**340,000**	236,569	**3,393,552**
Total	**¥2,205,630**	¥1,458,760	**$22,014,481**

In addition, securities pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2008 and 2007 were ¥325,918 million

($3,253,007 thousand) and ¥232,168 million, respectively.

Also, securities deposits (included in other assets) as of March 31, 2008 and 2007 were ¥8,663 million ($86,468 thousand) and ¥8,784 million, respectively.

11. *Customers' Liabilities for Acceptances and Guarantees*

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Chuo Mitsui's right of indemnity from the applicant.

12. *Deposits*

Deposits as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Current deposits	**¥ 88,698**	¥ 94,087	**$ 885,305**
Ordinary deposits	**1,317,291**	1,250,522	**13,147,937**
Deposits at notice	**7,989**	10,668	**79,739**
Time deposits	**6,825,996**	6,696,554	**68,130,516**
Negotiable certificates of deposit	**663,340**	416,050	**6,620,820**
Other	**66,920**	96,135	**667,934**
Total	**¥8,970,236**	¥8,564,017	**$89,532,253**

13. *Borrowed Money*

Borrowed money as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Borrowed money	**¥341,869**	¥260,735	**$3,412,213**
Subordinated borrowings	**107,500**	107,500	**1,072,961**
Perpetual subordinated borrowings	**25,000**	25,000	**249,525**
Total	**¥474,369**	¥393,235	**$4,734,701**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2008 and 2007, were 1.29% and 1.43%, respectively.

Annual maturities of borrowed money as of March 31, 2008, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2009	¥375,078	$3,743,672
2010	202	2,016
2011	172	1,721
2012	1,116	11,138
2013	111	1,107
Total	¥376,680	$3,759,656

14. *Subordinated Bonds and Subordinated Convertible Bonds*

Subordinated bonds and subordinated convertible bonds as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.32% (2.54% in 2007)	**¥ 16,100**	¥ 16,100	**$ 160,694**
0.5% Japanese yen subordinated convertible bonds due 2007, issued to Chuo Mitsui Trust Holdings	**—**	47	**—**
2.03% unsecured subordinated bonds due 2015	**40,000**	40,000	**399,241**
1.27% unsecured subordinated callable bonds due 2015	**30,000**	30,000	**299,431**
5.506% USD unsecured perpetual subordinated notes	**85,161**	100,359	**850,000**
2.06% unsecured perpetual subordinated bonds	**5,000**	5,000	**49,905**
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% Japanese yen subordinated convertible bonds due 2007	**—**	47	**—**
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, due 2007 (5.34% to 5.36% in 2007)	**—**	3,660	**—**
Total	**¥176,261**	¥195,214	**$1,759,272**

15. *Other Liabilities*

Other liabilities as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Accrued expenses	**¥ 44,720**	¥ 38,650	**$ 446,360**
Unearned income	**1,749**	2,508	**17,464**
Financial derivatives	**45,915**	25,801	**458,286**
Income taxes payable	**4,226**	7,914	**42,189**
Other	**81,359**	47,387	**812,054**
Total	**¥177,973**	¥122,261	**$1,776,356**

16. *Retirement and Pension Plans*

Employees who terminate their services with Chuo Mitsui or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

Chuo Mitsui contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Projected benefit obligation	**¥(152,514)**	¥(148,693)	**$(1,522,251)**
Fair value of plan assets	**191,759**	239,810	**1,913,957**
Unrecognized actuarial loss	**64,181**	3,798	**640,594**
Net amount accrued on the consolidated balance sheets	**103,426**	94,915	**1,032,300**
Prepaid pension expenses (included in other assets)	**104,855**	96,390	**1,046,565**
Reserve for retirement benefits	**¥ (1,429)**	¥ (1,475)	**$ (14,264)**

The components of net periodic benefit costs (income) for the fiscal years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Service cost	**¥ 2,946**	¥ 3,045	**$ 29,412**
Interest cost	**2,809**	2,798	**28,040**
Expected return on plan assets	**(12,221)**	(20,978)	**(121,986)**
Amortization of prior service cost	**—**	(786)	**—**
Recognized acturial loss	**3,124**	605	**31,190**
Other	**347**	980	**3,472**
Net periodic benefit costs (income)	**¥ (2,992)**	¥(14,335)	**$ (29,870)**

Assumptions used for the fiscal years ended March 31, 2008 and 2007, were as follows:

	2008	2007
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**5.1%**	8.0%
Method of attributing the projected benefits to periods of services	**Mainly point basis**	Mainly point basis
Amortization period of prior service cost	**—**	5 years
Recognition period of actuarial loss	**9 years**	9 years

17. *Reserve for Contingent Losses*

Reserve for contingent losses as of March 31, 2008 and 2007 consisted of the following

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Reserve for reimbursement of deposits	**¥ 6,109**	¥ —	**$ 60,974**
Reserve for possible losses related to land trust	**6,750**	9,934	**67,381**
Total	**¥12,859**	¥9,934	**$128,355**

18. *Commitments and Contingent Liabilities*

a. Chuo Mitsui and certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2008 and 2007, was ¥2,376,336 million ($23,718,301 thousand) and ¥2,252,130 million, respectively, of which commitment lines whose maturities are less than one year were ¥2,193,004 million ($21,888,459 thousand) and ¥2,107,241 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact future cash flows of Chuo Mitsui and certain consolidated subsidiaries. Furthermore, many commitment lines contain provisions that allow Chuo Mitsui and certain consolidated subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

Chuo Mitsui and certain consolidated subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, Chuo Mitsui and certain consolidated subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,061,263 million ($10,592,510 thousand) and ¥1,184,681 million for certain money trusts as of March 31, 2008 and 2007, respectively, and ¥862,381 million ($8,607,463 thousand) and ¥1,065,084 million for loan trusts as of March 31, 2008 and 2007, respectively.

19. Equity

Since May 1, 2006, Japanese companies have been subject to the Company Law of Japan (the "Company Law"), which reformed and replaced the Commercial Code of Japan. The significant provisions in the Company Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) where the term of service of the directors under the company's article of incorporation is prescribed as one year rather than two years for a normal term, the Board of Directors may declare dividends (except for dividends in kind) at any time during fiscal year if the company has so prescribed in its articles of incorporation. However, Chuo Mitsui cannot do so because it does not meet all the above criteria.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Banking Law of Japan requires that an amount equal to 20% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

20. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2008, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	3,911,104	1,523,833	¥98.44
Class I convertible preferred stock:			
Second series		93,750	—
Third series		133,281	—
Total	362,941	227,031	

Chuo Mitsui issued non-voting, non-cumulative and non-participating preferred stock to Chuo Mitsui Trust Holdings. This preferred stock is convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stock is convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day, following each conversion date.

Issue terms of each preferred stock are as follows:

	Class I preferred stock	
	Second series	Third series
Annual dividend	¥14.40	¥20.00
Convertible due	July 31, 2009	July 31, 2009
Convertible price	¥552.00	¥552.00

21. Other Interest Income

Other interest income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Interest on due from banks	¥3,591	¥1,876	$35,851
Interest on interest rate swaps	—	1,165	—
Interest on monetary claims bought	1,603	1,569	16,008
Other	811	434	8,100
Total	¥6,007	¥5,047	$59,960

22. Trust Fees

Chuo Mitsui receives fees for controlling and managing trust properties held under trust agreements between it and its clients.

23. Other Operating Income

Other operating income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Gain on foreign exchange	¥ —	¥ 890	$ —
Gains on sales and redemption of bonds	15,199	4,154	151,704
Other	519	1,446	5,184
Total	¥15,718	¥6,491	$156,889

24. Other Income

Other income for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Gains on sales of stocks and other securities	¥21,794	¥24,728	$217,533
Gains on money held in trust	145	286	1,448
Lease-related income	14,470	29,673	144,432
Gains on return of securities from employee retirement benefit trust	—	15,814	—
Other	18,452	17,724	184,177
Total	¥54,863	¥88,228	$547,592

25. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Interest on subordinated bonds	¥ 7,241	¥ 8,168	$ 72,274
Interest on subordinated convertible bonds	0	0	2
Interest on interest rate swaps	2,182	—	21,783
Interest on payables under repurchase agreements and payables under securities lending transactions	23,577	13,447	235,325
Other	7,651	4,984	76,372
Total	¥40,652	¥26,601	$405,757

26. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Losses on foreign exchange	¥1,077	¥ —	$10,753
Losses on sales and redemption of bonds	2,437	4,464	24,332
Losses on derivatives	4,316	—	43,086
Other	1,288	1,382	12,859
Total	¥9,120	¥5,846	$91,032

27. Other Expenses

Other expenses for the fiscal years ended March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Net provision of allowance for possible loan losses	¥ —	¥20,355	$ —
Losses on sales of loans	1,597	1,888	15,941
Write-off of loans	9,706	7,228	96,884
Losses on sales of stocks and other securities	1,265	2,393	12,634
Losses on devaluation of stocks and other securities	12,899	6,333	128,748
Losses on money held in trust	—	0	—
Lease-related expenses	13,480	27,594	134,549
Provision for contingent losses	4,150	395	41,430
Losses on disposal of premises and equipment	843	523	8,414
Other	26,315	16,104	262,658
Total	¥70,259	¥82,816	$701,261

28. Income Taxes

Chuo Mitsui and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.63% for the fiscal years ended March 31, 2008 and 2007.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Deferred tax assets:			
Allowance for possible loan losses	¥ 37,799	¥ 20,708	$ 377,281
Tax loss carryforwards	122,263	171,766	1,220,315
Securities	35,709	30,779	356,420
Reserve for retirement benefits	590	1,475	5,891
Other	45,047	45,674	449,619
Valuation allowance	(68,053)	(54,365)	(679,240)
Total deferred tax assets	173,357	216,039	1,730,286
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	(12,210)	(139,661)	(121,875)
Other	(25,250)	(20,265)	(252,021)
Total deferred tax liabilities	(37,460)	(159,927)	(373,896)
Net deferred tax assets	¥135,896	¥ 56,112	$1,356,389

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2007 was as follows:

	2007
Normal effective statutory tax rate	40.63%
Valuation allowance	(8.86)
Other, net	0.90
Actual effective tax rate	32.67%

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2008 was not required to be disclosed under Japanese accounting standards due to immaterial differences (less than 5% of the normal effective statutory tax rate).

29. Transaction Related Cash Flows

For the fiscal year ended March 31, 2008, Chuo Mitsui Leasing Co., Ltd. and two other subsidiaries were excluded from Chuo Mitsui's consolidated subsidiaries as a result of the sale of all of the shares of its common stock. Assets and liabilities of the subsidiaries at the time of disposal, cash received by selling the stock and proceeds from sales of consolidated subsidiaries were as follows:

	Millions of yen	Thousands of U.S. dollars
	2008	2008
Premises and equipment	¥ 65,321	$ 651,972
Intangible fixed assets	6,204	61,929
Borrowed money	(50,373)	(502,780)
Other assets and liabilities, net	(13,749)	(137,236)
Net gain on sales of stock	4,705	46,967
Cash received by selling the stock	12,108	120,853
Cash and cash equivalents of consolidated subsidiaries	(0)	(7)
Proceeds from sales of consolidated subsidiaries	¥ 12,107	$ 120,845

30. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥35 million ($352 thousand) and ¥20 million for the fiscal years ended March 31, 2008 and 2007, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2008 and 2007, and the related depreciation expense and interest expense under finance leases

for the fiscal years ended March 31, 2008 and 2007, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2008		
	Equipment	Other	Total
Acquisition cost	**¥109**	**¥—**	**¥109**
Accumulated depreciation	**70**	**—**	**70**
Net leased property	**¥ 38**	**¥—**	**¥ 38**

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥56	¥—	¥56
Accumulated depreciation	26	—	26
Net leased property	¥29	¥—	¥29

	Thousands of U.S. dollars		
	2008		
	Equipment	Other	Total
Acquisition cost	**$1,091**	**$—**	**$1,091**
Accumulated depreciation	**704**	**—**	**704**
Net leased property	**$ 386**	**$—**	**$ 386**

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Obligations under finance leases:			
Due within one year	**¥19**	¥10	**$199**
Due after one year	**19**	19	**197**
Total	**¥39**	¥29	**$397**

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Depreciation expense	**¥30**	¥18	**$306**
Interest expense	**2**	0	**29**
Total	**¥33**	¥18	**$335**

Depreciation expense and interest expense, which were not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Due within one year	**¥ 8**	¥10	**$ 83**
Due after one year	**16**	14	**161**
Total	**¥24**	¥24	**$245**

Lessor

For the fiscal year ended March 31, 2008, Chuo Mitsui Leasing Co., Ltd. was excluded from Chuo Mitsui's consolidated subsidiaries as a result of the sale of all of the shares of its common stock. Therefore, the notes related to lease transactions for lessor include only income information.

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥13,602 million ($135,763 thousand) and ¥27,913 million for the fiscal years ended March 31, 2008 and 2007, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2007, was as follows:

	Millions of yen		
	2007		
	Equipment	Other	Total
Acquisition cost	¥128,335	¥13,002	¥141,338
Accumulated depreciation	59,999	6,452	66,452
Accumulated impairment losses	29	—	29
Net leased property	¥ 68,306	¥ 6,549	¥ 74,856

Receivables under finance leases as of March 31, 2007 were as follows:

	Millions of yen
	2007
Due within one year	¥23,292
Due after one year	48,538
Total	¥71,831

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2008 and 2007, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Depreciation expense	**¥12,583**	¥25,798	**$125,596**
Interest income	**765**	1,501	**7,636**
Total	**¥13,348**	¥27,300	**$133,233**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 were as follows:

	Millions of yen
	2007
Due within one year	¥114
Due after one year	203
Total	¥317

31. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Chuo Mitsui are listed below.

- Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions
- Currency derivatives: foreign exchange contracts, currency swaps, currency options
- Stock derivatives: stock index futures, stock index options
- Bond derivatives: bond futures, bond future options, over-the-counter bond options
- Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Chuo Mitsui employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arises through changing interest rates and price fluctuations. Chuo Mitsui must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Chuo Mitsui measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Chuo Mitsui's credit equivalent, determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards, comprises latent credit exposure plus reconstruction costs.

d. Risk Management System for Derivative Transactions

In accordance with the Rules for Risk Management Chuo Mitsui Trust Holdings has established for Chuo Mitsui Trust Group, Chuo Mitsui assumes risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adheres to a basic risk management policy to secure appropriate returns on investment.

With regard to market risk, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Buying	¥ 1,196	¥ —	¥ 21	¥ 21
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	5,818,440	4,490,219	104,493	104,493
Floating rate receipt, fixed rate payment	5,709,145	4,356,431	(101,200)	(101,200)
Floating rate receipt, floating rate payment	32,200	32,200	3,184	3,184
Interest rate swaptions:				
Selling	95,400	21,200	(498)	718
Buying	89,592	13,951	411	(27)
Others:				
Selling	51,934	42,693	(18)	205
Buying	50,897	41,680	15	(95)
Total			¥ 6,408	¥ 7,301

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 9,920	¥ —	¥ (11)	¥ (11)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	4,828,250	3,961,747	11,066	11,066
Floating rate receipt, fixed rate payment	4,774,173	3,782,728	(5,662)	(5,662)
Floating rate receipt, floating rate payment	32,200	32,200	3,290	3,290
Interest rate swaptions:				
Selling	234,200	42,750	(1,369)	2,150
Buying	194,858	28,065	1,456	77
Others:				
Selling	65,985	63,082	(68)	335
Buying	59,721	57,481	61	(132)
Total			¥ 8,763	¥ 11,115

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Buying	$ 11,946	$ —	$ 218	$ 218
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	58,074,060	44,817,046	1,042,951	1,042,951
Floating rate receipt, fixed rate payment	56,983,188	43,481,697	(1,010,088)	(1,010,088)
Floating rate receipt, floating rate payment	321,389	321,389	31,786	31,786
Interest rate swaptions:				
Selling	952,190	211,597	(4,977)	7,173
Buying	894,226	139,245	4,106	(271)
Others:				
Selling	518,360	426,124	(183)	2,054
Buying	507,713	416,009	155	(948)
Total			$ 63,966	$ 72,875

Note: Fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. Fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 5,009	¥5,009	¥ 25	¥ 25
Foreign exchange contracts:				
Selling	1,454,328	4,268	36,371	36,371
Buying	1,619,135	5,074	(36,186)	(36,186)
Currency options:				
Selling	15,133	—	(1,032)	(580)
Buying	37,280	—	1,384	849
Total			¥ 561	¥ 478

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 5,903	¥5,903	¥ 38	¥ 38
Foreign exchange contracts:				
Selling	1,548,332	—	(2,722)	(2,722)
Buying	1,748,664	—	1,376	1,376
Currency options:				
Selling	4,722	—	(43)	3
Buying	4,722	—	43	(11)
Total			¥(1,308)	¥(1,317)

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	$ 50,000	$50,000	$ 254	$ 254
Foreign exchange contracts:				
Selling	14,515,704	42,600	363,022	363,022
Buying	16,160,652	50,645	(361,182)	(361,182)
Currency options:				
Selling	151,050	—	(10,306)	(5,796)
Buying	372,096	—	13,821	8,476
Total			$ 5,608	$ 4,774

Note: Fair value is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

There was no contract or notional amount of stock transactions as of March 31, 2007.

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	¥ 2,507	¥—	¥ 9	¥ 9
Stock index options:				
Buying	29,000	—	14	(125)
Total			¥24	¥(115)

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Stock index futures:				
Selling	$ 25,027	$—	$ 95	$ 95
Stock index options:				
Buying	289,450	—	145	(1,251)
Total			$241	$(1,156)

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥1,143	¥—	¥1	¥1
Buying	1,139	—	2	2
Total			¥3	¥3

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	¥1,466	¥—	¥3	¥3

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Bond futures:				
Selling	$11,410	$—	$10	$10
Buying	11,378	—	21	21
Total			$32	$32

Note: Fair value is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥10,000	¥10,000	¥(5,011)	¥(5,011)

	Millions of yen			
	2007			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥1,000	¥—	¥2	¥2

	Thousands of U.S. dollars			
	2008			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	$99,810	$99,810	$(50,014)	$(50,014)

Notes: 1. Fair value is calculated according to discounted present value and the prices offered by brokers.
2. "Selling" refers to acceptance transactions on credit risk.

32. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2008 and 2007, was as follows:

(1) Business Segment Information

	Millions of yen			
	2008			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 369,655	¥ 40,629	¥ —	¥ 410,285
Intersegment	5,515	2,916	(8,432)	—
Total ordinary income	375,170	43,546	(8,432)	410,285
Ordinary expenses	278,706	35,649	(7,544)	306,811
Ordinary profit	¥ 96,464	¥ 7,897	¥ (887)	¥ 103,473
Assets, depreciation and capital expenditures:				
Total assets	¥14,207,421	¥ 70,316	¥ (44,597)	¥14,233,141
Depreciation	12,775	13,390	—	26,166
Capital expenditures	16,651	608	—	17,259

	Millions of yen			
	2007			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 339,116	¥ 60,570	¥ —	¥ 399,686
Intersegment	12,164	6,713	(18,878)	—
Total ordinary income	351,281	67,283	(18,878)	399,686
Ordinary expenses	219,088	57,504	(10,550)	266,042
Ordinary profit	¥ 132,192	¥ 9,779	¥ (8,327)	¥ 133,644
Assets, depreciation and capital expenditures:				
Total assets	¥13,817,233	¥161,853	¥(103,118)	¥13,875,967
Depreciation	13,152	27,016	—	40,168
Capital expenditures	17,339	28,008	—	45,347

	Thousands of U.S. dollars			
	2008			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 3,689,542	$ 405,529	$ —	$ 4,095,071
Intersegment	55,049	29,112	(84,161)	—
Total ordinary income	3,744,591	434,641	(84,161)	4,095,071
Ordinary expenses	2,781,780	355,818	(75,303)	3,062,295
Ordinary profit	$ 962,810	$ 78,823	$ (8,857)	$ 1,032,776
Assets, depreciation and capital expenditures:				
Total assets	$141,804,790	$ 701,830	$(445,126)	$142,061,494
Depreciation	127,508	133,655	—	261,164
Capital expenditures	166,195	6,069	—	172,264

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Reserve for reimbursement of deposits that were derecognized as liabilities under certain conditions is provided for possible losses on future claims of withdrawal based on historical reimbursement experience. Formerly, deposits that were derecognized as liabilities were expensed when they were actually reimbursed. However, from the fiscal year ended March 31, 2008, such reserve is provided in the estimated amount as described above in accordance with the "Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No. 42) of April 13, 2007. The effect of this change was decrease ordinary profit for "Trust and banking business" for the fiscal year ended March 31, 2008 by ¥6,109 million ($60,974 thousand).
4. Chuo Mitsui Leasing Co., Ltd. and two other subsidiaries are not included in capital expenditures for the fiscal year ended March 31, 2008 because Chuo Mitsui Leasing Co., Ltd. and two other subsidiaries were excluded from Chuo Mitsui's consolidated subsidiaries as a result of the sale of all of the shares of its common stock.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2008 and 2007, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2008	2007	**2008**
Ordinary income from international operations (A)	**¥ 55,090**	¥ 33,014	**$ 549,860**
Consolidated ordinary income (B)	**410,285**	399,686	**4,095,071**
(A)/(B) (%)	**13.4%**	8.2%	**13.4%**

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

33. Per Share Information

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2008 and 2007, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2008	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥64,657**	**1,398,776**	**¥46.22**	**$0.46**
Effect of dilutive securities				
Convertible bonds	**0**	**21**		
Preferred stock	**—**	**833,281**		
Diluted EPS				
Net income for computation	**¥64,657**	**2,230,080**	**¥28.96**	**$0.28**
Fiscal year ended March 31, 2007				
Basic EPS				
Net income available to common shareholders	¥ 98,010	1,301,086	¥75.33	
Effect of dilutive securities				
Convertible bonds	0	102		
Preferred stock	4,478	915,386		
Diluted EPS				
Net income for computation	¥102,489	2,216,575	¥46.23	

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
The Chuo Mitsui Trust and Banking Company, Limited:

We have audited the accompanying consolidated balance sheets (banking account) of The Chuo Mitsui Trust and Banking Company, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 17, 2008

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
ASSETS			
Cash and cash equivalents	¥ 123,781	¥ 266,385	$ 1,235,468
Due from banks other than due from the Bank of Japan	60,326	194,459	602,118
Call loans	203,000	110,000	2,026,150
Receivables under securities borrowing transactions	104,003	80,099	1,038,058
Monetary claims bought	111,422	104,146	1,112,111
Trading assets	42,886	52,803	428,051
Securities	4,577,514	4,435,668	45,688,335
Loans and bills discounted	7,847,314	7,378,063	78,324,325
Foreign exchanges	811	940	8,100
Other assets	349,473	298,123	3,488,111
Premises and equipment	104,994	106,559	1,047,954
Intangible fixed assets	27,950	24,740	278,972
Deferred tax assets	136,592	74,050	1,363,329
Customers' liabilities for acceptances and guarantees	47,864	56,679	477,732
Allowance for possible loan losses	(64,017)	(69,506)	(638,963)
Total assets	¥13,673,917	¥13,113,211	$136,479,858
LIABILITIES AND EQUITY			
Liabilities:			
Deposits	¥ 8,994,152	¥ 8,586,023	$ 89,770,958
Call money	200,081	452,378	1,997,024
Payables under repurchase agreements	24,197	114,467	241,511
Payables under securities lending transactions	1,797,121	1,062,543	17,937,129
Trading liabilities	8,185	4,398	81,698
Borrowed money	474,369	365,359	4,734,701
Foreign exchanges	10	48	105
Subordinated bonds	176,261	191,459	1,759,272
Subordinated convertible bonds	—	47	—
Payables to trust account	1,051,839	1,221,732	10,498,447
Other liabilities	146,211	85,501	1,459,338
Reserve for bonus payment	1,998	1,967	19,945
Reserve for retirement benefits for directors and corporate auditors	643	608	6,427
Reserve for contingent losses	12,859	9,934	128,355
Acceptances and guarantees	47,864	56,679	477,732
Total liabilities	12,935,796	12,153,150	129,112,648
Equity:			
Common stock and preferred stock	379,197	358,173	3,784,783
Capital surplus	128,511	107,488	1,282,682
Retained earnings	217,720	316,269	2,173,076
Net unrealized gains on available-for-sale securities	27,809	201,102	277,566
Deferred gains (losses) on derivatives under hedge accounting	413	(7,439)	4,132
Land revaluation difference	(15,532)	(15,532)	(155,031)
Total equity	738,120	960,060	7,367,209
Total liabilities and equity	¥13,673,917	¥13,113,211	$136,479,858

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Income:			
Interest income:			
Interest on loans and bills discounted	¥114,840	¥ 83,311	$1,146,228
Interest and dividends on securities	85,401	77,771	852,399
Interest on call loans and bills bought	1,735	980	17,325
Other interest income	5,738	4,852	57,274
Trust fees	24,934	30,929	248,870
Fees and commissions	96,694	107,825	965,111
Trading gains	2,063	3,291	20,593
Other operating income	15,383	5,617	153,538
Other income	29,603	43,334	295,471
Total income	376,395	357,914	3,756,813
Expenses:			
Interest expenses:			
Interest on deposits	43,619	26,891	435,371
Interest on call money and bills sold	8,856	4,334	88,399
Interest on borrowings	5,780	4,874	57,697
Other interest expenses	40,489	25,843	404,126
Fees and commissions	17,774	18,168	177,409
Trading losses	23	118	234
Other operating expenses	9,158	5,846	91,412
General and administrative expenses	100,009	85,799	998,195
Other expenses	41,674	40,619	415,959
Total expenses	267,387	212,496	2,668,806
Income before income taxes	109,007	145,417	1,088,007
Income taxes:			
Current	539	447	5,384
Deferred	42,000	42,600	419,203
Net income	¥ 66,467	¥102,370	$ 663,419

	Yen		U.S. dollars
	2008	2007	2008
Per share of common stock:			
Basic net income	¥47.51	¥75.23	$0.47
Diluted net income	29.77	46.18	0.29

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Chuo Mitsui Asset Trust and Banking Company, Limited (Formerly, Mitsui Asset Trust and Banking Company, Limited)
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
ASSETS			
Cash and cash equivalents	¥ 21,319	¥ 30,591	$ 212,791
Due from banks other than due from the Bank of Japan	375	503	3,752
Securities	85,094	84,096	849,331
Other assets	39,354	38,701	392,794
Premises and equipment	701	618	7,000
Intangible fixed assets	3,249	3,367	32,432
Deferred tax assets	1,063	1,892	10,615
Total assets	¥151,158	¥159,771	$1,508,717
LIABILITIES AND EQUITY			
Liabilities:			
Deposits	¥ 76	¥ 84	$ 763
Call money	91,500	95,000	913,264
Payables to trust account	—	861	—
Other liabilities	10,655	11,382	106,348
Reserve for bonus payment	337	309	3,372
Reserve for retirement benefit for directors and corporate auditors	141	158	1,407
Total liabilities	102,710	107,795	1,025,156
Equity:			
Common stock	11,000	11,000	109,791
Capital surplus	21,246	21,246	212,057
Retained earnings	16,223	19,757	161,926
Net unrealized losses on available-for-sale securities	(21)	(28)	(214)
Total equity	48,447	51,975	483,561
Total liabilities and equity	¥151,158	¥159,771	$1,508,717

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Chuo Mitsui Asset Trust and Banking Company, Limited (Formerly, Mitsui Asset Trust and Banking Company, Limited)
Fiscal years ended March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Income:			
Interest income:			
Interest and dividends on securities	**¥ 524**	¥ 286	**$ 5,233**
Trust fees	**43,744**	44,672	**436,615**
Fees and commissions	**10,499**	9,055	**104,793**
Other operating income	**—**	0	**—**
Other income	**49**	56	**492**
Total income	**54,817**	54,070	**547,133**
Expenses:			
Interest expenses:			
Interest on borrowings	**0**	0	**0**
Other interest expenses	**524**	265	**5,230**
Fees and commissions	**12,668**	12,453	**126,441**
General and administrative expenses	**15,562**	14,171	**155,328**
Other expenses	**51**	287	**516**
Total expenses	**28,806**	27,178	**287,515**
Income before income taxes	**26,011**	26,892	**259,618**
Income taxes:			
Current	**9,720**	10,096	**97,024**
Deferred	**824**	748	**8,232**
Net income	**¥15,465**	¥16,047	**$154,361**

	Yen		U.S. dollars
	2008	2007	**2008**
Per share of common stock:			
Net income	**¥25,775.78**	¥26,745.43	**$257.26**

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.)
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Assets:			
Loans (Note 2)	¥ 676,854	¥ 779,689	$ 6,755,712
Securities (Note 3)	8,306,969	7,662,339	82,912,164
Beneficiary rights	30,578,599	28,750,022	305,206,105
Securities held in custody accounts	267	261	2,671
Monetary claims	1,728,752	1,789,974	17,254,742
Premises and equipment	5,418,211	4,600,238	54,079,360
Intangible fixed assets	17,658	7,472	176,250
Other claims	121,752	79,490	1,215,212
Due from banking account	1,051,839	1,222,593	10,498,447
Cash and due from banks	270,806	261,981	2,702,927
Total assets	¥48,171,712	¥45,154,063	$480,803,595
Liabilities:			
Money trusts (Note 4)	¥18,601,563	¥17,336,251	$185,662,879
Pension trusts	6,894,844	6,657,593	68,817,693
Property formation benefit trusts	15,424	16,349	153,952
Loan trusts (Note 5)	664,185	835,890	6,629,254
Securities investment trusts	11,729,584	11,022,731	117,073,409
Money in trust other than money trusts	432,521	418,794	4,317,011
Securities in trust	1,270,058	1,104,875	12,676,502
Money claims in trust	1,757,133	1,823,661	17,538,009
Equipment in trust	—	70	—
Real estate in trust	80,993	80,689	808,402
Composite trusts	6,725,052	5,857,153	67,122,987
Other trusts	349	—	3,490
Total liabilities	¥48,171,712	¥45,154,063	$480,803,595

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Chuo Mitsui Trust Holdings, Inc. (Formerly, Mitsui Trust Holdings, Inc.)
Fiscal years ended March 31, 2008 and 2007

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Chuo Mitsui Trust Holdings, Inc. ("Chuo Mitsui Trust Holdings"), do not reflect Chuo Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by The Chuo Mitsui Trust and Company, Limited, and such guaranteed principal as of March 31, 2008 and 2007, was ¥1,923,645 million ($19,199,974 thousand) and ¥2,249,766 million, respectively.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100.19 to U.S.$1, the approximate rate of exchange as of March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated. As a result, the total may not be equal to the total of individual amounts.

2. *Loans*

Loans as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Loans on deeds	**¥644,898**	¥735,175	**$6,436,751**
Loans on notes	**31,956**	44,514	**318,961**
Total	**¥676,854**	¥779,689	**$6,755,712**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2008 and 2007, included the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Loans to borrowers in bankruptcy	**¥ 48**	¥ 263	**$ 480**
Non-accrual loans	**16,101**	10,890	**160,705**
Loans past due three months or more	**51**	104	**515**
Restructured loans	**10,332**	12,840	**103,126**
Total	**¥26,533**	¥24,098	**$264,827**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2008 and 2007, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Japanese government bonds	**¥4,276,535**	¥3,934,505	**$42,684,255**
Japanese municipal bonds	**413,766**	353,068	**4,129,820**
Japanese corporate bonds	**1,328,034**	1,113,325	**13,255,159**
Japanese stocks	**2,197,104**	2,169,817	**21,929,380**
Foreign securities	**91,270**	91,324	**910,973**
Other securities	**257**	298	**2,574**
Total	**¥8,306,969**	¥7,662,339	**$82,912,164**

4. Balance of Money Trusts

The principal amounts of certain money trusts are guaranteed and the balance of these accounts is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Assets:			
Loans	**¥ 271,015**	¥ 264,089	**$ 2,705,016**
Securities	**2,812**	16,337	**28,071**
Other	**787,489**	904,215	**7,859,956**
Total	**¥1,061,317**	¥1,184,642	**$10,593,043**
Liabilities:			
Principal	**¥1,061,263**	¥1,184,681	**$10,592,510**
Allowance for the impairment of guaranteed trust principal	**47**	13	**478**
Other	**5**	(52)	**54**
Total	**¥1,061,317**	¥1,184,642	**$10,593,043**

In the case of certain money trusts, the principal amount is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. Balance of Loan Trusts

The balance of loan trusts is as follows (the figures of the table include funds reinvested from the other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Assets:			
Loans	**¥385,196**	¥ 490,894	**$3,844,662**
Securities	**499**	9,141	**4,989**
Other	**485,740**	573,373	**4,848,192**
Total	**¥871,437**	¥1,073,409	**$8,697,845**
Liabilities:			
Principal	**¥862,381**	¥1,065,084	**$8,607,463**
Allowance for the impairment of guaranteed trust principal	**4,743**	5,753	**47,345**
Other	**4,311**	2,571	**43,035**
Total	**¥871,437**	¥1,073,409	**$8,697,845**

As in certain money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries.

Consolidated Five-Year Summary

	Chuo Mitsui Trust Holdings				
	Billions of yen				
	2008	2007	2006	2005	2004
Banking account (As of March 31)					
Total assets	**¥14,472.8**	¥14,090.5	¥13,808.7	¥13,431.4	¥12,753.7
Cash and due from banks	**212.5**	498.0	431.5	509.8	521.8
Call loans and bills bought	**204.8**	111.1	164.5	12.0	17.0
Securities	**4,647.9**	4,511.7	3,835.7	4,006.2	3,585.9
Loans and bills discounted	**7,852.0**	7,377.3	7,292.0	7,144.5	7,189.9
Foreign exchanges	**0.8**	0.9	37.5	1.8	6.7
Customers' liabilities for acceptances and guarantees	**584.0**	711.1	1,023.3	771.7	376.5
Total liabilities	**¥13,453.6**	¥12,953.1	¥12,843.3	¥12,718.3	¥12,182.0
Deposits	**8,830.5**	8,529.7	8,806.9	8,937.5	9,116.0
Call money and bills sold	**291.5**	547.3	394.0	325.2	318.0
Borrowed money	**474.3**	393.2	165.4	174.0	341.9
Foreign exchanges	**0.0**	0.0	0.0	0.0	0.0
Acceptances and guarantees	**584.0**	711.1	1,023.3	771.7	376.5
Total equity	**¥ 1,019.2**	¥ 1,137.3	¥ 858.8	¥ 606.6	¥ 463.3
Trust account* (As of March 31)					
Total assets	**¥48,171.7**	¥45,154.0	¥42,457.3	¥37,288.5	¥35,498.5
Loans	**676.8**	779.6	1,185.9	1,502.1	1,867.7
Securities	**8,306.9**	7,662.3	6,484.4	5,762.3	4,657.1
Beneficiary rights	**30,578.5**	28,750.0	28,284.2	24,975.6	24,815.0
Total liabilities	**¥48,171.7**	¥45,154.0	¥42,457.3	¥37,288.5	¥35,498.5
Money trusts	**18,601.5**	17,336.2	16,873.2	16,009.6	15,793.9
Pension trusts	**6,894.8**	6,657.5	6,194.2	5,999.5	6,659.4
Property formation benefit trusts	**15.4**	16.3	16.8	18.8	18.9
Loan trusts	**664.1**	835.8	1,078.8	1,392.5	1,778.0
Securities investment trusts	**11,729.5**	11,022.7	8,858.9	6,115.6	4,585.1
Statements of income (Fiscal years ended March 31)					
Total income	**¥ 468.5**	¥ 468.0	¥ 484.4	¥ 513.8	¥ 553.9
Total expenses	**332.7**	288.3	344.5	363.6	426.7
Income before income taxes and minority interests	**135.7**	179.6	139.9	150.1	127.2
Net income	**¥ 71.8**	¥ 112.7	¥ 119.6	¥ 94.0	¥ 50.7

Note: All figures are based on the consolidated financial statements.
* All figures are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Chuo Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to borrowers, then groups the borrowers according to these rating assignments. Each borrower is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with borrower categories.

Borrower Categories

A borrower's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a borrower into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Borrowers with problematic lending conditions, such as reduced or suspended interest payments, borrowers with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and borrowers which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Borrowers for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Borrowers that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Borrowers whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization, composition or civil reconstruction, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Borrower Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition proceedings or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised, for example, with a specific concession in favor of the

borrower to facilitate the restructuring of a business that has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.

4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Borrower Classifications in the Self-Assessment System

1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to borrowers that are in legal bankruptcy or virtual bankruptcy under self-assessment standards.
2. Claims under high risk: Equivalent to loans to borrowers classified as in possible bankruptcy under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to borrowers in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to borrowers requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?

1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law

Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.

1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Basel II Related Data

This section outlines matters to be stated in explanatory documents relating to the fiscal year separately stipulated by the Director-General of the Financial Services Agency (Notification No. 15 of Financial Services Agency, March 23, 2007) with regard to the status of capital adequacy as set forth in Article 19-2, Paragraph 1, Item 5-(d) of the Enforcement Regulations of the Bank Law (Ministry of Finance Ordinance No. 10, 1982).

The "Capital Adequacy Ratio Notification" indicates standards for judgments by banks on whether or not their capital adequacy status is appropriate in light of the assets, etc., held pursuant to the provisions of Article 14-2 of the Bank Law (Financial Services Agency Notification No. 19, March 27, 2006), "Consolidated Capital Adequacy Ratio Notification" indicates standards for judgment by financial holding companies on whether or not the capital adequacy status is appropriate in the light of the assets, etc., they and their subsidiaries hold pursuant to the provisions of Article 52-25 of the Bank Law (Financial Services Agency Notification No. 20, March 27, 2006).

[Risk Management]
Table of Contents

● Chuo Mitsui Trust Group Risk Management System

Basic Policies on Risk Management

Chuo Mitsui Trust Group is working to improve its risk management system with the recognition of the fact that ensuring the sound and stable management of the entire Group and each subsidiary in the Group is vital to the improvement of corporate value, and, to that end, risk management is one of the most important functions.

Risk management aims to properly handle the risks particular to each business or transaction, and prevent the appearance of risks, and control risks even in the case they appear so that losses can be contained within a certain scope.

The Group has established an integrated risk management system to serve as a framework for ascertainment of risks in a comprehensive manner and to keep risks within the limits for maintaining management vitality, and simultaneously created a capital management system as a framework for assessment and control of capital adequacy level, the taproot of management vitality, in light of the status of risk-taking and business strategies, etc. The Group also continues to promote the improvement and upgrading of both systems.

Group Risk Management System

The Group positions supervision of risk management for the entire Group as one of the most important functions of the holding company (Chuo Mitsui Trust Holdings, Inc.). Chuo Mitsui Trust Holdings aims to improve and upgrade its risk management system by establishing the Rules for Risk Management as a basic agenda for risk management in the Group and formulates policies and plans for each fiscal year with respect to risk management in the Group.

Chuo Mitsui Trust Holdings has instituted the Risk Management Department as a department to supervise overall group risk management and monitor the risk status of the Group, and to also supervise and issue instructions to its subsidiary banks and management subsidiaries on development of proper risk management systems. Additionally, as a department for supervision of compliance, the Compliance Department has been instituted to formulate compliance policies for the entire Group and to monitor the status of management and operations.

In regard to internal audits, a system is in place in which Chuo Mitsui Trust Holdings determines policy improvements of the internal audit system for the entire Group and carries out internal audits for each department of Chuo Mitsui Trust Holdings. In addition, Chuo Mitsui Trust Holdings supervises internal audit functions of subsidiary banks and management subsidiaries and issues necessary instructions upon receipt of reports on audit results and the status of improvements carried out by subsidiary banks and management subsidiaries.

At subsidiary banks and management subsidiaries, in order for risk management and compliance policies determined by Chuo Mitsui Trust Holdings to be carried out, systems for proper risk management and Chuo Mitsui Trust Group compliance corresponding to the risk characteristics of each business have been developed, as stated later.

The Board of Directors of Chuo Mitsui Trust Holdings obtains necessary information from subsidiary banks and management subsidiaries, performs monitoring, appraisal and analysis of the risk status of the Group, and carries out proper risk management so that sound management is ensured.

Additionally, the Directors of Chuo Mitsui Trust Holdings and subsidiary banks and management subsidiaries duly recognize the fact that risk management has a material impact on achievement of their strategic targets, and the Executive Officers in charge of the risk management departments strive to accurately recognize the status, characteristics, methods and importance of risk management, and examine policies and specific measures based on a sufficient understanding of the types of risks. The roles and responsibilities of these Directors and Executive Officers in charge of the risk management departments are specified in the respective the Rules for Risk Management provided by Chuo Mitsui Trust Holdings and subsidiary banks and management subsidiaries.

Methods of Integrated Risk Management and Capital Management

• Integrated risk management system

The Group has built an integrated risk management system as a framework for risk management to secure sound management by keeping risks within the limits for management vitality. In integrated risk management, primary risks subject to management are classified into credit risk, market risk, liquidity risk, and operational risk (including procedural risk, system risk, legal risk, human risk and tangible fixed asset risk); and management corresponding to each risk characteristic is carried out while various risks are ascertained, appraised and managed comprehensively. The results of the monitoring of risk status are reported to the Executive Committee and the Board of Directors on a monthly basis.

• Capital allocation operations

The Group undertakes capital allocation operations by allocating capital of the Group to each business division for its risks (credit risk, market risk and operational risk). The capital allocation plan is formulated by the capital management department of Chuo Mitsui Trust Holdings based on the risk status ascertained through the integrated risk management system and the annual plan, and undergoes a verification of its appropriateness by the risk management supervision department and is decided on by the Board of Directors.

Each business division operates its business in compliance with the allocated risk capital (amount of required risk capital). The risk management supervision department monitors the adherence to the allocated risk capital (amount of required risk capital) and the risk status on a monthly basis and reports to

the Executive Committee and the Board of Directors.

The capital allocation plan is reexamined on a regular basis each quarter, and also whenever deemed necessary due to modifications to the business plan of any one of the group companies or change in risk status, etc., as needed.

The Group calculates various management indices such as income or loss after deducting capital cost based on the capital allocated to each business division in order to utilize capital more effectively for efficient, risk-return-conscious operations of capital.

Capital Allocation Scheme


Each business division operates its business so that the required risk capital stays within the scope of allocated capital
Capital
Allocated capital
Allocation of capital to each business division
Required risk capital
Required risk capital
Required risk capital
Used risk capital
Used risk capital
Used risk capital
Used risk capital

• **Assessment of capital adequacy level, capital strategy**

The capital management departments assess the level of capital adequacy from the viewpoint of soundness each time a capital allocation plan is formulated or reexamined, and reports to the Executive Committee and the Board of Directors.

Assessment of the capital adequacy level is conducted based on the status of the capital adequacy ratio under regulations, ratio of Tier I capital to capital and results of verification of the appropriateness of the capital allocation plan, etc. For verification of the appropriateness of the capital allocation plan, simultaneously with the verification of the appropriateness of the method of capital allocation, the level at which capital can buffer against stress phenomena is also verified.

Moreover, based on the results of the assessment of the capital adequacy level, we formulate and carry out a capital strategy to provide goals for capital levels and policies for capital financing, etc., and thereby make efforts to ensure an adequate financial base that corresponds to the risks.

• **Capital adequacy status**

The Group's capital adequacy ratios under regulations are well above 8% for Chuo Mitsui Trust Holdings on a consolidated basis, Chuo Mitsui Trust and Banking Co., Ltd., on a consolidated basis and non-consolidated basis, and Chuo Mitsui Asset Trust and Banking Co., Ltd., on a non-consolidated basis. In addition, the ratio of Tier I capital to capital is 100% for Chuo Mitsui Asset on a non-consolidated basis, and above 70% for Chuo Mitsui Trust Holdings on a consolidated basis and for Chuo Mitsui on a consolidated basis and non-consolidated basis.

Capital Adequacy Ratio as of End of March 2008


15.00%
10.00%
5.00%
0.00%
13.84%
10.82%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui Trust Holdings, consolidated


15.00%
10.00%
5.00%
0.00%
11.20%
8.10%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui, consolidated


15.00%
10.00%
5.00%
0.00%
11.59%
8.53%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui, non-consolidated


30.00%
20.00%
10.00%
0.00%
26.39%
26.39%
Capital adequacy ratio
Tier I ratio
Chuo Mitsui Asset, non-consolidated

Breakdown of Capital

Chuo Mitsui Trust Holdings, consolidated


Tier II Other 22%
Tier I 78%

Chuo Mitsui, consolidated


Tier II Other 28%
Tier I 72%

Chuo Mitsui, non-consolidated


Tier II Other 26%
Tier I 74%

Chuo Mitsui Asset, non-consolidated


Tier I 100%

Under the capital allocation plan, against capital of ¥1,152.7 billion* (Tier I capital of ¥878.0 billion) of Chuo Mitsui Trust Holdings on a consolidated basis, the allocated risk capital (required risk capital) is ¥571.0 billion. Risk capital actually used is ¥410.0 billion. In addition, the balance between allocated risk capital (required risk capital) and capital (Tier I capital and Tier II capital, etc.), about ¥742.7 billion, is on a sufficient level as a buffer against stress phenomena (past economy recessions, land price drops, drastic price changes in markets, etc.).

As stated above, the capital adequacy level of the Group is sufficient.

* Though the Group uses No. 2 Standard (Domestic Standard), No. 1 Standard (equal to International Unified Standard) is used for its capital allocation operations.

- Upgrading of integrated risk management and capital management systems

The Group will continuously verify the scope of risk to be managed, risk measurement methods, capital allocation methods, capital adequacy level assessment methods, etc., so that integrated risk management and capital management will be more effective, and will strive to improve and upgrade the systems.

Tier I Capital and Risk Capital


(Billions of Yen)
1,000
800
600
400
200
0
878.0
571.0
24.8
360.2
186.0
410.0
24.8
241.3
143.9
Operational risk
Market risk
Credit risk
Tier I capital
Required risk capital
Used risk capital

Prerequisite	Duration	Confidence interval
Credit risk	1 year	99%
Market risk	Holding period corresponding to asset composition (1 year max.)	99%
Operational risk	1 year	99%

- Business Continuity Management

The Group has established an emergency response system to ensure swift and appropriate responses and execution of business operations in case of a disaster or a failure and has practiced various drills on a regular basis. The business continuation plan is improved so that normal operations can be continued in case any type of crisis happens.

● Chuo Mitsui Risk Management System

Risk Management System

In order to build a proper risk management system in accordance with the risk management policies formulated by Chuo Mitsui Trust Holdings, the Board of Directors at Chuo Mitsui established the Rules for Risk Management. This document sets out the Bank's basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control, and the regulations based on these rules detail the content of specific standards in each type of risk.

In regard to administrative structure, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Business Administration Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by identifying bankwide risk and considering overall business administration. In addition, the ALM (asset-liability management) Committee, Investment and Credit Committee, and Asset Assessment Inspection Committee have been instituted to work on various management tasks while giving due consideration to risk management.

Chuo Mitsui has established management departments for each type of risk, and the Risk Management Department manages overall control, credit risk, market risk, liquidity risk and operational risk; the Operations Administration Department and other head office departments manage procedural risks; the System Planning Department manages system risks; and the Legal Department manages legal risks; the Personnel Department manages human risks; and the General Affairs Department manages tangible fixed asset risks.

In addition, the capital allocation plan and plans for reexaminations notified by Chuo Mitsui Trust Holdings are reported to Chuo Mitsui's Executive Committee and Board of Directors, and each department that receives allocation of capital according to the plan engages in business operations in compliance with the respective allocated capitals. The risk management supervision division monitors the status of compliance with the capital allocation plan, and if it is predicted that a particular division's risk exceeds or is likely to exceed the amount of capital allocated to the division, it promptly reports to Chuo Mitsui Trust Holdings and consults on measures for handling.

The risk management system instructed by Chuo Mitsui Trust Holdings has been added as an issue to be handled in the internal management plan formulated each fiscal year, and efforts have been made toward its upgrading.

Credit Risk Management System

Basic Policies on Credit Risk and Scope of Targets Subject to Management

Credit risk is the risk of suffering losses due to a decrease or extinguishment of assets (including off-balance-sheet assets) as a result of deterioration of financial conditions of borrowers. Chuo Mitsui stipulates a basic framework for risk management in the Rules for Risk Management, in accordance with the risk management policies determined by Chuo Mitsui Trust Holdings, and provides specifics for credit risk management in the Rules for Credit Risk Management. In order to maintain asset quality and avert the unpredictable development of non-performing assets, the target for credit risk management includes overall credit-related business including lending transactions, market transactions and off-balance-sheet transactions.

Note that Chuo Mitsui Trust Holdings and Chuo Mitsui use the foundation internal rating-based approach for calculation of the credit risk weighted asset under Basel II.

Credit Risk Management System

In regard to credit risk management, the Risk Management Department performs management relating to transactions by sales departments and branches or consolidated subsidiaries, and each credit-related department performs management relating to market transactions, etc.; the Risk Management Department also performs supervision of risk management at Chuo Mitsui on a consolidated basis. As systems for credit risk management, in response to the transaction form and characteristics, etc. of each credit-related business, a rating system, retail receivables management system, structured finance management, estimation of parameters, credit risk measurement, credit concentration risk management, asset assessment, verifications relating to rating systems and such, monitoring and reporting, and risk assessment methods upon the introduction of new products and new business are stipulated.

The Risk Management Department supervises and issues instructions on improvement and upgrading of risk management systems in collaboration with the responsible departments in each business for subsidiaries as well, to improve the credit risk management system in conformance with the scale and business characteristics of each subsidiary.

Thereby a system is established in which credit management on a consolidated basis is managed identically to that of the bank itself.

Credit Risk Management System



The Rules for Risk Management
Credit Risk Management
Rating System
Credit Rating System
Corporation credit rating
Sovereign credit rating
Financial institution credit rating
Project finance credit rating
Vessel and aircraft finance credit rating
Real estate asset finance credit rating
Proprietorship credit rating
Case rating
Retail receivables management
Structured finance management
Estimation of parameters
Credit risk measurement
Credit concentration risk management
Asset assessment
Market risk management
Liquidity risk management
Operational risk management

Credit Screening

The credit supervision division, which function independently from business promotion divisions, controls the credit risk on each transaction under respective departmental authorities. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the lending arrangements are presented to the Investment and Credit Committee, which consists of the president and related executives, where the primary objectives of loan and security investment are discussed at the executive level.

Credit Risk Management Methods

The risk management departments monitor the status of credit risk amounts and compliance status of the capital allocated to each credit-related business division by Chuo Mitsui Trust Holdings, and reports the risk amount status to the Executive Committee and the Board of Directors on a monthly basis.

Calculations of credit risk amounts are performed in principle by Monte Carlo Simulation using estimated parameters based on an internal rating system.

Additionally, in order to eliminate excessive credit concentration extended to borrowers in specific industries, internal rating or corporate groups, we set the maximum amount of credit to the respective borrowers or corporate groups, monitor the credit balance status on a monthly basis, and report to the Investment and Credit Committee. If, in the results of monitoring, the credit balance exceeds a certain standard, the reason and projected target dates for elimination of the excess is submitted to the Investment and Credit Committee and then reported to the Board of Directors, so that the maximum amount is not exceeded. Monitoring is otherwise performed each quarter on the status of the balance and credit risk amount by business type classification, and reporting is made to the Executive Committee. In the case where the balance composition ratio and credit risk amount composition ratio by industry classification exceed a certain percentage for a specific industry, future handling policies, including restriction of credit are submitted to the Investment and Credit Committee.

Chuo Mitsui takes initiatives to upgrade the credit portfolio management (CPM) with measures such as the reduction of concentrated credit risk by flexibly purchasing or selling loan assets.

Calculation of Credit Risk Amount



Maximum value that could occur in a certain confidence interval
Frequency of occurrence of loss
Credit cost
Credit risk amount
Average value
Amount of loss

Credit Risk Management for Each Credit

For credit risk management of each credit, efforts have been made to improve the system with an internal rating system and case rating system for corporate borrowers, a pool management system for retail receivables and an asset assessment system for loan assets and such.

- **Internal rating system**

Targeting all corporate borrowers, an eleven-stage credit rating system has been introduced as an internal rating system linked to borrower classification in asset assessment and activated for checking corporate borrowers and for measurement of credit risk using credit assessment and in-house models. An internal rating is assigned that takes into consideration all of the available, relevant and most current material information. Additionally, reconsideration is carried out more than once per year, and also in the event of the occurrence of a phenomenon with a material impact on the appraisal of the credit risk of the borrower. An internal rating is assigned by the sales department and branches, based on quantitative assessment by financial data and qualitative assessment by affiliate companies and actual asset appraisal, etc., with corrections made using reference to external ratings, etc. However, if the credit supervision division judges that a particular modification is necessary in the light of the actual status of the borrower, a modified score is assigned and then the final internal rating is determined. Under this system, the credit risk management division verifies the rating assignment process and operational status on a regular basis to maintain its appropriateness.

Relationship Between Internal Rating and Borrower Classification

Internal Rating	Borrower Classification	Definition
A	Normal Borrowers	Borrowers of the highest internal rating rank with very high ability to fulfill obligations. These are primarily governments, local public organizations, etc., and corporations in excellent financial condition and whose business conditions are favorable.
B+		Borrowers whose ability to fulfill obligations is high, but which are a bit more likely to be affected by a deterioration in the business or economic environment, compared with the group with the highest internal rating rank. This is the highest internal rating rank for mid-to-small or micro corporations. These are primarily corporations in excellent financial condition and whose business conditions are favorable, and mid-to-small or micro corporations in excellent financial condition and whose business conditions are favorable.
B		Borrowers whose ability to fulfill obligations is high, but such ability is more likely to decline in the case of a deterioration in the business or economic environment, compared with the group with higher internal rating rank. These are primarily corporations in good financial condition and whose business conditions are stable.
C+		Borrowers whose ability to fulfill obligations is non-problematic, but there is a rather large concern about a decline in ability to perform obligations due to a deterioration in the business or economic environment. These are primarily corporations in fairly good financial condition and whose business conditions are stable.
C		Borrowers whose ability to fulfill obligations is currently non-problematic, but is recognized to have factors by which the ability to fulfill obligations would be damaged in the case of a deterioration in the business or economic environment. These are primarily corporations currently in non-problematic financial and business conditions, but which need some attention in regards to future business performance.
C-		Borrowers who currently have the ability to fulfill obligations, but for which there is uncertainty or fragility in the case of a deterioration in the business environment, financial condition or economic environment, and for which there is a possibility that the ability to fulfill obligations will be damaged in the future. These are primarily corporations whose financial condition and future business performance require attention.
D1	Caution Borrowers	Borrowers whose business condition is weak or unstable, or whose financial condition is problematic, and for which there is a high possibility of a disruption being created in the status of its performance of obligations. These are primarily corporations whose status of performance of obligations is currently non-problematic, but whose financial condition and business performance, etc., will require full attention.
D2		Borrowers whose business performance is weak or which have material problems in their financial condition, and already have had problems, or there is an extremely high possibility of a disruption being created in the status of performance of its obligations. These are primarily corporations that will require full attention to their financial condition and future business performance.
D3	Close Observation Borrowers	Borrowers whose business condition is weak or unstable, or whose financial condition is problematic, and where receivables requiring close observation have arisen in accordance with the Financial Reconstruction Law Enforcement Regulations.
E	Possible Bankruptcy Borrowers	Borrowers in financial difficulties and whose management improvement plans have not progressed well and for whom there is a high possibility of bankruptcy.
F	Virtual Bankruptcy Borrowers/ Legal Bankruptcy Borrowers	Borrowers in serious financial difficulty and substantially bankrupt, or, in fact, already gone bankrupt, from a legal or formal perspective

• Case rating system
In order to set basic lending spread standards that are to be used as indexes for lending operations, a case rating system is employed for transactions relating to lending and acceptances and guarantees for corporate borrowers, in which hierarchical classifications are established as a result of adding the factors of duration of credit to the expected loss ratio. Assigning of case ratings is carried out when the sales department and branches perform lending procedures relating to the relevant receivables, and reconsideration is done in a timely and appropriate fashion.

• Retail receivables management system
For retail receivables, as a framework for the establishment and management of pool classifications that are subdivided in response to risk characteristics, the retail receivables management system has been introduced for credit assessment, as well as for measurement of credit risk. Allocation of retail receivables to pool classifications is carried out when a sales department or branches perform lending procedures relating to the relevant receivables. Under this system, the credit risk management division reexamines the allocation to pool classifications for all retail receivables is reexamined on the basis of information registered in the system as of the end of March each year.

• Asset assessment system
In our asset assessment system, the Business Departments and branches perform the initial assessment, and responsible supervisory divisions such as the Credit Supervision Departments perform the secondary assessment, paying due attention to ensuring asset soundness, and after going through an internal audit by the Internal Audit Department, the results are reported to the Executive Committee and the Board of Directors. Not only does asset assessment serve as a foundation for the creation of accurate financial statements of Chuo Mitsui, it also functions as a device by which middle management can more accurately ascertain borrower-specific problems, and, when a borrower's credit is in question, the borrower's receivables are classified into "managed receivables" and "caution receivables" corresponding to the degree of credit risk, and future handling policies are formulated and then a follow-up is carried out under the instructions of the credit supervision division.

• **Problematic receivables management and other related matters**
We have established a system by which, when a trigger phenomenon including arrearage or bankruptcy occurs, the Business Departments and branches report on the status to the credit supervision division and the credit risk management division so that any deterioration of credit risk can be promptly ascertained.

Moreover, from the viewpoint of ensuring proper profits, based on the internal rating for each borrower, an "index spread" is determined that corresponds to the risk degree for each case, such as duration of credit and preservation status, and thus efforts are made to improve lending profitability.

Overview of Rating System and Retail Receivables Management System
As to corporate exposures, Chuo Mitsui has prepared four internal rating systems in response to the probability of default of the borrower: "corporation credit rating system," "sovereign credit rating system," "financial institution credit rating system" and "proprietorship credit rating system," and "case rating system," which is a rating system responding to the expected loss ratio, etc., of receivables. As to specialized lending, Chuo Mitsui has developed three internal rating systems to respond to the expected loss ratio, etc., of receivables, which are "project finance credit rating system," "vessel and aircraft credit rating system," and "real estate asset finance credit rating system." In addition, as to retail exposure, a "retail receivables management system" has been prepared.

On individual systems
- In the "corporation credit rating system," for general corporations, a model relating to quantitative assessment based on financial data is built for each industry, and, upon adding a qualitative assessment and an assessment under external ratings, we assign an internal rating; for non-profit organizations, we assign a rating by emphasizing qualitative information including purpose of foundation and founding entity.
- "Sovereign credit rating system" is a system to assign internal ratings upon using external ratings and such of the central government as primary factors.
- "Financial institution credit rating system" is a system to assign internal ratings taking into consideration quantitative and qualitative information upon using external ratings as primary factors.
- "Proprietorship credit rating system" is a system to assign internal ratings using scoring models based on tax declaration documents, etc.
- "Case rating system" is a system to assign internal ratings by adding loan period, etc., to the expected loss ratio.
- "Project finance credit rating system" is a system to assign internal ratings by taking into consideration the standard of DSCR (debt service coverage ratio, the ratio of cash flow to amount of payment of principal and interest) of the subject party and factors particular to the subject project.
- "Vessel and aircraft finance credit rating system" is a system to grant internal ratings by taking into consideration the DSCR standard of the subject party and factors particular to the subject vessels and aircraft.
- "Real estate asset finance credit rating system" is a system to assign internal ratings based on the LTV standard (loan to value, the ratio of loans to projected disposable amount of collateral) of the subject party.
- "Retail receivables management system" is a system to

determine pool classification corresponding to the risk characteristics of the borrowers, risk characteristics of transactions and overdue status, etc.

- In each of the abovementioned systems, the internal rating and pool classification are reexamined more than once per year, and for procedures for assigning the rating and allocation to pool classifications, we stipulate that the risk management division verify the process and operational status on a regular basis and maintain appropriateness.

Estimation of parameters

Relevant to the estimation of parameters, we estimate PD (probability of default) of corporate exposures, and PD, LGD (loss given default) and EAD (exposure at default) of exposure oriented to retail.

Regarding the estimation, based on internal results data, if there is an insufficiency or inconsistency in the data, conservative and appropriate modifications will be added using available information and methods. Estimated value is reexamined once per year; however, if the estimated value is judged not to be in conformance with the actual situation due to a drastic change of external surroundings, etc., parameters will be modified even during the term.

Status of use of each system and parameter estimated value

We utilize the rating system and the retail classification management system in credit assessment and supervision. Case rating is used as a basic factor in the case of setting a lending spread standard ("index spread") that will be the index for lending operations. Balance by internal ratings for the portfolio of Chuo Mitsui is reported to the Executive Committee every three months and used for portfolio management.

Moreover, such parameters as estimated PD by internal rating, PD and LGD estimated for each retail pool classification are utilized for measurement and capital allocation of credit risks.

Verification of each system and estimation of parameters value

Verification relating to the appropriateness of the hierarchy and the PD standard, etc., in the rating system is carried out with a frequency of more than once per year. Moreover, verification relating to the significance and homogeneity of pool classification, etc., as to pool classifications relating to retail exposure is also carried out with a frequency of more than once per year.

As to verification of estimation of parameters, verification such as back testing relating to the estimated parameter value is carried out with a frequency of more than once per year.

If a discrepancy between the estimated value and actual value arises in back testing or if there is any problem in another verification, the factors in that discrepancy or problem are analyzed, and when necessary, we consider reexamining the estimation logic for the parameters and the rating system.

Credit Risk Mitigation Measures

Chuo Mitsui stipulates rules regarding reduction methods for credit risk such as collateral or guarantees in the Rules of Loan and Related Matters to determine basic policies, procedures and managerial obligations with regard to loans.

• Collateral

Collateral is classified into types as deposit collateral, commercial bills, securities, real estate, assignment of obligation, pledge of obligation, and other movables and immovables, and management methods are determined respectively.

Additionally, we have determined assessment methods in response to collateral characteristics in the assessment of collateral, and also rules and manuals for reexamination of assessments.

In regard to assessment method, assessment rates for collateral are set for respective types of collateral, and especially for real estate collateral, assessment rates have been reexamined on the basis of past collateral sales records. Additionally, assessment of marketable securities is reexamined each month and the ratio to the loan is checked.

Moreover, procedures to confirm whether the collateral settlor has lawful title so that the collateral subject to acquisition can be an effective means of preservation, and whether the collateral is perfected by execution of agreements on registration upon acquisition of collateral, are obligatory when advancing a loan.

Upon acquisition of collateral, its effectiveness and marketability is carefully judged and assessed, for example, by considering whether or not there is excessive concentration in the names on collateral share certificates, etc.

• Guarantees

In guarantees, Chuo Mitsui prescribes procedures with corporations (primarily parent companies), credit guarantee associations, guarantee companies and individuals as primary guarantors. Additionally, for lending, Chuo Mitsui confirms whether the guarantor has funds and is a competent person with high creditworthiness, and in addition assigns an internal rating to all corporate guarantors, as used for lending, to assess creditworthiness.

If a guarantor in lending oriented to a corporation is a parent company or a subsidiary of the primary debtor, the guarantor and primary debtor are managed as a unit of the same corporate group, and, additionally, in the case of a guarantee from a party that has a personnel or capital connection with the primary debtor, the guarantor is managed as included in the relevant corporate group, and excessive credit concentration risk is managed through monitoring.

In regard to guarantees for lending to individuals, guarantees by consolidated subsidiaries of Chuo Mitsui account for about 80% thereof, and the greater part of this lending is housing loans with mortgages. As for the remainder of guarantees, about 10% is guaranteed by corporations and several percent is by individuals, and there is no excessive risk concentration.

• Offset
Offset procedures for deposits are performed after ensuring legal effectiveness under Civil Law and Bank Transaction Agreement, etc., executed between borrowers and Chuo Mitsui. Moreover, as for the status of lending and balance of deposits, deposit status is individually checked at the time of lending in response to the balance of lending, and deposit status for each company is ascertained on a daily basis.

• Netting
For application of bilateral netting agreements to be legally effective, Chuo Mitsui obtains a legal opinion under the laws of the country where the counterparty is established or located (countries where overseas branch offices of the counterparty are located) for the transaction type prescribed under International Swap and Derivatives Association (ISDA) master agreements, etc., by which it judges the legal effectiveness.

Counterparty Risk of Derivative Products Transactions and Long-term Settlement Period Transactions
In regard to counterparty risks of derivative products transactions, based on the credit equivalents arrived at by adding future latent exposure (notional principal amounts multiplied by add-on) to the cost of executing an agreement with the same cash flow as of that point with a third party (replacement cost), credit risk management is performed as follows:

• Asset assessment
As the relevant risk is subject for asset assessment, credit risk management is performed through asset assessment implemented on each fiscal term (including quarterly and interim term).

• Credit risk management
For credit risk of derivative products transactions, we conduct monitoring on the status of credit risk amounts and compliance status with allocated capital amount in the same way as the lending operations.

Additionally, monitoring of credit concentration status is carried out together with loans, as subject of management of credit concentration risk.

• Amount posted as assets
Amount of positive replacement cost of derivative product transaction multiplied by the expected loss ratios is deducted from the replacement cost as the credit risk correction amount and then the remainder of the amount is posted as assets.

Market Risk Management System

Basic Policies on Market Risk Management
Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Chuo Mitsui stipulates the basic framework for risk management in the Rules for Risk Management and provides specifics of market risk management in the Rules for Market Risk Management, in accordance with the risk management policies determined by Chuo Mitsui Trust Holdings.

The target of market risk management comprehensively includes foreign exchange and interest rate transactions in trading operations, and in addition, bond portfolios, funds, cross-holding shares, etc., in banking operations.

Market Risk Management System
In regard to market-related transactions, the front office divisions execute transactions, while the back office division confirms the content of these transactions, and the middle office division controls the market risk. Each office category is independent of the others, creating a crosscheck structure. At Chuo Mitsui, the Risk Management Department as the middle office division performs monitoring and reporting of overall market risks on a daily basis. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Market Risk Management System


Board of Directors
Executive Committee
ALM Committee
Allocation of capital
Reporting on risk and profit and loss status
Front office
Monitoring
Middle office
Transaction information
Back office
Transaction management

Market Risk Management Method
The method used by Chuo Mitsui to measure market risk utilizes Value at Risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the historical simulation technique, which is based on an analysis of major historical market data.

Market risk at Chuo Mitsui is contained through the efforts of the middle office division, which monitors the Bank's risk status and ensures compliance to the risk capital amount set by Chuo Mitsui Trust Holdings as the upper limit of market risk assumed. Reports are sent to the assigned Executive Officer on a daily basis.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the middle office division tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 18 years, and uses the results for verification of the appropriateness of Chuo Mitsui Trust Holdings capital allocation plans. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

Comparison of VaR and Actual Profit and Loss



(Millions of yen)
400
300
200
100
0
—100
—200
—300
—400
Actual Profit and Loss
0
100
200
300
400
500
600
700
800
VaR

Assumptions for calculation of VaR
Duration: 1 day
Assumed rate of loss: 1%
Time frame: April 2007 to March 2008 (245 business days)

VaR trading transactions in fiscal 2006 moved within a range of roughly ¥10 million to ¥380 million, and out of 245 business days, daily losses exceeded the VaR on three occasions. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2007 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Liquidity Risk Management

Liquidity risk is twofold. In a cash-flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual. On the cash-flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank makes accurate identification of cash flow risk double sure by letting the Risk Management Department handle risk management for the Treasury Department, which is responsible for controlling cash flow risk. On the market front, trading limits are set for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Risk Management Department monitors compliance conditions to keep amounts within the assigned limits as the middle office division.

ALM Management

In regard to ALM, the Corporate Planning Department carries out overall supervision of ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as monitoring of interest rate risk.

Moreover, an ALM Committee has been established for the purpose of integrally managing flexible operations of market-related business based on interest rate trends, or various types of hedge operations, and deliberating on matters regarding ALM, to meet monthly or more frequently.

At the ALM Committee, asset and liability status, market risk and cash flow risk situations and other related matters are reported along with discussion on investment policies for bonds and stock, capital plan formulation, and hedge operation implementation and other matters.

For implementation of multi-dimensional risk monitoring, Chuo Mitsui uses such methods as gap analysis by maturity ladder on interest rate change period basis, interest rate sensitivity analysis by BPV (basis point value), periodical profit and loss simulation analysis based on multiple interest rate scenarios, present value fluctuation analysis under interest rate shock relating to the outlier standards as the ALM management method.

[Maturity Gap]
Method of ascertaining interest rate risk by sorting assets and liabilities in contract units by interest rate change period and looking at the difference (gap) between assets and liabilities in each particular period.

[BPV]
Method of ascertaining interest rate risk for assets and liabilities by the amount of volatility in current value when interest rate yield curves shift in parallel by 0.01%.

[Periodic Profit and Loss Simulation]
Method of ascertaining the degree of impact on periodic profits and losses due to interest rate volatility with assumptions that include future balance, spread, applicable interest rate, etc., based on certain interest rate scenarios.

[Interest Rate Risk Relating to Outlier Standards]
Method of ascertaining interest rate risk of assets and liabilities by the amount of change in present value under interest rate shock based on the range of past interest rate volatility, and of ascertaining the level of interest rate risk amounts using the ratio to capital (Tier I + Tier II).

Assumptions in calculation of the amount of interest rate risk relating to the outlier standards are as follows:

• Interest rate shock
For the yen and dollar, 99 percentile value and 1 percentile value of interest rate fluctuation measured within a period of holding of 1 year and a period of observation of 5 years, and for other currency, interest rate shock by parallel transfer of up and down 2% is applied.

• Core deposit
A core deposit is defined as a deposit that stays for a long period without being withdrawn from liquidity deposits (ordinary deposits and current deposits, etc.). The amount of core deposit is defined as the smallest among 1) minimum balance in the past 5 years, 2) the amount arrived at by deducting the maximum annual amount of outflow in the past 5 years from the current balance, or 3) 50% of the current balance. It is assumed to reach maturity, with a monthly equal cash outflow, in 5 years.

Operational Risk Management System

Basic Policy on Operational Risk Management
Operational risk is the danger of losses arising from inadequate or failed internal processes, inappropriate actions by staff, and unacceptable use or malfunction of in-house systems, as well from as the occurrence of external incidents that adversely impact operations. This risk category includes procedural risk, system risk, legal risk, human risk and tangible fixed asset risk. Chuo Mitsui manages operational risks which are identified in all the operations. The risks are appropriately assessed and ascertained in both qualitative and quantitative aspects and endeavors to mitigate the operational risks by implementing preventive and/or recovery measures in case of appearance of a risk. For calculation of amount of operational risk equivalents under Basel II, we use TSA (the Standardised Approach).

Operational Risk Management System
At Chuo Mitsui, the Risk Management Department supervises overall operational risk management, and, in collaboration with the Operations Administration Department, System Planning Department, Legal Department, Personnel Department and General Affairs Department, etc., which are the respective managerial divisions of procedural risk, system risk, legal risk, human risk and tangible fixed asset risk, strives to improve and upgrade the risk management system.

Operational Risk Management Method
In order to qualitative assess and ascertain the operational risk inherent in each business, we carry out self-assessment on the status of each business line and control status relating to the relevant risk (control self-assessment, "CSA" hereinafter) semi-annually. Additionally, for qualitative assessment and measurement of operational risks, we measure operational risk amounts on a quarterly basis on the basis of the actual loss amounts caused by operational risks (internal loss data), and risk scenarios created by referring to exernal loss date, in the view of CSA results and business environment, etc.

Based on the recognition of operational risks which have been ascertained qualitatively and quantitatively, each managerial division of Chuo Mitsui implements measures to mitigate risks such as improvement of various rules and operating system. Meanwhile, the Risk Management Department has established the framework of the PDCA (Plan Do Check Act) cycle in the operational risk management by verifying the effects of such measures for risk mitigation in the next and subsequent CSAs and the measurement of operational risk amounts.

Image Flow


Internal loss data
Measurement of the risk
Verification of the effects of risk mitigation measures
External loss data
Risk scenario
Business environment
Verification of the effects of risk mitigation measures via CSA
PDCA cycle
Preparation of risk mitigation measures
Ascertain the risk
Implement the risk mitigation measures

Risk Management Policies Regarding Equity Exposures in Bank Accounts

Basic Policies of Risk Management Regarding Equity Exposures

We measure risk amounts for capital subscriptions or equity exposures in the banking account in accordance with the following risk management system and methods, and, based on the results, we verify whether the risk amount is proper compared to the capital, and control the proper risk amount.

Risk Management System Regarding Equity Exposures

• Risk amount measurement

For marketable stock using historical data, based on the market price change range over the past 3 years for the name held, the market risk amount is measured with regard to price volatility.

Additionally, with regard to credit risk, taking into consideration credit concentration risk, we measure the credit risk amount together with the amount of loan, etc.

• Asset assessment

For equity exposures subject to asset assessment, we perform credit risk management through asset assessment implemented at each fiscal term (including quarterly and interim term).

Asset assessment targets the entire amount of exposure for assessment, and through initial assessment by the Business Departments and branches, secondary assessment by the credit supervision division, and then through an internal audit by the Internal Audit Department, the results are reported to the Executive Committee and Board of Directors.

Risk Management Method

In regard to equity exposures, risk management supervision division performs monitoring with regard to the status of credit risk and market risk amounts, as well as the status of compliance with capital allocation amounts, and report on the status of risk amounts to the Executive Committee and the Board of Directors on a monthly basis.

Additionally, in order to eliminate excessive credit concentration in a specific industry, internal rating classification, borrower or group, we monitor equity exposures together with lending on a monthly basis and report to the Investment and Credit Committee. Monitoring is also implemented for the status of balance and credit risk amount by industry each quarter, and the results are reported to the Executive Committee.

Transaction Policies and Risk Management System Regarding Securitization Exposure

Policies on Securitization Transactions

There are two cases of securitization transactions: the case where we are involved in the establishment of underlying assets for securitization transactions as originator, and the case where we acquire securitization exposure as investor by investment in securitization products.

In securitization transactions as originator, there are securitization of housing loans primarily aiming to improve ALM control and asset efficiency, and securitization of real estate asset finance aiming at financing intermediacy business or improvement of asset efficiency. As for securitization of housing loans, we will reserve subordinated beneficial interest after securitization as well and hold principal risk of a certain extent; however, in securitization of real estate asset finance, principal risk will be transferred.

Acquisition of securitization exposure as investor is performed for the purpose of ensuring proper profits based on risk.

Internal Control of Securitization Transactions

With respect to securitization transactions as originator, from the viewpoint of ALM control and improvement of asset efficiency, we examine the scale of the transaction and the scheme adequately, and check the legal aspects of the agreement as well. It is determined that decisions will be made by the Board of Directors after the Executive Committee in the case of securitization of receivables of a certain value or greater.

Concerning acquisition of securitization exposure as an investor, we set the ceiling for the amount and investment period by case and by name for which investment is allowed in the decision by the general manager responsible in accordance with the rating; and for those with ratings of a certain level or below, all decisions shall be made by the president.

Risk Management Method

Concerning securitization transactions as originator, we carry out credit risk management of loan receivables, which are the underlying assets, using the methods of asset assessment system and internal rating system, just as with other loan assets. We also strictly manage cash flow risk, relating to securitization.

Concerning securitization transactions as investor, for each product acquired, we measure the credit risk based on external ratings, underlying assets and subordinated complementation ratio, etc. Also, we measure the interest rate risk fluctuation relating to capital transfer as the reimbursements progress.

Accounting Standards Regarding Securitization Transactions (In case of securitization of financial assets held by Chuo Mitsui)

In securitization transactions, we recognize these as sales of assets when the sales proceeds are paid.

If we have equity reserved for securitization exposure, we consider the difference between the market value by the DCF method for the entire underlying assets and market value of equity for transfer as market value of the reserved equity, and calculate the book value for equity for transfer and equity for reserve by dividing the book value of the entire underlying asset by the market value. As to equity for transfer, we recognize the difference between the book value and the market value as capital gains or losses, and as to the reserved equity, since the extinguishment requirements of financial assets are not satisfied, we do not recognize capital gains or losses.

If there is a difference between the book value and face value of reserved equity, in the period until completion of reimbursement of equity for transfer, the book value is modified in response to the cash flow of the entire underlying asset.

Management System Relating to Other Risks

We will reexamine risks to be managed on an ongoing basis by assuming every risk within the integrated risk management and continue to make efforts to maintain an integrated risk management system.

Internal Audit System

The Internal Audit Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Chuo Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits to verify the suitability and effectiveness of the internal control structure at all divisions and subsidiaries. The results of internal audits are promptly reported to the Board of Directors and the Internal Control Executive Committee. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

● Chuo Mitsui Asset Risk Management System

Risk Management System

In order to build a proper risk management system in accordance with the risk management policies formulated by Chuo Mitsui Trust Holdings, the Board of Directors at Chuo Mitsui Asset, as a trust bank specializing in pension and securities trust businesses, established the Rules for Risk Management. This document sets out the Bank's basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control, and the regulations based on these rules detail the content of specific standards in each type of risk.

In regard to administrative structure, the Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Executive Committee also works toward a healthier business foundation by identifying bankwide risk and considering overall business administration.

Chuo Mitsui Asset has established management departments for each type of risk, and the Risk Management Department manages overall control and credit risk, market risk, liquidity risk, and operational risk, and the Operations Administration Department and other head office departments manage procedural risks, the System Planning Department manages system risks, the Legal Department manages legal risks, the Personnel Department manages human risks, and the General Affairs Department manages tangible fixed asset risks.

In addition, the capital allocation plan and plans for its reexamination of which Chuo Mitsui Trust Holdings notifies Chuo Mitsui Asset are reported to the Executive Committee and the Board of Directors, and each department that receives allocation of capital according to the plan engages in business operations in compliance with the relevant amount of capital.

The risk management supervision division monitors the status of compliance with the capital allocation plan, and if it is predicted that a particular division's risk exceeds or is likely to exceed the amount of capital allocated to the division, they promptly report to Mitsui Trust Holdings and consult on measures for handling.

The risk management system instructed by Mitsui Trust Holdings has been added as an issue to be handled in the internal management plan formulated each fiscal year, and efforts have been made toward its upgrading.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. But the Bank takes the view that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management. Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category. For designated trusts, Chuo Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters. For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Credit Risk Management System

Basic Policies and Management System for Credit Risk

In principle, Chuo Mitsui Asset does not engage in lending so credit risk remains limited; however, we stipulate the specific content of credit risk management in the Rules for Credit Risk Management and strive for proper management.

Management of credit risk is performed by the Risk Management Department targeting interbank transactions such as call and negotiable deposits. In the credit risk management system, we prescribe measurement of credit risks, monitoring and reporting, asset assessment, and risk assessment methods upon the introduction of new products and new business.

Credit Risk Management System

The risk management division management carries out measuring and monitoring of credit risk amounts, and report the status of risk amounts to the Executive Committee and Board of Directors on a monthly basis.

Asset assessment is performed at the headquarters responsible for subject assets with sufficient attention to ensuring the soundness of assets, and the results are reported to the Executive Committee and Board of Directors after going through an internal audit by the Internal Audit Department.

Market Risk Management System

Basic Policies and Management System for Market Risk Management

Chuo Mitsui Asset is a trust bank specializing in wholesale trusts with pension trusts and securities trusts as core businesses, and our policy is to take on only extremely limited risks as we limit market-related transactions to those related to cash flow and procurement of government bonds for settlement collateral; however, we stipulate the specific content of market risk management in the Rules for Market Risk Management and strive for proper management.

The target for market risk management comprehensively includes bond portfolios and cross-holding shares, etc., in banking operations.

In regard to market-related transactions, the front office divisions execute transactions, while the back office division

confirms the content of transactions, and the middle office division controls the market risks. Each office category is independent of the others, creating crosscheck structure. The Risk Management Department as the middle office division performs monitoring and reporting of overall market risks on a daily basis. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Market risk is limited for Chuo Mitsui Asset, as we only own government bonds for settlement collateral, call transactions, and small-scale cross-holding shares.

Market risk amounts and BPV monitored by the middle office division are reported to the assigned Executive Officer on a daily basis, and the risk amount status is reported to the Executive Committee and the Board of Directors on a monthly basis.

Liquidity Risk Management and ALM Management

For cash flow risks, Chuo Mitsui Asset has set guidelines for cash gaps, and monitors compliance status. Through the roles of the Corporate Planning Department controlling cash flows and the Risk Management Department conducting risk management, we ensure that our management of cash flow risk is impeccable. As we do not engage in business such as acceptance of deposits from corporations and individuals as other banks, nor perform operations to invest in securities, etc., for the purpose of gaining profits, liquidity risk is limited to cash flows relating to the purchase of government bonds for settlement collateral.

For ALM as well, cash flow management is the main operation, and the Corporate Planning Department supervises overall ALM operations, and the Risk Management Department is responsible for management and analysis relating to ALM, such as risk monitoring.

Operational Risk Management System

Basic Policies for Operational Risk Management

Chuo Mitsui Asset manages operational risks which are identified in all the operations. The risks are appropriately assessed and ascertained in both qualitative and quantitative aspects and endeavors to mitigate the operational risks by implementing preventive and/or recovery measures in case of appearance of a risk.

Operational Risk Management System

At Chuo Mitsui Asset, the Risk Management Department supervises overall operational risk management, and, in collaboration with the Operations Administration Department, System Planning Department, Legal Department, Personnel Department and General Affairs Department, etc., which are the respective managerial divisions of procedural risk, system risk, legal risk, human risk and tangible fixed asset risk, strives to improve and upgrade the risk management system.

Operational Risk Management Method

In order to qualitatively assess and ascertain the operational risk status inherent in each business, we carry out self-assessment on the status of each business line and control status relating to the relevant risk (control self assessment, "CSA" hereinafter) semiannually. Additionally, for qualitative assessment and measurement of operational risks, we measure operational risk amounts on a quarterly basis on the basis of the actual loss amounts caused by operational risks (internal loss data), and risk scenarios created by referring to external loss data, in the view of CSA results and business environment, etc. Based on the recognition of operational risks which have been ascertained qualitatively and quantitatively, each managerial division of Chuo Mitsui Asset implements measures to mitigate risks such as improvement of various rules and operating system. Meanwhile, the Risk Management Department has established the framework of the PDCA (Plan Do Check Act) cycle in the operational risk management by verifying the effects of such measures for risk mitigation in the next and subsequent CSAs and the measurement of operational risk amounts.

Image Flow


Internal loss data
External loss data
Business environment
Risk scenario
Measurement of the risk
Verification of the effects of risk mitigation measures
PDCA cycle
Preparation of risk mitigation measures
Verification of the effects of risk mitigation measures via CSA
Ascertain the risk
Implement the risk mitigation measures

Risk Management Policies Regarding Equity Exposures in Bank Accounts

Basic Policies of Risk Management and the Risk Management System Regarding Equity Exposures

We have no equity exposures in principle but if we hold it as an exception, we perform management corresponding to its scale.

In the management system, the Risk Management Department performs measurement, monitoring and reporting of credit risk and market risk, and the Corporate Planning Department is in charge of summarizing and reporting of asset assessment.

Risk Management Method

As to equity exposures as well, the risk management supervision division performs monitoring of the status of amounts of credit risk and market risk, and report the risk amount status to the Executive Committee and Board of Directors on a monthly basis.

Transaction Policies and Risk Management System Regarding Securitization Exposure

We do not engage in transactions applicable to either the case where we would be involved in establishment of underlying assets for securitization transactions as originator, or the case where we would acquire securitization exposure as investor by investment in securitization products.

Internal Audit System

At Chuo Mitsui Asset, the Internal Auditing Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Chuo Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits of all divisions, and verifies the suitability and effectiveness of such aspects as the internal control structure. The results of internal audits are reported to the Board of Directors and the Internal Control Executive Committee.

In addition, a system is in place for instructing a relevant operating unit to implement corrective measures, should problems appear in the internal control structure or other pertinent system of that unit.

Basel II Related Data

Chuo Mitsui Trust Holdings, Inc.

Table of Contents

Consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Non-dilutive preferred securities (including non-dilutive preferred securities with step-up interest rate provisions)
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used: the foundation internal ratings-based approach

2. Scope of application of the internal ratings-based approach and scope of application of the standardised approach: for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be exempted from application and the standardised approach is used.

   [Business units under the standardised approach]
   Assets not occurring incidental to credit transactions, or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.

   [Assets under the standardised approach]
   Business units whose primary business is not credit business.
   23 companies within the scope of consolidation of the holding company are the business units for which application was excluded (as of end of March, 2008)

3. Phased roll-out application: N.A.

4. Rating agency used for the standardised approach: Rating and Investment Information, Inc.
   However, for corporate exposures, we apply 100% risk weight to all.

5. Securitization Exposure
   Credit risk weighted asset amount calculation method:
   - for those with external ratings: the external ratings-based approach
   - for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula
   - for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction

   Rating agency to be used:
   Rating and Investment Information, Inc.
   Japan Credit Rating Agency, Ltd.
   Moody's Investors Service Inc.
   Standard & Poor's Ratings Services
   Fitch Ratings Limited

Operational Risks

- Method used in calculation of operational risk equivalents: the standardised approach

Matters Concerning Scope of Consolidation

• Difference between companies that belong to the group of companies subject to calculation of the consolidated capital adequacy ratio (the "Holding Company Group") and companies included within the consolidation scope in accordance with the consolidated financial statements rules (Regulations for Terminology, Forms and Preparation of Consolidated Financial Statements):	The consolidated capital adequacy ratio is calculated by including financial subsidiaries that are not consolidated, since Article 5, Paragraph 2 of Consolidated Financial Statements Rules is applicable, and companies that adopt the method of pro rata consolidation pursuant to Article 21 of the Consolidated Capital Adequacy Ratio Notification, with the companies that are within the scope of consolidation in preparation of consolidated financial statements
• Of the Holding Company Group, the number of consolidated subsidiaries, name of principal consolidated subsidiaries, and descriptions of their primary businesses:	Number of consolidated subsidiaries: 27 Primary consolidated subsidiaries: The Chuo Mitsui Trust and Banking Company, Limited (trust banking business) Chuo Mitsui Asset Trust and Banking Company, Limited. (trust banking business) Chuo Mitsui Asset Management Co., Ltd. (investment trust management business) Chuo Mitsui Capital Co., Ltd. (private equity fund management business) Chuo Mitsui Guarantee Co., Ltd. (credit guarantee business) Chuo Mitsui Card Co., Ltd. (credit card business) CMTB Equity Investments Co., Ltd. (securities operation management) Chuo Mitsui Finance Service Co., Ltd. (loan business)
• Number of affiliates engaging in financial businesses applicable to Article 21 of the Consolidated Capital Adequacy Ratio Notification, names of primary affiliates engaging in financial businesses, and descriptions of their primary businesses:	Number of affiliates, etc. engaging in financial businesses: 1 Name: Japan Trustee Services Bank, Ltd. Primary businesses: trust banking business
• Number of companies subject to items for deduction indicated in a. to c. of Article 20, Paragraph 1, Item 2 of Consolidated Capital Adequacy Ratio Notification, names of primary companies, and descriptions of their primary businesses:	N.A.
• Number of companies which belong to companies indicated in Article 52-23, Paragraph 1, Item 10 of Bank Law and that exclusively operate businesses indicated in a. of the relevant Item, or companies which belong to companies indicated in Item 11 of the relevant Paragraph, and that do not belong to the Holding Company Group and the names of the primary companies, and descriptions of the primary businesses:	N.A.
• Overview of restrictions relating to transfer of funds and capital inside Holding Company Group:	N.A.
• Of companies subject to items for deduction as indicated in a. to c. of Article 20, Paragraph 1, Item 2 of Consolidated Capital Adequacy Ratio Notification, names of companies that have less capital than regulatory required capital, and the total amount less than the required capital:	N.A.

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2007	March 31, 2008
Tier I capital		
Capital stock	261,608	**261,608**
Non-cumulative perpetual preferred stock of above	200,125	**181,625**
New stock application margin	—	**—**
Capital surplus	127,342	**127,347**
Retained earnings	378,780	**441,585**
Treasury stock (-)	195	**261**
Treasury stock application margin	—	**—**
Projected amount of distributed income (-)	9,003	**10,926**
Evaluation loss on other securities (-)	—	**—**
Foreign currency translation adjustment	53	**(66)**
Stock acquisition rights	—	**—**
Minority interests of consolidated subsidiaries and affiliates	103,543	**146,480**
Non-dilutive preferred securities issued by overseas SPCs among above	100,500	**142,500**
Trade right equivalent amount (-)	—	**—**
Goodwill equivalent amount (-)	41,575	**39,572**
Intangible fixed asset equivalent posted by corporate consolidation, etc. (-)	—	**—**
Amount equivalent to capital increase due to securitization transactions (-)	43,673	**34,763**
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (-)	12,349	**13,374**
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	764,529	**878,057**
Amount of deferred tax assets deducted (-)	—	**—**
Total Tier I capital (A)	764,529	**878,057**
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	33,000	**75,000**
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	—	**—**
General reserve for possible loan losses (Note 3)	25	**0**
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	—	**—**
Liability type fundraising means	296,007	**263,761**
Perpetual subordinated bonds of above (Note 5)	146,507	**121,261**
Fixed-term subordinated bonds and fixed-term preferred stock (Note 6)	149,500	**142,500**
Amount not calculated into tier II capital (-)	—	**—**
Total Tier II capital (C)	296,033	**263,762**
Items for deduction (Note 7) (D)	18,727	**19,470**
Capital Amount (E) = (A) + (C) — (D)	1,041,835	**1,122,349**
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount	8,007,417	**7,528,769**
Asset (on-balance sheet) items	6,882,127	**6,408,511**
Off-balance sheet transaction items	1,125,290	**1,120,257**
Amount arrived at by dividing operational risk equivalents by 8%	576,758	**580,232**
Amount arrived at by multiplying 25.0 {(amount arrived at by multiplying the rate prescribed in the Notification with former required capital) minus (amount of new required capital)} by 25.0	—	**—**
Total (F)	8,584,176	**8,109,001**
Consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	12.13%	**13.84%**
(A)/(F) x 100	8.90%	**10.82%**
(B)/(A) x 100	4.31%	**8.54%**

Notes:
1. Composition of capital and capital adequacy ratio, etc. as of March 31, 2008 are calculated in accordance with Financial Services Agency Notification No. 20 of 2006 (the "Consolidated Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 17, Paragraph 2 of Consolidated Capital Adequacy Ratio Notification, in other words, stock, etc., that has the probability of redemption including those adding a step-up interest rate and other special provisions (including non-dilutive preferred securities issued by overseas SPCs).
3. Amount of portion to which standardised approach is adopted is stated.
4. For trust account with an agreement on compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.

5. Meaning liability fundraising means as indicated in Article 18, Paragraph 1, Item 3 of the Consolidated Capital Adequacy Ratio Notification, and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases,
   (3) Should supplement loss while business is ongoing,
   (4) That for which interest payment obligation postponement is allowed.
6. These are those indicated in Article 18, Paragraph 1, Items 4 and 5 of the Consolidated Capital Adequacy Ratio Notification. However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 20, Paragraph 1, Item 1 of the Consolidated Capital Adequacy Ratio Notification, amount equivalent to investment in those set in Item 2 of the relevant paragraph, the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof and those indicated in Item 2 above.
8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to internal management system relating to calculation of the consolidated capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the consolidated capital adequacy ratio itself, or internal controls relating to the calculation of the consolidated capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30).
9. Consolidated capital adequacy ratio (International Unified Standard) as of March 31, 2008, which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 216 of the Consolidated Capital Adequacy Ratio Notification, is 13.78% (Tier 1 ratio: 10.49%).

We issued "preferred investment securities issued by foreign SPCs" as follows, and, as for non-dilutive preferred securities issued by MTH Preferred Capital 1 (Cayman) Limited, MTH Preferred Capital 3 (Cayman) Limited, MTH Preferred Capital 4 (Cayman) Limited, MTH Preferred Capital 5 (Cayman) Limited and CMTH Preferred Capital 6 (Cayman) Limited, we accounted for these in "tier I capital" of "Consolidated Capital Adequacy Ratio."

Issuer	MTH Preferred Capital 1 (Cayman) Limited	MTH Preferred Capital 3 (Cayman) Limited	MTH Preferred Capital 4 (Cayman) Limited
Types of securities issued	Dividend non-cumulative preferred stock	Dividend non-cumulative preferred securities	Dividend non-cumulative preferred stock
Redemption date	No provisions	No provisions	No provisions
Voluntary redemption	Redeemable voluntarily on each dividend payment date in July 2012 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2013 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2014 and thereafter (however, prior approval by supervising agencies is required)
Total issue amount	27.5 billion yen	30.0 billion yen	10.0 billion yen
Paid-in date	March 25, 2002	March 24, 2003	March 22, 2004
Dividend payment date	July 25 and January 25 every year	July 25 and January 25 every year	July 25 and January 25 every year
Dividend rate	Variable dividend (no step-up)	Variable dividend (no step-up)	Variable dividend (no step-up)
Outline of conditions with regards to dividend payments	(1) A dividend on the Preferred Stock shall be paid within the scope of our distributable payments profit amount in the most recent fiscal year (if there is a dividend on our preferred stock, amount after deducting the amount) (2) Dividend occlusion conditions If any one of the following events is applicable, a dividend on the Preferred Stock shall not be paid: (i) When we did not pay a dividend on our preferred stock relating to the most recent fiscal year, (ii) When we deliver to the issuer a certificate to the effect that we are in a state of insolvency, (iii) When our capital adequacy ratio is below the standard required under the regulations, (iv) When we issue instructions not to pay dividend to issuer. (3) Compulsory dividend When we distribute a dividend on the common stock of the Company relating to the most recent fiscal year, a dividend on the Preferred Stock shall be made in the entire amount. However, the restrictions as in (1) and (2) (ii) (iii) above shall be applicable.	Same as left	Same as left
Right to claim the remaining assets	Shareholders of the Preferred Stock shall hold the right to claim the remaining assets of the substantially same priority order as the Preferred Stock	Same as left	Same as left

Issuer	MTH Preferred Capital 5 (Cayman) Limited	MTH Preferred Capital 6 (Cayman) Limited
Types of securities issued	Dividend non-cumulative preferred stock	Dividend non-cumulative preferred stock
Redemption date	No provisions	No provisions
Voluntary redemption	Redeemable voluntarily on each dividend payment date in July 2017 and thereafter (however, prior approval by supervising agencies is required)	Redeemable voluntarily on each dividend payment date in July 2018 and thereafter (however, prior approval by supervising agencies is required)
Total issue amount	33.0 billion yen	42.0 billion yen
Paid-in date	March 1, 2007	March 15, 2008
Dividend payment date	July 25 and January 25 every year	July 25 and January 25 every year
Dividend rate	Fixed dividend initially (however, on and after the dividend payment date that comes after July 2017, variable dividend will be applied and a step-up dividend will be added)	Fixed dividend initially (however, on and after the dividend payment date that comes after July 2018, variable dividend will be applied and a step-up dividend will be added)
Outline of conditions with regards to dividend payments	(1) A dividend on the Preferred Stock shall be paid within the scope of our distributable payments profit amount in the most recent fiscal year (if there is a dividend on our preferred stock, amount after deducting the amount) (2) Dividend occlusion conditions If any one of the following events is applicable, a dividend on Preferred Stock shall not be paid: (i) When we did not pay a dividend on our preferred stock relating to the most recent fiscal year, (ii) When we deliver to the issuer a certificate to the effect that we are in a state of insolvency, (iii) When our capital adequacy ratio is below the standard required under the regulations, (iv) When we issue instructions not to pay dividend to issuer. (3) Compulsory dividend When we distribute a dividend on the common stock of the Company relating to the most recent fiscal year, a dividend on the Preferred Stock shall be made in the entire amount. However, the restrictions as in (1) and (2) (ii) (iii) above shall be applicable.	Same as left
Right to claim the remaining assets	Shareholders of the Preferred Stock shall hold the right to claim the remaining assets which is essentially at the substantially same priority order as the Preferred Stock	Same as left

Matters Concerning Capital Adequacy Levels
Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Portfolio applicable to the standardised approach	12,433	**9,888**
Business units under the standardised approach	10,963	**8,738**
Assets under the standardised approach	1,083	**1,150**
Exposures under the standardised approach (Note 1)	387	**—**
Portfolio applicable to the internal ratings-based approach	579,718	**545,110**
Corporate exposures	463,381	**380,999**
Sovereign exposures	1,449	**1,153**
Bank exposures	28,490	**28,305**
Residential mortgage exposures	27,474	**53,972**
Qualifying revolving retail exposures	1,133	**2,068**
Other retail exposures	23,547	**32,522**
Other exposures (Note 2)	34,242	**46,088**
Securitization exposure	61,751	**56,933**
Total (A)	653,904	**611,932**

Notes:
1. Credit and receivables held by Chuo Mitsui Card Co., Ltd. For March 31, 2008, however, internal ratings-based approach was applied to the portfolio.
2. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
3. Calculation method of required capital amount for the credit risk is as follows (though the Group uses domestic standard), as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Portfolio which the standardised approach is applicable: amount of credit risk weighted asset x 8% + capital deduction amount
   Portfolio which the internal ratings-based approach is applicable and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for the credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Market-based approach	43,993	**9,502**
Simple risk weight method	43,993	**9,502**
PD/LGD approach	16,706	**8,168**
Those applicable to the transitional measure (Note 1)	46,589	**44,341**
Total (B)	107,810	**62,012**

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of Supplementary Rules of Consolidated Capital Adequacy Ratio Notification.
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (though the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
   Those applicable to simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
   Those applicable to the PD/LGD approach: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
   Those applicable to the transitional measure: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Look-through formula	76,735	**75,523**
Modified simple majority method	6,013	**23,771**
Operational standards method	10	**13,861**
Simple risk weight method	—	—
Those applicable to 400% risk weight	—	—
Those applicable to 1250% risk weight	—	—
Total (C)	82,759	**113,156**

Note: Calculation method of required capital amount for the credit risk relating to funds is as follows (though the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount)
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Standardised approach	46,140	**46,418**
Total (D)	46,140	**46,418**

(5) Total amount of consolidated required capital

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Total amount of consolidated required capital (Note 1)	686,734	**648,720**

Notes:
1. (Total amount of credit risk weighted asset + Operational risk equivalents/8%) x 8%
2. Though the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the total amount of consolidated required capital.

Matters Concerning Credit Risks

(except for exposure relating to funds and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**	**Average balance of exposure during the term**
Standardised approach	668,188	**636,336**	**620,951**
Loaned money, call loans, deposits, etc.	398,229	**302,500**	**316,709**
Securities	269,212	**308,179**	**296,474**
Derivative transactions	—	—	—
Off-balance sheet transactions	745	**25,655**	**7,767**
Commitment	—	—	—
Trusts with an agreement on compensation for principal	—	—	—
Repo-style transactions	—	—	—
Other	745	**25,655**	**7,767**
Internal ratings-based approach	12,698,602	**13,633,403**	**13,222,365**
Loaned money, call loans, deposits, etc.	7,943,756	**8,296,054**	**8,002,498**
Securities	2,791,610	**3,264,243**	**3,055,951**
Derivative transactions	64,763	**100,637**	**84,329**
Off-balance sheet transactions	1,898,470	**1,972,467**	**2,079,586**
Commitment	361,538	**423,023**	**385,667**
Trusts with an agreement on compensation for principal	696,845	**612,744**	**649,148**
Repo-style transactions	49,943	**96,817**	**66,358**
Other	790,142	**839,881**	**978,410**
Total	13,366,790	**14,269,739**	**13,843,316**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default.
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 496,186 million yen are not included in above.
3. The internal ratings-based approach application exclusion portion is described in the standardised approach.
4. The average balance of exposure during the term is the average value for respective quarterly term-end balances.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Domestic	12,052,469	**12,757,591**
Loaned money, call loans, deposits, etc.	7,599,239	**8,276,679**
Securities	2,586,135	**2,564,337**
Derivative transactions	14,060	**32,678**
Off-balance sheet transactions	1,853,035	**1,883,896**
Commitment	353,365	**390,315**
Trusts with an agreement on compensation for principal	696,814	**612,551**
Repo-style transactions	14,603	**49,765**
Other	788,251	**831,263**
Overseas	1,314,320	**1,512,147**
Loaned money, call loans, deposits, etc.	742,748	**321,875**
Securities	474,687	**1,008,086**
Derivative transactions	50,703	**67,958**
Off-balance sheet transactions	46,180	**114,226**
Commitment	8,172	**32,707**
Trusts with an agreement on compensation for principal	31	**193**
Repo-style transactions	35,340	**47,051**
Other	2,636	**34,273**
Total	13,366,790	**14,269,739**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default.
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 496,186 million yen are not included in above.
3. The internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Sovereign	3,533,661	**3,590,932**
Central government	3,104,892	**3,203,461**
Loaned money, call loans, deposits, etc.	281,368	**161,567**
Securities	2,249,323	**2,383,084**
Derivative transactions	—	**—**
Off-balance sheet transactions	574,200	**658,808**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	24	**—**
Repo-style transactions	—	**—**
Other	574,176	**658,808**
Local public organizations	59,322	**60,452**
Loaned money, call loans, deposits, etc.	18,634	**18,336**
Securities	3,089	**1,297**
Derivative transactions	—	**—**
Off-balance sheet transactions	37,598	**40,818**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	6,917	**6,122**
Repo-style transactions	—	**—**
Other	30,681	**34,696**
Other	369,446	**327,018**
Loaned money, call loans, deposits, etc.	293,838	**267,950**
Securities	57,620	**51,940**
Derivative transactions	—	**—**
Off-balance sheet transactions	17,987	**7,127**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	11,618	**6,905**
Repo-style transactions	—	**—**
Other	6,369	**221**
Financial institutions	1,194,355	**1,719,173**
Loaned money, call loans, deposits, etc.	627,246	**702,482**
Securities	461,223	**812,844**
Derivative transactions	38,980	**71,069**
Off-balance sheet transactions	66,904	**132,777**
Commitment	14,065	**20,499**
Trusts with an agreement on compensation for principal	1,777	**1,718**
Repo-style transactions	49,860	**95,426**
Other	1,201	**15,132**
Business corporations	6,272,216	**6,091,270**
Loaned money, call loans, deposits, etc.	5,112,095	**5,184,498**
Securities	289,567	**323,256**
Derivative transactions	25,783	**29,568**
Off-balance sheet transactions	844,771	**553,946**
Commitment	327,438	**350,888**
Trusts with an agreement on compensation for principal	342,386	**62,902**
Repo-style transactions	83	**1,390**
Other	174,862	**138,765**

(continues to right column)

(continued from left column) (Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Individual	2,084,062	**2,804,170**
Loaned money, call loans, deposits, etc.	1,726,309	**2,199,526**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	357,753	**604,643**
Commitment	20,034	**51,635**
Trusts with an agreement on compensation for principal	334,121	**535,096**
Repo-style transactions	—	**—**
Other	3,597	**17,912**
Special international financial transaction account portion	282,493	**64,192**
Loaned money, call loans, deposits, etc.	282,493	**64,192**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	—	**—**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Total	13,366,790	**14,269,739**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default.
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 496,186 million yen are not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Business Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Manufacturing	972,033	**1,042,075**
Loaned money, call loans, deposits, etc.	741,599	**797,656**
Securities	46,050	**43,610**
Derivative transactions	2,376	**3,105**
Off-balance sheet transactions	182,007	**197,702**
Commitment	137,915	**160,424**
Trusts with an agreement on compensation for principal	18,649	**14,413**
Repo-style transactions	—	**—**
Other	25,443	**22,864**
Agriculture	975	**171**
Loaned money, call loans, deposits, etc.	971	**164**
Securities	—	**—**
Derivative transactions	0	**—**
Off-balance sheet transactions	3	**7**
Commitment	—	**7**
Trusts with an agreement on compensation for principal	3	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Forestry	215	**224**
Loaned money, call loans, deposits, etc.	215	**220**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	—	**3**
Commitment	—	**3**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Fishery	4,349	**8**
Loaned money, call loans, deposits, etc.	4,347	**3**
Securities	—	**—**
Derivative transactions	2	**—**
Off-balance sheet transactions	—	**5**
Commitment	—	**5**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Mining industry	15,727	**6,602**
Loaned money, call loans, deposits, etc.	4,563	**3,068**
Securities	—	**—**
Derivative transactions	23	**45**
Off-balance sheet transactions	11,140	**3,488**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	16	**6**
Repo-style transactions	—	**—**
Other	11,124	**3,482**
Construction	132,839	**134,688**
Loaned money, call loans, deposits, etc.	94,973	**100,431**
Securities	4,507	**1,400**
Derivative transactions	234	**132**
Off-balance sheet transactions	33,123	**32,724**
Commitment	29,056	**29,392**
Trusts with an agreement on compensation for principal	2,775	**2,201**
Repo-style transactions	—	**—**
Other	1,291	**1,129**

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Electricity, gas, heating, water	153,502	**200,314**
Loaned money, call loans, deposits, etc.	136,585	**190,707**
Securities	310	**—**
Derivative transactions	288	**9**
Off-balance sheet transactions	16,317	**9,597**
Commitment	6,035	**4,610**
Trusts with an agreement on compensation for principal	7,328	**4,986**
Repo-style transactions	—	**—**
Other	2,953	**—**
Information communications	56,156	**48,788**
Loaned money, call loans, deposits, etc.	46,956	**39,803**
Securities	3,657	**3,288**
Derivative transactions	119	**75**
Off-balance sheet transactions	5,422	**5,620**
Commitment	5,187	**5,488**
Trusts with an agreement on compensation for principal	216	**111**
Repo-style transactions	—	**—**
Other	18	**20**
Transportation	596,622	**589,933**
Loaned money, call loans, deposits, etc.	534,864	**530,486**
Securities	29,685	**29,886**
Derivative transactions	2,034	**2,696**
Off-balance sheet transactions	30,037	**26,884**
Commitment	19,739	**17,737**
Trusts with an agreement on compensation for principal	10,001	**6,817**
Repo-style transactions	—	**—**
Other	296	**2,308**
Wholesale and retail	523,777	**545,964**
Loaned money, call loans, deposits, etc.	486,132	**499,178**
Securities	11,167	**13,935**
Derivative transactions	1,354	**907**
Off-balance sheet transactions	25,123	**31,943**
Commitment	16,426	**21,557**
Trusts with an agreement on compensation for principal	5,196	**3,517**
Repo-style transactions	—	**—**
Other	3,500	**6,867**
Finance and insurance	1,214,827	**1,190,249**
Loaned money, call loans, deposits, etc.	1,091,168	**1,070,228**
Securities	1,231	**360**
Derivative transactions	15,408	**18,464**
Off-balance sheet transactions	107,019	**101,196**
Commitment	37,870	**35,286**
Trusts with an agreement on compensation for principal	10,771	**9,559**
Repo-style transactions	83	**1,390**
Other	58,293	**54,958**
Real estate	1,571,673	**1,603,785**
Loaned money, call loans, deposits, etc.	1,330,311	**1,360,388**
Securities	142,239	**143,063**
Derivative transactions	2,742	**2,735**
Off-balance sheet transactions	96,380	**97,598**
Commitment	54,163	**56,646**
Trusts with an agreement on compensation for principal	24,883	**17,299**
Repo-style transactions	—	**—**
Other	17,333	**23,651**

(continues to p. 136)

(continued from p. 135)

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Various services	523,508	**519,710**
Loaned money, call loans, deposits, etc.	441,434	**436,463**
Securities	50,701	**52,230**
Derivative transactions	1,030	**706**
Off-balance sheet transactions	30,341	**30,310**
Commitment	8,581	**9,544**
Trusts with an agreement on compensation for principal	7,897	**3,986**
Repo-style transactions	—	**—**
Other	13,862	**16,778**
Other	525,928	**208,751**
Loaned money, call loans, deposits, etc.	217,892	**155,697**
Securities	14	**35,481**
Derivative transactions	168	**687**
Off-balance sheet transactions	307,853	**16,884**
Commitment	12,462	**10,183**
Trusts with an agreement on compensation for principal	254,645	**—**
Repo-style transactions	—	**—**
Other	40,746	**6,701**
Total	6,272,216	**6,091,270**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default.
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 496,186 million yen, are not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
1 year or shorter	4,152,611	**4,595,288**
Loaned money, call loans, deposits, etc.	2,958,325	**3,187,930**
Securities	317,516	**365,522**
Derivative transactions	18,652	**28,448**
Off-balance sheet transactions	858,116	**1,013,386**
Commitment	117,151	**120,657**
Trusts with an agreement on compensation for principal	62,542	**44,773**
Repo-style transactions	16,248	**96,817**
Other	662,174	**751,138**
Over 1 year to 3 years or shorter	1,953,057	**2,767,819**
Loaned money, call loans, deposits, etc.	1,513,518	**1,438,856**
Securities	201,195	**1,097,101**
Derivative transactions	4,293	**4,178**
Off-balance sheet transactions	234,049	**227,683**
Commitment	204,898	**205,307**
Trusts with an agreement on compensation for principal	21,520	**16,703**
Repo-style transactions	459	**—**
Other	7,171	**5,671**
Over 3 years to 5 years or shorter	2,702,498	**2,354,834**
Loaned money, call loans, deposits, etc.	1,417,031	**1,215,348**
Securities	1,233,353	**1,051,130**
Derivative transactions	5,210	**4,121**
Off-balance sheet transactions	46,903	**84,234**
Commitment	24,073	**64,301**
Trusts with an agreement on compensation for principal	20,508	**16,832**
Repo-style transactions	109	**—**
Other	2,212	**3,099**
Over 5 years to 7 years or shorter	1,093,241	**403,530**
Loaned money, call loans, deposits, etc.	444,067	**272,510**
Securities	608,087	**91,724**
Derivative transactions	1,971	**6,358**
Off-balance sheet transactions	39,115	**32,937**
Commitment	8,503	**3,753**
Trusts with an agreement on compensation for principal	28,074	**25,536**
Repo-style transactions	—	**—**
Other	2,536	**3,647**
Over 7 years	3,234,797	**3,890,933**
Loaned money, call loans, deposits, etc.	1,969,466	**2,390,036**
Securities	652,357	**966,944**
Derivative transactions	34,636	**57,530**
Off-balance sheet transactions	578,336	**476,421**
Commitment	6,560	**6,205**
Trusts with an agreement on compensation for principal	425,407	**371,439**
Repo-style transactions	33,127	**—**
Other	113,241	**98,777**
With no provision for period	230,583	**257,332**
Loaned money, call loans, deposits, etc.	38,817	**93,873**
Securities	49,071	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	142,694	**163,459**
Commitment	350	**22,797**
Trusts with an agreement on compensation for principal	138,792	**137,459**
Repo-style transactions	—	**—**
Other	3,551	**3,202**
Total	13,366,790	**14,269,739**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
   (3) Derivative transactions: credit equivalents.
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default.
2. Equity exposures and other assets, etc. as provided in Article 156 of the Consolidated Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 496,186 million yen are not included in above.
3. Those of which remaining period is beyond recognition are included in "With no provision for period."

Term-end Balance of Exposures Three Months or Longer Overdue and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007			**March 31, 2008**		
	Domestic	Overseas	Total	Domestic	Overseas	Total
Exposures three months or longer overdue (those applying to standardised approach)	126	—	126	**4**	—	**4**
Exposures in default (those applying to the internal ratings-based approach)	172,615	5,797	178,413	**172,835**	**447**	**173,282**
Total	172,742	5,797	178,540	**172,839**	**447**	**173,287**

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposures three months or longer overdue (those applicable to standardised approach)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	—	—
Central government	—	—
Local public organizations	—	—
Other	—	—
Financial institutions	—	—
Business corporations	0	**4**
Manufacturing	0	**0**
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	0	—
Electricity, gas, heating, water	—	—
Information communications	0	**0**
Transportation	—	—
Wholesale and retail	0	—
Finance and insurance	—	—
Real estate	—	**0**
Various services	0	**3**
Other	—	—
Individual	125	—
Special international financial transaction account portion	—	—
Total	126	**4**

Note: Equity exposures is not included in the above.

(ii) Exposures in default (those applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	121	—
Central government	86	—
Local public organizations	—	—
Other	35	—
Financial institutions	—	—
Business corporations	148,877	**141,172**
Manufacturing	7,383	**7,521**
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	9,447	**11,662**
Electricity, gas, heating, water	223	**195**
Information communications	514	**772**
Transportation	90,981	**79,470**
Wholesale and retail	11,763	**9,670**
Finance and insurance	—	**6,152**
Real estate	13,332	**13,126**
Various services	10,975	**12,446**
Other	4,255	**154**
Individual	23,857	**31,662**
Special international financial transaction account portion	5,557	—
Total	178,413	**172,835**

Note: Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Type of Reserve	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
General reserve for possible loan losses	57,280	18,803	**51,408**	**(5,872)**
Respective reserve for possible loan losses (-)	17,166	(4,497)	**18,089**	**922**
Domestic	15,931	(4,420)	**14,937**	**(993)**
Overseas	1,235	(76)	**3,152**	**1,916**
Specified overseas receivables reserve account	526	(61)	**38**	**(488)**
Total	74,974	14,244	**69,535**	**(5,438)**

Notes:
1. Above is a description of the value in bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Type of Reserve	FY2006		FY2007	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
Sovereign	—	—	—	—
Central government	—	—	—	—
Local public body	—	—	—	—
Other	—	—	—	—
Financial institutions	—	—	—	—
Business corporations	13,866	(4,643)	**15,262**	**1,396**
Manufacturing	812	(785)	**3,219**	**2,406**
Agriculture	—	—	—	—
Forestry	—	—	—	—
Fishery	—	—	—	—
Mining industry	—	—	—	—
Construction	4,381	3,465	**1,510**	**(2,870)**
Electricity, gas, heating, water	—	(22)	—	—
Information communications	—	—	**579**	**579**
Transportation	1,251	(2,248)	**583**	**(667)**
Wholesale and retail	863	513	**1,635**	**771**
Finance and insurance	—	—	**2,864**	**2,864**
Real estate	98	(1,736)	**245**	**147**
Various services	5,219	(3,755)	**4,507**	**(712)**
Other	1,239	(74)	**116**	**(1,123)**
Individual	3,300	927	**2,826**	**(473)**
Special international financial transaction account portion	—	—	—	—
Other	—	(781)	—	—
Total	17,166	(4,497)	**18,089**	**922**

Notes:
1. General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.
2. The portion of the subsidiaries which were excluded from consolidation during the term is included in the above.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006	**Amount of loan amortized for FY2007**
Sovereign	—	—
Central government	—	—
Local public organizations	—	—
Other	—	—
Financial institutions	0	—
Business corporations	8,381	**8,109**
Manufacturing	1,677	**1,827**
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	549	**1,398**
Electricity, gas, heating, water	25	—
Information communications	210	**360**
Transportation	404	**161**
Wholesale and retail	1,272	**2,229**
Finance and insurance	61	—
Real estate	568	**474**
Various services	3,584	**1,655**
Other	26	—
Individual	4,141	**2,639**
Special international financial transaction account portion	—	**1,300**
Total	12,523	**12,049**

Note: Amount of loan amortized for trust account with an agreement on compensation for principal is included in the above.

Balance by Risk Weight Classification for Exposure Applicable to Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007			March 31, 2008		
		Rating applicable	Rating not applicable (Note)		Rating applicable	Rating not applicable (Note)
0%	301,182	—	301,182	**404,929**	**4**	**404,924**
Over 0% to 10%	25	—	25	**126**	—	**126**
Over 10% to 35%	330,961	107	330,853	**200,028**	**198,128**	**1,900**
Over 35% to 75%	6,510	—	6,510	**363**	—	**363**
Over 75% to 100%	84,148	—	84,148	**30,883**	—	**30,883**
Over 100% to 150%	126	—	126	**4**	—	**4**
Capital deduction	—	—	—	—	—	—
Total	722,955	107	722,848	**636,336**	**198,132**	**438,203**

Note: The Group has registered for application of special exceptions in Article 45 of Consolidated Capital Adequacy Ratio Notification as to Exposure oriented to corporations, etc., so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to the Internal Ratings-based Approach

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
0%	607	**447**
50%	264,316	**252,438**
70%	441,751	**458,997**
90%	4,092	**15,927**
115%	16,657	**3,797**
250%	47,891	**22,758**
Total	775,318	**754,366**

Note: The Group does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
300%	170,955	**36,375**
400%	1,479	**733**
Total	172,435	**37,108**

Note: As for balance of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Classification	March 31, 2007				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	0.35%	44.49%	47.58%	3,834,623	837,396
Party requiring attention (except for party requiring management)	10.75%	43.26%	191.75%	546,958	131,905
Party requiring management or worse	100.00%	42.60%		175,026	27,968
Total	5.26%	44.27%	63.44%	4,556,608	997,270

(Millions of Yen)

Classification	March 31, 2008			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	**0.34%**	**44.38%**	**44.87%**	**3,974,644**	**577,295**
Party requiring attention (except for party requiring management)	**10.73%**	**42.96%**	**183.71%**	**330,362**	**93,667**
Party requiring management or worse	**100.00%**	**42.45%**		**163,858**	**25,399**
Total	**4.84%**	**44.19%**	**54.62%**	**4,468,865**	**696,362**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Classification	March 31, 2007			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,601,299	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management or worse	100.00%	45.00%		3,092	62
Total	0.09%	44.92%	0.01%	2,604,419	629,047

(Millions of Yen)

Classification	March 31, 2008			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.00%**	**44.93%**	**0.43%**	**2,503,305**	**695,050**
Party requiring attention (except for party requiring management)	—	—	—	—	—
Party requiring management or worse	**100.00%**	**45.00%**		—	**6**
Total	**0.09%**	**44.93%**	**0.43%**	**2,503,305**	**695,057**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Classification	March 31, 2007			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.07%	908,420	103,980
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40,053	128
Party requiring management or worse	—	—		—	—
Total	0.34%	45.41%	28.44%	948,474	104,108

(Millions of Yen)

Classification	**March 31, 2008** PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.06%**	**45.13%**	**25.04%**	**1,175,340**	**189,863**
Party requiring attention (except for party requiring management)	**7.42%**	**0.00%**	**0.00%**	**496**	**—**
Party requiring management or worse	**—**	**—**		**—**	**—**
Total	**0.06%**	**45.12%**	**25.03%**	**1,175,837**	**189,863**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(4) Equity exposures using PD/LGD approach

(Millions of Yen)

Classification	March 31, 2007 PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.19%	90.00%	190.15%	79,613	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management or worse	100.00%	90.00%		0	—
Total	0.30%	90.00%	193.72%	81,203	24,974

(Millions of Yen)

Classification	**March 31, 2008** PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.15%**	**90.00%**	**135.35%**	**71,577**	**2,812**
Party requiring attention (except for party requiring management)	**7.42%**	**90.00%**	**428.24%**	**40**	**—**
Party requiring management or worse	**100.00%**	**90.00%**		**5**	**—**
Total	**0.16%**	**90.00%**	**135.50%**	**71,622**	**2,812**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

March 31, 2007 Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items	**March 31, 2008** Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555	**22.65%**	**484,367**	**975**

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. This description is about exposure oriented to purchase business corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures.

(Millions of Yen)

Types of exposure	March 31, 2007						Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	
Residential loan							
No term-beginning delay	0.18%	40.66%	14.82%	1,560,694	61,917	4,475	100.00%
Term-beginning delay	25.82%	40.94%	251.31%	9,974	813	—	—
Default	100.00%	41.17%	32.73%	7,585	1,009	—	—
Consumption loan							
No term-beginning delay	1.46%	64.83%	57.68%	32,082	29,119	68,780	27.06%
Term-beginning delay	26.64%	63.71%	184.74%	698	106	—	—
Default	100.00%	33.43%	114.84%	1,916	1,502	164	17.45%
Business type loan							
No term-beginning delay	2.86%	47.44%	64.58%	102,649	123,979	729	100.00%
Term-beginning delay	20.81%	49.75%	103.58%	978	905	—	—
Default	100.00%	49.93%	0.00%	2,092	2,182	—	—
Other							
Other than default	0.33%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.66%	—	76	66	22	100.00%
Total	1.55%	42.19%	23.66%	1,720,292	223,800	74,411	32.40%

(Millions of Yen)

Types of exposure	**March 31, 2008**						Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	
Residential loan							
No term-beginning delay	**0.26%**	**41.61%**	**20.44%**	**2,014,542**	**294,341**	**8,073**	**100.00%**
Term-beginning delay	**33.36%**	**41.71%**	**253.64%**	**25,202**	**1,474**	**115**	**100.00%**
Default	**100.00%**	**40.47%**	**32.72%**	**9,492**	**897**	**9**	**100.00%**
Consumption loan							
No term-beginning delay	**1.09%**	**67.08%**	**39.40%**	**38,979**	**51,079**	**160,734**	**26.13%**
Term-beginning delay	**32.83%**	**66.14 %**	**197.39%**	**1,341**	**384**	**544**	**18.59%**
Default	**100.00%**	**37.14%**	**109.74%**	**2,393**	**1,840**	**215**	**14.61%**
Business type loan							
No term-beginning delay	**3.79%**	**51.12%**	**76.92%**	**106,477**	**116,047**	**6,161**	**99.98%**
Term-beginning delay	**23.47%**	**60.83%**	**124.95%**	**3,305**	**2,156**	**—**	**—**
Default	**100.00%**	**77.45%**	**—**	**6,907**	**1,873**	**—**	**—**
Other							
No term-beginning delay	**0.42%**	**11.49%**	**14.93%**	**1,509**	**1,730**	**141**	**100.00%**
Term-beginning delay	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Default	**100.00%**	**74.44%**	**—**	**78**	**51**	**21**	**100.00%**
Total	**2.16%**	**51.84%**	**38.69%**	**2,210,230**	**471,878**	**176,018**	**32.18%**

Notes:

1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual value of loss of portfolio applicable to the internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2006	**Actual loss amount for FY2007**	Comparison with actual loss amount for previous year
Corporate exposures	47,428	**51,094**	**3,666**
Sovereign exposures	771	—	**(771)**
Bank exposures	—	—	—
Equity exposures applicable to the PD/LGD approach	—	**252**	**252**
Residential mortgage exposures	2,320	**1,679**	**(640)**
Qualifying revolving retail exposures	294	**1**	**(293)**
Other retail exposures	4,470	**5,148**	**678**
Total	55,285	**58,176**	**2,891**

Note: Actual loss amount is a total of the following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount debt, rewrite-off reserve provision amount, special foreign receivables reserve account provision amount, credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off, loss on sale of receivables, loss on waiver of receivables, amount relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amount for FY2007, increased by 2.8 billion yen compared to FY2006, centering on corporate exposures.

This is primarily attributable to an increase in loss due to a conservative estimation of reserve amounts for a part of corporate exposures during FY2007.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Actual value of loss amount for FY2007	**Estimated value of loss amount for FY2008**
Corporate exposures	125,462	**106,791**
Sovereign exposures	1,422	**41**
Bank exposures	1,844	**356**
Equity exposures applicable to the PD/LGD approach	255	**99**
Residential mortgage exposures	5,839	**10,531**
Qualifying revolving retail exposures	538	**1,077**
Other retail exposures	8,974	**15,750**
Total	144,338	**134,649**

Note: Estimated value of loss amount (= EAD estimated value x PD estimated value x LGD estimated value) is the value estimated to have accrued in each fiscal year with March 31, 2007 and 2008 as the reference date, respectively.

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	March 31, 2007			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,258,580	11,039	300,085	175
Corporate exposures	237,075	11,039	276,712	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,258,580	11,039	300,085	175

(Millions of Yen)

Classification	March 31, 2008			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	**13,800**	**—**	**—**	**—**
Internal ratings-based approach	**1,923,472**	**7,935**	**381,718**	**4,371**
Corporate exposures	**498,892**	**7,935**	**359,931**	**4,371**
Sovereign exposures	**—**	**—**	**21,786**	**—**
Bank exposures	**1,424,580**	**—**	**—**	**—**
Total	**1,937,272**	**7,935**	**381,718**	**4,371**

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—	**—**	**—**
Internal ratings-based approach	104,442	—	**94,458**	**—**
Corporate exposures	19,989	—	**39,117**	**—**
Sovereign exposures	84,149	—	**5,656**	**—**
Bank exposures	303	—	**49,684**	**—**
Total	104,442	—	**94,458**	**—**

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total gross reconstruction cost amount	64,346	**164,877**

(3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral (for derivative product transactions, credit equivalents for each transaction classification are included)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,938	**93,690**
Of which, those corresponding to foreign exchange related transactions	37,177	**61,584**
Of which, those corresponding to interest rate related transactions	110,562	**191,268**
Of which, those corresponding to other transactions	—	**—**
Of which, those corresponding to the effect of credit risk reduction via collective liquidation netting contracts (loss)	85,801	**159,162**

(4) Total amount as indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total amount as indicated in (2) and gross add-on total minus the amount as indicated in (3)	(85,801)	**(159,162)**

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007	**March 31, 2008**
Accepted collateral	Government bonds	—	**2,680**
	Domestic stocks	—	**—**
	US bonds	—	**—**
	Cash (Euro)	—	**3,438**
	Other	—	**—**
Total		—	**6,118**
Deposited collateral	Government bonds	14,621	**14,692**
	Domestic stocks	2,315	**21,020**
	US bonds	1,176	**2,113**
	Cash (Euro)	8	**99**
	Other	—	**—**
Total		18,121	**37,925**

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen (at March 31, 2007) and 29,835 million yen (at March 31, 2008) are deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,987	**91,876**

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal	**March 31, 2008 predicted principal**
Protection purchase	Credit default swap	—	**—**
	Credit link bond	—	**—**
	Other	—	**—**
Total		—	**—**
Protection provision	Credit default swap	1,000	**10,000**
	Credit link bond	30,000	**45,000**
	Other	15,000	**5,000**
Total		46,000	**60,000**

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method	—	**—**

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Group is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of securitization	March 31, 2007	**March 31, 2008**
Amount of original assets of asset transfer-type securitization transactions	828,591	**719,193**
Residential loan	824,359	**703,693**
Other	4,232	**15,500**
Amount of original assets of synthetic-type securitization transactions	—	—
Residential loan	—	—
Other	—	—
Total amount of original assets	828,591	**719,193**

(2) Of exposure composing original assets, amount of exposures three months or longer overdue or exposures in default amount, loss amount in current term, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	March 31, 2007		**March 31, 2008**	
	Exposure amount	Loss amount in current term	Exposure amount	Loss amount in current term
Exposures three months or longer overdue	—	—	—	—
Residential loan	—	—	—	—
Other	—	—	—	—
Exposures in default	1,536	338	**2,601**	**319**
Residential loan	1,536	338	**2,601**	**319**
Other	—	—	—	—
Total	1,536	338	**2,601**	**319**

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
	Amount of exposure	Amount of exposure
Residential loan	209,775	**201,878**
Other	2,838	**2,757**
Total	212,613	**204,635**

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital	Balance	Required capital
Less than 20%	—	—	—	—
20% to less than 50%	—	—	—	—
50% to less than 100%	209,775	11,972	**201,878**	**14,559**
100% to less than 350%	—	—	—	—
Deduction of capital	2,682	2,682	**2,682**	**2,682**
Total	212,457	14,655	**204,560**	**17,242**

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (75 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	43,517	**34,687**
Other	155	**75**
Total	43,673	**34,763**

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 225 of the Consolidated Capital Adequacy Ratio Notification and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	—	**—**
Other	2,682	**2,682**
Total	2,682	**2,682**

(7) Matters concerning securitization exposure with early redemption provisions
N.A.

(8) Outline of exposure securitized in current term
N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by primary original asset type
N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification
N.A.

Matters Concerning Securitization Exposure in which the Group is the Investor

(1) Amount of securitization exposure held and breakdown by primary original asset type

(Millions of Yen)

Breakdown of original assets	March 31, 2007	**March 31, 2008**
Residential mortgage loan backed securities (RMBS)	110,643	**113,206**
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599	**2,800**
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014	**13,299**
First to default type credit link bond (CLN)	29,870	**39,901**
Asset-backed loans of monetary receivables such as loan receivables (ABL)	503	**189**
Securitization of business (WBS)	48,572	**42,199**
Asset-backed securities of monetary receivables such as installment receivables (ABS)	2,625	**10,729**
Total	210,829	**222,326**

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital amount	Balance	Required capital capital amount
Less than 20%	123,413	810	**134,096**	**883**
20% to less than 50%	87,044	2,580	**88,164**	**2,616**
50% to less than 100%	—	—	**—**	**—**
100% to less than 350%	372	32	**65**	**6**
Deduction of capital	—	—	**1,421**	**1,421**
Total	210,829	3,422	**223,748**	**4,928**

Note:
Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital
N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification
N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Consolidated Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount posted on consolidated balance sheet	Market value	Amount posted on consolidated balance sheet	Market value
Listed equity exposures	967,866	967,866	**686,194**	**686,194**
Equity exposure including investment other than above	114,324		**108,296**	
Total	1,082,190		**794,490**	

Note: Equity exposures for domestic and foreign stocks are described in the above.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment

(Millions of Yen)

Breakdown	March 31, 2007	March 31, 2008
Profit/loss on sale	22,334	**17,409**
Amortization loss (–)	6,335	**12,912**
Total	15,999	**4,497**

Note: Profit/loss on stocks stated on the Consolidated Profit and Loss Statement is described in the above.

Amount of Appraisal Profit/Loss Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

(Millions of Yen)

	March 31, 2007	March 31, 2008
Amount of appraisal profit/loss recognized on consolidated balance sheet and not recognized on consolidated profit and loss statements	450,193	**168,300**

Note: Appraisal profit/loss relating to other securities (domestic and foreign stocks) that fall under equity exposures is described in above.

Amount of Appraisal Profit/Loss Not Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 6, Paragraph 1 of the Consolidated Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Transitional measure) of Supplementary Rules of Consolidated Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007	March 31, 2008
Listed equity exposures	444,753	**418,628**
Equity exposures other than above	96,052	**90,795**
Total	540,805	**509,423**

Note: As for the amount of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or the acquisition cost is used.
As for the amount of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with an Agreement on Compensation for Principal

Term-end Balance in Trust Account with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	—
Equity exposure including investment other than above	25,474	**3,312**
Total	25,479	**3,312**

Note: Term-end balance is the amount based on accounting processing of trust account with an agreement on compensation for principal.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007	**March 31, 2008**
Profit/loss on sale	330	**(651)**
Amortization loss (–)	1,118	—
Total	(788)	**(651)**

Note: Profit/loss on sale and loss on amortization is the amount in accordance with the accounting processing of trust accounts with an agreement on compensation for principal.

Amount of Equity Exposures Applicable to Article 13 (Transitional measure) of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	—
Equity exposures other than above	500	**499**
Total	504	**499**

Amount of Exposure Relating to Funds

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Exposure applicable to look-through formula is applicable (Note 1)	458,617	**379,391**
Exposure applicable to modified simple majority method is applicable (Note 2)	18,177	**89,625**
Exposure applicable to investment criteria formula is applicable (Note 3)	31	**47,339**
Exposure applicable to simple risk weight method is applicable (Note 4)	—	—
Those applicable to 400% risk weight	—	—
Those applicable to 1250% risk weight	—	—
Total	476,826	**516,356**

Notes:
1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock Used by the Group for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Variation amount of profit/loss or economic value from interest rate shock	72,763	**112,102**

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Since subject assets in consolidation target companies other than bank subsidiaries are very few, the total sum of the value calculated for The Chuo Mitsui Trust and Banking Company, Limited on a non-consolidated basis and for Chuo Mitsui Asset Trust and Banking Company, Limited on a non-consolidated basis is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with a retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Basel II Related Data

The Chuo Mitsui Trust and Banking Company, Limited

Table of Contents

Consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used:

   the foundation internal ratings-based approach

2. Scope of application of the internal rating-based approach and scope of application of the standardised approach:

   for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be considered exempted from application and the standardised approach is used.

   [Business units under the standardised approach]
   Assets not occurring incidental to credit transactions or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.

   [Assets under the standardised approach]
   Business units whose primary business is not credit business.
   14 companies within the scope of consolidation of The Chuo Mitsui Trust and Banking Company, Limited are the business units for which application was excluded (as of end of March, 2008)

3. Phased roll-out application:

   N.A.

4. Rating agency used for the standardised approach:

   Rating and Investment Information, Inc.
   However, for corporate exposures, we apply 100% risk weight to all.

5. Securitization Exposure

   Credit risk weighted asset amount calculation method:

   - for those with external ratings: the external ratings-based approach
   - for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula
   - for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction

   Rating agency to be used:

   Rating and Investment Information, Inc.
   Japan Credit Rating Agency, Ltd.
   Moody's Investors Service Inc.
   Standard & Poor's Ratings Services
   Fitch Ratings Limited

Operational Risks

- Method used in calculation of operational risk equivalents:

  the standardised approach

Matters Concerning Scope of Consolidation

• Difference between companies that belong to the group of companies subject to calculation of the consolidated capital adequacy ratio (the "Consolidated Group") and companies included within the consolidation scope in accordance with the Consolidated Financial Statements Rules.	The consolidated capital adequacy ratio is calculated by including financial subsidiaries that are not consolidated, since Article 5, Paragraph 2 of Consolidated Financial Statements Rules is applicable, with companies that are within the scope of consolidation in preparation of consolidated financial statements
• Of the Consolidated Group, the number of consolidated subsidiaries, names of principal consolidated subsidiaries, and descriptions of their primary businesses:	Number of consolidated subsidiaries: 17 Primary consolidated subsidiaries: Chuo Mitsui Guarantee Co., Ltd. (credit guarantee business) Chuo Mitsui Card Co., Ltd. (credit card business) CMTB Equity Investments Co., Ltd. (securities operation management) Chuo Mitsui Finance Service Co., Ltd. (loan business)
• Number of affiliates engaging in financial businesses applicable to Article 32 of the Capital Adequacy Ratio Notification, names of primary affiliates engaging in financial businesses, and descriptions of their primary businesses:	N.A.
• Number of companies subject to items for deduction as indicated in a. to c. of Article 31, Paragraph 1, Item 2 of the Capital Adequacy Ratio Notification, names of primary companies, and descriptions of their primary businesses:	N.A.
• Number of companies indicated in Article 16-2, Paragraph 1, Item 11 of the Bank Law and that only operate subordinate businesses, or companies indicated in Item 12 of the relevant Paragraph, and that do not belong to the Consolidated Group and the names of the primary companies exclusively, and descriptions of the primary businesses:	N.A.
• Overview of restrictions relating to transfer of funds and capital inside Consolidated Group:	N.A.
• Of companies subject to items for deduction indicated in a. to c. of Article 31, Paragraph 1, Item 2 of the Capital Adequacy Ratio Notification, the names of companies that have less capital than the regulatory required capital, and the total amount less than the required capital:	N.A.

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2007	**March 31, 2008**
Tier I capital		
Capital stock	358,173	**379,197**
Non-cumulative perpetual preferred stock of above	200,125	**181,625**
New stock application margin	—	—
Capital surplus	107,488	**128,511**
Retained earnings	290,579	**190,192**
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	—	—
Evaluation loss on other securities (-)	—	—
Foreign currency translation adjustment	53	**(66)**
Stock acquisition rights	—	—
Minority interests of consolidated subsidiaries, etc.	2,228	**3,343**
Non-dilutive preferred securities issued by overseas SPCs among above	—	—
Trade right equivalent amount (-)	—	—
Goodwill equivalent amount (-)	8,819	**8,496**
Intangible fixed asset equivalent posted by corporate consolidation, etc. (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	43,673	**34,763**
Amount equivalent to 50% of the amount exceeding the expected loss amount from the qualifying reserve (-)	12,349	**13,380**
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	678,670	**644,538**
Amount of deferred tax assets deducted (-)	—	**6,988**
Total Tier I capital (A)	678,670	**637,549**
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	—	—
General reserve for possible loan losses (Note 3)	25	**0**
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	—	—
Liability type fundraising means, etc.	296,007	**263,761**
Perpetual subordinated bonds of above (Note 5)	146,507	**121,261**
Fixed-term subordinated bonds and fixed-term preferred stock (Note 6)	149,500	**142,500**
Amount not calculated into Tier II capital (-)	—	—
Total Tier II capital (C)	296,033	**263,762**
Items for deduction (Note 7) (D)	18,712	**19,426**
Capital Amount (E) = (A) + (C) — (D)	955,991	**881,885**
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount	7,901,080	**7,398,379**
Asset (on-balance sheet) items	6,775,790	**6,283,866**
Off-balance sheet transaction items	1,125,290	**1,114,512**
Amount arrived at by dividing operational risk equivalents by 8%	495,084	**468,697**
Amount arrived at by multiplying 25.0 {(amount arrived at by multiplying the rate prescribed in the Notification with former required capital) minus (amount of new required capital)} by 25.0	—	—
Total (F)	8,396,165	**7,867,077**
Consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	11.38%	**11.20%**
(A)/(F) x 100	8.08%	**8.10%**
(B)/(A) x 100	—	—

Notes:

1. Compositions of capital and capital adequacy ratio, etc. as of March 31, 2008 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 28, Paragraph 2 of the Capital Adequacy Ratio Notification, in other words, stock, etc., that has the probability of redemption, including those adding a step-up interest rate and other special provisions (including preferred investment securities issued by overseas SPCs).
3. The amount of the portion on which a standardised approach has been adopted is stated.
4. For trust account with an agreement on compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.
5. Meaning liability type fundraising means as indicated in Article 29, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification, and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases,
   (3) Should supplement loss while business is ongoing,
   (4) That for which interest payment obligation postponement is allowed.
6. These are those indicated in Article 29, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification. However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 31, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification, amount equivalent to investment in those set in Item 2 of the relevant paragraph, the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof and those indicated in Item 2 above.

8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to the internal management system relating to calculation of the consolidated capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the consolidated capital adequacy ratio itself, or internal controls relating to the calculation of the consolidated capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30)
9. Consolidated capital adequacy ratio (International Unified Standard) as of March 31, 2008, which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 238 of the Capital Adequacy Ratio Notification, is 11.23% (Tier I ratio: 7.84%)

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Portfolio applicable to the standardised approach	4,575	**4,082**
Business units under the standardised approach	3,119	**2,936**
Assets under the standardised approach	1,068	**1,146**
Exposures under the standardised approach	387	—
Portfolio applicable to the internal ratings-based approach	579,192	**541,595**
Corporate exposures	463,379	**381,062**
Sovereign exposures	1,449	**1,153**
Bank exposures	28,492	**28,305**
Residential mortgage exposures	27,474	**53,972**
Qualifying revolving retail exposures	1,133	**2,068**
Other retail exposures	23,547	**32,522**
Other exposures (Note 2)	33,714	**42,510**
Securitization exposure	61,751	**56,931**
Total (A)	645,519	**602,609**

Notes:
1. Credit card receivables held by Chuo Mitsui Card Co., Ltd. For March 31, 2008, however, internal ratings-based approach was applied to the portfolio.
2. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
3. Calculation method of required capital amount for credit risk is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
   Portfolio applicable to the standardised approach: amount of credit risk weighted asset x 8% + capital deduction amount
   Portfolio applicable to the internal ratings-based approach and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Market-based approach	43,993	**9,502**
Simple risk weight method	43,993	**9,502**
PD/LGD approach	16,675	**8,117**
Those applicable to the transitional measure (Note 1)	46,496	**44,234**
Total (B)	107,671	**61,854**

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of Supplementary Rules of Capital Adequacy Ratio Notification.
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
   Those applicable to the simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
   Those applicable to PD/LGD approach: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
   Those applicable to the transitional measure: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Look-through formula	76,735	**74,566**
Modified simple majority method	6,013	**23,771**
Operational standards method	10	**13,831**
Simple risk weight method	—	**—**
Those applicable to 400% risk weight	—	**—**
Those applicable to 1250% risk weight	—	**—**
Total (C)	82,759	**112,169**

Note: Calculation method of required capital amount for the credit risk relating to funds is as follows (although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Standardised approach	39,606	**37,495**
Total (D)	39,606	**37,495**

(5) Total amount of consolidated required capital

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Total amount of consolidated required capital (Note 1)	671,693	**629,366**

Notes:
1. (Total amount of credit risk weighted asset + operational risk equivalents/8%) x 8%
2. Although the Group uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the total amount of consolidated required capital.

Matters Concerning Credit Risks

(except for exposure relating to funds and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**	**Average balance of exposure during the term**
Standardised approach	31,438	**25,843**	**31,277**
Loaned money, call loans, deposits, etc.	31,189	**25,718**	**31,100**
Securities	249	**125**	**176**
Derivative transactions	—	—	—
Off-balance sheet transactions	—	—	—
Commitment	—	—	—
Trusts with an agreement on compensation for principal	—	—	—
Repo-style transactions	—	—	—
Other	—	—	—
Internal ratings-based approach	12,698,674	**13,633,533**	**13,228,423**
Loaned money, call loans, deposits, etc.	7,943,828	**8,296,184**	**8,008,555**
Securities	2,791,610	**3,264,243**	**3,055,951**
Derivative transactions	64,763	**100,637**	**84,329**
Off-balance sheet transactions	1,898,470	**1,972,467**	**2,079,586**
Commitment	361,538	**423,023**	**385,667**
Trusts with an agreement on compensation for principal	696,845	**612,744**	**649,148**
Repo-style transactions	49,943	**96,817**	**66,358**
Other	790,142	**839,881**	**978,410**
Total	12,730,112	**13,659,376**	**13,259,700**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for exposures under the standardised approach (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 451,464 million yen are not included in above.
3. The internal ratings-based approach application exclusion portion is described in the standardised approach.
4. The average balance of exposure during the term is the average value for respective quarterly term-end balances..

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Domestic	11,628,910	**12,291,846**
Loaned money, call loans, deposits, etc.	7,445,436	**8,034,113**
Securities	2,317,123	**2,341,157**
Derivative transactions	14,060	**32,678**
Off-balance sheet transactions	1,852,289	**1,883,896**
Commitment	353,365	**390,315**
Trusts with an agreement on compensation for principal	696,814	**612,551**
Repo-style transactions	14,603	**49,765**
Other	787,506	**831,263**
Overseas	1,101,202	**1,367,530**
Loaned money, call loans, deposits, etc.	529,581	**287,789**
Securities	474,736	**923,211**
Derivative transactions	50,703	**67,958**
Off-balance sheet transactions	46,180	**88,570**
Commitment	8,172	**32,707**
Trusts with an agreement on compensation for principal	31	**193**
Repo-style transactions	35,340	**47,051**
Other	2,636	**8,618**
Total	12,730,112	**13,659,376**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for exposures under the standardised approach (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 451,464 million yen are not included in above.
3. The internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	3,232,349	**3,199,982**
Central government	2,804,326	**2,813,210**
Loaned money, call loans, deposits, etc.	249,813	**90,368**
Securities	1,980,312	**2,075,030**
Derivative transactions	—	**—**
Off-balance sheet transactions	574,200	**647,811**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	24	**—**
Repo-style transactions	—	**—**
Other	574,176	**647,811**
Local public organizations	58,577	**59,777**
Loaned money, call loans, deposits, etc.	18,634	**18,336**
Securities	3,089	**1,297**
Derivative transactions	—	**—**
Off-balance sheet transactions	36,853	**40,143**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	6,917	**6,122**
Repo-style transactions	—	**—**
Other	29,935	**34,021**
Other	369,446	**326,994**
Loaned money, call loans, deposits, etc.	293,838	**267,925**
Securities	57,620	**51,940**
Derivative transactions	—	**—**
Off-balance sheet transactions	17,987	**7,127**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	11,618	**6,905**
Repo-style transactions	—	**—**
Other	6,369	**221**
Financial institutions	870,551	**1,511,988**
Loaned money, call loans, deposits, etc.	303,394	**509,281**
Securities	461,271	**812,844**
Derivative transactions	38,980	**71,069**
Off-balance sheet transactions	66,904	**118,793**
Commitment	14,065	**20,499**
Trusts with an agreement on compensation for principal	1,777	**1,718**
Repo-style transactions	49,860	**95,426**
Other	1,201	**1,149**
Business corporation	6,260,654	**6,079,042**
Loaned money, call loans, deposits, etc.	5,100,533	**5,172,270**
Securities	289,567	**323,256**
Derivative transactions	25,783	**29,568**
Off-balance sheet transactions	844,771	**553,946**
Commitment	327,438	**350,888**
Trusts with an agreement on compensation for principal	342,386	**62,902**
Repo-style transactions	83	**1,390**
Other	174,862	**138,765**
Individual	2,084,062	**2,804,170**
Loaned money, call loans, deposits, etc.	1,726,309	**2,199,526**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	357,753	**604,643**
Commitment	20,034	**51,635**
Trusts with an agreement on compensation for principal	334,121	**535,096**
Repo-style transactions	—	**—**
Other	3,597	**17,912**
Special international financial transaction account portion	282,493	**64,192**
Loaned money, call loans, deposits, etc.	282,493	**64,192**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	—	**—**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Total	12,730,112	**13,659,376**

Notes:
1. The following values are used for above term-end balance:
 (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
 (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
 (3) Derivative transactions: credit equivalents,
 (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 451,464 million yen are not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Manufacturing	972,033	**1,042,030**
Loaned money, call loans, deposits, etc.	741,599	**797,611**
Securities	46,050	**43,610**
Derivative transactions	2,376	**3,105**
Off-balance sheet transactions	182,007	**197,702**
Commitment	137,915	**160,424**
Trusts with an agreement on compensation for principal	18,649	**14,413**
Repo-style transactions	—	**—**
Other	25,443	**22,864**
Agriculture	975	**171**
Loaned money, call loans, deposits, etc.	971	**164**
Securities	—	**—**
Derivative transactions	0	**—**
Off-balance sheet transactions	3	**7**
Commitment	—	**7**
Trusts with an agreement on compensation for principal	3	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Forestry	215	**224**
Loaned money, call loans, deposits, etc.	215	**220**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	—	**3**
Commitment	—	**3**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Fishery	4,349	**8**
Loaned money, call loans, deposits, etc.	4,347	**3**
Securities	—	**—**
Derivative transactions	2	**—**
Off-balance sheet transactions	—	**5**
Commitment	—	**5**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Mining industry	15,727	**6,602**
Loaned money, call loans, deposits, etc.	4,563	**3,068**
Securities	—	**—**
Derivative transactions	23	**45**
Off-balance sheet transactions	11,140	**3,488**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	16	**6**
Repo-style transactions	—	**—**
Other	11,124	**3,488**
Construction	132,839	**134,688**
Loaned money, call loans, deposits, etc.	94,973	**100,431**
Securities	4,507	**1,400**
Derivative transactions	234	**132**
Off-balance sheet transactions	33,123	**32,724**
Commitment	29,056	**29,392**
Trusts with an agreement on compensation for principal	2,775	**2,201**
Repo-style transactions	—	**—**
Other	1,291	**1,129**

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Electricity, gas, heating, water	153,502	**200,314**
Loaned money, call loans, deposits, etc.	136,585	**190,707**
Securities	310	**—**
Derivative transactions	288	**9**
Off-balance sheet transactions	16,317	**9,597**
Commitment	6,035	**4,610**
Trusts with an agreement on compensation for principal	7,328	**4,986**
Repo-style transactions	—	**—**
Other	2,953	**0**
Information communications	56,156	**48,784**
Loaned money, call loans, deposits, etc.	46,956	**39,800**
Securities	3,657	**3,288**
Derivative transactions	119	**75**
Off-balance sheet transactions	5,422	**5,620**
Commitment	5,187	**5,488**
Trusts with an agreement on compensation for principal	216	**111**
Repo-style transactions	—	**—**
Other	18	**20**
Transportation	596,457	**589,766**
Loaned money, call loans, deposits, etc.	534,699	**530,319**
Securities	29,685	**29,886**
Derivative transactions	2,034	**2,696**
Off-balance sheet transactions	30,037	**26,864**
Commitment	19,739	**17,737**
Trusts with an agreement on compensation for principal	10,001	**6,817**
Repo-style transactions	—	**—**
Other	296	**2,308**
Wholesale and retail	523,777	**545,964**
Loaned money, call loans, deposits, etc.	486,132	**499,178**
Securities	11,167	**13,935**
Derivative transactions	1,354	**907**
Off-balance sheet transactions	25,123	**31,943**
Commitment	16,426	**21,557**
Trusts with an agreement on compensation for principal	5,196	**3,517**
Repo-style transactions	—	**—**
Other	3,500	**6,867**
Finance and insurance	1,214,533	**1,190,507**
Loaned money, call loans, deposits, etc.	1,090,874	**1,070,486**
Securities	1,231	**360**
Derivative transactions	15,408	**18,464**
Off-balance sheet transactions	107,019	**101,196**
Commitment	37,870	**35,286**
Trusts with an agreement on compensation for principal	10,771	**9,559**
Repo-style transactions	83	**1,390**
Other	58,293	**54,958**
Real estate	1,570,838	**1,602,950**
Loaned money, call loans, deposits, etc.	1,329,476	**1,359,553**
Securities	142,239	**143,063**
Derivative transactions	2,742	**2,735**
Off-balance sheet transactions	96,380	**97,598**
Commitment	54,163	**56,646**
Trusts with an agreement on compensation for principal	24,883	**17,299**
Repo-style transactions	—	**—**
Other	17,333	**23,651**

(continues to p. 160)

(continued from p. 159)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Various services	523,508	**519,659**
Loaned money, call loans, deposits, etc.	441,434	**436,412**
Securities	50,701	**52,230**
Derivative transactions	1,030	**706**
Off-balance sheet transactions	30,341	**30,310**
Commitment	8,581	**9,544**
Trusts with an agreement on compensation for principal	7,897	**3,986**
Repo-style transactions	—	**—**
Other	13,862	**16,778**
Other	495,739	**197,368**
Loaned money, call loans, deposits, etc.	187,703	**144,314**
Securities	14	**35,481**
Derivative transactions	168	**687**
Off-balance sheet transactions	307,853	**16,884**
Commitment	12,462	**10,183**
Trusts with an agreement on compensation for principal	254,645	**—**
Repo-style transactions	—	**—**
Other	40,746	**6,701**
Total	6,260,654	**6,079,042**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of depreciation exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from amount posted on consolidated balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: amount gained by deducting partial direct write-off from amount of exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 451,464 million yen are not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
1 year or shorter	3,517,833	**3,986,785**
Loaned money, call loans, deposits, etc.	2,593,270	**2,912,454**
Securities	47,793	**57,476**
Derivative transactions	18,652	**28,448**
Off-balance sheet transactions	858,116	**988,405**
Commitment	117,151	**120,657**
Trusts with an agreement on compensation for principal	62,542	**44,773**
Repo-style transactions	16,248	**96,817**
Other	662,174	**726,157**
Over 1 year to 3 years or less	1,952,802	**2,767,810**
Loaned money, call loans, deposits, etc.	1,513,263	**1,438,856**
Securities	201,195	**1,097,092**
Derivative transactions	4,293	**4,178**
Off-balance sheet transactions	234,049	**227,683**
Commitment	204,898	**205,307**
Trusts with an agreement on compensation for principal	21,520	**16,703**
Repo-style transactions	459	**—**
Other	7,171	**5,671**
Over 3 years to 5 years or shorter	2,702,559	**2,354,790**
Loaned money, call loans, deposits, etc.	1,417,092	**1,215,303**
Securities	1,233,353	**1,051,130**
Derivative transactions	5,210	**4,121**
Off-balance sheet transactions	46,903	**84,234**
Commitment	24,073	**64,301**
Trusts with an agreement on compensation for principal	20,508	**16,832**
Repo-style transactions	109	**—**
Other	2,212	**3,099**
Over 5 years to 7 years or shorter	1,093,248	**403,381**
Loaned money, call loans, deposits, etc.	444,074	**272,361**
Securities	608,087	**91,724**
Derivative transactions	1,971	**6,358**
Off-balance sheet transactions	39,115	**32,937**
Commitment	8,503	**3,753**
Trusts with an agreement on compensation for principal	28,074	**25,536**
Repo-style transactions	—	**—**
Other	2,536	**3,647**
Over 7 years	3,234,063	**3,890,259**
Loaned money, call loans, deposits, etc.	1,969,478	**2,390,036**
Securities	652,357	**966,944**
Derivative transactions	34,636	**57,530**
Off-balance sheet transactions	577,591	**475,747**
Commitment	6,560	**6,205**
Trusts with an agreement on compensation for principal	425,407	**371,439**
Repo-style transactions	33,127	**—**
Other	112,495	**98,102**

(continues to right column)

(continued from left column)

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
With no provision for period	229,604	**256,348**
Loaned money, call loans, deposits, etc.	37,838	**92,889**
Securities	49,071	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	142,694	**163,459**
Commitment	350	**22,797**
Trusts with an agreement on compensation for principal	138,792	**137,459**
Repo-style transactions	—	**—**
Other	3,551	**3,202**
Total	12,730,112	**13,659,376**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: exposure at default less partial direct write-off; however, for application exclusion portion (standardised approach), amount posted on consolidated balance sheet less valuation gains on other available-for-sale securities,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after deduction of credit risk,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) 451,456 million yen are not included in above.
3. Those of which remaining period is beyond recognition are included in "With no provision for period."

Term-end Balance of Exposures Three Months or Longer Overdue and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007			**March 31, 2008**		
	Domestic	Overseas	Total	Domestic	Overseas	Total
Exposures three months or longer overdue (Those applicable to the standardised approach)	126	—	126	**4**	**—**	**4**
Exposures in default (Those applicable to the internal ratings-based approach)	172,615	5,797	178,413	**172,835**	**447**	**173,282**
Total	172,742	5,797	178,540	**172,839**	**447**	**173,287**

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposure delay of three months or longer (applicable to the standardised approach)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	—	**—**
Central government	—	**—**
Local public organizations	—	**—**
Other	—	**—**
Financial institutions	—	**—**
Business corporations	0	**4**
Manufacturing	0	**0**
Agriculture	—	**—**
Forestry	—	**—**
Fishery	—	**—**
Mining industry	—	**—**
Construction	0	**0**
Electricity, gas, heating, water	—	**—**
Information communications	0	**0**
Transportation	—	**—**
Wholesale and retail	0	**0**
Finance and insurance	—	**—**
Real estate	—	**—**
Various services	0	**3**
Other	—	**—**
Individual	125	**—**
Special international financial transaction account portion	—	**—**
Total	126	**4**

Note: Equity exposure is not included in the above.

(ii) Exposures in default (applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	121	—
Central government	86	—
Local public organizations	—	—
Other	35	—
Financial institutions	—	—
Business corporations	148,877	**141,172**
Manufacturing	7,383	**7,521**
Agriculture	—	—
Forestry	—	—
Fishery	—	—
Mining industry	—	—
Construction	9,447	**11,662**
Electricity, gas, heating, water	223	**195**
Information communications	514	**772**
Transportation	90,981	**79,470**
Wholesale and retail	11,763	**9,670**
Finance and insurance	—	**6,152**
Real estate	13,332	**13,126**
Various services	10,975	**12,446**
Other	4,255	**154**
Individual	23,857	**31,662**
Special international financial transaction account portion	5,557	**447**
Total	178,413	**173,282**

Note: Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Business Type	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
General reserve for possible loan losses	57,280	18,814	**51,408**	**(5,872)**
Respective reserve for possible loan losses	17,166	(4,497)	**18,044**	**877**
Domestic	15,931	(4,420)	**14,892**	**(1,038)**
Overseas	1,235	(76)	**3,152**	**1,916**
Specified overseas receivables reserve account	526	(61)	**38**	**(488)**
Total	74,974	14,255	**69,490**	**(5,483)**

Notes:
1. Above is a description of the value in the bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Business Type	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
Sovereign	—	—	**—**	**—**
Central government	—	—	**—**	**—**
Local public organizations	—	—	**—**	**—**
Other	—	—	**—**	**—**
Financial institutions	—	—	**—**	**—**
Business corporations	13,866	(4,643)	**15,218**	**1,351**
Manufacturing	812	(785)	**3,219**	**2,406**
Agriculture	—	—	**—**	**—**
Forestry	—	—	**—**	**—**
Fishery	—	—	**—**	**—**
Mining industry	—	—	**—**	**—**
Construction	4,381	3,465	**1,510**	**(2,870)**
Electricity, gas, heating, water	—	(22)	**—**	**—**
Information communications	—	—	**579**	**579**
Transportation	1,251	(2,248)	**583**	**(667)**
Wholesale and retail	863	513	**1,590**	**727**
Finance and insurance	—	—	**2,864**	**2,864**
Real estate	98	(1,736)	**245**	**147**
Various services	5,219	(3,755)	**4,507**	**(712)**
Other	1,239	(74)	**116**	**(1,123)**
Individual	3,300	927	**2,826**	**(473)**
Special international financial transaction account portion	—	—	**—**	**—**
Other (Note 2)	—	(781)	**—**	**—**
Total	17,166	(4,497)	**18,045**	**877**

Notes:
1. General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.
2. The portion of the subsidiaries which were excluded from consolidation during the term is included in the above.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006	**Amount of loan amortized for FY2007**
Sovereign	—	**—**
Central government	—	**—**
Local public organizations	—	**—**
Other	—	**—**
Financial institutions	—	**—**
Business corporations	8,381	**8,109**
Manufacturing	1,677	**1,827**
Agriculture	—	**—**
Forestry	—	**—**
Fishery	—	**—**
Mining industry	—	**—**
Construction	549	**1,398**
Electricity, gas, heating, water	25	**—**
Information communications	210	**360**
Transportation	404	**161**
Wholesale and retail	1,272	**2,229**
Finance and insurance	61	**—**
Real estate	568	**474**
Various services	3,584	**1,655**
Other (Note 2)	26	**—**
Individual	4,141	**2,639**
Special international financial transaction account portion	—	**1,300**
Total	12,523	**12,049**

Note: Amount of loan amortized for trust account with an agreement on compensation for princicpal is included in the above.

Balance by Risk Weight Classification for Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007			March 31, 2008		
		Rating applicable	Rating not applicable (Note)		Rating applicable	Rating not applicable (Note)
0%	763	—	763	**298**	**4**	**293**
Over 0% to 10%	1	—	1	**126**	—	**126**
Over 10% to 35%	6,623	107	6,516	**6,642**	**4,990**	**1,652**
Over 35% to 75%	6,510	—	6,510	**363**	—	**363**
Over 75% to 100%	50,795	—	50,795	**18,407**	—	**18,407**
Over 100% to 150%	126	—	126	**4**	—	**4**
Capital deduction	—	—	—	—	—	—
Total	64,821	107	64,714	**25,843**	**4,995**	**20,848**

Note: The Group has registered for application of special exceptions in Article 67 of Consolidated Capital Adequacy Ratio Notification as to exposure oriented to corporations, etc., so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to Internal Rating System

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
0%	607	**447**
50%	264,316	**252,438**
70%	441,751	**458,997**
90%	4,092	**15,927**
115%	16,657	**3,797**
250%	47,891	**22,758**
Total	775,318	**754,366**

Note: The Group does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
300%	170,955	**36,375**
400%	1,479	**733**
Total	172,435	**37,108**

Note: As for balance of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Credit Rating	March 31, 2007				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	0.35%	44.49%	47.58%	3,834,550	837,396
Party requiring attention (except for party requiring management)	10.75%	43.26%	191.75%	546,958	131,905
Party requiring management or worse	100.00%	42.60%		175,026	27,968
Total	5.26%	44.27%	63.44%	4,556,535	997,270

(Millions of Yen)

Credit Rating	March 31, 2008 PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal business	**0.34%**	**44.38%**	**44.87%**	**3,974,492**	**577,295**
Party requiring attention (except for party requiring management)	**10.73%**	**42.96%**	**183.69%**	**330,762**	**93,667**
Party requiring management or worse	**100.00%**	**42.45%**		**163,858**	**25,399**
Total	**4.84%**	**44.19%**	**54.63%**	**4,469,114**	**696,362**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Credit Rating	March 31, 2007 PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,601,299	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management or worse	100.00%	45.00%		3,092	62
Total	0.09%	44.92%	0.01%	2,604,419	629,047

(Millions of Yen)

Credit Rating	March 31, 2008 PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.00%**	**44.93%**	**0.43%**	**2,503,185**	**695,050**
Party requiring attention (except for party requiring management)	—	—	—	—	—
Party requiring management or worse	**100.00%**	**45.00%**		—	**6**
Total	**0.00%**	**44.93%**	**0.43%**	**2,503,185**	**695,057**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Credit Rating	March 31, 2007 PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1) On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.07%	908,565	103,980
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40,053	128
Party requiring management or worse	—	—		—	—
Total	0.34%	45.41%	28.44%	948,619	104,180

(Millions of Yen)

Credit Rating	March 31, 2008				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value [Note 1]	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.05%**	**45.13%**	**25.04%**	**1,175,341**	**189,863**
Party requiring attention (except for party requiring management)	**7.42%**	**0.00%**	**0.00%**	**496**	—
Party requiring management or worse	—	—		—	—
Total	**0.06%**	**45.12%**	**25.03%**	**1,175,837**	**189,863**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average is values estimated by the respective internal ratings or risk weight weighted with EAD estimated value.

(4) Equity exposures using the PD/LGD approach

(Millions of Yen)

Credit Rating	March 31, 2007				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value [Note 1]	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.19%	90.00%	190.15%	79,383	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management or worse	100.00%	90.00%		0	—
Total	0.30%	90.00%	193.72%	80,973	24,974

(Millions of Yen)

Credit Rating	March 31, 2008				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value [Note 1]	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.15%**	**90.00%**	**134.94%**	**71,347**	**2,812**
Party requiring attention (except for party requiring management)	**7.42%**	**90.00%**	**428.24%**	**40**	—
Party requiring management or worse	**100.00%**	**90.00%**		**5**	—
Total	**0.16%**	**90.00%**	**135.09%**	**71,392**	**2,812**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are values estimated by the respective internal ratings or risk weight weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

March 31, 2007			March 31, 2008		
Risk Weight Weighted Average	EAD Estimated Value [Note 1]		Risk Weight Weighted Average	EAD Estimated Value [Note 1]	
	On-balance Sheet Asset Items	Off-balance Sheet Asset Items		On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555	**22.65%**	**484,367**	**975**

Notes:
1. EAD Estimated value is amount that takes into consideration the effect of credit risk reduction method.
2. This description is about Exposure oriented to purchase business corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures

(Millions of Yen)

Types of exposure	March 31, 2007						Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	
Residential loan							
No term-beginning delay	0.17%	40.65%	14.82%	1,560,694	61,917	4,475	100.00%
Term-beginning delay	25.81%	40.93%	251.31%	9,974	813	—	—
Default	100.00%	41.16%	32.72%	7,585	1,009	—	—
Consumption loan							
No term-beginning delay	1.45%	64.83%	57.67%	32,082	29,119	68,780	27.06%
Term-beginning delay	26.63%	63.71%	184.73%	698	106	—	—
Default	100.00%	33.43%	114.84%	1,916	1,502	164	17.45%
Business type loan							
No term-beginning delay	2.85%	47.43%	64.57%	102,649	123,979	729	100.00%
Term-beginning delay	20.80%	49.75%	103.58%	978	905	—	—
Default	100.00%	49.92%	0.00%	2,092	2,182	—	—
Other							
Other than default	0.32%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.65%	—	76	66	22	100.00%
Total	1.54%	42.18%	23.66%	1,720,292	223,800	74,411	32.40%

(Millions of Yen)

Types of exposure	**March 31, 2008**						Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	
Residential loan							
No term-beginning delay	**0.26%**	**41.61%**	**20.44%**	**2,014,542**	**294,341**	**8,073**	**100.00%**
Term-beginning delay	**33.36%**	**41.71%**	**253.64%**	**25,202**	**1,474**	**115**	**100.00%**
Default	**100.00%**	**40.47%**	**32.72%**	**9,492**	**897**	**9**	**100.00%**
Consumption loan							
No term-beginning delay	**1.09%**	**67.08%**	**39.40%**	**38,979**	**51,079**	**160,734**	**26.13%**
Term-beginning delay	**32.83%**	**66.14%**	**197.39%**	**1,341**	**384**	**544**	**18.59%**
Default	**100.00%**	**37.14%**	**109.74%**	**2,393**	**1,840**	**215**	**14.61%**
Business type loan							
No term-beginning delay	**3.79%**	**51.12%**	**76.92%**	**106,477**	**116,047**	**6,161**	**99.98%**
Term-beginning delay	**23.47%**	**60.83%**	**124.95%**	**3,305**	**2,156**	**—**	**—**
Default	**100.00%**	**77.45%**	**0.00%**	**6,907**	**1,873**	**—**	**—**
Other							
No term-beginning delay	**0.42%**	**11.49%**	**14.93%**	**1,509**	**1,730**	**141**	**100.00%**
Term-beginning delay	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Default	**100.00%**	**74.44 %**	**—**	**78**	**51**	**21**	**100.00%**
Total	**2.16%**	**51.84%**	**38.69%**	**2,210,230**	**471,878**	**176,018**	**32.18%**

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual loss amounts of portfolio applicable to internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2006	**Actual loss amount for FY2007**	**Comparison with actual loss amount for previous year**
Corporate exposures	47,428	**51,094**	**3,666**
Sovereign exposures	771	**—**	**(771)**
Bank exposures	—	**—**	**—**
Equity exposures applicable to the PD/LGD approach	—	**252**	**252**
Residential mortgage exposures	2,320	**1,679**	**(640)**
Qualifying revolving retail exposures	294	**1**	**(293)**
Other retail exposures	4,470	**5,148**	**678**
Total	55,285	**58,176**	**2,891**

Note: Actual loss amount is a total of the following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount debt, rewrite-off reserve provision amount, special foreign receivables reserve account provision amount, credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off, loss on sale of receivables, loss on waiver of receivables, depreciation relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amount for FY2007 increased by 2.8 billion yen compared to FY2006, centering on corporate exposures.

This is primarily attributable to an increase in loss due to a conservative estimation of reserve amounts for a part of corporate exposures during FY2007.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Actual value of loss amount for FY2007	**Estimated value of loss amount for FY2008**
Corporate exposures	125,462	**106,805**
Sovereign exposures	1,422	**41**
Bank exposures	1,844	**356**
Equity exposures applicable to the PD/LGD approach	254	**97**
Residential mortgage exposures	5,839	**10,531**
Qualifying revolving retail exposures	538	**1,077**
Other retail exposures	8,974	**15,750**
Total	144,337	**134,660**

Note: Estimated value of loss amount (= EAD estimated value x PD estimated value x LGD estimated value) is the value estimated to have acrrued in each fiscal year with March 31, 2007 and 2008 as the reference date, respectively.

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	March 31, 2007			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,258,580	11,039	300,085	175
Corporate exposures	237,075	11,039	276,712	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,258,580	11,039	300,085	175

(Millions of Yen)

Classification	March 31, 2008			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	**1,923,472**	**7,935**	**381,718**	**4,371**
Corporate exposures	**498,892**	**7,935**	**359,931**	**4,371**
Sovereign exposures	—	—	**21,786**	—
Bank exposures	**1,424,580**	—	—	—
Total	**1,923,472**	**7,935**	**381,718**	**4,371**

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	104,442	—	**94,458**	—
Corporate exposures	19,989	—	**39,117**	—
Sovereign exposures	84,149	—	**5,656**	—
Bank exposures	303	—	**49,684**	—
Total	104,442	—	**94,458**	—

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total gross reconstruction cost amount	64,346	**164,877**

(3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral
(for derivative product transactions, credit equivalents for each transaction classification is included)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,938	**93,690**
Of which, those corresponding to foreign exchange related transactions	37,177	**61,584**
Of which, those corresponding to interest rate related transactions	110,562	**191,268**
Of which, those corresponding to other transactions	—	—
Of which, those corresponding to the effect of credit risk reduction via collective liquidation netting contracts (loss)	85,801	**159,162**

(4) Total amount as indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total amount as indicated in (2) and gross add-on total minus the amount as indicated in (3)	(85,801)	**(159,162)**

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007	**March 31, 2008**
Accepted collateral	Government bonds	—	**2,680**
	Domestic stocks	—	**—**
	US bonds	—	**—**
	Cash (Euro)	—	**3,438**
	Other	—	**—**
Total		—	**6,118**
Deposited collateral	Government bonds	14,621	**14,692**
	Domestic stocks	2,315	**21,020**
	US bonds	1,176	**2,113**
	Cash (Euro)	8	**99**
	Other	—	**—**
Total		18,121	**37,925**

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen (at March 31, 2007) and 29,835 million (at March 31, 2008)) are deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,987	**91,876**

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal	**March 31, 2008 predicted principal**
Protection purchase	Credit default swap	—	**—**
	Credit link bond	—	**—**
	Other	—	**—**
Total		—	**—**
Protection provision	Credit default swap	1,000	**10,000**
	Credit link bond	30,000	**45,000**
	Other	15,000	**5,000**
Total		46,000	**60,000**

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method	—	**—**

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Group is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of Securitization	March 31, 2007	**March 31, 2008**
Amount of original assets of asset transfer-type securitization transactions	828,591	**719,193**
Residential loan	824,359	**703,693**
Other	4,232	**15,500**
Amount of original assets of synthetic-type securitization transactions	—	**—**
Residential loan	—	**—**
Other	—	**—**
Total amount of original assets	828,591	**719,193**

(2) Of exposure composing original assets, amount of exposures three months or longer overdue or exposures in default amount, loss amount in current term, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	March 31, 2007		**March 31, 2008**	
	Exposure amount	Loss amount in current term	Exposure amount	Loss amount in current term
Exposures three months or longer overdue	—	—	**—**	**—**
Residential loan	—	—	**—**	**—**
Other	—	—	**—**	**—**
Exposures in default	1,536	338	**2,601**	**319**
Residential loan	1,536	338	**2,601**	**319**
Other	—	—	**—**	**—**
Total	1,536	338	**2,601**	**319**

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
	Amount of exposure	Amount of exposure
Residential loan	209,775	**201,878**
Other	2,838	**2,757**
Total	212,613	**204,635**

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital	Balance	Required capital
Less than 20%	—	—	**—**	**—**
20% to less than 50%	—	—	**—**	**—**
50% to less than 100%	209,775	11,972	**201,878**	**14,559**
100% to less than 350%	—	—	**—**	**—**
Deduction of capital	2,682	2,682	**2,682**	**2,682**
Total	212,457	14,655	**204,560**	**17,242**

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (75 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	43,517	**34,687**
Other	155	**75**
Total	43,673	**34,763**

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by original asset type

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	—	—
Other	2,682	**2,682**
Total	2,682	**2,682**

(7) Matters concerning securitization exposure with early redemption provisions
N.A.

(8) Outline of exposure securitized in current term
N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by primary original asset type
N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Consolidated Capital Adequacy Ratio Notification
N.A.

Matters Concerning Securitization Exposure in which the Group is the Investor

(1) Amount of securitization exposure held and breakdown by type of original asset

(Millions of Yen)

Breakdown of original assets	March 31, 2007	**March 31, 2008**
Residential mortgage loan backed securities (RMBS)	110,643	**113,206**
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599	**2,800**
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014	**13,299**
First to default type credit link bond (CLN)	29,870	**39,901**
Asset-backed loans of monetary receivables such as loan receivables (ABL)	503	**189**
Securitization of business (WBS)	48,572	**42,199**
Asset-backed securities of monetary receivables such as installment receivables (ABS)	2,625	**10,729**
Total	210,829	**222,326**

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital amount	Balance	Required capital capital amount
Less than 20%	123,413	810	**134,096**	**883**
20% to less than 50%	87,044	2,580	**88,164**	**2,616**
50% to less than 100%	—	—	—	—
100% to less than 350%	372	32	**65**	**6**
Deduction of capital	—	—	**1,418**	**1,418**
Total	210,829	3,422	**223,745**	**4,925**

Note: Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by type of original asset
N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification
N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Consolidated Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount posted on consolidated balance sheet	Market value	Amount posted on consolidated balance sheet	Market value
Listed equity exposures	967,866	967,866	**686,194**	**686,194**
Equity exposure including investment or stocks, etc. other than above	94,938		**89,222**	
Total	1,062,805		**775,416**	

Note: Equity exposures for domestic and foreign stocks are described in the above.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment

(Millions of Yen)

Breakdown	March 31, 2007	March 31, 2008
Profit/loss on sale	22,334	**20,528**
Amortization loss (–)	6,333	**12,899**
Total	16,001	**7,629**

Note: Profit/loss on stocks stated on the Consolidated Profit and Loss Statement is described in the above.

Amount of Appraisal Profit/Loss Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

(Millions of Yen)

	March 31, 2007	March 31, 2008
Amount of appraisal profit/loss recognized on consolidated balance sheet and not recognized on consolidated profit and loss statements	450,193	**168,300**

Note:

Amount of Appraisal Profit/Loss Not Recognized on Consolidated Balance Sheet and Not Recognized on Consolidated Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 6, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Transitiotnal measure) of Supplementary Rules of Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007	March 31, 2008
Listed equity exposures	444,753	**418,628**
Equity exposures other than above	95,287	**90,117**
Total	540,041	**508,745**

Note: As for the amount of equity exposures classified into other securities, smaller amount of either, the amount posted on the consolidated balance sheet or the acquisition cost is used.
As for the amount of equity exposures that is not classified into other securities, the amount posted on the consolidated balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with an Agreement on Compensation for Principal

Term-end Balance in Trust Account with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	**—**
Equity exposure including investment other than above	25,474	**3,312**
Total	25,479	**3,312**

Note: Term-end balance is the amount based on accounting processing of trust account with an agreement on compensation for principal.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc. in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007	**March 31, 2008**
Profit/loss on sale	330	**(651)**
Amortization loss (–)	1,118	**—**
Total	(788)	**(651)**

Note: Profit/loss on sale and amortization loss is the amount based on the accounting processing of trust accounts with an agreement on compensation for principal.

Amount of Equity Exposures Applicable to Article 13 (Transitional measure) of the Supplementary Rules of Capital Adequacy Ratio Notification in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	**—**
Equity exposures other than above	500	**499**
Total	504	**499**

Amount of Exposure Applicable to Credit Risk Weighted Asset Exposures Relating to Funds

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Exposure applicable to look-through formula (Note 1)	458,617	**376,535**
Exposure applicable to modified simple majority method (Note 2)	18,177	**89,625**
Exposure applicable to investment criteria formula (Note 3)	31	**47,243**
Exposure applicable to simple risk weight method (Note 4)	—	**—**
Those applicable to 400% risk weight	—	**—**
Those applicable to 1250% risk weight	—	**—**
Total	476,826	**513,403**

Notes:
1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Group for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Variation amount of profit/loss or economic value from interest rate shock	72,665	**111,992**

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Since subject assets in consolidation target companies other than The Chuo Mitsui Trust and Banking Company, Limited are very few, and as internal management only manages on a non-consolidated basis, the value calculated for Chuo Mitsui Trust Banking and Company, Limited on a non-consolidated basis is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Non-consolidated Data

Means of Capital Procurement

Common stock
Non-cumulative perpetual preferred stock
Perpetual subordinated bonds
Fixed-term subordinated bonds

Credit Risk Weighted Assets

1. Type of internal ratings-based approach to be used:	the foundation internal ratings-based approach
2. Scope of application of the internal ratings-based approach and scope of application of the standardised approach:	for calculation of credit risk weighted assets, the foundation internal ratings-based approach is used in principle, however, the following scope shall be considered exempted from application and the standardised approach is used. [Application Exclusion Assets] Assets not occurring incidental to credit transactions or assets to which it is practically difficult to apply the internal ratings-based approach and besides there is little significance in credit risk management.
3. Rating agency used for the standardised approach:	Rating and Investment Information, Inc. However, for corporate exposures, we apply 100% risk weight to all.
4. Securitization exposure	
Credit risk weighted asset amount calculation method:	- for those with external ratings: the external ratings-based approach - for those without external ratings but possible to ascertain the original assets that back up the relevant securitization exposure: supervisory formula - for those without external ratings and not possible to ascertain the original assets that back up the relevant securitization exposure: capital deduction
Rating agency to be used:	Rating and Investment Information, Inc. Japan Credit Rating Agency, Ltd. Moody's Investors Service Inc. Standard & Poor's Ratings Services Fitch Ratings Limited

Operational Risks

• Method used in calculation of operational risk equivalents:	the standardised approach

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2007	**March 31, 2008**
Tier I capital		
Capital stock	358,173	**379,197**
Non-cumulative perpetual preferred stock of above	200,125	**181,625**
New stock application margin	—	—
Capital reserve	107,488	**128,511**
Other capital surplus	—	—
Retained earnings	16,006	**46,008**
Other retained earnings	300,262	**171,712**
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	15,010	—
Evaluation loss on securities (-)	—	—
Stock acquisition rights	—	—
Trade rights equivalent amount (-)	—	—
Intangible fixed asset equivalent posted by corporate consolidation (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	43,673	**34,763**
Amount equivalent to 50% of the amount exceeding the expected loss from the qualifying reserve (-)	14,426	**15,969**
Total tier I capital before deduction of deferred tax assets (total amount of above respective items)	708,819	**674,697**
Amount of deferred tax assets deducted (-)	—	**1,652**
Total tier I capital (A)	708,819	**673,044**
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and carrying amount just before revaluation	—	—
General reserve for possible loan losses (Note 3)	—	—
Amount by which qualifying reserve exceeds expected loss amount (Note 4)	—	—
Liability type fundraising means, etc.	296,007	**263,761**
Perpetual subordinated bonds of above (Note 5)	146,507	**121,261**
Fixed-term subordinated bonds and fixed-term preferred stock of above (Note 6)	149,500	**142,500**
Amount not calculated into Tier II capital (-)	—	—
Total Tier II capital (C)	296,007	**263,761**
Items for deduction (Note 7) (D)	19,579	**21,963**
Capital Amount (E) = (A) + (C) — (D)	985,247	**914,842**
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount	7,851,317	**7,452,124**
Asset (on-balance sheet) items	6,734,434	**6,349,796**
Off-balance sheet transaction items	1,116,883	**1,102,328**
Amount arrived at by dividing operational risk equivalents by 8%	463,962	**435,172**
Amount arrived at by multiplying {(amount arrived at by multiplying the rate prescribed in the Notification by the former required capital) minus (amount of new required capital)} by 25.0	—	—
Total (F)	8,315,280	**7,887,297**
Non-consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	11.84%	**11.59%**
(A)/(F) x 100	8.52%	**8.53%**
(B)/(A) x 100	—	—

Notes:

1. Composition of capital and capital adequacy ratio, etc. as of March 31, 2008 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 40, Paragraph 2 of the Capital Adequacy Ratio Notification, in other words, stock, etc., that has the probability of redemption including those adding a step-up interest rate and other special provisions (including preferred investment securities issued by overseas SPCs).
3. Amount of portion to which standardised approach is adopted is stated.
4. For trust account with an agreement on compensation for principal, amount by which qualifying reserve exceeds expected loss amount is not posted.
5. Meaning liability fundraising means as indicated in Article 41, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification, and which have all of the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases,
   (3) Should supplement loss while business is ongoing,
   (4) That for which interest payment obligation postponement is allowed.

6. These are those indicated in Article 41, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification. However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
7. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 43, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification, amount equivalentt to investment in those set in Item 2 of the relevant paragraph, the amount that is to be deducted pursuant to the provisions of Items 3 to 6 thereof and those indicated in Item 2 above.
8. From the end of the 2002 consolidated fiscal term (March 31, 2003), as to the internal control system relating to calculation of the capital adequacy ratio, we have received examination services by Deloitte Touche Tohmatsu. The relevant examination services were an implementation of examination procedures agreed upon between Tohmatsu and us, and were not an accounting audit in accordance with the GAAS, nor did we receive their opinion on the capital adequacy ratio itself, or internal controls relating to the calculation of the capital adequacy ratio (the abovementioned examination procedures were in accordance with the Japanese Institute of Certified Public Accountants, Committee on Audit by Business Type, Report No. 30).
9. Non-consolidated capital adequacy ratio (International Unified Standard), which constitutes a condition for adoption and continuous use of the internal ratings-based approach as prescribed in Article 238 of the Capital Adequacy Ratio Notification, is 11.48% (Tier I ratio: 8.32%).

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks (amount in (2) (3) shall be excluded)

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Portfolio applicable to standardised approach	1,081	**1,078**
Portfolio applicable to the internal ratings-based approach	567,329	**539,069**
Corporate exposures	455,593	**382,838**
Sovereign exposures	1,409	**1,153**
Bank exposures	27,776	**28,298**
Residential mortgage exposures	26,430	**53,042**
Qualifying revolving retail exposures	1,038	**1,267**
Other retail exposures	21,902	**29,601**
Other exposures (Note 2)	33,179	**42,868**
Securitization exposure	61,751	**56,931**
Total (A)	630,162	**597,078**

Notes:
1. Exposure regarding purchased receivables, unsettled transactions, lease transactions and other assets.
2. Calculation method of required capital amount for the credit risk is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
Portfolio applicable to the standardised approach: amount of credit risk weighted asset x 8% + capital deduction amount
Portfolio applicable to the internal ratings-based approach and securitization exposure: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount

(2) Required capital amount for the credit risk relating to equity exposures applicable to the internal ratings-based approach

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Market-based approach	43,580	**9,502**
Simple risk weight method	43,580	**9,502**
PD/LGD approach	16,372	**8,832**
Those applicable to the transitional measure (Note 1)	54,679	**51,824**
Total (B)	114,636	**70,159**

Notes:
1. Amount of credit risk weighted assets is calculated by placing risk weight as being 100%, pursuant to Article 13 of the Supplementary Rules of Capital Adequacy Ratio Notification.
2. Calculation method of required capital amount to credit risk relating to equity exposures applicable to the internal ratings-based approach is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
Those applicable to simple risk weight method of the market-based approach: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount
Those applicable to the PD/LGD approach is: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Those applicable to the transitional measure: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(3) Required capital amount for the credit risk relating to funds

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Look-through formula	76,552	**74,097**
Modified simple majority method	5,555	**22,939**
Operational standards method	10	**13,831**
Simple risk weight method	—	**—**
Those applicable to 400% risk weight	—	**—**
Those applicable to 1250% risk weight	—	**—**
Total (C)	82,118	**110,868**

Note: Calculation method of required capital amount for credit risk relating to funds is as follows (although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the required capital amount).
Look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + expected loss amount + capital deduction amount
Other than look-through formula: (amount of credit risk weighted asset x 1.06) x 8% + capital deduction amount

(4) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Gross profit distribution method	37,116	**34,813**
Total (D)	37,116	**34,813**

(5) Total amount of non-consolidated required capital

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Total amount of non-consolidated required capital (Note 1)	665,222	**630,983**

Notes:
1. (Total amount of credit risk weighted asset + operational risk equivalents/8%) x 8%
2. Although the Company uses domestic standards, as we have adopted the foundation internal ratings-based approach, we use 8% for calculation of the principal requirements amount.

Matters Concerning Credit Risks

(except for matters regarding exposure applicable to credit risk weighted asset deemed calculation and securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	March 31, 2008	Average balance of exposure during the term
Standardised approach	14,047	**15,721**	**15,083**
Loaned money, call loans, deposits, etc.	14,047	**15,721**	**15,083**
Securities	—	—	—
Derivative transactions	—	—	—
Off-balance sheet transactions	—	—	—
Commitment	—	—	—
Trusts with an agreement on compensation for principal	—	—	—
Repo-style transactions	—	—	—
Other	—	—	—
Internal ratings-based approach	12,637,990	**13,582,539**	**13,185,713**
Loaned money, call loans, deposits, etc.	7,871,645	**8,289,625**	**7,977,665**
Securities	2,804,926	**3,248,062**	**3,053,584**
Derivative transactions	64,705	**100,637**	**84,304**
Off-balance sheet transactions	1,896,711	**1,944,213**	**2,070,158**
Commitment	356,204	**394,797**	**375,555**
Trusts with an agreement on compensation for principal	696,845	**612,744**	**649,148**
Repo-style transactions	49,943	**96,817**	**66,358**
Other	793,717	**839,854**	**979,094**
Total	12,652,037	**13,598,261**	**13,200,794**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 455,935 million yen are not included in above.
3. Internal ratings-based approach application exclusion portion is described in the standardised approach.
4. The average balance of exposure during the term is the average value for respective quarterly term-end balances.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	March 31, 2008
Domestic	11,590,556	**12,320,936**
Loaned money, call loans, deposits, etc.	7,361,081	**8,060,704**
Securities	2,331,947	**2,343,657**
Derivative transactions	50,703	**32,678**
Off-balance sheet transactions	1,846,824	**1,883,896**
Commitment	347,986	**390,315**
Trusts with an agreement on compensation for principal	696,814	**612,551**
Repo-style transactions	14,603	**49,765**
Other	787,419	**831,263**
Overseas	1,061,481	**1,277,324**
Loaned money, call loans, deposits, etc.	524,612	**244,643**
Securities	472,979	**904,404**
Derivative transactions	14,002	**67,958**
Off-balance sheet transactions	49,887	**60,317**
Commitment	8,217	**4,481**
Trusts with an agreement on compensation for principal	31	**193**
Repo-style transactions	35,340	**47,051**
Other	6,297	**8,591**
Total	12,652,037	**13,598,261**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 455,935 million yen are not included in above.
3. Internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Sovereign	3,205,638	**3,180,873**
Central government	2,752,666	**2,794,236**
Loaned money, call loans, deposits, etc.	249,727	**90,201**
Securities	1,928,793	**2,056,223**
Derivative transactions	—	—
Off-balance sheet transactions	574,145	**647,811**
Commitment	—	—
Trusts with an agreement on compensation for principal	24	—
Repo-style transactions	—	—
Other	574,120	**647,811**
Local public organizations	58,318	**59,776**
Loaned money, call loans, deposits, etc.	18,376	**18,335**
Securities	3,089	**1,297**
Derivative transactions	—	—
Off-balance sheet transactions	36,853	**40,143**
Commitment	—	—
Trusts with an agreement on compensation for principal	6,917	**6,122**
Repo-style transactions	—	—
Other	29,935	**34,021**
Other	394,653	**326,861**
Loaned money, call loans, deposits, etc.	293,361	**267,792**
Securities	83,304	**51,940**
Derivative transactions	—	—
Off-balance sheet transactions	17,987	**7,127**
Commitment	—	—
Trusts with an agreement on compensation for principal	11,618	**6,905**
Repo-style transactions	—	—
Other	6,369	**221**
Financial institutions	864,595	**1,504,672**
Loaned money, call loans, deposits, etc.	297,544	**501,964**
Securities	461,223	**812,844**
Derivative transactions	38,922	**71,069**
Off-balance sheet transactions	66,904	**118,793**
Commitment	14,065	**20,499**
Trusts with an agreement on compensation for principal	1,777	**1,718**
Repo-style transactions	49,860	**95,426**
Other	1,201	**1,149**
Business corporation	6,224,761	**6,074,555**
Loaned money, call loans, deposits, etc.	5,026,197	**5,170,762**
Securities	328,517	**325,756**
Derivative transactions	25,783	**29,568**
Off-balance sheet transactions	844,262	**548,468**
Commitment	323,268	**345,410**
Trusts with an agreement on compensation for principal	342,386	**62,902**
Repo-style transactions	83	**1,390**
Other	178,523	**138,765**

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Individual	2,074,549	**2,773,966**
Loaned money, call loans, deposits, etc.	1,717,991	**2,192,098**
Securities	—	—
Derivative transactions	—	—
Off-balance sheet transactions	356,557	**581,868**
Commitment	18,869	**28,886**
Trusts with an agreement on compensation for principal	334,121	**535,096**
Repo-style transactions	—	—
Other	3,566	**17,885**
Special international financial transaction account portion	282,493	**64,192**
Loaned money, call loans, deposits, etc.	282,493	**64,192**
Securities	—	—
Derivative transactions	—	—
Off-balance sheet transactions	—	—
Commitment	—	—
Trusts with an agreement on compensation for principal	—	—
Repo-style transactions	—	—
Other	—	—
Total	12,652,037	**13,598,261**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet.
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation.
   (3) Derivative transactions: credit equivalents.
   (4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 455,935 million yen are not included in above.

(Reference) Term-end Balance of Exposure by Business Type Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Manufacturing	957,608	**1,040,795**
Loaned money, call loans, deposits, etc.	727,174	**796,875**
Securities	46,050	**43,610**
Derivative transactions	2,376	**3,105**
Off-balance sheet transactions	182,007	**197,204**
Commitment	137,915	**159,926**
Trusts with an agreement on compensation for principal	18,649	**14,413**
Repo-style transactions	—	**—**
Other	25,443	**22,864**
Agriculture	946	**161**
Loaned money, call loans, deposits, etc.	942	**161**
Securities	—	**—**
Derivative transactions	0	**—**
Off-balance sheet transactions	3	**—**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	3	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Forestry	215	**220**
Loaned money, call loans, deposits, etc.	215	**220**
Securities	—	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	—	**—**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Fishery	4,345	**3**
Loaned money, call loans, deposits, etc.	4,343	**3**
Securities	—	**—**
Derivative transactions	2	**—**
Off-balance sheet transactions	—	**—**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	—	**—**
Repo-style transactions	—	**—**
Other	—	**—**
Mining industry	15,661	**6,598**
Loaned money, call loans, deposits, etc.	4,497	**3,063**
Securities	—	**—**
Derivative transactions	23	**45**
Off-balance sheet transactions	11,140	**3,488**
Commitment	—	**—**
Trusts with an agreement on compensation for principal	16	**6**
Repo-style transactions	—	**—**
Other	11,124	**3,482**
Construction	131,341	**132,199**
Loaned money, call loans, deposits, etc.	93,475	**98,909**
Securities	4,507	**1,400**
Derivative transactions	234	**132**
Off-balance sheet transactions	33,123	**31,756**
Commitment	29,056	**28,425**
Trusts with compensation for principal	2,775	**2,201**
Repo-style transactions	—	**—**
Other	1,291	**1,129**

(continues to right column)

(continued from left column)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Electricity, gas, heating, water	151,463	**200,312**
Loaned money, call loans, deposits, etc.	134,545	**190,705**
Securities	310	**—**
Derivative transactions	288	**9**
Off-balance sheet transactions	16,317	**9,597**
Commitment	6,035	**4,610**
Trusts with an agreement on compensation for principal	7,328	**4,986**
Repo-style transactions	—	**—**
Other	2,953	**0**
Information communications	52,755	**48,335**
Loaned money, call loans, deposits, etc.	43,555	**39,557**
Securities	3,657	**3,288**
Derivative transactions	119	**75**
Off-balance sheet transactions	5,422	**5,413**
Commitment	5,187	**5,281**
Trusts with an agreement on compensation for principal	216	**111**
Repo-style transactions	—	**—**
Other	18	**20**
Transportation	586,426	**589,402**
Loaned money, call loans, deposits, etc.	524,668	**530,103**
Securities	29,685	**29,886**
Derivative transactions	2,034	**2,696**
Off-balance sheet transactions	30,037	**26,716**
Commitment	19,739	**17,589**
Trusts with an agreement on compensation for principal	10,001	**6,817**
Repo-style transactions	—	**—**
Other	296	**2,308**
Wholesale and retail	513,335	**543,085**
Loaned money, call loans, deposits, etc.	475,690	**497,732**
Securities	11,167	**13,935**
Derivative transactions	1,354	**907**
Off-balance sheet transactions	25,123	**30,509**
Commitment	16,426	**20,123**
Trusts with an agreement on compensation for principal	5,196	**3,517**
Repo-style transactions	—	**—**
Other	3,500	**6,867**
Finance and insurance	1,226,170	**1,214,867**
Loaned money, call loans, deposits, etc.	1,099,966	**1,092,363**
Securities	3,731	**2,860**
Derivative transactions	15,408	**18,464**
Off-balance sheet transactions	107,064	**101,179**
Commitment	37,915	**35,269**
Trusts with an agreement on compensation for principal	10,771	**9,559**
Repo-style transactions	83	**1,390**
Other	58,293	**54,958**
Real estate	1,555,424	**1,585,159**
Loaned money, call loans, deposits, etc.	1,314,062	**1,342,665**
Securities	142,239	**143,063**
Derivative transactions	2,742	**2,735**
Off-balance sheet transactions	96,380	**96,694**
Commitment	54,163	**55,743**
Trusts with compensation for principal	24,883	**17,299**
Repo-style transactions	—	**—**
Other	17,333	**23,651**

(continues to p. 181)

(continued from p. 180)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Various services	561,177	**518,081**
Loaned money, call loans, deposits, etc.	442,652	**435,548**
Securities	87,152	**52,230**
Derivative transactions	1,030	**706**
Off-balance sheet transactions	30,341	**29,595**
Commitment	8,581	**8,830**
Trusts with an agreement on compensation for principal	7,897	**3,986**
Repo-style transactions	—	**—**
Other	13,862	**16,778**
Other	467,889	**195,331**
Loaned money, call loans, deposits, etc.	160,407	**142,850**
Securities	14	**35,481**
Derivative transactions	168	**687**
Off-balance sheet transactions	307,300	**16,312**
Commitment	8,247	**9,610**
Trusts with an agreement on compensation for principal	254,645	**—**
Repo-style transactions	—	**—**
Other	44,407	**6,701**
Total	6,224,761	**6,074,555**

Notes:
1. The following values are used for above term-end balance:
(1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
(2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
(3) Derivative transactions: credit equivalents,
(4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 455,935 million yen are not included in above.

(3) Term-end Balance of Exposure by Remaining Period Relevant to Corporations and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
1 year or shorter	3,489,260	**3,953,908**
Loaned money, call loans, deposits, etc.	2,585,239	**2,906,542**
Securities	23,727	**40,491**
Derivative transactions	18,652	**28,448**
Off-balance sheet transactions	861,640	**988,425**
Commitment	117,029	**120,677**
Trusts with an agreement on compensation for principal	62,542	**44,773**
Repo-style transactions	16,248	**96,817**
Other	665,820	**726,157**
Over 1 year to 3 years or shorter	1,969,514	**2,758,245**
Loaned money, call loans, deposits, etc.	1,498,275	**1,432,700**
Securities	238,195	**1,099,467**
Derivative transactions	4,268	**4,178**
Off-balance sheet transactions	228,774	**221,899**
Commitment	199,686	**199,544**
Trusts with an agreement on compensation for principal	21,520	**16,703**
Repo-style transactions	459	**—**
Other	7,107	**5,650**
Over 3 years to 5 years or shorter	2,670,509	**2,354,777**
Loaned money, call loans, deposits, etc.	1,383,201	**1,215,290**
Securities	1,235,228	**1,051,130**
Derivative transactions	5,176	**4,121**
Off-balance sheet transactions	46,903	**84,234**
Commitment	24,073	**64,301**
Trusts with an agreement on compensation for principal	20,508	**16,832**
Repo-style transactions	109	**—**
Other	2,212	**3,099**
Over 5 years to 7 years or shorter	1,078,381	**403,367**
Loaned money, call loans, deposits, etc.	429,207	**272,347**
Securities	608,087	**91,724**
Derivative transactions	1,971	**6,358**
Off-balance sheet transactions	39,115	**32,937**
Commitment	8,503	**3,753**
Trusts with an agreement on compensation for principal	28,074	**25,536**
Repo-style transactions	—	**—**
Other	2,536	**3,647**
Over 7 years	3,228,280	**3,887,816**
Loaned money, call loans, deposits, etc.	1,965,387	**2,389,290**
Securities	650,666	**965,248**
Derivative transactions	34,636	**57,530**
Off-balance sheet transactions	577,591	**475,747**
Commitment	6,560	**6,205**
Trusts with an agreement on compensation for principal	425,407	**371,439**
Repo-style transactions	33,127	**—**
Other	112,495	**98,102**

(continues to right column)

(continued from left column)

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
With no provision for period	216,091	**214,457**
Loaned money, call loans, deposits, etc.	24,382	**73,487**
Securities	49,021	**—**
Derivative transactions	—	**—**
Off-balance sheet transactions	142,687	**140,969**
Commitment	350	**313**
Trusts with an agreement on compensation for principal	138,792	**137,459**
Repo-style transactions	—	**—**
Other	3,544	**3,196**
Total	12,652,037	**13,582,572**

Notes:

1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting partial direct write-off from amount of exposure at default; however, for application exclusion portion (standardised approach), amount gained by deducting valuation gains on other securities from the amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents; however, for repo-style transactions, exposure at default after credit risk mitigation,
   (3) Derivative transactions: credit equivalents,
   (4) Trust with an agreement on compensation for principal: exposure at default less partial direct write-off.
2. Equity exposures and other assets, etc. as provided in Article 178 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 455,935 million yen are not included in above.
3. Those of which remaining period is beyond recognition are included in "With no provision for period."

Term-end Balance of Exposure Delay of Three Months or Longer and Exposures in Default and Breakdown by Primary Type

(1) Term-end balance of exposure by region

(Millions of Yen)

Classification	March 31, 2007			**March 31, 2008**		
	Domestic	Overseas	Total	Domestic	Overseas	Total
Exposure delay of three months or longer (applicable to standardised approach)	—	—	—	**—**	**—**	**—**
Exposures in default (applicable to the internal ratings-based approach)	170,314	5,797	176,112	**171,335**	**447**	**171,782**
Total	170,314	5,797	176,112	**171,335**	**447**	**171,782**

Notes:
1. Equity exposures is not included in the above.
2. Internal ratings-based approach application exclusion portion is described in the standardised approach.

(2) Term-end balance of exposure by business type

(i) Exposures three months or longer overdue (applicable to standardised approach)

N.A.

(ii) Exposures in default (applicable to the internal ratings-based approach)

(Millions of Yen)

Business Type	March 31, 2007	**March 31, 2008**
Sovereign	35	**—**
Central government	—	**—**
Local public organizations	—	**—**
Other	35	**—**
Financial institutions	—	**—**
Corporations	147,468	**140,785**
Manufacturing	7,022	**7,517**
Agriculture	—	**—**
Forestry	—	**—**
Fishery	—	**—**
Mining industry	—	**—**
Construction	9,447	**11,662**
Electricity, gas, heating, water	223	**195**
Information communications	514	**772**
Transportation	90,941	**79,470**
Wholesale and retail	11,752	**9,661**
Finance and insurance	—	**6,152**
Real estate	13,122	**12,758**
Various services	10,913	**12,439**
Other	3,530	**154**
Individual	23,051	**30,549**
Special international financial transaction account portion	5,557	**447**
Total	176,112	**171,782**

Note: Equity exposures is not included in the above.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(1) Balance of reserve by region

(Millions of Yen)

Type of Reserve	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
General reserve for possible loan losses	54,553	16,347	**48,271**	**(6,282)**
Respective reserve for possible loan losses	14,432	(4,512)	**15,708**	**1,276**
Domestic	13,196	(4,435)	**12,556**	**(640)**
Overseas	1,235	(76)	**3,152**	**1,916**
Specified overseas receivables reserve account	521	(57)	**38**	**(483)**
Total	69,506	11,777	**64,017**	**(5,489)**

Notes:
1. Above is a description of the value in bank account.
2. General reserve for possible loan losses is not managed by region.

(2) Balance of respective reserve for possible loan losses by business type

(Millions of Yen)

Type of Reserve	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
Sovereign	—	—	**—**	**—**
Central government	—	—	**—**	**—**
Local public organizations	—	—	**—**	**—**
Other	—	—	**—**	**—**
Financial institutions	—	—	**—**	**—**
Corporations	13,703	(4,613)	**15,200**	**1,496**
Manufacturing	709	(775)	**3,215**	**2,506**
Agriculture	—	—	**—**	**—**
Forestry	—	—	**—**	**—**
Fishery	—	—	**—**	**—**
Mining industry	—	—	**—**	**—**
Construction	4,377	3,461	**1,510**	**(2,866)**
Electricity, gas, heating, water	—	(22)	**—**	**—**
Information communications	—	—	**579**	**579**
Transportation	1,250	(2,248)	**583**	**(667)**
Wholesale and retail	816	516	**1,585**	**768**
Finance and insurance	—	—	**2,864**	**2,864**
Real estate	96	(1,734)	**242**	**146**
Various services	5,218	(3,732)	**4,501**	**(716)**
Other	1,235	(76)	**116**	**(1,119)**
Individual	728	100	**507**	**(220)**
Special international financial transaction account portion	—	—	**—**	**—**
Other	14,432	(4,512)	**15,708**	**1,276**

Note: General reserve for possible loan losses and specified overseas receivables reserve account are not managed by business type.

Amount of Loan Amortized by Business Type

(Millions of Yen)

Business Type	Amount of loan amortized for FY2006	**Amount of loan amortized for FY2007**
Sovereign	—	**—**
Central government	—	**—**
Local public organizations	—	**—**
Other	—	**—**
Financial institutions	—	**—**
Business corporations	8,118	**8,109**
Manufacturing	1,673	**1,827**
Agriculture	—	**—**
Forestry	—	**—**
Fishery	—	**—**
Mining industry	—	**—**
Construction	516	**1,398**
Electricity, gas, heating, water	25	**0**
Information communications	210	**360**
Transportation	404	**161**
Wholesale and retail	1,230	**2,229**
Finance and insurance	61	**—**
Real estate	429	**474**
Various services	3,562	**1,655**
Other	4	**—**
Individual	2,680	**2,639**
Special international financial transaction account portion	—	**1,300**
Total	10,798	**12,049**

Note: Amount of loan amortized for trust account with an agreement on compensation for principal is included in the above.

Balance for Each Risk Weight Classification as to Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007			March 31, 2008		
		Rating applicable	Rating not applicable (Note)		Rating applicable	Rating not applicable (Note)
0%	530	—	530	**—**	**—**	**—**
0% to 10%	—	—	—	**—**	**—**	**—**
10% to 35%	—	—	—	**—**	**—**	**—**
35% to 75%	14	—	14	**15**	**15**	**—**
75% to 100%	13,501	—	13,501	**15,705**	**18**	**15,687**
100% to 150%	—	—	—	**—**	**—**	**—**
Capital deduction	—	—	—	**—**	**—**	**—**
Total	14,047	—	14,047	**15,721**	**34**	**15,687**

Note: The Company as registered for application of special exceptions in Article 67 of Capital Adequacy Ratio Notification as to corporate exposures, so risk weight is uniformly 100%. The exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Exposures Applicable to Internal Rating System

(1) Balance of specialized lending using slotting criteria

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
0%	607	**447**
50%	264,316	**252,438**
70%	441,751	**458,997**
90%	4,092	**15,927**
115%	16,657	**3,797**
250%	47,891	**22,758**
Total	775,318	**754,366**

Note: The Company does not hold loans for commercial real estate (with high volatility).

(2) Balance of equity exposures using simple risk weight method of the market-based approach

(Millions of Yen)

Risk Weight	March 31, 2007	March 31, 2008
300%	170,955	**36,375**
400%	263	**733**
Total	171,219	**37,108**

Note: As for balance of equity exposures classified into other securities, smaller amount of either the amount posted on the balance sheet or acquisition cost. For balance of equity exposures that is not classified into other securities, the amount posted on the balance sheet is used.

Matters Concerning Portfolio Applicable to the Internal Ratings-based Approach

(1) Corporate exposures

(Millions of Yen)

Credit Rating	March 31, 2007				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.35%	44.50%	47.18%	3,834,455	841,102
Party requiring attention (except for party requiring management)	10.71%	43.24%	191.22%	520,960	131,905
Party requiring management or worse	100.00%	42.59%		173,127	27,968
Total	5.19%	44.28%	62.45%	4,528,543	1,000,976

(Millions of Yen)

Credit Rating	March 31, 2008			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.33%**	**44.39%**	**44.84%**	**3,967,922**	**577,340**
Party requiring attention (except for party requiring management)	**10.50%**	**43.15%**	**182.84%**	**346,279**	**93,667**
Party requiring management or worse	**100.00%**	**42.46%**		**163,387**	**25,399**
Total	**4.83%**	**44.22%**	**54.94%**	**4,477,590**	**696,407**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(2) Sovereign exposures

(Millions of Yen)

Credit Rating	March 31, 2007			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.00%	44.92%	0.00%	2,574,880	628,985
Party requiring attention (except for party requiring management)	15.55%	45.00%	220.02%	27	—
Party requiring management or worse	100.00%	45.00%		3,061	6
Total	0.09%	44.92%	0.01%	2,577,970	628,992

(Millions of Yen)

Credit Rating	March 31, 2008			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	**0.00%**	**44.93%**	**0.43%**	**2,484,504**	**695,050**
Party requiring attention (except for party requiring management)	—	—	—	—	—
Party requiring management or worse	**100.00%**	**45.00%**		—	**6**
Total	**0.00%**	**44.93%**	**0.43%**	**2,484,504**	**695,057**

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(3) Bank exposures

(Millions of Yen)

Credit Rating	March 31, 2007			EAD Estimated Value (Note 1)	
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.06%	45.13%	21.06%	907.623	103,921
Party requiring attention (except for party requiring management)	7.42%	52.47%	214.10%	40.053	128
Party requiring management or worse	—	—		—	—
Total	0.34%	45.41%	28.44%	947.677	104,050

(Millions of Yen)

Credit Rating	March 31, 2008				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.05%	45.13%	25.04%	1,174,666	189,863
Party requiring attention (except for party requiring management)	7.42%	0.00%	0.00%	496	—
Party requiring management or worse	—	—		—	—
Total	0.06%	45.12%	25.03%	1,175,162	189,863

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(4) Equity exposures using the PD/LGD approach

(Millions of Yen)

Credit Rating	March 31, 2007				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.18%	90.00%	183.37%	81,253	24,974
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,589	—
Party requiring management or worse	100.00%	90.00%		0	—
Total	0.28%	90.00%	186.98%	82,843	24,974

(Millions of Yen)

Credit Rating	March 31, 2008				
	PD Estimated Value Weighted Average	LGD Estimated Value Weighted Average	Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
				On-balance Sheet Asset Items	Off-balance Sheet Asset Items
Normal borrowers	0.12%	90.00%	128.04%	75,813	2,812
Party requiring attention (except for party requiring management)	7.42%	90.00%	428.24%	1,711	—
Party requiring management or worse	100.00%	90.00%		5	—
Total	0.28%	90.00%	134.13%	77,529	2,812

Notes:
1. EAD Estimated value is an amount that took into consideration the effect of the credit risk reduction method.
2. Eleven internal ratings stages are integrated into three debtor classifications and indicated.
3. PD estimated value weighted average, LGD estimated value weighted average, and risk weight weighted average are either the estimated value of the respective internal ratings weighted with EAD estimated value, or the risk weight of the respective internal ratings weighted with EAD estimated value.

(5) Exposure relating to purchased receivables

(Millions of Yen)

March 31, 2007			March 31, 2008		
Risk Weight Weighted Average	EAD Estimated Value (Note 1)		Risk Weight Weighted Average	EAD Estimated Value (Note 1)	
	On-balance Sheet Asset Items	Off-balance Sheet Asset Items		On-balance Sheet Asset Items	Off-balance Sheet Asset Items
33.70%	185,485	555	33.70%	484,367	975

Notes:
1. EAD Estimated value is amount that takes into consideration the effect of credit risk reduction method.
2. This description is about Exposure to purchase corporations that do not use top-down approach.
3. Risk weight weighted average is a value of risk weight weighted with EAD dilution.

(6) Residential mortgage exposures, qualifying revolving retail exposures, and other retail exposures

(Millions of Yen)

Types of exposure	March 31, 2007						
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
Residential loan							
No term-beginning delay	0.17%	40.65%	14.82%	1,560,694	61,911	4,475	100.00%
Term-beginning delay	25.81%	40.93%	251.31%	9,974	813	—	—
Default	100.00%	39.83%	32.72%	5,396	1,008	—	—
Consumption loan							
No term-beginning delay	1.07%	59.17%	42.40%	28,967	23,718	63,402	20.88%
Term-beginning delay	26.63%	63.71%	184.73%	698	106	—	0.00%
Default	100.00%	30.10%	109.04%	1,397	1,500	163	16.77%
Business type loan							
No term-beginning delay	2.85%	47.44%	64.58%	102,587	123,979	729	100.00%
Term-beginning delay	20.80%	49.75%	103.58%	978	905	—	—
Default	100.00%	50.66%	0.00%	1,937	2,182	—	—
Other							
Other than default	0.32%	14.59%	15.73%	1,544	2,197	238	100.00%
Default	100.00%	61.65%	—	76	66	22	100.00%
Total	1.39%	41.93%	23.05%	1,714,253	218,390	69,032	27.13%

(Millions of Yen)

Types of exposure	**March 31, 2008**						
				EAD estimated value			
	PD estimated value weighted average	LGD estimated value weighted average	Risk weight weighted average	On-balance sheet asset items	Off-balance sheet asset items	Commitment pre-withdrawal amount	Weighted average of estimated value of assessment rate which is to be multiplied by the non-withdrawal amount to the left
Residential loan							
No term-beginning delay	**0.26%**	**41.61%**	**20.44%**	**2,014,542**	**294,336**	**8,073**	**100.00%**
Term-beginning delay	**33.36%**	**41.71%**	**253.64%**	**25,202**	**1,474**	**115**	**100.00%**
Default	**100.00%**	**39.41%**	**32.72%**	**7,542**	**896**	**9**	**100.00%**
Consumption loan							
No term-beginning delay	**1.46%**	**57.52%**	**50.71%**	**33,813**	**28,574**	**77,542**	**25.17%**
Term-beginning delay	**32.83%**	**66.14%**	**197.39%**	**1,341**	**384**	**544**	**18.59%**
Default	**100.00%**	**29.83%**	**111.72%**	**1,564**	**1,840**	**215**	**14.61%**
Business type loan							
No term-beginning delay	**3.72%**	**48.49%**	**72.65%**	**100,923**	**110,260**	**373**	**99.69%**
Term-beginning delay	**23.88%**	**59.97%**	**124.26%**	**3,187**	**2,156**	—	—
Default	**100.00%**	**75.60%**	**0.00%**	**6,184**	**1,873**	—	—
Other							
No term-beginning delay	**0.42%**	**11.49%**	**14.93%**	**1,509**	**1,730**	**141**	**100.00%**
Term-beginning delay	—	—	—	—	—	—	—
Default	**100.00%**	**74.44%**	**0.00%**	**78**	**51**	**21**	**100.00%**
Total	**2.39%**	**46.32%**	**39.09%**	**2,195,891**	**443,579**	**87,037**	**32.61%**

Notes:
1. EAD Estimated value is an amount that takes into consideration the effect of credit risk reduction method.
2. Segmented pool classification is integrated into above classifications and shown.
3. PD estimated value weighted average, LGD estimated value weighted average, risk weight weighted average, and weighted average of estimated value of assessment rate by which to multiply the pre-withdrawal amount to the left are estimated values or risk weight by respective pool classifications weighted with EAD estimated value.

Actual loss amount of portfolio applicable to the internal ratings-based approach in the most recent term / actual value of the relevant term, and comparison with past actual value

(Millions of Yen)

Classification	Actual loss amount for FY2006	Actual loss amount for FY2007	Comparison with actual loss amount for previous year
Corporate exposures	45,844	**50,909**	**5,065**
Sovereign exposures	771	**—**	**(771)**
Bank exposures	—	**—**	**—**
Equity exposures applicable to the PD/LGD approach	—	**252**	**252**
Residential mortgage exposures	159	**92**	**(66)**
Qualifying revolving retail exposures	0	**1**	**—**
Other retail exposures	3,296	**2,918**	**(377)**
Total	50,071	**54,174**	**4,103**

Note: Actual loss amount is total of following amounts relating to exposures in default, not including reversal of reserve:
General reserve for possible loan losses provision amount, special reserve provision amount, receivables depreciation reserve provision, special foreign receivables reserve account provision amount, debt credit risk adjusted amount relating to derivatives (up to here, portion for party requiring management), respective reserve for possible loan losses provision amount, reserve for contingent loss provision amount, debt write-off amount, loss on sale of receivables, loss on waiver of receivables, depreciation amount relating to equity exposures applicable to the PD/LGD approach, loss on sale.

[Analysis of Factors]

Actual loss amount for FY2007 increased by 4.1 billion yen compared to FY2006, centering on corporate exposures.

This is primarily attributable to an increase in loss due to a conservative estimation of reserve amounts for a part of corporate exposures during FY2007.

Estimated value of loss amount of portfolio applicable to the internal ratings-based approach

(Millions of Yen)

Classification	Actual value of loss amount for FY2007	**Estimated value of loss amount for FY2008**
Corporate exposures	123,290	**106,943**
Sovereign exposures	1,383	**41**
Bank exposures	1,843	**355**
Equity exposures applicable to the PD/LGD approach	244	**191**
Residential mortgage exposures	4,853	**9,652**
Qualifying revolving retail exposures	447	**579**
Other retail exposures	8,423	**14,337**
Total	140,486	**132,101**

Note: Estimated value of loss amount (= EAD estimated value x PD estimated value x LGD estimated value) is the value estimated to have accrued in each fiscal year with March 31, 2007 and 2008 as the reference date, respectively.

Matters Concerning Credit Risk Mitigation Measures

Amount of Exposure to which Credit Risk Reduction Method Has Been Applied

(Millions of Yen)

Classification	March 31, 2007			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	1,260,073	11,039	285,636	175
Corporate exposures	238,569	11,039	262,263	175
Sovereign exposures	—	—	23,373	—
Bank exposures	1,021,504	—	—	—
Total	1,260,073	11,039	285,636	175

(Millions of Yen)

Classification	March 31, 2008			
	Amount of exposure to which qualified financial asset collateral has been applied	Amount of exposure to which qualified receivables collateral has been applied	Amount of exposure to which qualified real estate collateral has been applied	Amount of exposure to which qualified other collateral has been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	**1,924,211**	**7,935**	**366,673**	**4,371**
Corporate exposures	**499,631**	**7,935**	**344,886**	**4,371**
Sovereign exposures	—	—	**21,786**	—
Bank exposures	**1,424,580**	—	—	—
Total	**1,924,211**	**7,935**	**366,673**	**4,371**

Amount of Exposure to which Guarantees and Credit Derivatives Have Been Applied

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied	Amount of exposure to which guarantees have been applied	Amount of exposure to which credit derivatives have been applied
Standardised approach	—	—	—	—
Internal ratings-based approach	104,442	—	**94,458**	—
Corporate exposures	19,989	—	**39,117**	—
Sovereign exposures	84,149	—	**5,656**	—
Bank exposures	303	—	**49,684**	—
Total	104,442	—	**94,458**	—

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

(1) Method used for calculation of credit equivalents

	Name
Method used for calculation of credit equivalents	Current exposure method

(2) Total amount of gross reconstruction cost (not less than zero)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total gross reconstruction cost amount	64,335	**164,877**

3) Credit equivalents before taking into consideration effect of credit risk reduction method by collateral (for derivative product transactions, credit equivalents for each transaction classification is included)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Credit equivalents before taking into consideration the effect of credit risk reduction method by collateral	61,880	**93,690**
Of which, those corresponding to foreign exchange related transactions	37,177	**61,584**
Of which, those corresponding to interest rate related transactions	110,504	**191,268**
Of which, those corresponding to other transactions	—	—
Of which, those corresponding to the effect of credit risk reduction via collective liquidation netting contracts (loss)	85,801	**159,162**

(4) Total amount indicated in (2) plus total amount of gross add-on minus the amount indicated in (3)

(Millions of Yen)

	March 31, 2007	March 31, 2008
Total amount indicated in (2) and gross add-on total minus the amount as indicated in (3)	(85,801)	**(159,162)**

(5) Amount by type of collateral

(Millions of Yen)

Classification of acceptance or provision	Type of collateral	March 31, 2007	**March 31, 2008**
Accepted collateral	Government bonds	—	**2,680**
	Domestic stocks	—	**—**
	US bonds	—	**—**
	Cash (Euro)	—	**3,438**
	Other	—	**—**
Total		—	**6,118**
Deposited collateral	Government bonds	14,621	**14,692**
	Domestic stocks	2,315	**21,020**
	US bonds	1,176	**2,113**
	Cash (Euro)	8	**99**
	Other	—	**—**
Total		18,121	**37,925**

Notes:
1. Amount of collateral is indicated at market value.
2. Of deposited collateral, 14,114 million yen (at March 31, 2007) and 29,835 million yen (at March 31, 2008) are deposited with liquidation institutions, etc.

(6) Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Credit equivalents after taking into consideration the effect of credit risk reduction method by collateral	61,928	**91,876**

(7) Credit derivative predicted principal amount that will be subject to calculation of credit equivalents

(Millions of Yen)

Classification of purchase or provision	Type of credit derivative	March 31, 2007 predicted principal	**March 31, 2008 predicted principal**
Protection purchase	Credit default swap	—	**—**
	Credit link bond	—	**—**
	Other	—	**—**
Total		—	**—**
Protection provision	Credit default swap	1,000	**10,000**
	Credit link bond	30,000	**45,000**
	Other	15,000	**5,000**
Total		46,000	**60,000**

(8) Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Estimated amount of principal of credit derivatives used to take into consideration the effect of credit risk reduction method	—	**—**

Matters Concerning Securitization Exposure

Matters Concerning Securitization Exposure of which the Company is the Originator

(1) Total amount of original assets and breakdown by type of these primary original assets

(Millions of Yen)

Form of Securitization	March 31, 2007	**March 31, 2008**
Amount of original assets of asset transfer-type securitization transactions	828,591	**719,193**
Residential loan	824,359	**703,693**
Other	4,232	**15,500**
Amount of original assets of synthetic-type securitization transactions	—	—
Residential loan	—	—
Other	—	—
Total amount of original assets	828,591	**719,193**

(2) Of exposure composing original assets, amount of exposure delay of three months or longer or exposures in default amount, current loss amount, and breakdown by type of these primary original assets

(Millions of Yen)

Classification	March 31, 2007		**March 31, 2008**	
	Exposure amount	Current loss amount	Exposure amount	Current loss amount
Exposure delay of three months or longer	—	—	—	—
Residential loan	—	—	—	—
Other	—	—	—	—
Exposures in default	1,536	—	**2,601**	—
Residential loan	1,536	—	**2,601**	—
Other	—	—	—	—
Total	1,536	—	**2,601**	—

(3) Amount of securitization exposure held and breakdown by type of these primary original assets

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
	Amount of exposure	Amount of exposure
Residential loan	209,775	**201,878**
Other	2,838	**2,757**
Total	212,613	**204,635**

(4) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital amount	Balance	Required capital amount
Less than 20%	—	—	—	—
20% to less than 50%	—	—	—	—
50% to less than 100%	209,775	11,972	**201,878**	**14,559**
100% to less than 350%	—	—	—	—
Deduction of capital	2,682	2,682	**2,682**	**2,682**
Total	212,457	14,655	**204,560**	**17,242**

Notes:
1. Required capital amount = (credit risk weighted asset amount x 1.06) x 8% + expected loss amount
2. Out of securitization exposure held, as to I/O strips relating to real estate non-recourse loans (75 million yen), the amount is deducted as capital equivalent amount increased due to securitization.

(5) Capital equivalent amount increased due to securitization transaction and breakdown by type of original assets

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	43,517	**34,687**
Other	155	**75**
Total	43,673	**35,763**

(6) Amount of securitization exposure to be deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown by type of original assets

(Millions of Yen)

Type of original assets	March 31, 2007	**March 31, 2008**
Residential loan	—	**—**
Other	2,682	**2,682**
Total	2,682	**2,682**

(7) Matters concerning securitization exposure with early redemption provisions
N.A.

(8) Outline of exposure securitized in current term
N.A.

(9) Amount of profit/loss on sale recognized during the term accompanying securitization transactions and breakdown by type of primary original assets
N.A.

(10) Amount of credit risk weighted assets calculated through application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification
N.A.

Matters Concerning Securitization Exposure in which the Company is the Investor

(1) Amount of securitization exposure held and breakdown of primary original assets by type

(Millions of Yen)

Breakdown of original assets	March 31, 2007	**March 31, 2008**
Residential loan backed securities (RMBS)	110,643	**113,206**
Multi-borrower type commercial-use real estate backed securities (MCMBS)	3,599	**2,800**
Debt collateral certificate using credit derivative (Synthetic CDO)	15,014	**13,299**
First to default type credit link bond (CLN)	29,870	**39,901**
Asset-backed loans of monetary receivables such as loan receivables (ABL)	503	**189**
Securitization of business (WBS)	48,572	**42,199**
Asset-backed securities of monetary receivables such as installment receivables (ABS)	2,625	**10,729**
Total	210,829	**222,326**

(2) Balance of securitization exposure held by risk weight classification of appropriate number and required capital amount

(Millions of Yen)

Risk weight	March 31, 2007		**March 31, 2008**	
	Balance	Required capital amount	Balance	Required capital amount
Less than 20%	123,413	810	**134,096**	**883**
20% to less than 50%	87,044	2,580	**88,164**	**2,616**
50% to less than 100%	—	—	**—**	**—**
100% to less than 350%	372	32	**65**	**6**
Deduction of capital	—	—	**1,418**	**1,418**
Total	210,829	3,422	**223,745**	**4,925**

Note: Required capital amount = (Credit risk weighted asset amount x 1.06) x 8%

(3) Amount of securitization exposure deducted from capital pursuant to provisions of Article 247 of the Capital Adequacy Ratio Notification and breakdown of original assets by type
N.A.

(4) Amount of credit risk weighted asset calculated with application of Article 15 of the Supplementary Rules of Capital Adequacy Ratio Notification
N.A.

Matters Concerning Equity Exposures including Investment in Bank Accounts

Amount Posted on Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007		March 31, 2008	
	Amount posted on balance sheet	Market value	Amount posted on balance sheet	Market value
Listed equity exposures	813,357	813,357	**583,365**	**583,365**
Equity exposure including investment other than above	274,528		**256,095**	
Total	1,087,886		**839,460**	

Note: Equity exposures for domestic and foreign stocks are described in the above.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc.

(Millions of Yen)

Breakdown	March 31, 2007	March 31, 2008
Profit/loss on sale	14,121	**15,233**
Amortization loss	5,500	**7,420**
Total	8,621	**7,813**

Note: Profit/loss on stocks stated on the Profit and Loss Statements is described in the above.

Amount of Appraisal Profit/Loss Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

(Millions of Yen)

	March 31, 2007	March 31, 2008
Amount of appraisal profit/loss recognized on balance sheet and not recognized on profit and loss statements	373,495	**135,981**

Note: Appraisal profit/loss relating to other securities (domestic and foreign stocks) that fall under equity exposures is described in above.

Amount of Appraisal Profit/Loss Not Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount Calculated into Tier II Capital Pursuant to Article 18, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Amount of Equity Exposures Applicable to Article 13 (Transitional measure) of Supplementary Rules of Capital Adequacy Ratio Notification

(Millions of Yen)

Classification	March 31, 2007	March 31, 2008
Listed equity exposures	380,083	**358,848**
Equity exposures other than above	259,582	**241,137**
Total	639,665	**599,986**

Note: As for the amount of equity exposures classified into other securities, smaller amount of either the amount posted on the balance sheet or the acquisition cost is used.
As for the amount of equity exposures that is not classified into other securities, the amount posted on the balance sheet is used.

(Reference) Matters Concerning Equity Exposures including Investment in Trust Account with an Agreement on Compensation for Principal

Term-end Balance in Trust Account with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	**—**
Equity exposure including investment other than above	25,474	**3,312**
Total	25,479	**3,312**

Note: Term-end balance is the amount based on accounting processing of trust account with an agreement on compensation for principal.

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc. in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Breakdown	March 31, 2007	**March 31, 2008**
Profit/loss on sale	330	**(651)**
Amortization loss (–)	1,118	**—**
Total	(788)	**(651)**

Note: Profit/loss on sale and amortization loss is the amount in accordance with the accounting processing of trust accounts with an agreement on compensation for principal.

Amount of Equity Exposures Applicable to Article 13 (Transitional measure) of the Supplementary Rules of Capital Adequacy Ratio Notification in Trust Accounts with an Agreement on Compensation for Principal

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Listed equity exposures	4	**—**
Equity exposures other than above	500	**499**
Total	504	**499**

Amount of Exposure Applicable to Credit Risk Weighted Asset Deemed Calculation

(Millions of Yen)

Calculation Method	March 31, 2007	**March 31, 2008**
Exposure applicable to look-through formula (Note 1)	451,667	**365,100**
Exposure applicable to modified simple majority method (Note 2)	16,379	**86,354**
Exposure applicable to investment criteria formula (Note 3)	31	**47,243**
Exposure applicable to simple risk weight method (Note 4)	—	**—**
Those applicable to 400% risk weight	—	**—**
Those applicable to 1250% risk weight	—	**—**
Total	468,077	**498,698**

Notes:
1. In investment trusts, funds, repackaged bonds, etc. (the "Fund, etc."), the exposure in which the respective backed assets are obvious.
2. Exposure in which equity exposures makes up a majority of the assets backing up the Fund, etc.
3. Exposure in which the composing assets of the Fund, etc. are predictable since the operational standards are determined even though the respective assets that back up Fund, etc. are not obvious.
4. Exposure in which the respective assets backing up the Fund, etc. are not obvious, and does not fall under 1 to 3 above.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Variation amount of profit/loss or economic value from interest rate shock	72,665	**111,992**

Note: Calculation is done by the same method as the outlier standard as provided in "General Supervision Guidelines for Major Banks, etc."
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.
Core deposit to be applied: 50% of current balance of liquid deposit (ordinary deposit, current deposit, etc.)

Basel II Related Data

Chuo Mitsui Asset Trust and Banking Company, Limited

Table of Contents

Non-consolidated Data

Means of Capital Procurement

Common stock

Credit Risk Weighted Assets

1. Method to be used: the standardised approach

2. Rating agency to be used: Rating and Investment Information, Inc.
However, for corporate exposures, etc., we apply 100% risk weight to all.

Operational Risks

- Method used in calculation of operational risk equivalents: the standardised approach

Matters Concerning Composition of Capital

Composition of Capital

(Millions of Yen)

Item	March 31, 2007	March 31, 2008
Tier I capital		
Capital stock	11,000	**11,000**
Non-cumulative perpetual preferred stock of above	—	—
New stock application margin	—	—
Capital reserve	21,246	**21,246**
Other capital surplus	—	—
Retained earnings	—	—
Other retained earnings	19,757	**16,223**
Treasury stock (-)	—	—
Treasury stock application margin	—	—
Projected amount of distributed income (-)	15,000	**14,000**
Evaluation loss on other securities (-)	28	**21**
Stock acquisition rights	—	—
Trade rights equivalent amount (-)	—	—
Intangible fixed asset equivalent posted by corporate consolidation (-)	—	—
Amount equivalent to capital increase due to securitization transactions (-)	—	—
Total Tier I capital (A)	36,975	**34,447**
Non-dilutive preferred securities with step-up interest rate provisions of above (Note 2) (B)	—	—
Tier II capital		
Amount equivalent to 45% of difference between land revaluation amount and book value just before revaluation	—	—
General reserve for possible loan losses	—	—
Liability type fundraising means, etc.	—	—
Perpetual subordinated bonds of above (Note 3)	—	—
Fixed-term subordinated bonds and fixed-term preferred stock of above (Note 4)	—	—
Amount not calculated into Tier II capital (-)	—	—
Total Tier II capital (C)	—	—
Items for deduction (Note 5) (D)	—	—
Capital Amount (E) = (A) + (C) – (D)	36,975	**34,447**
<For Reference>		
Risk weighted assets, etc.		
Credit risk weighted asset amount	34,468	**34,781**
Asset (on-balance sheet) items	34,468	**34,744**
Off-balance sheet transaction items	—	**36**
Amount arrived at by dividing operational risk equivalents by 8%	91,265	**95,730**
Total (F)	125,733	**130,512**
Non-consolidated Capital Adequacy Ratio (Domestic Standard) = (E)/(F) x 100	29.40%	**26.39%**
(A)/(F) x 100	29.40%	**26.39%**
(B)/(A) x 100	—	—

Notes:

1. Composition of capital and capital adequacy ratio, etc. as of March 31, 2008 are calculated in accordance with Financial Services Agency Notification No. 19 of 2006 (the "Capital Adequacy Ratio Notification").
2. Meaning those as provided in Article 40, Paragraph 2 of the Capital Adequacy Ratio Notification, in other words, stock, etc., that has the probability of redemption, including those adding a step-up interest rate or other special provisions (including preferred investment securities issued by overseas SPCs).
3. Meaning liability type fundraising means as indicated in Article 41, Paragraph 1, Item 3 of the Capital Adequacy Ratio Notification, and which have all the characteristics as indicated below:
   (1) Unsecured, subordinated to other liabilities, and already paid,
   (2) Not to be redeemed, except for in certain cases,
   (3) Should supplement loss while business is ongoing,
   (4) That for which interest payment obligation postponement is allowed.
4. These are indicated in Article 41, Paragraph 1, Items 4 and 5 of the Capital Adequacy Ratio Notification. However, for fixed-term subordinated bonds, there is a limitation to those with redemption periods exceeding 5 years from the agreement.
5. Amount equivalent to intentional holding of fundraising means of other financial institutions as indicated in Article 43, Paragraph 1, Item 1 of the Capital Adequacy Ratio Notification, and the amount that is to be deducted pursuant to the provisions of Items 2 and 5 thereof.

Matters Concerning Capital Adequacy Levels

Required Capital Amount

(1) Required capital amount for credit risks

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Portfolio applicable to the standardised approach	1,378	**1,389**
For financial institutions and securities companies	107	**101**
For corporations	56	**441**
Investment	8	**8**
Other	1,206	**837**
Securitization exposure	—	**—**
Total	1,378	**1,389**

Note: Calculation method of required capital amount for credit risk is as follows:
Amount of credit risk weighted asset x 4% + capital deduction amount

(2) Required capital amount for operational risks

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Standardised approach	3,650	**3,829**
Total	3,650	**3,829**

(3) Total amount of non-consolidated required capital

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Total amount of non-consolidated required capital (Note)	5,029	**5,219**

Note: (Amount of credit risk weighted asset + operational risk equivalents/8%) x 4%

Matters Concerning Credit Risks

(except for matters regarding securitization exposure)

Term-end Balance of Exposure Relevant to Credit Risks and Breakdown by Primary Type

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**	**Average balance of exposure during the term**
Loaned money, call loans, deposits, etc.	55,546	**45,122**	**46,674**
Securities	83,879	**84,874**	**84,065**
Off-balance sheet transactions	745	**25,655**	**10,141**
Total	140,171	**155,652**	**140,881**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents.
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 21,156 million yen is not included in above.
3. The average balance of exposure during the term is the average value for respective quarterly term-end balances.

(1) Term-end Balance of Exposure by Region and Breakdown by Primary Types

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Domestic	140,171	**155,652**
Loaned money, call loans, deposits, etc.	55,546	**45,122**
Securities	83,879	**84,874**
Off-balance sheet transactions	745	**25,655**
Overseas	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Total	140,171	**155,652**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents.
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 21,156 million yen is not included in above.

(2) Term-end Balance of Exposure by Business Type and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Sovereign	115,269	**117,920**
Central government	114,523	**117,245**
Loaned money, call loans, deposits, etc.	30,644	**21,372**
Securities	83,879	**84,874**
Off-balance sheet transactions	—	**10,997**
Local public organizations	745	**674**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	745	**674**
Other	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Financial institutions	13,473	**26,684**
Loaned money, call loans, deposits, etc.	13,473	**12,701**
Securities	—	**—**
Off-balance sheet transactions	—	**13,983**
Business corporation	11,428	**11,047**
Loaned money, call loans, deposits, etc.	11,428	**11,047**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Individual	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Other	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Special international financial transaction account portion	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Total	140,171	**155,652**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents.
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 21,156 million yen is not included in above.

(Reference) Term-end Balance of Exposure by Business Type relevant to Business Corporations and Breakdown by Primary Type

(Millions of Yen)

Business Type	March 31, 2007	March 31, 2008
Manufacturing	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Agriculture	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Forestry	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Fishery	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Mining industry	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Construction	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Electricity, gas, heating, water	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Information communications	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Transportation	91	**91**
Loaned money, call loans, deposits, etc.	91	**91**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Wholesale and retail	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Finance and insurance	457	**369**
Loaned money, call loans, deposits, etc.	457	**369**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Real estate	834	**834**
Loaned money, call loans, deposits, etc.	834	**834**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Various services	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Other	10,045	**9,751**
Loaned money, call loans, deposits, etc.	10,045	**9,751**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Total	11,428	**11,047**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents.
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 21,156 million yen is not included in above.

(3) Term-end Balance of Exposure by Remaining Period and Breakdown by Primary Type

(Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
1 year or shorter	138,409	**153,894**
Loaned money, call loans, deposits, etc.	54,529	**44,038**
Securities	83,879	**84,874**
Off-balance sheet transactions	—	**24,981**
Over 1 year to 3 years or shorter	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Over 3 years to 5 years or shorter	—	**68**
Loaned money, call loans, deposits, etc.	—	**68**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Over 5 years to 7 years or shorter	—	**—**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	—	**—**

(continues to right column)

(continued from left column) (Millions of Yen)

Remaining Period	March 31, 2007	**March 31, 2008**
Over 7 years	745	**674**
Loaned money, call loans, deposits, etc.	—	**—**
Securities	—	**—**
Off-balance sheet transactions	745	**674**
With no provision for period	1,016	**1,014**
Loaned money, call loans, deposits, etc.	1,016	**1,014**
Securities	—	**—**
Off-balance sheet transactions	—	**—**
Total	140,171	**155,652**

Notes:
1. The following values are used for above term-end balance:
   (1) On-balance sheet transactions: amount gained by deducting valuation gains on other securities amount posted on balance sheet,
   (2) Off-balance sheet transactions: credit equivalents.
2. Assets that fall under Article 77 of the Capital Adequacy Ratio Notification (prepaid pension expenses, fixed assets, deferred tax assets, etc.) of 21,156 million yen is not included in above.

Term-end Balance of Exposure Delay of Three Months or Longer and Breakdown by Primary Type

N.A.

Term-end Balance and Amount of Variance during the Term of General Reserve for Possible Loan Losses, Respective Reserve for Possible Loan Losses, and Specified Overseas Receivables Reserve Account

(Millions of Yen)

Type of Reserve	FY2006		**FY2007**	
	Term end Balance	Variance during Term	Term end Balance	Variance during Term
General reserve for possible loan losses	—	(11)	**—**	**—**
Respective reserve for possible loan losses	—	—	**—**	**—**
Domestic	—	—	**—**	**—**
Overseas	—	—	**—**	**—**
Specified overseas receivables reserve account	—	—	**—**	**—**
Total	—	(11)	**—**	**—**

Note: General reserve for possible loan losses is not managed by region.

Balance of Respective Reserve for Possible Loan Losses by Business Type

N.A.

Amount of Loan Amortized by Business Type

N.A.

Balance by Risk Weight Classification for Exposure Applicable to the Standardised Approach

(Millions of Yen)

Risk Weight	March 31, 2007	Rating applicable	Rating not applicable (Note)	**March 31, 2008**	Rating applicable	Rating not applicable (Note)
0%	115,269	—	115,269	**131,720**	**—**	**131,720**
0% to 10%	—	—	—	**—**	**—**	**—**
10% to 35%	13,473	—	13,473	**12,884**	**—**	**12,884**
35% to 75%	—	—	—	**—**	**—**	**—**
75% to 100%	11,428	—	11,428	**11,047**	**—**	**11,047**
100% to 150%	—	—	—	**—**	**—**	**—**
Capital deduction	—	—	—	**—**	**—**	**—**
Total	140,171	—	140,171	**155,652**	**—**	**155,652**

Note: The Company has registered for application of special exceptions in Article 67 of Capital Adequacy Ratio Notification as to exposure oriented to corporations, etc., so risk weight is uniformly 100%. Therefore, the exposures applicable to the relevant special exceptions are described in the "rating not applicable" column.

Matters Concerning Credit Risk Mitigation Measures

(Millions of Yen)

Classification	March 31, 2007	**March 31, 2008**
Amount of exposure to which qualified financial asset collateral has been applied	—	**13,800**
Amount of exposure to which guarantees have been applied	—	—
Amount of exposure to which credit derivatives have been applied	—	—
Total	—	**13,800**

Matters Concerning Risks of Transaction Partners in Derivative Products Transactions and Long-term Settlement Period Transactions

N.A.

Matters Concerning Securitization Exposure

N.A.

Matters Concerning Equity Exposures including Investment, etc. in Bank Accounts

Amount Posted on Balance Sheet and Market Value

(Millions of Yen)

Classification	March 31, 2007		**March 31, 2008**	
	Amount posted on balance sheet	Market value	Amount posted on balance sheet	Market value
Listed equity exposures	—	—	—	—
Exposure including investments, etc. or stock, etc. other than above	216		**216**	
Total	216		**216**	

Amount of Profit/Loss Accompanying Sale and Write-Off of Equity Exposures including Investment, etc.

N.A.

Amount of Appraisal Profit/Loss Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount of Appraisal Profit/Loss Not Recognized on Balance Sheet and Not Recognized on Profit and Loss Statements

N.A.

Amount Calculated into Supplementary Items Pursuant to Article 18, Paragraph 1 of the Capital Adequacy Ratio Notification

N.A.

Variation Amount of Profit/Loss or Economic Value from Interest Rate Shock used by the Company for Internal Management with Regard to Interest Rate Risk in Bank Accounts

(Millions of Yen)

	March 31, 2007	**March 31, 2008**
Variation amount of profit/loss or economic value from interest rate shock	98	**110**

Note: Since the assets to be subject to management are very few, these are managed in a single unit as risk in internal management, and management limited to interest rate risk is not performed. For reference values, values calculated in accordance with the outlier standard provided in "General Supervision Guidelines for Major Banks, etc." is indicated.
Interest rate shock to be applied: 99 percentile value of interest rate volatility measured with retention period of 1 year and observation period of 5 years.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2008

Chuo Mitsui Trust Holdings, Inc.

Chairman of the Board
Kiichiro Furusawa*

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

Senior Managing Directors
Jun Okuno
Ken Sumida

Director
Tadashi Kawai

Corporate Auditors
Kimihiro Funahashi
Hiroaki Sasaki
Shigenori Koda
Yasuhiro Yonezawa
Yasuhiko Takano

Senior Executive Officer
Nobuo Iwasaki

Executive Officer
Masaru Hashimoto

** Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Masaharu Kodaka*

Corporate Auditors
Junichi Sahara
Shigenori Koda
Yasuhiko Takano

First Senior Executive Officers
Itaru Masuda**
Jun Okuno
Ken Sumida

Senior Executive Officers
Tetsuji Tada
Kunitaro Kitamura
Mamoru Kawakami
Nobuo Iwasaki
Shunichi Sakata
Taro Kiritani
Naoya Shoji
Takashi Kamikanda
Yoichi Nakae

Executive Officers
Katsuhiko Kudo
Tetsuo Amano
Yoshiki Kiyono
Shinji Ochiai
Yutaka Takei
Takuya Miyazaki
Hiroyuki Okudaira
Toshiyuki Ueki

** Representative directors*
*** Directors*

Chuo Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

Senior Executive Officer
Koichi Suzuki**
Yasuo Kuwana**

Corporate Auditors
Hiroaki Sasaki
Norihide Kirihara
Yasuhiro Yonezawa

Executive Officers
Yasuhiro Wakasa
Satoshi Yamamoto
Seigo Kimoto
Hiroshi Misawa

** Representative director*
*** Directors*

Organization

As of August 1, 2008

Chuo Mitsui Trust Holdings, Inc.

- General Meeting of Shareholders
- Corporate Auditors
- Board of Corporate Auditors
- Board of Directors
- Executive Committee
- Management Council
- Advisory Board
- Committee
- Corporate Auditors Office
- Secretariat
- General Planning Dept.
- Planning and Coordination Dept.
- General Affairs Dept.
- Personnel Dept.
- Risk Management Dept.
- Compliance Dept.
- Legal Dept.
- Operations Administration Dept.
- System Planning Dept.
- Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited

- General Meeting of Shareholders
- Corporate Auditors
- Board of Corporate Auditors
- Board of Directors
- Executive Committee
- Committee
- Corporate Auditors Office
- Secretariat
- Corporate Planning Dept.
- Planning and Coordination Dept.
- General Affairs Dept.
- Personnel Dept.
- Risk Management Dept.
- Compliance Dept.
- Legal Dept.
- Customer Service Dept.
- Treasury Dept.
- Business Planning Dept.
- Private Banking Dept.
- Direct Channel Business Dept.
- Loan Planning Dept.
- Corporate Business Promotion Dept.
- Structured Finance Dept.
- Alternative Investment Dept.
- Credit Supervision Dept. I
- Credit Supervision Dept. II
- Head Office Business Depts.
- Domestic Branches
- Global Finance Dept.
  - Representative Office
- Settlement Administration Dept.
- Real Estate Planning and Administration Dept.
- Real Estate Business Dept. I
- Real Estate Business Dept. II
- Real Estate Business Dept. III
- Real Estate Investment Promotion Dept. I
- Real Estate Investment Promotion Dept. II
- Real Estate Investment Advisory Dept.
- Real Estate Custody Dept.
- Real Estate Supervision Dept.
- Stock Transfer Agency Dept.
- Stock Transfer Agency Business Dept.
- Stock Transfer Agency Business Promotion Dept.
- Operations Administration Dept.
- System Planning Dept.
- Internal Audit Dept.

Chuo Mitsui Asset Trust and Banking Company, Limited



General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
Executive Committee
Corporate Auditors Office
Secretariat
Corporate Planning Dept.
Planning and Coordination Dept.
General Affairs Dept.
Personnel Dept.
Risk Management Dept.
Compliance Dept.
Legal Dept.
Trust Assets Planning Dept.
Pension Business Dept. I
Pension Business Dept. II
Pension Business Dept. III
Institutional Business Dept.
Nagoya Branch
Osaka Branch
Pension Consulting Dept.
Pension Trust Dept.
Trust Assets Administration Dept.
Investment Planning Dept.
Pension Fund Investment Dept.
Trust Fund Investment Dept.
Equity Dept.
Fixed Income Investment Dept.
Quantitative Investment Dept.
Fund Business and Alternative Investment Dept.
Operations Administration Dept.
System Planning Dept.
Internal Audit Dept.

Major Associated Companies

As of August 1, 2008

Chuo Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	6,000
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200
CMTB Equity Investments Co., Ltd.	Investment, management and administration of stocks	100
Chuo Mitsui Finance Service Co., Ltd.	Finance	500
Tokyo Securities Transfer Agent Co., Ltd.	Stock transfer agency services	45

Overseas Network

As of August 1, 2008

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Akihiko Koda
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Takeyasu Koike
Chief Representative
8 Shenton Way
#14-02
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Beijing Representative Office
Hiroo Tamura
Chief Representative
Room 5011, 5th Floor,
Chang Fu Gong Office Building,
No. 26, Jianguomenwai Dajie,
Chaoyang District, Beijing 100022,
People's Republic of China
Telephone: 86-10-6559-8556
Telefax: 86-10-6559-8592

Overseas Subsidiaries

Chuo Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, Ugland House,
Grand Cayman KYI-1104,
Cayman Islands

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, Ugland House,
Grand Cayman KYI-1104,
Cayman Islands

MTH Preferred Capital 4 (Cayman) Limited
P.O. Box 309, Ugland House,
Grand Cayman KYI-1104,
Cayman Islands

MTH Preferred Capital 5 (Cayman) Limited
P.O. Box 309, Ugland House,
Grand Cayman KYI-1104,
Cayman Islands

CMTH Preferred Capital 6 (Cayman) Limited
P.O. Box 309, Ugland House,
Grand Cayman KYI-1104,
Cayman Islands

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Hajime Kobayashi
President & CEO
655 Third Avenue, 26th Floor,
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Investments Singapore Pte. Ltd.
Mitsunobu Okuda
Managing Director
8 Shenton Way
#14-02
Singapore 068811
Republic of Singapore
Telephone: 65-6220-9527
Telefax: 65-6220-9528

Chuo Mitsui Trust International Ltd.
Hisanori Ito
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telefax: 44-20-7847-8500

Investor Information

As of March 31, 2008

Chuo Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.chuomitsui.jp

Date of Establishment
February 1, 2002

Capital Stock
¥261,608 million

Number of Shares Authorized
4,338,488 thousand shares
Common: 4,068,332 thousand shares
Class II preferred: 93,750 thousand shares
Class III preferred: 31,468 thousand shares*

Number of Shares Issued
Common: 1,157,551 thousand*
Class II preferred: 93,750 thousand
Class III preferred: 31,468 thousand*

Number of Shareholders
Common: 29,800(The number of shareholders holding only fractional shares is excluded.)

Preferred: 1

** The number of Class III shares reflects the changes as a result of share repurchase and cancellation, as well as secondary offering of shares of our common stock conducted in July 2008. (54,000 thousand shares were repurchased and cancelled, and 47,812.5 thousand shares were converted into 172,000 thousand shares of common stock.)*

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
JP Morgan Chase Bank 380055	94,166	9.53
Japan Trustee Services Bank, Ltd. (Trust account)	55,971	5.66
The Master Trust Bank of Japan, Ltd. (Trust account)	33,631	3.40
Goldman Sachs International	24,145	2.44
Morgan Stanley & Company Inc.	18,589	1.88
Japan Trustee Services Bank, Ltd. (Re-trusted by Chuo Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation)	15,226	1.54
State Street Bank and Trust Company 505103	14,604	1.47
Mitsui Life Insurance Company Limited	13,648	1.38
Tobu Railway Co., Ltd.	13,355	1.35
Japan Trustee Services Bank, Ltd. (Re-trusted by Chuo Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Nagoya Railroad Co., Ltd.)	10,060	1.01
Total	293,395	29.66

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class II	93,750	100.00
Class III*	31,468	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Further Information
For further information, please contact:
Investor Relations Group
General Planning Department
Chuo Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Chuo Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8506
Web site: http://www.chuomitsui-asset.co.jp

Disclosure Policy

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Chuo Mitsui Trust Group actively executes disclosure of business data to elicit greater confidence from investors and shareholders.

Chuo Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group.

Chuo Mitsui Trust Holdings utilizes the Internet to disclose a wide range of investor relations (IR) information. The Company's Web site grants access to a page that links to materials prepared for domestic institutional investor information meetings as well as an audiovisual presentation of the actual information meetings.

The Company provides English translations of the Japanese originals. The Company also maintains a page designed specifically for individual investors to ensure thorough access to IR information by all investors.

The companies under the Group umbrella, including Chuo Mitsui and Chuo Mitsui Asset also have their own Web sites, through which each company presents a wide range of information about respective products and services.

Ongoing efforts to provide clients and shareholders with various disclosure materials will promote a deeper understanding of Chuo Mitsui Trust Group.


中央三井トラスト・ホールディングス
English
A Message from the President
Group Outline
Annual Report
Financial Data
News Release
IR Materials
Rating Information
CSR (Corporate Social Responsibility)
IR Materials
Analyst Meeting for FY3/08
Presentation Material(February 18, 2008)
Analyst Meeting for 1H.FY3/08
Presentation Material(September 12, 2007)
Analyst Meeting for FY3/07
Analyst Meeting for 1H.FY3/07
Presentation Material(September 7, 2006)

Chuo Mitsui Trust Holdings, Inc.
http://www.chuomitsui.jp/english/


Chuo Mitsui Trust Group


Chuo Mitsui Trust Group


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